Exhibit 99.1

INDEPENDENT AUDITOR'S REVIEW REPORT (A free translation from the original in Spanish) Santiago, July 27, 2022 To the Shareholders and Directors Itaú Corpbanca We have reviewed the accompanying interim consolidated statement of financial position of Itaú Corpbanca and subsidiaries as of June 30, 2022, the interim consolidated statements of income and of other comprehensive income for the three-month and six-month periods ended June 30, 2022 and 2021, and the related interim consolidated statements of cash flows and of changes in equity for the six-month periods then ended, and the related notes to the interim consolidated financial statements. Management's Responsibility for the Interim Consolidated Financial Statements Management is responsible for the preparation and fair presentation of the interim consolidated financial statements in accordance with accounting standards and instructions issued by the Commission for the Financial Market. This responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim consolidated financial statements in accordance with the applicable framework for preparation and presentation of financial information. Auditor's Responsibility Our responsibility is to conduct our review in accordance with auditing standards generally accepted in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. The scope of a review, is substantially less than an audit conducted in accordance with auditing standards generally accepted in Chile, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion. Conclusion Based on our reviews, we are not aware of any material modifications that should be made to the interim consolidated financial statements, mentioned in the first paragraph, to be in accordance with accounting standards and instructions issued by the Commission for the Financial Market.

Santiago, July 27, 2022 Itaú Corpbanca 2 Emphasis of matter As discussed in note 2, these interim consolidated financial statements have been prepared in accordance with the accounting standards and instructions of the new Compendium of Accounting Standards for Banks, issued by the Commission for the Financial Market for periods beginning on January 1, 2022. The impacts of the adoption of this new standard are described in note 4 “Accounting Changes”. Other Matters - consolidated statement of financial position as of December 31, 2021 On February 23, 2022, we expressed an unmodified audit opinion on the consolidated financial statements as of December 31, 2021 and 2020 of Itaú Corpbanca and subsidiaries, Likewise, we have audited the adjustments arising from the retrospective application of the new Compendium of Accounting Standards for Banks, included in these interim consolidated financial statements for comparative purposes as of December 31, 2021. Claudio Gerdtzen S. RUT: 12.264.594-0

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 1 ITAÚ CORPBANCA AND SUBSIDIARIES Interim Consolidated Financial Statements Content Page Interim Consolidated Statements of Financial Position 2 Interim Consolidated Statements of Income for the Period 3 Interim Consolidated Statements of Other Comprehensive Income for the Period 4 Interim Consolidated Statements of Changes in Shareholders' Equity for the period 5 Interim Consolidated Consolidated Statements of Cash Flows for the Period 7 Notes to the Interim Consolidated Financial Statements 8 $ = Amounts expressed in Chilean pesos MCh$ = Amounts expressed in millions of Chilean pesos US$ = Amounts expressed in US dollars MUS$ = Amounts expressed in thousands of US dollars MMUS$ = Amounts expressed in millions of US dollars COP$ = Amounts expressed in Colombian pesos MMCOP$ = Amounts expressed in millions of Colombian pesos UF = Amounts expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index)

ITAÚ CORPBANCA AND SUBSIDIARIES

Interim Consolidated Statements of Financial Position

(In millions of Chilean pesos – MCh$)

	Notes	As of June 30, 2022 MCh$	As of December 31 2021 (*) MCh$	As of January 01 2021 (*) MCh$
ASSETS				
Cash and deposits in banks	7	1,655,846	3,473,392	3,089,072
Cash in process of collection	7	678,028	438,496	173,192
Financial assets held for trading at fair value through profit or loss	8	4,367,805	3,229,406	4,256,700
Derivative financial instruments	8	3,722,588	2,897,803	3,676,331
Financial debt instruments	8	583,105	291,761	545,352
Other	8	62,112	39,842	35,017
Financial assets not held for trading mandatorily measured at fair value through profit or loss	9	59,395	—	—
Financial assets designated at fair value through profit or loss	10	—	—	—
Financial assets at fair value through other comprehensive income	11	4,281,500	2,872,683	3,960,105
Financial debt instruments	11	4,274,343	2,872,683	3,960,105
Other	11	7,157	—	—
Derivative financial instruments held for hedge accounting	12	93,054	83,123	306,472
Financial assets at amortized cost	13	27,263,692	25,701,853	21,909,607
Investment under resale agreement	13	291,306	606,178	105,580
Financial debt instruments	13	1,095,919	1,062,787	111,643
Interbank loans	13	54,052	80,554	7,115
Loans and accounts receivable from customers – Commercial	13	16,192,097	15,102,619	14,133,985
Loans and accounts receivable from customers – Mortgage	13	6,734,145	6,193,478	5,225,837
Loans and accounts receivable from customers - Consumer	13	2,896,173	2,656,237	2,325,447
Investments in associates	14	21,189	19,567	18,782
Intangible assets	15	696,753	699,344	718,683
Fixed assets	16	48,948	51,057	56,020
Right of use asset under lease agreements	17	115,565	131,657	170,603
Current taxes	18	41,853	58,184	64,699
Deferred taxes	18	278,132	275,190	311,970
Other assets	19	711,698	808,739	588,142
Non-current assets and groups held for sale	20	12,639	14,024	14,624
TOTAL ASSETS		**40,326,097**	**37,856,715**	**35,638,671**
LIABILITIES				
Cash in process of being cleared	7	705,316	424,358	154,232
Financial liabilities for trading at fair value through profit or loss	21	3,530,144	2,757,342	3,511,141
Derivative financial instruments	21	3,530,144	2,757,342	3,511,141
Other	21	—	—	—
Financial liabilities at fair value through profit or loss	10	—	—	—
Derivative financial instruments held for hedge accounting	12	268,624	168,245	162,450
Financial liabilities at amortized cost	22	30,133,592	28,710,197	27,205,247
Demand deposits and other demand obligations	22	7,078,095	7,576,095	6,197,406
Term deposits and other term loans	22	11,174,937	10,097,443	11,433,064
Obligations under repurchase agreements	22	207,398	466,006	638,851
Borrowings from financial institutions	22	5,315,090	4,918,423	3,798,978
Debt instruments issued	22	6,311,051	5,609,795	5,123,825
Other financial liabilities	22	47,021	42,435	13,123
Lease contracts liabilities	17	100,416	115,544	151,885
Financial instruments of regulatory capital issued	23	1,231,089	1,153,045	1,081,031
Provisions for contingencies	24	126,901	149,275	122,013
Provision for dividends, interest payments and valuation of issued bonds with no fixed maturity date	25	72,445	83,342	—
Other provisions for credit risk	26	205,372	177,639	179,857
Current taxes	18	—	1,332	1,766
Deferred taxes	18	—	—	237
Other liabilities	27	703,026	681,753	673,335
Liabilities included in groups held for sale	20	—	—	—
TOTAL LIABILITIES		**37,076,925**	**34,422,072**	**33,243,194**
EQUITY				
Capital	28	2,687,951	2,688,131	1,862,826
Reserves	28	236,234	473,520	431,432
Other accumulated comprehensive income	28	(41,772)	1,869	27,955
Items not reclassified in income or loss	28	(471)	(1,195)	(3,666)
Items that can be reclassified in income or loss	28	(41,301)	3,064	31,621
Retained earnings from prior years	28	194,464	—	—
Net income (loss) for the year	28	241,484	279,765	—
Less: Provision for dividends, interest payments and valuation of issued bonds with no fixed maturity date	28	(72,445)	(83,342)	—
Total equity attributable to equity holders of the Bank:		3,245,916	3,359,943	2,322,213
Non-controlling interest	28	3,256	74,700	73,264
TOTAL EQUITY		**3,249,172**	**3,434,643**	**2,395,477**
TOTAL LIABILITIES AND EQUITY		**40,326,097**	**37,856,715**	**35,638,671**

(*) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards Bank, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect.

The accompanying explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 2

ITAÚ CORPBANCA AND SUBSIDIARIES

Interim Consolidated Statements of Income for the period

(In millions of Chilean pesos – MCh$)

	Notes	For the three-months periods ended as of June 30, 2022	For the three-months periods ended as of June 30, 2021 (*)	For the six-months periods ended as of June 30, 2022	For the six-months periods ended as of June 30, 2021 (*)
		MCh$	MCh$	MCh$	MCh$
Interest income	30	468,596	275,241	835,913	552,199
Interest expense	30	(230,856)	(76,252)	(399,953)	(153,948)
Net interest income	30	**237,740**	**198,989**	**435,960**	**398,251**
Income from readjustments	31	357,776	77,189	557,085	161,542
Expenses from readjustments	31	(292,798)	(59,095)	(443,900)	(118,697)
Net income from readjustments	31	**64,978**	**18,094**	**113,185**	**42,845**
Commission income	32	67,472	53,947	129,396	109,317
Commission expense	32	(20,944)	(16,146)	(41,136)	(30,949)
Net fee and commission income	32	**46,528**	**37,801**	**88,260**	**78,368**
Financial income (loss) from:	33				
Financial assets and liabilities for trading	33	131,192	(27,117)	149,050	19,128
Financial assets not held for trading mandatorily measured at fair value through profit or loss	33	(1,203)	—	(1,203)	—
Financial assets and liabilities designated at fair value through profit or loss	33	—	—	—	—
Profit or loss on disposal of financial assets and liabilities at amortized cost and financial assets at fair value through other comprehensive income	33	(5,745)	(284)	(8,475)	12,365
Changes, readjustments and accounting hedge of foreign currencies	33	24,050	38,762	(11,899)	40,451
Reclassifications of financial assets due to change of business model	33	—	—	—	—
Other financial income (loss)	33	784	1,508	1,796	2,029
Financial income (loss), net		**149,078**	**12,869**	**129,269**	**73,973**
Income (loss) from investments in companies	34	992	(510)	2,754	930
Income (loss) from non-current assets and disposal groups held for sale not qualifying as discontinued operations	35	(693)	(1,667)	(1,963)	(2,162)
Other operating income	36	4,618	6,781	13,363	11,260
TOTAL OPERATING INCOME		**503,241**	**272,357**	**780,828**	**603,465**
Expenses for employee benefit obligations	37	(85,234)	(70,990)	(158,727)	(143,384)
Administrative expenses	38	(71,311)	(63,302)	(137,210)	(128,146)
Depreciation and amortization	39	(23,404)	(24,627)	(46,113)	(49,202)
Impairment of non-financial assets	40	—	(1)	—	(1)
Other operating expenses	36	(4,141)	(1,973)	(12,749)	(10,278)
TOTAL OPERATING EXPENSES		**(184,090)**	**(160,893)**	**(354,799)**	**(331,011)**
OPERATING INCOME (LOSS) BEFORE CREDIT LOSSES		**319,151**	**111,464**	**426,029**	**272,454**
Expense on credit losses from:					—
Provisions for credit risk due from banks and loans and accounts receivable from customers	41	(76,699)	(53,194)	(121,632)	(131,407)
Special provisions for credit risk	41	(15,565)	4,704	(23,124)	30,325
Recovery of written off loans	41	15,275	14,228	30,261	28,706
Impairment for credit risk on other financial assets at amortized cost and financial assets at fair value through other comprehensive income	41	(192)	14	(171)	68
Expense for credit losses		**(77,181)**	**(34,248)**	**(114,666)**	**(72,308)**
OPERATING INCOME (LOSS)		**241,970**	**77,216**	**311,363**	**200,146**
Result of continued operations before income taxes		**241,970**	**77,216**	**311,363**	**200,146**
Income tax	18	(106,631)	(9,623)	(69,857)	(39,567)
Result of continued operations after income taxes	42	**135,339**	**67,593**	**241,506**	**160,579**
Result of discontinued operations before income taxes					
Taxes on discontinued operations	18	—	—	—	—
Result of discontinued operations after income taxes	42	—	—	—	—
CONSOLIDATED INCOME FOR THE PERIOD	28	135,339	67,593	241,506	160,579
Attributable to:					
Equity holders of the Bank	28	135,338	67,558	241,484	159,080
Non-controlling interest	28	1	35	22	1.499
Earnings per share of the equity holders of the Bank:					
Basic earnings	28	0,139	0,113	0,248	0,268
Diluted earnings	28	0,139	0,113	0,248	0,268

(*) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards Bank, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect.

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 3

ITAÚ CORPBANCA AND SUBSIDIARIES

Interim Consolidated Statements of Other Comprehensive Income for the period

(In millions of Chilean pesos – MCh$)

	Notes	For the three-months periods ended As of June 30, 2022 MCh$	2021 (*) MCh$	For the six-months periods ended As of June 30, 2022 MCh$	2021 (*) MCh$
CONSOLIDATED INCOME FOR THE PERIOD		135,339	67,593	241,506	160,579
Other comprehensive income (loss) for the period:					
Items not reclassified in income or loss					
Defined benefits obligation	28	1,203	1,369	773	1,889
Changes in fair value of equity instruments designated at fair value through other comprehensive income	28	258	(755)	429	(727)
Changes in the fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability	28	—	—	—	—
Other	28	—	—	—	—
Other comprehensive income that will not be reclassified to income before income taxes		**1,461**	**614**	**1,202**	**1,162**
Income tax over comprehensive income that will not be classified to income or loss	28	(444)	(272)	(473)	(418)
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME OR LOSS AFTER INCOME TAXES		**1,017**	**342**	**729**	**744**
Items that can be reclassified in income or loss					
Changes in fair value of financial assets at fair value through other comprehensive income	28	(14,805)	(79,304)	(14,216)	(118,740)
Exchange differences	28	68,708	(7,613)	55,862	(33,723)
Hedge of net investment in foreign operations	28	(40,499)	5,088	(56,249)	(4,567)
Cash flows hedge	28	(1,698)	19,010	(68,125)	11,619
Ownership in other comprehensive income of entities recorded using the equity method.	28	—	—	—	—
Non-current assets and groups held for sale		—	—	—	—
Other comprehensive income that can be reclassified to income before income taxes		**11,706**	**(62,819)**	**(82,728)**	**(145,411)**
Income tax over comprehensive income that can be reclassified to income or loss	**28**	15,312	(7,884)	38,310	11,039
TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO INCOME OR LOSS AFTER INCOME TAXES	**28**	**27,018**	**(70,703)**	**(44,418)**	**(134,372)**
OTHER TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		**28,035**	**(70,361)**	**(43,689)**	**(133,628)**
CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD	**28**	**163,374**	**(2,768)**	**197,817**	**26,951**
Attributable to:					
Equity holders of the Bank	28	163,470	(2,252)	197,843	30,842
Non-controlling interest	28	(96)	(516)	(26)	(3,891)

(*) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards Bank, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect.

The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 4

ITAÚ CORPBANCA AND SUBSIDIARIES

Interim Consolidated Statements of Changes in Equity for the period

(In millions of Chilean pesos – MCh$)

	Equity attributable to the owners									
	Capital					Retained earnings				
	Number of shares	Capital	Reserves	Other accumulated comprehensive income	Non-distributed profits from prior years	Income for the period/ (loss) for the year	Provision for minimum dividends	Equity attributable to equity holders of the Bank	Non-controlling interest	Total equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCH$	MCh$	MCh$	MCh$
Balances at December 31, 2020	512,407	1,862,826	1,195,849	25,873	156,342	(925,479)	—	2,315,411	72,915	2,388,326
Effect of changes of accounting policies	—	—	4,720	2,082	—	—	—	6,802	349	7,151
Restated opening balances as of January 01, 2021	512,407	1,862,826	1,200,569	27,955	156,342	(925,479)	—	2,322,213	73,264	2,395,477
Reclassification of income from previous year	—	—	(769,137)	—	(156,342)	925,479	—	—	—	—
Opening balances as of January 01, 2021	512,407	1,862,826	431,432	27,955	—	—	—	2,322,213	73,264	2,395,477
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge	—	—	44,161	(44,161)	—	—	—	—	—	—
Provision for mandatory dividends	—	—	—	—	—	—	(27,067)	(27,067)	—	(27,067)
Subtotal Transactions with the owners in the period	—	—	44,161	(44,161)	—	—	(27,067)	(27,067)	—	(27,067)
Income (loss) for the period	—	—	—	—	—	159,080	—	159,080	1,464	160,544
Other comprehensive income for the period	—	—	—	(58,455)	—	—	—	(58,455)	(4,839)	(63,294)
Subtotal Comprehensive income for the period	—	—	—	(58,455)	—	159,080	—	100,625	(3,375)	97,250
Closing balances as of June 30, 2021	512,407	1,862,826	475,593	(74,661)	—	159,080	(27,067)	2,395,771	69,889	2,465,660
Closing balances as of December 31, 2021	973,518	2,688,131	473,520	1,869	—	279,765	(83,342)	3,359,943	74,700	3,434,643
Transfer of income (loss) from prior year	—	—	1,959	—	277,806	(279,765)	—	—	—	—
Opening balances as of January 1, 2022	973,518	2,688,131	475,479	1,869	277,806	—	(83,342)	3,359,943	74,700	3,434,643
Dividend distribution	—	—	—	—	(83,342)	—	83,342	—	—	—
Expense due to capital increase	—	(180)	—	—	—	—	—	(180)	—	(180)
Increase participation in Colombia	—	—	(264,995)	—	—	—	—	(264,995)	(71,418)	(336,413)
Acquision of MCC entities	—	—	(19,136)	—	—	—	—	(19,136)	—	(19,136)
Dismantled accounting hedges highly probable transactions	—	—	44,771	(44,771)	—	—	—	—	—	—
Provision for mandatory dividends	—	—	—	—	—	—	(72,445)	(72,445)	—	(72,445)
Other equity movements	—	—	115	—	—	—	—	115	—	115
Subtotal Transactions with the owners in the period	—	(180)	(239,245)	(44,771)	(83,342)	—	10,897	(356,641)	(71,418)	(428,059)
Income (loss) for the period	—	—	—	—	—	241,484	—	241,484	22	241,506
Other comprehensive income for the period	—	—	—	1,130	—	—	—	1,130	(48)	1,082
Subtotal Comprehensive income for the period	—	—	—	1,130	—	241,484	—	242,614	(26)	242,588
Closing balances as of June 30, 2022	973,518	2,687,951	236,234	(41,772)	194,464	241,484	(72,445)	3,245,916	3,256	3,249,172

The accompanying explanatory notes are an integral part of these Interim Consolidated Financial Statements,

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 5

ITAÚ CORPBANCA AND SUBSIDIARIES

Interim Consolidated Statements of Cash Flows for the period

(In millions of Chilean pesos – MCh$)

	Notas	For the three-months period as of June 30, 2022	For the three-months period as of June 30, 2021 (*)	For the six-months period as of June 30, 2022	For the six-months period as of June 30, 2021 (*)
		MCh$	MCh$	MCh$	MCh$
CASH FLOW FROM OPERATING ACTIVITIES:					
Income for the period before income tax		**241,970**	**77,216**	**311,363**	**200,146**
Charges (credits) to income that do not represent cash		**(307,016)**	**(161,353)**	**(557,120)**	**(435,384)**
Depreciation and amortization		23,404	24,627	46,113	49,202
Provisions for credits, accounts receivable and other		92,435	46,725	144,927	101,082
Loss (gain) from assets received in lieu of payment		1,503	1,979	3,266	3,710
Impairment		(23)	1	—	1
Provisions for contingencies		(4,267)	(2,671)	(2,364)	(2,671)
Adjustment of fair value of trading instruments		(74,927)	45,317	(120,557)	(29,002)
Net interest income		(302,718)	(213,262)	(549,145)	(441,096)
Commission income		(67,472)	(57,157)	(129,396)	(109,317)
Commission expense		20,944	15,515	41,136	30,949
Net foreign exchange (gain) loss		(24,050)	(38,755)	11,899	(40,451)
Loss (gain) in sale of fixed assets		823	(40)	1,264	(74)
Loss f(gain) from assets received in lieu of payment		(1,099)	(1,145)	(1,846)	(1,862)
Revenues from sale of ownership in companies		—	(507)	—	(507)
Revenues from increase of ownership in companies		—	507	—	—
Other charges (credits) to income that do not represent cash movements		28,431	17,513	(2,417)	4,652
Changes for increase/decrease in assets and liabilities affecting operating flow		**(994,432)**	**(146,032)**	**(899,764)**	**(1,011,232)**
Decrease (increase) of asseta and liabilities for trading at fair value through profit or loss		(270,319)	249,811	(275,149)	240,334
Decrease (increase) of financial assets and liabilities at fair value through other comprehensive income		142,228	(681,379)	(171,308)	22,717
Decrease (increase) in contracts and securities loans		238,605	111,780	304,185	(182,065)
Decrease (increase) of financial debt instruments		(32,521)	(72,894)	(33,132)	(61,589)
Decrease (increase) of interbank loans and borrowings		(1,717,506)	(342,012)	(1,796,428)	(478,523)
Increase (decrease) of financial liabilities at amortized cost		(20,212)	165,091	325,472	(809,988)
Decrease (increase9 of assets and liabilities from deferred taxes		40,681	(24,083)	(2,942)	(49,440)
Decrease (increase) of other assets and liabilities		(79,556)	129,042	77,153	(187,387)
Loans obtained		721,166	421,795	1,159,581	992,614
Repayment of bank loans		(306,051)	(309,029)	(974,269)	(924,617)
Interest paid		9,809	(138,296)	(351,389)	(234,519)
Earned interests		293,531	340,008	842,357	689,708
Net commissions		15,977	27,702	58,014	55,749
Tax payments		(31,535)	(26,555)	(63,767)	(91,454)
Sale of assets received in lieu of payment or awarded		1,271	2,987	1,858	7,228
Total net cash flows provided by (used in) operating activities		**(1,059,478)**	**(230,169)**	**(1,145,521)**	**(1,246,470)**
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:					
Acquisition of investments in companies		(18,966)	(872)	(348,726)	(872)
Disposal of investments in companies		—	—	—	—
Dividends received from investments in companies		(33)	63	1,729	1,338
Acquisitions of fixed assets		(3,649)	5,019	(5,931)	(2,632)
Disposals of fixed assets		928	2	1,607	13
Acquisition of intangible assets		(17,468)	(15,199)	(25,179)	(15,199)
Disposals of intangible assets		—	6,147	—	6,147
Total net cash flows provided by (used in) investing activities		**(39,188)**	**(4,840)**	**(376,500)**	**(11,205)**
CASH FLOWS FROM FINANCING ACTIVITIES:					
Attributable to owners' interest					
Issuance of letters of credit		—	—	—	—
Loans obtained from Chile´s Central Bank		—	750,000	—	750,000
Rescue and payment of interests / capital of letters of credit		(2,129)	(4,145)	(2,164)	(4,190)
Issue of tender bonds		306,616	73,077	512,846	229,488
Rescue and payment of interests / capital of tender bonds		(43,239)	(89,483)	(57,936)	(111,163)
Mortgage bond issue		—	—	—	—
Rescue and payment of interests / capital of mortgage bonds		—	—	—	—
Payment of interests / capital of obligations from lease contracts		(5,981)	(8,189)	(12,856)	(16,326)
Subordinated bonds issue		—	—	—	—
Payment of interests and capital of subordinated bonds		(7,226)	(17,651)	(29,643)	(71,388)
Bond issuance without fixed maturity term		—	—	—	—
Rescue and payment of bond issuance without fixed maturity term		—	—	—	—
Issue of preferred hsares		—	—	—	—
Rescue of /preferred shares and payment of preferred shares		—	—	—	—
Increase of paid-in capital due to issue of common shares		—	—	—	—
Payment of dividends from common shares		(35,512)	(1)	(83,323)	(14)
Attributable to non-controlling interests		—	—	—	—
Payment of dividends and/or withdrawals of paid-in capital performed regarding the subsidiaries corresponding to the non-controlling interests		544	—	272	—
Total net cash flows provided by (used in) financing activities		**213,073**	**703,608**	**327,196**	**776,407**
VARIATION OF CASH AND CASH EQUIVALENT DURING THE PERIOD		**(885,593)**	**468,599**	**(1,194,825)**	**(481,268)**
EFFECT OF VARIATIONS OF THE EXCHANGE RATES		**450,833**	**55,799**	**318,283**	**98,614**
INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		**4,932,438**	**3,599,204**	**5,374,220**	**4,506,256**
FINAL BALANCE OF CASH AND CASH EQUIVALENTS		**4,497,678**	**4,123,602**	**4,497,678**	**4,123,602**

(*) Financial statements restated according to the new structure and regulatory changes applied by the new Compendium of Accounting Standards Bank, issued by the Financial Market Commission. Applicable as of January 1, 2022 with retrospective effect.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 6

ITAÚ CORPBANCA AND SUBSIDIARIES

Interim Consolidated Statements of Cash Flows for the period

(In millions of Chilean pesos – MCh$)

Rubro	Notes	Balance as of January 01 2022	Cash flows		Changes other than cash					Balance as of June 2022
			Received	Paid	Change other than cash	Adquisition	Interest and readjusments	Movement of currency	Fair Value Changes	
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instrument issued										
Finance lines of the Central Bank of Chile		3,007,242	—	—	(42)	—	—	—	—	3,007,200
Contractual obligations		115,544	—	(12,856)	(11,231)	5,350	1,610	1,999	—	100,416
Letters of credit		24,035	—	(2,164)	—	—	(485)	—	—	21,386
Senior bonds		5,585,760	512,846	(57,936)	—	—	191,581	34,824	22,590	6,289,665
Subordinated bonds		1,153,045	—	(29,643)	—	—	88,985	18,702	—	1,231,089
Total		**9,885,626**	**512,846**	**(102,59)**	**(11,273)**	**5,350**	**281,691**	**55,525**	**22,590**	**10,649,756**
Dividends paid		—	—	(83,323)	—	—	—	—	—	—
Capital Increase		—	272	—	—	—	—	—	—	—
Subtotal of cash from financing activities		—	—	—	—	—	—	—	—	—
Total cash flow provided by financing activities (net)		—	**513,118**	**(185,92)**	—	—	—	—	—	—
Debt instrument issued		—	**327,196**	—	—	—	—	—	—	—

The accompanying explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 7

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 8 ITAÚ CORPBANCA AND SUBSIDIARIES Notes to the Interim Consolidated Financial Statements Page Note 1 GENERAL INFORMATION 9 Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 10 Note 3 NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND ADOPTED OR ISSUED BUT NOT YET ADOPTED 61 Note 4 ACCOUNTING CHANGES 69 Note 5 SIGNIFICANT EVENTS 79 Note 6 REPORTING SEGMENTS 82 Note 7 CASH AND CASH EQUIVALENTS 87 Note 8 FINANCIAL ASSETS HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 90 Note 9 FINANCIAL ASSETS NOT HELD FOR TRADING MANDATORILY MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS 92 Note 10 FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE WITH CHANGES IN PROFIT OR LOSS 93 Note 11 FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 94 Note 12 FINANCIAL DERIVATIVE CONTRACTS FOR HEDGE ACCOUNTING 98 Note 13 FINANCIAL ASSETS AT AMORTIZED COST 110 Note 14 INVESTMENTS IN COMPANIES 134 Note 15 INTANGIBLE ASSETS 137 Note 16 FIXED ASSETS 140 Note 17 ASSETS FOR RIGHT OF USE AND LEASE CONTRACTS LIABILITIES 142 Note 18 TAXES 145 Note 19 OTHER ASSETS 152 Note 20 NON-CURRENT ASSETS AND DISPOSABLE FOR SALE GROUP AND LIABILITIES INCLUDED IN DISPOSABLE FOR SALE GROUPS 153 Note 21 FINANCIAL LIABILITIES HELD FOR TRADING AT FAIR VALUE THROUGH PROFIT OR LOSS 154 Note 22 FINANCIAL LIABILITIES AT AMORTIZED COST 156 Note 23 REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 162 Note 24 PROVISIONS FOR CONTINGENCIES 164 Note 25 PROVISIONS FOR DIVIDENDS, INTEREST PAYMENTS AND REPRICING OF REGULATORY CAPITAL FINANCIAL INSTRUMENTS ISSUED 171 Note 26 OTHER PROVISIONS FOR CREDIT RISK 172 Note 27 OTHER LIABILITIES 175 Note 28 EQUITY 176 Note 29 CONTINGENCIES AND COMMITMENTS 185 Note 30 INTEREST INCOME AND EXPENSE 193 Note 31 INDEXATION INCOME AND EXPENSE 195 Note 32 INTEREST INCOME AND EXPENSE 197 Note 33 NET FINANCIAL INCOME 203 Note 34 INCOME (LOSS) FROM INVESTMENT IN COMPANIES 204 Note 35 RESULTS FROM NON-CURRENT ASSETS AND DISPOSAL GROUPS NOT ELIGIBLE FOR DISCONTINUED OPERATIONS 205 Note 36 OTHER OPERATING INCOME AND EXPENSES 206 Note 37 EXPENSES FOR EMPLOYEE BENEFIT OBLIGATIONS 207 Note 38 ADMINISTRATIVE EXPENSES 208 Note 39 DEPRECIATION AND AMORTIZATION 209 Note 40 IMPAIRMENT OF NON-FINANCIAL ASSETS 210 Note 41 EXPENSES FOR CREDIT LOSSES 211 Note 42 INCOME FROM DISCONTINUED OPERATIONS 214 Note 43 RELATED PARTY DISCLOSURES 215 Note 44 FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES 221 Note 45 REMAINING MATURITIES OF FINANCIAL ASSETS AND LIABILITIES 241 Note 46 FINANCIAL AND NON-FINANCIAL ASSETS AND LIABILITIES BY CURRENCY 245 Note 47 RISK MANAGEMENT AND REPORTING 248 Note 48 INFORMATION ON REGULATORY CAPITAL AND CAPITAL ADEQUACY INDICATORS 273 Note 49 SUBSEQUENT EVENTS 277

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 9 Note 1 - Background of the Institution General Information – Background of Itaú Corpbanca and subsidiaries Itaú Corpbanca is a corporation organized under the laws of the Republic of Chile and regulated by the Financial Market Commission ("CMF” for short in Spanish), As a consequence of the merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca” 1 .. The current ownership structure is 55,96% owned by Itaú Unibanco, 12,07% owned by the Saieh Family, and 31,97% owned by minority shareholders, Itaú Unibanco is the sole controlling shareholder2 of the merged bank, Within this context and without limiting the above, Itaú Unibanco and Saieh Family through CorpGroup and other societies have signed a shareholders’ agreement relating to corporate governance, dividend policy, transfer of shares, liquidity, and other matters. Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama, In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima3 , The Bank has total consolidated assets for MCh$40,326,097 (MUS$43,582) and its consolidated equity for MCh$3,249,172 (MUS$3,511), Focused on large and medium size companies and people, Itaú Corpbanca offers universal banking services. The legal address of Itaú Corpbanca is Av, Presidente Riesco 5537, Las Condes, Santiago, Chile, and its web site is www.itau.cl. The Interim Consolidated Financial Statements as of June 30, 2022, were approved by the Board of Directors on July 27, 2022. 1 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor. 2 The percentage of minority interest has been rounded for presentation in this report, This percentage has been calculated on the basis of the total not rounded number of shares. 3 None of the markets in which Itaú Corpbanca and subsidiaries operate qualify as a hyperinflationary economy.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 10 Note 2 - Summary of Significant Accounting Policies a) Accounting Period The Interim Consolidated Financial Statements are as of June 30, 2022, December 31, 2021 and contain the opening balances for the transition period as of January 1, 2021 and cover the three and six-month periods ended June 30, 2022 and 2021. b) Basis of preparation of the Interim Consolidated Financial Statements These Interim Consolidated Financial Statements have been prepared in accordance with the Banking Compendium of Accounting Standards (onwards “BCAS”) issued by the CMF, and in force since January 1, 2022, Banks must use the accounting criteria set forth in the BCAS and in everything that is not dealt with by it and does not contradict its instructions, they must adhere to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If there are discrepancies between IFRS and the accounting criteria set forth in the BCAS, the latter will prevail. Likewise, these Interim Consolidated Financial Statements in connection with the application of IAS 34 "Interim Financial Reporting", are prepared mainly with the intention of updating the content of the last Annual Consolidated Financial Statements, emphasizing new activities, events and circumstances that occurred during the three and six-month periods ended June 30, subsequent to year-end, and not duplicating the information previously published in the last Consolidated Financial Statements. These Interim Consolidated Financial Statements, by express provisions in Chapter C2, must include all the notes that apply to the annual financial statements in accordance with Chapter C1, plus additional requirements related to the disclosures of components of the Interim Consolidated Statements of Income for the period. Notwithstanding the foregoing, for a correct understanding of the information included in these Interim Consolidated Financial Statements, they should be read together with the annual Consolidated Financial Statements for the immediately preceding annual period (information available at www.itau.cl). The notes to these Interim Consolidated Financial Statements contain additional information to that presented in the Interim Consolidated Statements of Financial Position, the Interim Consolidated Statements of Income for the period, the Interim Consolidated Statements of Other Comprehensive Income for the period, the Interim Consolidated Statements of Changes in Equity for the period and the Interim Consolidated Statements of Cash Flows for the period. On them descriptive and disaggregated information is presented. They provide narrative descriptions or disaggregation of such Interim Consolidated Financial Statements in a clear, relevant, reliable, and comparable manner.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 11 Note 2 - Summary of Significant Accounting Policies, continued c) Consolidation criteria The same accounting policies, presentation and calculation methods applied in these Interim Consolidated Financial Statements were used in the preparation of the separate Financial Statements of Itaú Corpbanca and subsidiaries (hereinafter "Group" or the "Bank"), corresponding to the balances as of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 and include the adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards established by the BCAS. Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Consolidated Financial Statements. Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 18%, 20%, 26%, and 13%, respectively, of total consolidated assets, liabilities, income, and operating results as of June 30, 2022 (19% and 20% as of December 31, 2021 of total assets and liabilities; and 29% and 20% as of June 30, 2021 of income and results of operations, net of consolidation adjustments, respectively). (i) Controlled entities The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Bank controls an investee if and only if has all the following: 1) Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns; 2) Exposure, or rights, to variable returns from its involvement with the investee; 3) Ability to use its power over the investee to affect the amount of the Bank's returns. When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee. The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include: • The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders. • Potential voting rights held by the Bank, other voting holders or other parties. • Rights that arise from other contractual agreements.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 2 - Summary of Significant Accounting Policies, continued

- Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

The financial statements of the controlled companies are consolidated with those of the bank through the global integration method (line by line), In accordance with this method, all balances and transactions between consolidated companies are eliminated through the consolidation process, Therefore, the Interim Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity, The Bank prepares Interim Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

The following table details the entities controlled by Itaú Corpbanca, therefore, they are part of the consolidation perimeter:

				Percentage of ownership								
			Functional	As of June 30, 2022			As of December 31, 2021			As of January 01, 2021		
	Market	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%	%	%	%
Itaú Corredores de Bolsa Ltda, (1)	Domestic	Chile	$	99,987	0,013	100,000	99,990	0,010	100,000	99,990	0,010	100,000
Itaú Administradora General de Fondos S.A. (1)		Chile	$	99,994	0,006	100,000	99,994	0,006	100,000	99,994	0,006	100,000
Itaú Corredores de Seguros S.A. (1)		Chile	$	99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
Itaú Asesorías Financieras Ltda, (1)		Chile	$	99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
Recaudaciones y Cobranzas Ltda, (1)		Chile	$	99,990	0,010	100,000	99,990	0,010	100,000	99,990	0,010	100,000
Itaú Corpbanca New York Branch (1) (4)	Foreign	EE.UU	US$	100,000	—	100,000	100,000	—	100,000	100,000	—	100,000
Itaú Corpbanca Colombia S.A. (2)(6)(8)		Colombia	COP$	94,990	4,472	99,462	87,100	—	87,100	87,100	—	87,100
Itaú Corredor de Seguros Colombia S.A. (2)		Colombia	COP$	94,987	5,000	99,987	79,985	—	79,985	79,985	—	79,985
Itaú Securities Services Colombia S.A. (2)		Colombia	COP$	5,499	93,992	99,491	5,499	82,310	87,809	5,499	82,310	87,809
Itaú Comisionista de Bolsa Colombia S.A. (2)		Colombia	COP$	2,219	97,253	99,472	2,219	85,166	87,385	2,219	85,166	87,385
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2)		Colombia	COP$	—	99,443	99,443	—	87,083	87,083	—	87,083	87,083
Itaú (Panamá) S.A. (3)		Panamá	US$	—	99,462	99,462	—	87,100	87,100	—	87,100	87,100
Itaú Holding Colombia S.A.S (5)(7)(9)		Colombia	COP$	100	—	100,000	—	—	—	—	—	—

(1) (1) Company regulated by the Commision for the Financial Market (CMF) of Chile.
(2) (2) Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the CMF.
(3) (3) Company regulated by the Superintendency of Banks of Panama.
(4) (4) Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED).
(5) On February 1, 2022, Itaú Holding Colombia S.A. was created.
(6) On February 22, 2022, the Bank acquired 59,554,210 shares of Itaú Corpbanca Colombia S.A.
(7) On February 22, 2022, Itaú Holding Colombia S.A acquired 33,752,474 shares of Itaú Corpbanca Colombia S.A.
(8) On March 25, 2022, the Bank acquired 3,600 shares of Itaú Corredores de Seguro Colombia S.A.
(9) On March 25, 2022, Itaú Holding Colombia S.A. acquired 1,200 shares of Itaú Corredores de Seguro Colombia S.A.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 12

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 2 - Summary of Significant Accounting Policies, continued

(ii) Associated entities and/or business support

Associated entities are those over which the Bank has significant influence; although not control or joint control, If the Bank holds, directly or indirectly (e,g, through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank's proportional share in the net profit or loss of the associate and other movements recognized in its equity, The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions, The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

The following entities are considered "Associated entities", in which the Bank has participation and are accounted for by applying the equity method, according to IAS 28 "Investments in Associates and Joint Ventures".

Name of the Associates	Main Activity	Place of operation	As of June 30, 2022 % interest	As of December 31, 2022 % interest	As of January 01, 2021 % interest
Nexus S.A. (*)	Credit card operator	Santiago, Chile	— %	— %	14,8148 %
Transbank S.A.	Credit and debit card services	Santiago, Chile	8,7188 %	8,7188 %	8,7188 %
Combanc S,A (**)	High-value payment clearing house	Santiago, Chile	9,8100 %	9,8100 %	— %
Imerc OTC S,A(**)	Administration of financial instrument clearing and settlement systems	Santiago, Chile	8,6624 %	8,6624 %	— %

(*) On November 30, 2021, the Bank subscribed an sales agreement for the total shares held over Operadora de Tarjetas de Crédito Nexus S.A., given the commitment the Bank has classify this asset as held for sale.
(**)As of the second quarter of 2021, the Bank gained significant influence over Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A. (hereinafter, "Combanc S.A.") and over Servicios de Infraestructura de Mercado OTC S,A (hereinafter, "Imerc OTC S.A."). Management concluded that, because of fact that the Bank can elect one of the members of the Board of Directors in each of these entities, in addition to other factors, such as significant transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has a say in the financial and operating decision-making of these investees, but does not control them. Consequently, the equity method has been applied.

(iii) Investments in other companies

Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These equity instruments must be measured in compliance with IFRS 9, at their fair value; however, equity instruments that are neither held for trading and on which the equity method is not applied for investments in companies with significant influence ("associates" or "joint ventures") according to IAS 28, may be recorded after their initial recognition and irrevocably at fair value, with variations recognized in Other Comprehensive Income instead of as "Non-trading financial assets mandatorily at fair value through profit or loss". Dividends received from these investments are recorded in "Income (loss) from investments in companies" in the Interim Consolidated Statement of Income. These instruments are not subject to the impairment model of IFRS 9.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 13

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 14 Note 2 - Summary of Significant Accounting Policies, continued (iv) Funds management, trust business and other related businesses The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services, Managed funds belong to third parties and, therefore, are not included in the Interim Consolidated Statement of Financial Position. The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients, Assets held in a fiduciary activity are not reported in the Interim Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note No. 29 Contingencies and Commitments, letter d), related to Responsibilities recorded in off-balance-sheet accounts. In accordance with IFRS 10 “Consolidated Financial Statements” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal, According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects: • Scope of its decision-making authority over the investee. • Rights held by other parties. • The remuneration to which it is entitled to in accordance with the remuneration agreements. • Decision-maker’s exposure to variability of returns from other interests that it holds in the investee. The Bank does not control or consolidate any trusts or other entities related to this type of business. The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent, The assets managed by the Bank and its subsidiaries are owned by third parties, Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority, Therefore, as of June 30, 2022 and 2021 and as of December 31,2021 they act as Agents and, therefore, none of these investment vehicles is consolidated. d) Non-controlling interest Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Interim Consolidated Statement of Income for the period, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 15 Note 2 - Summary of Significant Accounting Policies, continued Additionally, the non-controlling interests in the Interim Consolidated Statements of Financial Position will be presented, within the equity under item "Non-controlling interest", separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with owners in their capacity as owners). The Bank attributes the result of the period and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance. e) Business combinations, Goodwill and Intangible Assets. Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at its fair value at the acquisition date, and the amount of any non-controlling interest in the acquiree, For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the share, under the equity method, of the identifiable net assets acquired, Acquisition costs incurred are expensed and included in administrative expenses. When Itaú Corpbanca and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree and identification of intangible assets. Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date, While intangible assets are initially recorded at the value assigned to the identifiable asset in the business combination. After initial recognition, both Goodwill and any identifiable or non-identifiable intangible assets are measured at cost less any accumulated impairment losses. Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Group's cash generating units (CGU) that are expected to benefit from the combination, independently of whether other assets or liabilities of the acquiree are assigned to those units. When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation sold when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU. f) Functional and presentation currency The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are treated as "foreign currency".

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 16 Note 2 - Summary of Significant Accounting Policies, continued The Bank translates accounting records of its subsidiaries in New York and in Colombia into Chilean pesos from US dollars and Colombian pesos, respectively, in accordance with instructions established by the CMF, which are consistent with IAS 21 "Effects of the variations in the exchange rates of the foreign currency", All amounts in the Interim Consolidated Statements of Income, Interim Consolidated Statements of Other Comprehensive Income and the Interim Consolidated Statement of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter g) below. None of the markets in which Itaú Corpbanca and subsidiaries operate qualify as a hyperinflationary economy. g) Foreign currency Transactions in foreign currency are initially recorded by the Bank entities at the exchange rates of their respective functional currencies at the date these transactions first meet the conditions for their recognition. Monetary assets and liabilities denominated in foreign currency are converted at the closing exchange rate of the functional currency in force at the closing date of the reporting period. All differences arising from the settlement or conversion of monetary items are recognized in the results, except for those that correspond to the monetary items that are part of the hedge of a net investment, at which time the cumulative difference in equity is reclassified to profit and loss (settlement). Tax effects attributable to the exchange differences on such monetary items are also recorded in Interim Consolidated Other Comprehensive Income. Non-monetary items in foreign currency, which are measured in terms of historical cost, are converted using the exchange rate on the date of the transaction. Non-monetary items that are measured at their fair value in foreign currency are translated using the exchange rates on the date on which that fair value is measured, Gains or losses arising from the translation of non-monetary items measured at their fair value are recognized based on how the gains and losses arising from the change in fair value are recognized in Interim Consolidated Other Comprehensive Income or in Interim Consolidated Results, in accordance with IAS 21. The Bank grants loans and receives deposits in amounts denominated in foreign currency, mainly in US dollars and Colombian pesos. The balances of the Financial Statements of the consolidated entities whose functional currency is different from the Chilean peso are converted to the presentation currency, according to the following: • Assets and liabilities, by using exchange rates as of the date of the Consolidated Financial Statements. • Income and expenses and cash flows, by using the exchange rates as of the date of each transaction. Exchange differences arising from translating balances in functional currencies of the consolidated entities other than Chilean pesos into Chilean pesos, are recorded as "Exchange differences" in Equity under the line item "Valuation accounts", until they meet the derecognition criteria for the Interim Consolidated Statement of Financial Position, and is subsequently recorded in profit or loss.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 17 Note 2 - Summary of Significant Accounting Policies, continued The net amount of foreign exchange gains and losses includes the recognition of the effects of changes in the exchange rate over assets and liabilities denominated in foreign currencies and gains and losses arising from exchange rate changes affecting current and future transactions (highly probable transactions) entered into by the Bank. Assets and liabilities in foreign currencies are shown at their equivalent amount in pesos, calculated using the exchange rate of $925,30 per US$1 (US dollar) as of June 30, 2022 ($844,08 as of December 31, 2021) and the exchange rate of $0,2230 per COP$1 (Colombian peso) as of June 30, 2022 ($0,2103 as of December 31, 2021). The financial statements of the New York branch, as well as the Colombian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economy. h) Use of estimates and judgments The preparation of the Interim Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Interim Consolidated Financial Statements, as well as income and expenses during the period. Actual results may differ from these estimates. Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses, Accounting estimates changes due to reviews are recognized in the period in which the estimate is reviewed and in any future period affected. In certain cases, CMF rules and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques. The Bank has established allowances to cover possible credit losses in accordance with the BCAS criteria. These criteria require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors, Changes in allowances for loan losses are reflected as "Provision for loan losses" in the Interim Consolidated Statement of Income for the period.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 18 Note 2 - Summary of Significant Accounting Policies, continued Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, in accordance with BCAS, as stated in chapter B-2 "Impaired loans and charge-offs". Chargeoffs are recorded as a reduction of the allowance for loan losses. In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Interim Consolidated Financial Statements are the following: • Allowances for loan losses (Notes 13 and 41). • Current taxes and deferred taxes (Note 18). • Provision for contingencies (Note 24). • Provision for dividends, interest payments and repricing of issued regulatory capital financial instruments (Note 25). • Special provisions for loan loss risk (Note 26). • Contingencies and commitments (Note 29). • Fair value of financial assets and liabilities (Note 44). • Impairment losses on certain assets, including Goodwill (Notes 13, 15, 16, 17, 39, 40 and 41). During the period ended June 30, 2022, there have been no significant changes in estimates made at the end of 2021 period (see Notes 39 and 40).

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 19 Note 2 - Summary of Significant Accounting Policies, continued i) Operating segments The Bank provides financial information for each operating segment in conformity with IFRS 8 “Operating Segments” in order to disclose information that enables financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to: • Better understand the Bank’s performance. • Better evaluate its future cash flow projections. • Form better opinions regarding the Bank as a whole. To comply with IFRS 8, Itaú Corpbanca identifies operating segments (Chile and Colombia) used by the Executive Committee to analyze and make decisions regarding operating, financing and investment matters, based on the following elements: (i) The nature of the products and services; (ii) The nature of the processes; (iii) The type or class of customer for their products and services; (iv) The methods used to distribute their products or provide their services; and (v) If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities. The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia. More information on each segment is presented in Note 6 Reporting Segments. j) Operations with Repurchase and Resale Agreements Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are purchased, which are included as assets under "Rights under resale agreements and securities lending agreements", and are accounted for at amortized cost using the effective interest rate of the agreement. There are also sales transactions with a repurchase agreement as a form of financing. In this regard, investments that are sold under a repurchase obligation and that serve as collateral for the loan, are part of the investment items "Financial assets held for trading at fair value through profit or loss", "Financial assets at fair value through other comprehensive income" or "Financial assets at amortized cost". The obligation to repurchase the investment is classified as a liability under "Repurchase agreements and securities loans" and recorded in financial liabilities at amortized cost, recognizing accrued interest and inflation-indexation at the closing date.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 20 Note 2 - Summary of Significant Accounting Policies, continued The Bank applies IFRS 9 for determining the impairment of its financial assets carried at amortized cost, except for assets classified under the BCAS as "Due from banks", "loans and receivables from customers and contingent loans" whose impairment determination follows the guidelines established in Chapters B1, B2 and B3 of the BCAS. See Note 13 "Financial assets at amortized cost" and Note 41 "Credit loss expenses". k) Classifications of Financial Instruments I. Classification of Financial Instruments (i) Classification of Financial Assets IFRS 9 contains three main classification categories for financial assets: (a) measured at amortized cost, (b) measured at fair value through other comprehensive income and (c) measured at fair value through profit or loss and (d) those that by management's decision are irrevocably measured at fair value through other comprehensive income. The classification of financial instruments into an amortized cost or fair value category depends on the business model with which the entity manages the assets and the contractual characteristics of the cash flows, commonly referred to as the "Solely Payments of Principal and Interest" approach (hereinafter "SPPI"). The business model valuation should reflect how the Bank manages groups of financial assets and is not dependent on the intent for an individual instrument.Therefore, in each consolidated financial statement there are different business models for managing assets. In determining the business model, the following are taken into account: • How the performance of the business model (and the assets that are part of the business model) is evaluated and reported to the entity's key personnel. • The risks and the way in which risks that affect the performance of the business model are managed. • How business model managers are remunerated. • The frequency, amount and timing of sales in prior periods, the reasons for such sales and expectations regarding future sales. With regard to the assessment of contractual cash flows, it determines whether the cash flows of the financial asset meet the SPPI criterion, i.e. whether the contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest. Principal is the fair value of the financial asset at initial recognition, and interest is the consideration for the time value of money, the credit risk associated with the principal outstanding and may also include liquidity risk, administrative cost and profit margin.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 21 Note 2 - Summary of Significant Accounting Policies, continued For the classification, the Bank performs the SPPI test, which evaluates the contractual term to identify whether it meets the SPPI criteria, and whether the contract is a basic loan agreement. The Bank applies its judgment and considers relevant factors such as the currency in which the financial asset is denominated and the period for which the interest rate is set. The Bank's business model represents how financial assets are managed to generate cash flows and does not depend on management's intent with respect to an individual instrument, but relates to a higher aggregate portfolio level, and is based on observable factors such as: risks affecting business model performance; how business managers are compensated; and how business model performance is evaluated and reported to management. In addition, the Bank's business model is not evaluated on an instrument-by-instrument basis, but at a higher aggregate portfolio level, and is based on observable factors such as: the performance of financial assets, the risk affecting performance, and the frequency, value and timing of sales, among others. In accordance with IFRS 9, the business models are: • Business model held for collection: financial assets that are held under a business model whose objective is to collect principal and interest flows over the life of the instrument and on which there are no significant unjustified sales and fair value is not a key element in the management of these assets and the contractual conditions give rise to cash flows on specific dates, which are only payments of principal and interest on the principal amount outstanding. In this sense, sales other than those related to an increase in credit risk, to manage credit concentration risk, or unforeseen financing needs (liquidity stress scenarios) are considered unjustified, and are not incompatible with a business model whose objective is to hold financial assets to collect the contractual cash flows. • Held to collect and sell: financial assets under this business model whose objective is achieved through the collection of principal and interest flows and the sale of such assets, with fair value being a key element in the management of these assets. This model involves a higher frequency and value of sales than the model. • Another business model - financial assets held in this business has as its objective the realization of cash flows through the sale of the assets. The Bank makes decisions based on the fair values of the assets and manages the assets to realize those fair values. Financial assets will only be reclassified when there is a change in the business model. In this case, all financial assets in that business model are reclassified. The change in the business model objective must be prior to the reclassification date.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 22 Note 2 - Summary of Significant Accounting Policies, continued (ii) Classification of financial liabilities Financial liabilities are classified in the following categories: • Financial liabilities at amortized cost; • Financial liabilities held for trading (including derivatives): these are instruments that are recorded in this category when the Bank's objective is to generate profits through the realization of purchases and sales with these instruments; • Financial liabilities designated at fair value through profit or loss on initial recognition (fair value option). The Bank has the option to irrevocably designate, at the time of initial recognition, a financial liability as measured at fair value through profit or loss if the application of this criterion eliminates or significantly reduces inconsistencies in valuation or recognition, or if it is a group of financial liabilities, or a group of financial assets and liabilities, that is managed, and its performance evaluated, on a fair value basis in line with a risk management or investment strategy. (iii) Embedded derivatives in hybrid financial instruments Embedded derivatives in other financial instruments or in other host contracts are accounted for separately as financial derivatives contracts when the following criteria are met: 1) its risks and characteristics are not directly related with those of the host contract, 2) a separated instrument with same characteristics of the embedded derivative meets the derivative instrument definition, and 3) the host contract is not classified as “other financial assets (liabilities) at FVTPL” or as “trading instruments”. (iv) Reclassifications Reclassification of financial assets is required if, and only if, the objective of the Bank's business model for managing those financial assets changes. Financial liabilities cannot be reclassified. There are no reclassifications in these Interim Consolidated Financial Statements. II. Measurement of financial instruments (i) Initial measurement On initial recognition, financial assets and liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments that are not measured at fair value through profit or loss, transaction costs of financial assets and financial liabilities recorded at fair value are recorded in profit or loss.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 23 Note 2 - Summary of Significant Accounting Policies, continued (ii) Subsequent measurement - Financial assets After initial recognition, the Bank will measure a financial asset at: (a) Amortized cost Financial assets that are held in a business model to collect contractual cash flows and contain contractual terms that give rise on specified dates to cash flows that are SPPI are measured at amortized cost. The effective rate method is used in the calculation of the amortized cost of a financial asset or financial liability and in the allocation and recognition of interest income or interest expense in profit or loss for the relevant period. The effective interest rate (EIR) is the rate that exactly discounts estimated future cash payments or collection through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or the amortized cost of a financial liability. The net impairment losses of the assets recorded in these items occurring in each period are determined in accordance with IFRS 9, except for assets classified under the BCAS as "due from banks", "loans and receivables from customers and contingent loans" whose impairment determination follows the guidelines established in Chapters B1, B2 and B3 of the BCAS, For purposes of recording the impairment loss, this is recorded under the caption "Provisions for credit risk due from banks and loans and accounts receivable from customers" and "Impairment for credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income" in the Interim Consolidated Statements of Income, See note 41 "Credit loss expense". (b) Fair value through other comprehensive income (FVTOCI) Financial assets that are debt instruments held in a business model that is achieved through the collection of contractual cash flows and sale, and that contain contractual terms that result on specified dates in cash flows that are SPPI, are measured at FVTOCI, They are subsequently remeasured at fair value and changes in fair value (except for those related to impairment, interest income and foreign exchange gains and losses) are recognized in other comprehensive income, until the assets are sold, At the time of disposal, gains and losses accumulated in other comprehensive income are recognized in the statement of income. On the other hand, the net impairment losses on financial assets at fair value through other comprehensive income occurring during the period are recorded under the item "Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through other comprehensive income” in the Interim Consolidated Statements of Income, See Note 41. Interest income on these instruments is recorded in the consolidated income and loss account for that period, Exchange differences are recorded in "Net foreign exchange gain (loss)" in the Interim Consolidated Statements of Income.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 24 Note 2 - Summary of Significant Accounting Policies, continued (c) Fair value through profit or loss (FVTPL) The caption "Financial assets held for trading at fair value through profit or loss" includes financial assets whose business model is intended to generate profits through the realization of purchases and sales or to generate results in the short term. Financial assets recorded under "Financial assets not held for trading mandatorily measured at fair value through profit or loss" are assigned to a business model whose objective is achieved by obtaining contractual cash flows and/or selling financial assets but the contractual cash flows have not met the conditions of the SPPI test, Financial assets are classified under "Financial assets designated at fair value through profit or loss" only when such designation eliminates or significantly reduces the inconsistency in valuation or recognition that would arise from valuing or recognizing the assets on a different basis. The assets recorded in these captions of the Interim Consolidated Statements of Financial Position are valued after their acquisition at fair value and the changes in their value (gains or losses) are recorded, at their net amount, in the items "Financial income or loss from financial assets and liabilities held for trading" and "Financial income or loss from financial assets not held for trading mandatorily valued at fair value through profit or loss" of the Interim Consolidated Statements of Income. Changes arising from exchange differences are recorded in "Net foreign exchange gain (loss)" in the Interim Consolidated Statements of Income. (d) Financial assets not held for trading mandatorily measured at fair value through profit or loss Under this item, they are allocated to a business model the objective of which is achieved by obtaining contractual cash flows and/or by selling financial assets, but where the contractual cash flows have not met the SPPI test conditions. The assets recorded under this item of the Interim Consolidated Statement of Financial Position are measured subsequently to their acquisition at fair value and their market value variations are recorded, at their net amount, under “Financial income (loss), net”. (e) Equity instruments For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to income. These instruments are not subject to the impairment model of IFRS 9. (iii) Subsequent measurement - Financial liabilities After initial recognition, the Bank will measure a financial liability at amortized cost, except for derivatives that are measured at fair value through profit or loss.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 25 Note 2 - Summary of Significant Accounting Policies, continued III. Derecognition of financial assets and liabilities Financial assets are derecognized when, and only when: • the contractual rights to the cash flows from the financial asset expire, or • the Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognizes the financial asset and separately recognizes the rights and obligations created or retained in the transfer. In some cases, the Bank enters into transactions whereby it retains the contractual rights to receive the cash flows from the financial asset, but assumes a contractual obligation to pay the cash flows in an arrangement that meets all the required conditions, i,e, the Bank only transfers the cash flows collected, amounts of the original assets, the original assets are prohibited from being sold or pledged, and the Bank has an obligation to send the cash flows collected without significant delay. When a financial asset is sold and the Bank simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date, the Bank continues to recognize the financial asset in its entirety in the statements of financial position because it retains substantially all the risks and rewards of ownership, The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price. Financial liabilities are derecognized when, and only when, they are extinguished, canceled or mature. Derecognition due to substantial modification of terms and conditions The Bank derecognizes a financial asset, such as a loan to a customer, when the terms and conditions have been renegotiated to the extent that it has essentially become a new asset, with the difference recognized as a gain or loss on derecognition, to the extent that an impairment loss has not yet been recorded. A change in terms and conditions does not result in derecognition if it does not result in cash flows that are substantially different, Based on the change in cash flows discounted at the original Effective Interest Rate ("EIR"), the Bank records a gain or loss on modification, to the extent that an impairment loss has not yet been recorded, For financial liabilities, the Bank considers a substantial modification based on qualitative factors, and if it results in a difference between the adjusted discounted present value and the original carrying amount of the financial liability of ten percent or more, For financial assets, this assessment is based on qualitative factors. IV. Renegotiated and modified loans The Bank in certain situations makes concessions or modifications to the original terms of loans in response to the borrower's financial difficulties, in lieu of taking possession or enforcing collection of collateral, or in some cases to renegotiate loans, The Bank considers a loan modified when such concessions are made as a result of the borrower's present or expected financial difficulties and the Bank would not have accepted them had the borrower been in good financial standing, Indicators of financial difficulties include covenant defaults and/or significant additional history identified by the Credit Risk area, Modification may involve extending payment terms and agreeing to new loan terms, It is the Bank's policy to monitor refinanced loans to help ensure that future payments are probable.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 26 Note 2 - Summary of Significant Accounting Policies, continued If the modifications are substantial, the loan is written off, as explained in "III, Derecognition of financial assets and liabilities If the terms have been renegotiated without resulting in the derecognition of the loan, any impairment is measured using the original EIR calculated prior to the modification of the terms, The Bank also reassesses whether there has been a significant increase in credit risk and whether the assets should be classified in another Stage. Derecognition decisions and Stage 2 and Stage 3 classifications are determined on a case-by-case basis, If these procedures identify a loss in relation to a loan, it is disclosed and managed as a Stage 3 impaired refinanced asset until collected or written off. V. Contingent Credits The Bank provides standby loans (including letters of credit, foreign letters of credit and performance bonds) and loan commitments. Contingent loans and unused loan commitments are commitments under which, during the term of the commitment, the Bank is obligated to provide a loan with a pre-specified term to the customer. The face value of the contractual loan, when the agreed loan is on market terms, is not recorded in the statement of financial position, The related provision for expected credit loss is disclosed in Note 24 "Provisions for contingencies", letter b). VI. Offsetting Financial assets and financial liabilities are offset in the Interim Consolidated Statement of Financial Position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or to realize the asset and settle the liability simultaneously. I. Derivatives and hedging activities The Bank has decided to continue to apply the hedge accounting requirements of IAS 39 when adopting IFRS 9. For presentation purposes, derivatives are presented according to their positive or negative fair value as assets or liabilities, respectively, and include trading and hedging instruments separately (see Notes 8 "Financial assets held for trading through profit or loss" and 12 "Financial derivative contracts for accounting hedges"). Hedging transactions The Bank uses financial derivatives for the following purposes: i. to sell to customers who request these instruments in the management of their market and credit risks, ii. to use these derivatives in managing the risks of the Bank's own positions and assets and liabilities of the Bank's entities ("hedging derivatives"); and iii. to obtain gains from changes in the price of these derivatives ("trading derivatives"). All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 27 Note 2 - Summary of Significant Accounting Policies, continued A derivative qualifies for hedge accounting if all of the following conditions are met: i. The derivative hedges one of the following three types of exposure: a) Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject ("fair value hedge"). b) Changes in the estimated cash flows derived from financial assets and liabilities, and highly probable forecast transactions ("cash flow hedge"). c) The net investment in a foreign operation ("hedge of a net investment in a foreign operation"). ii. It is effective in offsetting the exposure inherent in the hedged item or position over the expected term of the hedge, which means that: a) At the trade date the hedge is expected, under normal conditions, to be highly effective ("prospective effectiveness"). b) There is sufficient evidence that the hedge was effective during the life of the hedged item or position ("retrospective effectiveness"). There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that it is consistent with the Bank's own risk management. Changes in the value of financial instruments that qualify for hedge accounting are recorded as follows: a. For fair value hedges, gains or losses arising on both hedging instruments and hedged items (attributable to the type of risk being hedged) are included as "Net trading income (expense)" in the Interim Consolidated Statement of Income. b. For fair value hedges of interest rate risk in a portfolio of financial instruments, gains or losses arising on measurement of the hedging instruments within "Interest income and expense", and other gains or losses due to changes in the fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Interim Consolidated Statement of Income (Loss) under "Net trading income (expense)". c. For cash flow hedges, the change in the fair value of the hedging instrument is included as "Cash flow hedges" in "Interim Statement of Other Comprehensive Income". d. The valuation differences of the hedging instrument corresponding to the ineffective portion of cash flow hedging transactions are recorded directly in the Interim Consolidated Statement of Income under "Net income (expense) from financial operations". If a derivative designated as a hedging instrument ceases to meet the conditions described above due to maturity, ineffectiveness or any other reason, the hedge accounting treatment is discontinued, When the "fair value hedge" is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to profit or loss as of that date, as appropriate.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 28 Note 2 - Summary of Significant Accounting Policies, continued Sources of hedge ineffectiveness may arise from basis risk, including, but not limited to, discount rates used to calculate the fair value of derivatives, hedges using instruments with a fair value other than zero, and timing and notional differences between hedged items and hedging instruments. When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in "Other comprehensive income (loss)" (from the period in which the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Interim Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Interim Consolidated Statement of Income. l) Measurement and techniques used in determining fair value In general terms, financial assets and liabilities are initially recognized at fair value, which, unless there is evidence to the contrary, is considered to be the transaction price, Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs, Subsequently, and at the end of each reporting period, financial instruments are valued in accordance with the following criteria: (i) Measurement of financial instruments Financial assets are measured at fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and receivables from customers. In accordance with IFRS 13 "Fair value measurement", "fair value" is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, In measuring fair value, an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account in pricing the asset or liability at the measurement date. The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) in the main market for the asset or liability, or (b) in the absence of a main market, the most advantageous market for the asset or liability. Even if there is no observable market that provides pricing information in relation to the sale of an asset or transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize the value associated with the asset or liability. In using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of available unobservable inputs, If an asset or liability measured at fair value has a bid price and a ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances is used to measure fair value, regardless of where the input is classified within the fair value hierarchy (i,e, Level 1, 2 or 3), IFRS 13 establishes a fair value hierarchy that classifies inputs to valuation techniques used to measure fair value into three levels.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 29 Note 2 - G Summary of Significant Accounting Policies, continued The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). All derivatives are recorded in the Interim Consolidated Statements of Financial Position at the fair value described above, This value is compared to the valuation on the trade date, If the fair value is subsequently measured positive, it is recorded as an asset, If the fair value is subsequently measured negative, it is recorded as a liability, The fair value on the trade date is, unless there is evidence to the contrary, considered to be the transaction price. Changes in the fair value of derivatives since the trade date are recorded in "Net income (expense) from financial transactions" in the Interim Consolidated Statements of Income. Specifically, the fair value of financial derivatives included in portfolios of financial assets or liabilities held for trading is considered to be their daily quoted price, If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using methods similar to those used to measure over-the-counter derivatives, The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the valuation date ("present value" or "theoretical close") using valuation techniques commonly used in financial markets: “net present value" (NPV) and option valuation models, among other methods. In addition, the fair value of derivatives includes the CVA and DVA adjustment, so that the fair value of each instrument includes the credit risk of its counterpart and the Bank's own risk, The credit valuation adjustment (CVA) is a valuation adjustment of OTC derivatives as a consequence of the risk associated with the credit exposure assumed by each counterpart, The CVA is calculated taking into account the potential exposure to each counterpart in each future period, The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, arises as a consequence of the Bank's own risk assumed by its counterparts in OTC derivatives. (ii) Valuation techniques Financial instruments at fair value, determined on the basis of quoted prices in active markets, include government debt securities, private sector debt securities, equity shares, short positions and fixed income securities issued. In cases where price quotations are not observable in available markets, the Bank's management determines the best estimate of the price that would be set by the market using its own internal models, In most cases, these models use data based on observable market parameters as significant inputs; however, for some financial instrument valuations, significant inputs are not observable in the market. To determine a value for these instruments, various techniques are used to make these estimates, including extrapolation of observable market data.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 30 Note 2 - Summary of Significant Accounting Policies, continued The most reliable evidence of the fair value of a financial instrument at initial recognition is usually the transaction price; however, due to the unavailability of market information, the value of the instrument may be derived from other market transactions involving the same or similar instruments or may be measured using a valuation technique in which the inputs used include only observable market data, principally interest rates. The main techniques used as of June 30, 2022 and December 31, 2021 by the Bank's internal models to determine the fair value of financial instruments are as follows: i. The present value method is used in the valuation of financial instruments that allow static hedges (mainly forwards and swaps), The estimated future cash flows are discounted using interest rate curves of the related currencies, Interest rate curves are generally observable market data. ii. In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is typically used, Where appropriate, observable market data is used to derive factors such as bid spread, exchange rates, volatility, correlation indicators and market liquidity. iii. In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used, The main inputs used in these models are observable market data, including interest rate curves, volatilities, correlations and related exchange rates. The fair value of financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, including interest rates, credit risk, exchange rates, stock price, volatility and prepayments, among others, The Bank's management believes that its valuation models are not significantly subjective, as these methodologies can be adjusted and evaluated, as appropriate, through internal calculation of fair value and subsequent comparison with the related actively quoted price. m) Revenue and expense recognition The following is a summary of the most significant criteria used by the Bank for the recognition of its revenues and expenses: (i) Interest income, interest expense and similar items Interest income, interest expense and similar items are recognized on an accrual basis using the effective interest rate method, However, when an operation is evaluated either individually or collectively, and as a result of such evaluation the placements are recognized in the impaired portfolio (BCAS Cap, B2 numeral 1 letter b), being debtors subject to group evaluation, includes all loans in the "Default Portfolio"; on the other hand, in the individual portfolio (defined as placements classified in categories B3 and B4 plus the default portfolio) and which are in arrears for 90 days or more in any of their installments, the recognition of income on the accrual basis is suspended.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 31 Note 2 - Summary of Significant Accounting Policies, continued The suspension of revenue recognition on an accrual basis implies that, from the date on which it should be suspended in each case and until such loans are no longer impaired, the respective assets included in the Interim Statement of Financial Position will not be increased by interest, adjustments or commissions and no revenue for these items will be recognized in the Interim Consolidated Statement of Income, unless they are actually received, These standards only refer to the criteria for valuation and recognition of income for financial accounting information. Interest income from “transactions with accrual suspended” is only re-recorded when such transactions become current (i,e, payments were received that make them less than 90 days past due) and when they are no longer in the impaired portfolio. (ii) Dividends received Dividends received from investments in other companies are recognized on income when the right to receive them arises and are recorded in the item “Income from investments in companies”. (iii) Commissions, fees and similar items Income and expenses from commissions and fees are recognized in the Interim Consolidated Statement of Income using the criteria established in IFRS 15 "Revenue from contracts with customers", based on consideration of the terms of the contract with the customers, excluding amounts collected on behalf of third parties, Revenue is recognized when performance obligations are satisfied by transferring a promised good or service to a customer, which is evidenced by transferring control over an asset or the rendering of a service: Commissions recorded by the Bank correspond mainly to: • Line of credit and overdraft commissions: includes earned commissions during the year related to lines of credit granted and checking accounts overdrafts. • Guarantee and letters of credit fees: includes earned commissions during the year related to bank guarantees granted over actual or contingent obligations to third parties. • Credit card fees: includes earned and received commissions during the year related to credit and debit cards usage. • Accounts management fees: includes earned fees related to maintenance of checking accounts, savings accounts, and other accounts. • Collection and payment services fees: includes fee income related to collection services as well as payment services rendered by the Bank and its subsidiaries. • Brokerage and securities management fees: includes fee income related to financial assets brokerage and securities management and custody. • Insurance brokerage fees: includes insurance brokerage fees. • Other fee and commissions: includes income arising from currency exchange, financial advisory services, cashier checks issuance, placement of financial products and online banking services.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 32 Note 2 - Summary of Significant Accounting Policies, continued Commission expenses include: • Cards transactions fees: includes credit and debit card transaction fees related to income generated in those transactions. • Securities transactions fees: includes fees related to custody of securities and securities brokerage, • Other fees and commissions: includes mainly expenses generated from online services. The Bank grants a group of benefits to its cardholders for which, in accordance with IFRS 15, has established provisions enough to comply with its performance obligations when these benefits become enforceable. (iv) Non-financial income and expenses They are recorded in accordance with IFRS 15, identifying the performance obligations, allocating the transaction price to separate performance obligations, and recognizing income when these are satisfied. (v) Loan arrangement fees Fees that arise from loans arrangement, opening accounts, study and information fees, they are accrued and recognized on a sistematic basis on the Consolidated Statement of Income throughout the life of the loan, In the case of arrangement fees, the portion corresponding to the related direct costs incurred in the formalization of such transactions are immediately recorded in the income statement. n) Impairment Assets are acquired or purchased based on the future economic benefits they produce, Consequently, impairment is recorded when the carrying amount of such assets is less than their recoverable amount, Assets are subject to impairment tests to adequately reflect the future economic benefits that the assets are capable of producing when used by the Bank. The Bank assesses the expected future credit losses ("ECL") associated with its financial instrument assets carried at amortized cost and FVTOCI, subject to the limitations defined in paragraph 5 of Chapter A-2 of the Compendium of Accounting Standards, The Bank recognizes a loss allowance for such losses at each reporting date, The measurement of ECL reflects: • An unbiased, probability-weighted amount determined by evaluating a range of possible outcomes. • The time value of money; and • Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 33 Note 2 - Summary of Significant Accounting Policies, continued The Bank follows the criteria described below to assess impairment, when applicable: (i) Impairment of financial assets except "Due from banks", "Loans and receivables from customers and "Contingent loans". The Bank applies IFRS 9 to determine the impairment of its financial assets at amortized cost and at fair value through other comprehensive income, except for "Due from banks", "Loans and accounts receivable from customers" and "Contingent loans", whose impairment is determined by applying the provisions of Chapter B1, B2 and B3 of the BCAS, for the rest of the assets the following is applicable. IFRS 9 introduces the concept of "expected losses" which is developed in the credit risk model applied by the Bank, The "expected loss" impairment model is applied to financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, financial guarantee contracts and other commitments, All financial instruments measured at fair value through profit or loss are excluded from the impairment model, The standard classifies financial instruments into three categories, which depend on the evolution of their credit risk from the time of initial recognition, and which determine the calculation of their credit risk hedges. Stage 1: No significant increase in risk: "The allowance for losses on these financial instruments is calculated as the expected credit losses resulting from possible events of default within 12 months after the reporting date (12-month expected loss)". Stage 2: With significant increase in risk: "When the credit risk of a financial asset has increased significantly since initial recognition, the allowance for losses on that financial instrument is calculated as the expected credit loss over the entire life of the transaction, In other words, it is the expected credit losses resulting from all possible events of default during the expected life of the financial instrument". Stage 3: Impairment: "When there is objective evidence that the financial asset is impaired, it is transferred to this category in which the write-down for losses on that financial instrument is calculated, as in Stage 2, as the expected credit loss over the life of the asset". In cases in which the recovery of any recorded amount is considered remote, the asset is removed from the consolidated balance sheet, without prejudice to any actions that may be taken to attempt to collect the amount until the rights to receive it have been extinguished definitively, whether by expiration, forgiveness or other causes. The Bank takes into account reasonable and supportable information that is available without undue cost or effort and that may affect the credit risk of a financial instrument, including forward-looking information to determine a significant increase in credit risk since initial recognition, Forward-looking information includes past events, current conditions and expected or future economic conditions (macroeconomic data). Credit risk assessment and forward-looking information (including macroeconomic factors), includes quantitative and qualitative information based on the Bank's historical experience, examples include:

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 34 Note 2 - Summary of Significant Accounting Policies, continued • Financial or economic conditions that are expected to cause a significant change in the borrower's ability to meet its debt obligations. • An actual or expected downgrade of the borrower's internal credit rating or a decrease in the borrower's performance score. • An actual or expected significant change in the borrower's operating results. • Significant increases in credit risk on other financial instruments of the same borrower. • Significant changes in the value of the collateral backing the obligation or in the quality of third-party guarantees or credit enhancements. • Reductions in financial support from a parent entity or other subsidiary. • Expected changes in the loan documentation, including an expected breach of contract that may result in waivers or modifications of covenants, suspension of interest payments, increased interest rates, requirements for additional collateral or guarantees, or other changes in the contractual framework of the facility. The Bank has considered that if contractual payments are more than 30 days past due, credit risk is considered to have increased significantly since the initial recognition of the credit, but this is not an absolute indicator, The bank has not rebutted the IFRS 9 presumption of significant increase in risk ("SIR") or default. Regarding the use of present, past and future information required by the application of the expected loss approach described in IFRS 9, this requires the incorporation of present, past and future information for both the detection of significant increase in risk and the measurement of expected losses, which should be performed on a probability-weighted basis, When estimating expected losses, the standard does not require the identification of all possible scenarios, However, the probability of a loss event occurring and the probability of it not occurring must be considered, even if the possibility of a loss occurring is very low. To achieve this, the Bank evaluates the linear relationship between its estimated loss parameters (PI, PDI, and EAP) with the history and future forecasts of macroeconomic scenarios, Also, when there is no linear relationship between the different future economic scenarios and their associated expected losses, more than one future economic scenario should be used for the estimation. Expected losses are then derived from the following parameters: PI: estimate of the probability of default in each period. EAP: estimate of the exposure in the event of default in each future period, taking into account changes in exposure after the reference date of the financial statements. PDI: estimated loss given default, as the difference between the contractual cash flows and those expected to be received, including collateral, For these purposes, the estimate considers the probability of execution of the guarantee, the time until possession and subsequent realization is reached, the expected cash flows and the acquisition and sale costs.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 35 Note 2 - Summary of Significant Accounting Policies, continued CCF: Cash Conversion Factor, is the estimate made on off-balance sheet balances to determine the exposure subject to credit risk in the event of default. The expected credit losses calculated are based on the internal models developed for all portfolios within the scope of IFRS 9, except for those cases that are subject to individualized estimation, Internal models have been developed that take into account as sources of information the data provided by external rating agencies or others observed in the market, such as changes in bond yields, credit default swap quotes or any other public information on them. (ii) Non-financial assets The carrying amounts of the Bank's non-financial assets are reviewed regularly or at least at each reporting date to determine whether there is any indication of impairment, If such indications exist, then the recoverable amount of the asset is estimated, The recoverable amount of an asset is the higher of fair value less costs to sell and value in use, That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are substantially independent of the cash flows from other assets or group of assets. When the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and its value is reduced to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and value in use, If we assess the value in use of an asset, the estimated cash flows are discounted to their present value by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The Bank shall assess at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased, If any such indication exists, the entity shall estimate the recoverable amount of that asset, In assessing whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased, an entity shall consider, as a minimum, external sources of information (the asset’s value has increased significantly during the period; significant changes with a favorable effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which the asset is dedicated; market interest rates or other market rates of return on investments have decreased during the period, and those decreases are likely to affect the discount rate used in calculating the asset’s value in use and increase the asset’s recoverable amount materially) and internal sources of information such as significant changes with a favorable effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, the asset is used or is expected to be used, These changes include costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs, In the case of goodwill and indefinite useful life intangible assets or not yet available for use, the recoverable amount is estimated annually, at year end.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 36 Note 2 - Summary of Significant Accounting Policies, continued When impairment exists the carrying amount of the asset shall be reduced to its recoverable amount if, and only if, the recoverable amount of an asset is less than its carrying amount, This reduction is an impairment loss. The impairment loss is recognized immediately in income for the period, unless the asset is carried at its revalued value in accordance with another standard, Any impairment loss on revalued assets will be treated as a decrease in the revaluation made in accordance with that other standard, When the amount estimated for an impairment loss is greater than the carrying amount of the asset to which it relates, the Bank shall recognize a liability if, and only if, that is required by another standard, After the recognition of an impairment loss, the depreciation (amortization) charge for the asset shall be adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life. If an impairment loss is recognized, any related deferred tax assets or liabilities are determined in accordance with IAS 12 “Income taxes” by comparing the revised carrying amount of the asset with its tax base. Impairment losses recognized in prior periods are tested at each reporting date for any indication that the loss has decreased or disappeared, An impairment loss is reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. (iii) Goodwill Goodwill is tested annually in order to determine if impairment losses exist and whenever there is an indication that the carrying value may be impaired, The impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates, An impairment loss is recognized when the recoverable amount of the CGU is less than its carrying amount. For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units, An impairment loss recognized for goodwill shall not be reversed in a subsequent periods. According to IAS 36 “Impairment of assets” the annual impairment test for a cash-generating unit to which goodwill has been allocated or for intangible assets with indefinite useful lives may be performed at any time during an annual period, as long the test is performed at the same time every year, Different cash-generating units may be tested for impairment at different times. o) Fixed assets Items of fixed assets are measured at acquisition cost, less their accumulated depreciation and, if applicable, impairment losses. The capitalized cost includes expenses attributed directly to the acquisition of those assets. The cost in the construction stage includes the costs of materials and direct labor, and any other cost directly attributable to the process for the asset to be in condition to be used. When some part of an item of the fixed assets has a different useful life to that fixed asset, it is recognized as a separate component (significant components of fixed assets).

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 37 Note 2 - Summary of Significant Accounting Policies, continued This item includes the amounts of property, land, furniture, vehicles, technological equipment, and other facilities own by the consolidated entities or acquired under financial leases, These assets are classified based on their use in: (i) Fixed assets for own use Fixed assets for own use includes, but is not limited to, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases, These assets are recorded at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount), For accounting purposes, acquisition cost of the received asset is considered to be its net amount. Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation, Fixed assets in leased properties are depreciated over the shorter period of time between their useful lives or the term of the lease, unless it is certain that the Bank will acquire the property at the end of the lease. The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount, If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life, In a similar manner, when indication exists that a material asset has recovered its value, the consolidated entities recognize the impairment loss reversal and the future depreciation charges are adjusted accordingly, In no case the impairment loss reversal of an asset can increase its value over the initial value as it no impairment losses were recognized in previous years. Also, at least at the end of the year, the estimated useful lives of the items of property, plant and equipment for own use are reviewed in order to detect significant changes therein, which, if any, will be adjusted by means of the corresponding correction of the charge to the consolidated statement of income for future years, by recalculating the depreciation, by virtue of the new useful lives. Upkeep and maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 38 Note 2 - Summary of Significant Accounting Policies, continued (ii) Assets leased out under operating leases The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to fixed assets held for own use. p) Intangible assets Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights, internally developed by the consolidated entities, as well as those generated in a business combination, These are assets for which the cost can be reliably measured and it is probable that future economic benefits attributable to the asset will flow to the Bank, The cost of intangible assets acquired or originated in a business combination correspond to its fair value at the acquisition date. Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. The Bank shall assess whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life, An intangible asset shall be assessed by the Bank as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Bank, The accounting for an intangible asset is based on its useful life, An intangible asset with a finite useful life is amortized over its economic useful life and is reviewed to determine whether there was any indication that the intangible asset may have suffered any impairment, the period and method of amortization are reviewed at least at the end of each reporting period, An intangible asset with an indefinite useful life is not amortized, The Bank tests for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible asset may be impaired. (i) Software The software acquired by the Bank is recognized at cost less the accumulated amortization and impairment, if any. The expenses in software developed internally are recorded as assets when the Bank is capable of proving its intention and ability to complete development, when internal use will generate future economic benefits and/or decrease in costs, and when the cost of completing its development can be reliably measured, The capitalized costs of the software developed internally include all the direct costs attributable to the development of the software, and it is amortized over the course of its useful life, Software developed internally is recorded at cost less the accumulated amortization and losses from impairment.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 39 Note 2 - Summary of Significant Accounting Policies, continued The subsequent expenditures associated with the asset are capitalized only when future economic benefits from them will flow to the Bank, The rest of the expenditures are recognized in income. Intangible assets are amortized on a straight-line basis over their estimated useful life; starting on the date it is ready for use. (ii) Generated in a business combination According to IFRS 3 “Business combinations”, when an intangible asset is acquired or generated in a business combination it cost will be the fair value at the acquisition date, The fair value of an intangible asset represents expectations of market participants at the acquisition date over the probability that future economic benefits from the asset will flow to the entity, In other words, the entity expects that economic benefits flows to them, even though there is uncertainty about the date or the amount of them. As set forth by IAS 38 “Intangibles assets” and IFRS 3, the acquirer will recognize an intangible assets from the acquiree at the acquisition date separately from Goodwill independently if the asset was previously recognized by the acquiree before the business combination. In connection with the aforementioned, the business combination between Itaú Chile and Corpbanca gave rise to intangible assets and Goodwill as indicated in Note 15 Intangible Assets. (iii) Other identifiable intangible assets Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank. q) Factoring transactions The Bank performs operations with their clients, in which they receive invoices and other credit representative trading instruments with or without recourse to the transferor, anticipating a percentage of the total amount receivable of the borrower upon collection, These transactions are valued at the disbursed amounts by the Bank in exchange for invoices or other credit representative trading instruments. The price differences between the disbursed amounts and the nominal amount of the documents are recorded in the Interim Consolidated Statement of Income as interest income applying the effective interest rate method, over the term of the transaction, The responsibility of payment of the documents remains with the client (assignor). r) Leases On the date of commencement of a lease the Bank recognizes an asset for right of use and a liability for lease in accordance with the provisions of IFRS 16 “Leases”.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 40 Note 2 - Summary of Significant Accounting Policies, continued (i) Assets for right-of-use At the beginning of a lease, the right-of-use asset is measured at cost, The cost includes (a) the amount of the initial measurement of the lease liability; (b) lease payments made before or from the start date, less lease incentives received; (c) the initial direct costs incurred by the lessee; and (d) a modification of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the place in which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. After the initial recognition date, the Bank measures the assets by right of use applying the cost model, which is defined as the asset by right of use measured at cost (a) less accumulated depreciation and accumulated risk losses of value; and (b) adjusted for any new measurement of the lease liability. The Bank applies the depreciation requirements established by IAS 16 "Property, plant and equipment" over the right-of-use in these type of transactions. If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank exercises a purchase option, the Bank depreciates the right-ofuse asset from the date of beginning of it until the end of the useful life of the underlying asset, In another case, the Bank depreciates the asset by right of use from the start date until the end of the useful life of the asset whose right of use has or until the end of the lease term, whichever comes first. The Bank applies IAS 36 “Impairment of assets” to determine if the right-of-use asset presents changes in value and accounts for identified value risk losses. As of June 30, 2022, the Bank has not identified impairment in the value of the right-of-use assets. (ii) Lease liability The Bank measures the lease liability at the present value of lease payments that have not been paid as of that date, Lease payments are discounted using the interest rate implicit in the lease, if that rate could be easily determined, Since that rate cannot be easily determined, the Bank uses the incremental rate for loans (cost of funding). The lease payments included in the measurement of the lease liability determined the payments for the right of use the underlying asset during the term of the not cancelable lease at the measurement date which includes (a) fixed payments, less any lease incentive receivable (b) variable lease payments, which depends on an index or rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 41 Note 2- Summary of Significant Accounting Policies, continued After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed. The Bank makes new measures of the lease liability discounting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee, A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a rate used to determine those payments. The Bank measures the lease liability again to modify the modified lease payments only when there is a change in cash flows, The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments. The Bank measured the lease liability at the present value of the lease payments discounted using the incremental interest rate for loans (cost of funding). s) Provisions for credit risk on "Due from banks" and "Loans and accounts receivable from customers", The Bank has established provisions for impairment losses due to credit risk on "Due from banks", "Loans and receivables from customers" and "Contingent loans", in accordance with the instructions defined in the BCAS, issued by the Financial Market Commission (CMF), and the credit risk rating and evaluation models approved by the Bank's Corporate Governance, in order to make the necessary and sufficient provisions in a timely manner to cover the expected losses associated with the characteristics of the debtors and their receivables, which determine the payment behavior and subsequent recovery. The processes and compliance with the policy are evaluated and supervised in accordance with internal control procedures, in order to ensure compliance and the maintenance of an adequate level of provisions to support expected losses. Provisions are called "individual", when they correspond to debtors that are evaluated individually, that is, those that due to their size, complexity or level of exposure to the Bank, it is necessary to know and analyze in detail and those "group", originated by individuals or smaller companies, associated to a high number of transactions with homogeneous characteristics and that due to such conditions are evaluated jointly. In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below: • Individual allowances for the normal portfolio. • Individual allowances for the substandard portfolio. • Individual allowances for the non-compliant portfolio. • Group allowances for the normal portfolio. • Group allowances for the non-compliant portfolio.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 42 Note 2 - Summary of Significant Accounting Policies, continued (i) Individual allowances When a debtor is considered as individually significant, i,e, with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed. The methodology used to classify and determine its allowances is performed in accordance with Chapter B-1 “Provisions for credit risk” from the BCAS, assigning risk categories to each debtor according to the following detail: Normal portfolio It corresponds to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not change, The classifications assigned to this portfolio are the categories that goes from A1 to A6, Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0,5% over its loan portfolio and contingent loans that form part of the Normal portfolio. Substandard portfolio The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term, In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio, The classifications assigned to this portfolio are categories B1 to B4. Normal and Substandard portfolios As part of the debtors’ individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result, These variables are regulated by the CMF- to be applied to each of the individual categories.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 2 - Summary of Significant Accounting Policies, continued

Below are presented the probabilities of default and loss given default, as established by the CMF:

Type of portfolio	Category of debtor	Probability of default (DP) (%)	Loss given default (PLD) (%)	Expected loss (EL) (% Provision)
Normal portfolio	A1	0,04	90,00	0,03600
	A2	0,10	82,50	0,08250
	A3	0,25	87,50	0,21850
	A4	2,00	87,50	1,75000
	A5	4,75	90,00	4,27500
	A6	10,00	90,00	9,00000
Substandard portfolio	B1	15,00	92,50	13,87500
	B2	22,00	92,50	20,35000
	B3	33,00	97,50	32,17500
	B4	45,00	97,50	43,87500

In order to determine the amount of provisions, the Bank first determines the affected exposure, which comprises the book value of the customer's placements plus the contingent credits, less the amounts that are feasible to recover through the execution of the guarantees, financial or real, backing the operations, to which the respective loss percentages are applied, In the case of collateral, the Bank must demonstrate that the value assigned to this deduction reasonably reflects the value it would obtain on the disposal of the assets or equity instruments, In the case of substitution of the debtor's credit risk for the credit quality of the guarantor or surety, this methodology will only be applicable when the guarantor or surety is an entity rated in a category similar to investment grade by a local or international rating agency recognized by the regulator, In any case the guaranteed values may be deducted from the exposure amount, The procedure apply only in the case of financial or real guarantees.

Non-compliant portfolio

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment, This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan, The classifications assigned to this portfolio are categories C1 to C6, Applied to all credits, including 100% of the amount of contingent credits, held by those same debtors.

For purposes of establishing provisions on this portfolio, in the first instance an expected loss rate is determined, deducting from the amount of the exposure the amounts susceptible to recovery through the execution of financial and real guarantees that support the operations and also deducting the present value of the recoveries obtained through collection actions net of associated expenses.

Once the expected loss range has been determined, the respective allowance percentage is applied to the amount of the exposure comprising the placements plus the contingent credits of the same debtor.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 43

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 44 Note 2 - Summary of Significant Accounting Policies, continued Allowance percentages to be applied over the exposition are as follows: Type of portfolio Risk scale Expected loss range Provision C1 Up to 3% 2% C2 More than 3% and up to 20% 10% C3 More than 20% and up to 30% 25% Portfolio in default C4 More than 30% and up to 50% 40% C5 More than 50% and up to 80% 65% C6 More than 80% 90% Loans are maintained in this portfolio until a normalization of their payment capacity or behavior is observed, without prejudice to the write-off of each particular loan that meets the condition set forth in Title II of Chapter B-2 of the BCAS. In order to remove a debtor from this portfolio, once the circumstances that led to its classification in this portfolio under these rules have been overcome, at least the following copulative conditions must be met: 1) None of the debtor obligations with the Bank are overdue for more than 30 days, 2) No new re-financing of loans has been granted, 3) At least one of the payments received includes principal payment (total or partial), 4) If the debtor has a loan with partial payments due within six months, two payments have been made, 5) If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid, 6) The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material. (ii) Group allowances Collective assessment are used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies, This type of assessment, as well as the criteria to apply for them, must be consistent with those used when loans were granted. To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform, by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans. Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan, Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 2 - Summary of Significant Accounting Policies, continued

Standard method for mortgage loans allowances

For the purposes of calculating credit risk provisions of the mortgage loan portfolio for housing, the Bank uses the standard provision method for mortgage loans established in the BCAS, According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table:

PVG tranche	Days past due at month-end	0	1 - 29	30 - 59	60 - 89	Portfolio in default
PVG ≤ 40%	DP	1,0916	21,3407	46,0536	75,1614	100
	LGD (%)	0,0225	0,0441	0,0482	0,0482	0,0537
	EL (%)	0,0002	0,0094	0,0222	0,0362	0,0537
40% < PVG ≤ 80%	DP (%)	1,9158	27,4332	52,0824	78,9511	100
	LGD (%)	2,1955	2,8233	2,9192	2,9192	3,0413
	EL (%)	0,0421	0,7745	1,5204	2,3047	3,0413
80% < PVG ≤ 90%	DP (%)	2,5150	27,9300	52,5800	79,6952	100
	LGD (%)	21,5527	21,6600	21,9200	22,1331	22,2310
	EL (%)	0,5421	6,0496	11,5255	17,6390	22,2310
PVG > 90%	DP (%)	2,7400	28,4300	53,0800	80,3677	100
	LGD (%)	27,2000	29,0300	29,5900	30,1558	30,2436
	EL (%)	0,7453	8,2532	15,7064	24,2355	30,2436

In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV.

For mortgage loans related to housing programs and benefits from the Government, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception, The loss mitigating factors are those shown in the table below:

PVG tranche	MP loss mitigation factor for credits with state auction insurance	
	V tranche: Price of the house upon executing sale agreement (UF)	
	V ≤ 1,000	1,000 < V ≤ 2000
PVG ≤ 40%	100%	100%
40% < PVG ≤ 80%	100%	100%
80% < PVG ≤ 90%	95%	96%
PVG > 90%	84%	89%

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 45

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 2 - Summary of Significant Accounting Policies, continued

Provisions for Commercial Loans

The Bank uses the three standard models established in the BCAS, in order to determine the provisions of the group commercial portfolio, The applicable percentages of provision and the parameters used to determine the provision, are set out on the CAS.

- **Commercial leasing operations**

The allowance is determined based on the book value of the commercial lease operations (including the purchase option), The allowance percentage used in the calculation will depend on the delinquency of each operation, the type of leased asset and the relationship, at the end of each month, between the book value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and type of asset (%)		
Days of delinquency of transaction at end of month	Type of asset	
	Real Estate	Non-real estate
0	0,79	1,61
1-29	7,94	12,02
30-59	28,76	40,88
60-89	58,76	69,38
Portfolio in default	100,00	100,00

Loss Given Default (LGD) applicable according to PVB tranche and type of asset (%)		
PVB= Current value of transaction/ Value of leased asset		
PVB tranche	Real Estate	Non-real estate
PVB <= 40%	0,05	18,20
40% < PVB <= 50%	0,05	57,00
50% < PVB <= 80%	5,10	68,40
80% < PVB <= 90%	23,20	75,10
PVB > 90%	36,20	78,90

The LTV relationship is determined considering the guarantee appraisal value, expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at inception, considering any transitory event that may cause an increase on the value of the asset.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 46

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 2 - Summary of Significant Accounting Policies, continued

- **Student loans**

The expected loss (%) is applied over the amount of the student loan and the exposure of the contingent credit when applicable, The factor used is determined based on the type of student loan and the collectable payment of principal or interest, at the end of each month, Only when payment is due, the factor will also depend on overdue.

Probability of Default (PD) applicable according to payment due date, delinquency and type of loan (%)			
Payment of principal or interest	Days past due at closing	Student Loan	
due at month-end	of closing	CAE	CORFO or other
Yes	0	5,20	2,90
	1-29	37,20	15,00
	30-59	59,00	43,40
	60-89	72,80	71,90
	Portfolio in default	100,00	100,00
No	n/a	41,60	16,50

Loss Given Default applicable according to payment due date and type of loan (LGD) (%)		
Payment of principal or interest due at	Student Loan	
month-end	CAE	CORFO or other
Yes	70,90	70,90
No	50,30	45,80

For loans granted in accordance with Law No, 20,027, the Bank considers the Government as a qualified guarantor for 90% of the loan.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 47

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 2 - Summary of Significant Accounting Policies, continued

- **Generic commercial placements and factoring**

Factoring operations and commercial loans, other than those indicated above, expected loss (%) is applied over the amount of the loan and on the exposure of the contingent credit, The factor used is determined based on whether the operation has guarantees and it's overdue, In addition for those operations with guarantees, the relationship between the debtor´s obligations to the bank and the value of the guarantees (LTV) is used to determine the factor as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and PTVG tranche (%)			
Days past due at month-end	With guarantee		Without guarantee
	PTVG <=100%	PTVG >100 %	
0	1,86	2,68	4,91
1-29	11,60	13,45	22,93
30-59	25,33	26,92	45,30
60-89	41,31	41,31	61,63
Portfolio in default	100,00	100,00	100,00

Loss Given Default (LGD) applicable according to PTVG tranche (%)			
	PTVG tranche	Commercial generic transactions or factoring without liability of the assigner	Factoring with liability of the assigner
With guarantee	PTVG <= 60%	5,00	3,20
	60% <PTVG <= 75%	20,30	12,80
	75% <PTVG <= 90%	32,20	20,30
	90% < PTVG	43,00	27,10
	Without guarantee	56,90	35,90

A guarantee or collateral can only be considered if, the guarantee was constituted in favor of the Bank with preference and if the guarantees is directly associates with the debtor´s credits (not shared with other debtors), For the purposes of calculating the LTV, the invoices assigned in the factoring operations, nor the guarantees associated with mortgage loans can be considered.

The guarantees used in calculating the LTV relationship may be of a specific or general purpose, including those that are simultaneously specific and general, In the case of specific guarantees, the PTVG ratio must be calculated independently for each secured transaction, as the division between the amount of the placement and the contingent credit exposure and the value of the collateral securing it, For general and specific guarantees, LTV is determined as the division between the sum of the amounts of the loan and exposures of contingent credits and the general and specific guarantees considering any restriction.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 48

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 49 Note 2 - Summary of Significant Accounting Policies, continued • Provisions associated with financing guaranteed by FOGAPE Covid 19 On July 17, 2020, the CMF requested the determination of specific provisions for loans guaranteed by the FOGAPE Covid-19 guarantee, for which the expected losses should be determined by estimating the risk of each transaction, without considering the substitution of the credit quality of the guarantee, according to the individual or group analysis method, in accordance with the provisions of Chapter B-1 of the Compendium of Accounting Standards, This calculation must be made on an aggregate basis, grouping all those operations to which the same deductible percentage is applicable, Therefore, the total amount of expected losses resulting from the aggregate calculation of each group of operations must be contrasted with the respective total amount of deductible applicable to them and proceed as follows, when the expected losses of the operations of a group to which the same deductible percentage is applicable, determined according to the above procedure are less than or equal to the aggregate amount of the deductible, the provisions will be determined without considering the coverage of FOGAPE Covid-19, that is, without substituting the credit quality of the direct debtor for that of the guarantor, and when they are greater than the aggregate amount of the deductible, the provisions will be determined using the substitution method provided for in numeral 4, 1 letter a) of Chapter B-1 of the Compendium of Accounting Standards and will be recognized in accounts separate from commercial, consumer and housing provisions, As of June 30, 2022 and December 31, 2021, the Bank has recorded provisions of MCh$14,232 and MCh$19,650, respectively. • Provisions for contingent loans The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans. The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium of Accounting Standards, using the methodology set forth in letter b) “Guarantees”. Non-compliant portfolio – Collectively assessed loan The group in default loan portfolio comprises all loans and 100% of the amount of contingent loans of debtors who at the end of a month are 90 days or more past due in the payment of interest or principal on any loan, It will also include debtors who have been granted a loan to leave in force a transaction that was more than 60 days overdue, as well as debtors who have been subject to forced restructuring or partial forgiveness of a debt. The following can be excluded from the group non-compliant portfolio: a) Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and, loans for financing higher education under Law No, 20,027. b) that do not yet meet the default conditions set forth in Circular No, 3,454 of December 10, 2008.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 50 Note 2 - Summary of Significant Accounting Policies, continued All debtor’s loans should be classified in the Non-compliant portfolio until a normalization of its behavior and management capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section title II, Chapter B-2 of the Banking Compendium of Accounting Standards, In order to remove a debtor from the Non-compliant portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met: 1) None of the debtor obligations with the Bank are overdue for more than 30 days. 2) No new re-financing of loans has been granted. 3) At least one of the payments received includes principal payment (total or partial). 4) If the debtor has a loan with partial payments due within six months, two payments have been made, 5) If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid. 6) The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material. (iii) Guarantees The Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor. In all cases, for purposes of the standards established by the CMF, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures, For allowances calculation purposes, guarantees will be treated according to the following, as applicable: 1) Collateral and guarantees, Considers contractual agreements to guarantee a specific loan or loans in a way that the coverage over the exposure can be clearly defined and where the rights to collect have been unquestionably transferred over to the guarantor. 2) Guarantees, In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained from the sale of the assets, debts instruments or shares in the event that the borrower falls into default and a secondary source of payment is required, In applying the deduction method, the amount to be recovered by executing the guarantee, corresponds to the present value of the asset sold in its current market condition at disposal, minus all expenses required to keep the asset in its current conditions and to sell them, all in accordance with the Bank policies and terms established by Law for assets disposal. 3) Security deposit, On this type of guarantees the adjustment of its fair value may be deducted from the exposition, solely when the guarantee can be established with the unique aim to guarantee compliance with the related loans.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 51 Note 2 - Summary of Significant Accounting Policies, continued Leased assets Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset are sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses. Factoring operations Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse. (iv) Additional provisions The Bank can establish provisions in addition to those calculated by applying the loan portfolio assessment models, according to the set forth in number 9 of Chapter B-1 of the BCAS, These provisions can be established with the purpose of addressing the risks arising from macroeconomic fluctuations by anticipating expansive economic cycle downturns which could materialize in the worsening of the economic environment in the future and, in that manner, operate as an anti-cycle mechanism to accumulate additional provisions during positive economic conditions and release or use provisions when negative economic conditions are present, According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models. As of June 30, 2022, the Bank maintained additional provisions for its commercial, consumer and mortgage loan portfolio amounting to MCh$156,658 (as of December 31, 2021, the Bank maintained additional provisions of MCh$133,323). t) Impaired loans and charge-offs Impaired loans This portfolio is comprised of the following assets: • For individually assessed debtors, includes loans classified in the “Non-compliant portfolio” and those classified under categories B3 and B4 of the “Substandard portfolio”, as described above. • For those debtors collectively assessed, includes all loans classified in the “Non-compliant portfolio”. Charge-offs As a general rule, charge-offs should be applied when contractual rights to cash flows expire, In the case of placements, even if this does not occur, the respective asset balances will be written off in accordance with the provisions of BCAS, Chapter B-2, Title II "Impaired and written-off loans".

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 52 Note 2 - Summary of Significant Accounting Policies, continued The write-offs in question refer to the derecognition in the Interim Consolidated Statement of Financial Position of the asset corresponding to the respective operation, including, therefore, that part which might not be due if it were a loan payable in instalments or partial payments, or a leasing operation. Charge-offs are always recognized against provisions for loan losses, according to Chapter B-1 of the BCAS, regardless of the reason. Charge-off of loans and accounts receivable must take place when the following circumstances exist, whichever happens first: 1) The Bank, based on all available information, concludes that no inflow related to the recorded loan will be received. 2) When a loan or account receivable with no legal documentation is 90 days overdue since recorded as an asset. 3) When the legal term for all legal shares to collect the loan have expired. When a loan is overdue for a period of time that complies with the term listed below: Type of loan Term Consumer loans with or without actual guarantees 6 months Consumer leasing 6 months Other operations of non real estate leasing 12 months Other operations without actual guarantees 24 months Commercial loans with actual guarantees 36 months Real estate leasing (commercial and housing) 36 months Housing mortgages 48 months The term corresponds to the time passed since the date in which the loan became collectable partially or totally. Recovery of assets previously charged-off Payments received from loans previously charged-off are recognized directly as income, as recoveries of loans previously charged-off in “Provisions for loan losses” compensating the provision expense for the period. In the event that recoveries through goods or non-financial assets income will be recognized for the amount in which those assets are recorded, according to Chapter B-5 “Assets received in lieu of payment” of the BCAS, Same criteria will be followed for repossessed leased assets granted under finance leases, after being charged-off when incorporated back as assets. Renegotiation of previously charged-off loans Any renegotiation of a written-off loan will not give rise to income as long as the transaction continues to be impaired, and the actual payments received must be treated as recoveries of written-off loans.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 53 Note 2 - Summary of Significant Accounting Policies, continued The renegotiated loan is recorded as an actual asset when losses its characteristic of impaired, recording income as a recovery of a loan previously charged-off, Same criteria is applied when a loan is granted to pay for a loan previously charged-off. u) Contingent loans Contingent loans are understood as those transactions or commitments for which the Bank is taking a risk when obligating in third parties benefit as requested by its customer subject to the occurrence or nonoccurrence of a future event to pay a certain amount which will subsequently recovered from its customer. The Bank maintains recorded in off-balance accounts the following amounts related to commitments or responsibilities in the normal course of business. 1) Guarantees agreement: Includes collaterals, guarantees and stand by letter of credit as indicated in Chapter 810 of the Updated Compilation of Rules (RAN), Additionally, includes payment guarantees for factoring operations as indicated in Chapter 838 of the RAN. 2) Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank. 3) Letters of credit issued: Includes documentary letters of credit issued by the Bank not yet negotiated, 4) Documented guarantees: Corresponds to documented guarantees granted with promissory notes as indicated in Chapter 811 of the RAN. 5) Available lines of credit: Considers the not used amounts of lines of credit which allow clients to use loans without additional approval from the Bank (i,e, for the usage of credit cards or checking account overdrafts). 6) Other loans commitments: Includes amounts for loan commitments not disbursed which should be granted in a future agreed date or disbursed when agreed terms are met, such as credit lines linked to stage of completion of projects or student loans (Law No, 20,027). 7) Other contingent loans: Includes any other type of commitment of the Bank that could exist and could give rise to an effective loan when certain future events take place, In general, includes unusual transactions such as delivery of instruments as collateral to guarantee payment for loan transactions between third parties or derivative contracts transactions entered into on behalf of third parties that could imply a payment obligation not covered by a deposit.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 54 Note 2 - Summary of Significant Accounting Policies, continued The amount of these contingent loans are considered at the end of each reporting period to calculate allowances for loan losses required by Chapter B-1 “Provisions for loan losses” of the BCAS, and the amounts must be calculated according to the exposition factor, according to the following table: Type of contingent exposure FCC 1) Lines of credit with immediate cancellation 10% 2) CAE contingent credits 15% 3) Letters of credit for merchandise transactions 20% 4) Other lines of credit 40% 5) Commitments to purchase foreign debt in local currency 50% 6) Transactions related to contingent events 50% 7) Guarantees and sureties 100% 8) Other credit commitments 100% 9) Other contingent credits 100% However, when evaluating contingent loans for clients with non-compliant loans the amount to be considered to calculate provisions for loan losses shall be 100% of the contingent loan as indicated in Chapter B-1 as previously indicated. v) Provisions for contingent loans The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans. The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium of Accounting Standards, using the methodology set forth in letter b) “Guarantees”. w) Income taxes and deferred taxes The Bank has recognized an expense (income) arising from gains or losses for each period, according to the applicable taxation rules for each country or jurisdiction it operates. The income tax expense for the period includes the sum of current tax, which results from applying the current rates to the taxable profit for the period (after deducting the tax credits allowed), and the change in deferred tax assets and liabilities recognized in the Consolidated Statement of Income, The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax basis, The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled, The effects of deferred taxes on temporary differences between the balance sheet and the income statement are recognized in deferred taxes as of the date on which the law approves such changes, The effects of deferred taxes on temporary differences between the tax balance sheet and the financial balance sheet are recorded on an accrual basis, in accordance with IAS 12 "Income Taxes" and presented in accordance with the same IAS.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 55 Note 2 - Summary of Significant Accounting Policies, continued x) Provisions, contingent assets, and contingent liabilities A provision is a liability of uncertain timing or amount, Provisions are recorded in the Interim Consolidated Statement of Financial Position when the Bank: • Has a present obligation (legal or constructive) as a result of past events. • It is probable that an outflow of resources will be required to settle these obligations, and • The amount of these resources can be reliably measured. A contingent liability is any possible obligation arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the Bank. Guarantees agreement, confirmed foreign letters of credit, letters of credit, letters of guarantee, unused lines of credit, other credit commitments, other contingent credits (see letter v) are classified as contingent in supplementary information. Provisions (quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year) are used to satisfy specific obligations for which they were originally recognized, Partial or total reversals are recognized when such liabilities cease to exist or are reduced. Provisions are classified according to the obligations covered, being for the purpose of these Interim Consolidated Financial Statements, those detailed in notes 24 "Provisions for contingencies", 25 "Provisions for dividends, interest payments and repricing of regulatory capital financial instruments issued" and 26 "Special provisions for credit risk". y) Employee benefits Short-term benefits Correspond to personnel benefits (other than termination benefits) that are expected to be settled within twelve months after year end over which the employees have rendered their services. These are recognized when the employee has rendered the service and are measured at the undiscounted amount of benefits expected to be paid in exchange for that service: • As a liability (accrued expense), after deducting any obligation already satisfied, If the amount already paid is higher than the gross amount of the benefits, the Bank will recognize this excess as an asset (amount paid in advance), when it represents a reduction of future payments or a recoverable amount in cash.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 56 Note 2 - Summary of Significant Accounting Policies, continued • As an expense when the entity consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits, unless other IFRS requires or allows the recognition of those disbursements as part of the cost of an asset. Personnel vacations The annual cost of personnel vacations and benefits are recognized on an accrual basis. Post-employment benefits Correspond to employee benefits (other than termination benefits and short-term employee benefits) that are expected to be settled after the completion of employment, Post-employment benefits plans are agreements, formal and informal, in which the Bank is committed to provide benefits to one or more employees after completion of their employment, Plans providing these benefits are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions. Defined contribution plans, the obligation is recognized for the amounts to be contributed in the period. Defined benefit plans, a liability is recognized based on the estimated benefit cost that employees have accrued for services rendered, less the present value of the defined benefit obligation and present value of present services, Present service cost and gain or loss upon settlement will be recognized in the income statement for the year, Gains and losses generated from the remeasurement of the liability will be recognized in other comprehensive income. Other long-term benefits Other long-term employee benefits are employee benefits, other than short-term, post-employment and termination benefits, which are not due for payment within 12 months after the end of the period in which the employees render the service. The regulations require the recognition of a liability for the present value of the defined benefit obligation less the fair value of the plan assets, if any, The results generated from its remediation will be recognized in the results of the year. Termination benefits Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment, as a consequence of: • A decision of the entity to terminate the employee’s employment before the normal termination date; or • The decision of an employee to accept an offer with benefits in order to terminate the employment before the normal termination date.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 57 Note 2 - General Information and Summary of Significant Accounting Policies, continued An entity recognizes a liability and expense for termination benefits at the earlier of the following dates: • When the entity can no longer withdraw the offer of those benefits; and • when the entity recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, contingent liabilities and contingent assets” and involves the payment of termination benefits. Cash-settled share-based payment transactions. The Bank recognizes a liability for cash-settled share-based payment transactions at fair value at the inception of each contract. Until the liability is settled, the Bank will remeasure the fair value of the liability at the end of each reporting period and at the settlement date, and will recognize any fair value variation in profit or loss for the period. z) Provision for mandatory dividends A liability recognized due to the legal obligation to distribute 30% of the profit of the year in compliance with Public Company Law (30%) or in accordance with the provisions of the company bylaws, For the year ended December 31, 2021 and 2020, the Bank provisioned 30% of its net income, This provision is recorded as a decrease in "Retained earnings" under "Provision for dividends, interest payments and repricing of issued regulatory capital financial instruments" in the Interim Consolidated Statement of Changes in Shareholders' Equity. In the Bank’s bylaws, title VII, it is established that the Bank should distribute annually as a dividend to its shareholders, as a proposal of the Board of Directors and based on the number of shares, at least thirty percent (30%) of the net income of the year, Furthermore, no dividends distribution will take place if there are equity losses (negative reserves) until these losses are recovered or if a dividend distribution will cause a non-compliance of the capital requirements established by the General Bank Law. For all matters related to dividends distributions, the Bank is subject to the terms incorporated in the Transaction Agreement (dated January 29, 2014 and its subsequent modifications), which was approved by the Ordinary Shareholders Meeting (dated March 11, 2016). aa) Assets received or awarded in lieu of payment Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal), A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction, In both cases, an independent appraisal is performed. These assets are subsequently adjusted to their net realizable value less cost to sale, and the difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income, under “Other operating expenses”. Assets received or foreclosed in payment are valued at the lower of initial value and net realizable value, i,e, fair value (independent appraisal) less costs to hold and dispose of, plus regulatory write-offs, Regulatory write-offs are required by the regulator if the asset is not sold within one year of receipt.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 58 Note 2 - Summary of Significant Accounting Policies, continued Such net realizable value of an assets is determined mainly in conformity with the current market conditions, and should correspond to its fair value less the necessary costs to maintain and dispose it. In general, it is estimated that these assets will be disposed of within one year from the date of award, However, the regulator, by means of general rules, may establish that, in justified cases, the Bank may have an additional term of up to eighteen months for the disposal of the assets, In order to be eligible for the extension, the value of the asset must have been written off for accounting purposes, in compliance with Article 84 of the General Banking Law. bb) Customer loyalty programs The Bank maintains a loyalty program to provide incentives to its customers, allowing them to purchase goods or services with certain benefits which are granted through credit cards issued by the Bank when they purchase according to the conditions established for each loyalty program. The Bank has an adequate level of provisions in order comply with its current obligations and to properly reflect the associated expense when providing the benefits. cc) Non-current assets held for sale Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale, Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies, The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell. Impairment losses in initial classification of non-current assets held for sale and with subsequent gains and losses are recorded in income, Gains are not recorded over previously recorded losses. dd) Earnings per share Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period. Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt. As of June 30, 2022 and 2021 the Bank did not have any instruments that generated dilution. ee) Interim Consolidated Statement of Cash Flows The Bank presents cash flows from operating activities, investing activities, and financing activities in a manner that best represent the nature of its activities, The classification of cash flows into the aforementioned categories provides information that allows users to evaluate the impact of the transactions in the financial position of the

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 59 Note 2 - Summary of Significant Accounting Policies, continued Bank, as well as over the ending balance of cash and cash equivalents, This information can be also useful when evaluating the relation between those activities (IAS7). For the preparation of the interim statement of cash flows, the Bank used the indirect method, in which from the consolidated income for the year before income tax, non-cash transactions are subsequently added/subtracted, as well as income and expenses associated with cash flows classified as investing or financing activities. For the preparation of the interim cash flow statement, the following items are considered: • Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks. • Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities, This section includes, among others, loans obtained from abroad, dividends received from investments, financial instruments at fair value through other comprehensive income and amortized cost, etc. • Investing activities: Correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents. • Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities. For the purposes of the statement of cash flows, cash and cash equivalents have been considered as cash and cash equivalents, the balances of "Cash and bank deposits" plus the net balance of operations in liquidation in progress, plus financial instruments for trading at fair value through profit or loss and financial instruments at fair value through other comprehensive income with high liquidity and with insignificant risk of change in value, whose maturity does not exceed six months from the date of acquisition and the rights under resale agreements and securities lending that are in that situation. Includes also investments in fixed income mutual funds which are presented under trading investments in the Interim Consolidated Statement of Financial Position, Cash and cash equivalents balances and their reconciliation to the Interim Consolidated Statement of Cash Flows are detailed in Note 7 Cash and Cash Equivalents. The provision for loan losses included under the operating activities section differs from the amount presented in the Consolidated Statement of Income, because for cash flows purposes such amount excludes recoveries of transactions previously charged-off. ff) Consolidated Statement of Changes in Equity The Consolidated Statement of Changes in Equity presents all movements affecting net equity, including those originated by accounting changes or errors recognition, This statement shows a conciliation between opening and ending balances for the year for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following: • Adjustments for changes in accounting criteria and correction of errors: which include changes in consolidated net equity arising as a result of the retrospective restatement of balances in the Interim Consolidated Financial Statements due to changes in accounting criteria or correction of errors.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 60 Note 2 - Summary of Significant Accounting Policies, continued • Net comprehensive income for the year: Includes in an aggregated manner net income for the year and other comprehensive income for the year, as previously indicated. • Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity. This information is presented in two statements: The Interim Consolidated Statement of Other Comprehensive Income and the Interim Consolidated Statement of Changes in Equity. gg) Consolidated Statement of Other Comprehensive Income In the Consolidated Statement of Other Comprehensive Income are presented income and expenses generated by the Bank as a consequence of its regular activities during the period, clearly identifying those recorded in profit and loss from those recorded in net equity. Due to this, in this statement the following is shown: • The consolidated income for the year. • Net amount of income and expenses recorded in equity as “Valuation accounts”. • Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments. Total amount of consolidated income and expenses recorded, calculated as the sum of the items listed above, presenting in those attributable equity holders of the Bank from non-controlling interest.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 61 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued, New accounting pronouncements introduced by CMF 1. Standards and interpretations issued in the current period • Circular No, 2,305 - Amends Chapter C-1 of the BCAS. The aforementioned circular issued on February 16, 2022, amends Table No, 2 of Appendix No, 6 of Chapter C-1 of the Compendium of Accounting Standards (BCAS) for banks, This was included in the amendment to the BCAS agreed in Circular No, 2,249 of 2019, whose last update was published on October 7, 2021, through Circular No, 2,295, The aforementioned table is part of note 48 to be disclosed in the financial statements and refers to the level of solvency indicators for regulatory compliance. For the interim financial statements for the month of March, June and September 2022, the information modified by this circular, shall be reported without the comparative of the previous period. The Bank has implemented the aforementioned Circular and made the required presentation in these Interim Consolidated Financial Statements. • Circular No, 2,310 - Eliminates files D58, D59, E20, E21 and E22 This circular issued on March 30, 2022, terminates the delivery of files D58, D59, E20, E21 and E22, all related to information on applications and granting of loans related to FOGAPE's guarantee programs Covid-19, Reactivation and Postponement, Consequently, the instructions corresponding to these files are deleted from the Information System Manual, and the sheets of the File Catalog that mention them are replaced. The Bank has implemented this circular and has finalized the sending of the normative files mentioned. • Circular No. 2,311 - Amendment to Chapter 21-6 Issued on April 4, 2022, due to a gap between the requirements established by the Financial Market Commission (referred to as “CMF”) and the European authority, paragraph 3.5 of Chapter 21-6 of the Updated Compilation of Standards (referred to as “RAN”) has been replaced in order to establish the criteria for giving a preferential treatment to the exposure to an international central counterparty (CCP). The regulations developed throughout this circular present the basis of, the details of the amendments made to, and the assessment of the impact of, the regulations proposed for public discussion. The Bank has implemented the aforementioned Circular, presenting it as required in these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 62 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued, • Circular No. 2,312 - Amendment to Chapters 1-13 and 12-21 and definition of the validity of the files associated with market risk measurement For the general objective of moving forward towards a full implementation of the Basel III international standard in Chile, in all aspects, and avoiding the duplication of regulatory instructions, particularly in market risks measurement, adjustments are proposed to Chapter 12-21 of the RAN in line with those made by the Chilean Central Bank in its Chapter III.B.2.2 and Chapter 1-13, where stress tests involving market risks are incorporated. Thus, the specific objectives are reflected in the following adjustments: − Eliminate the interest rate risk limits in the trading book and the currency risk limits, because such instructions are in Chapter 21-7 of the RAN that estimates the market risk-weighted assets. − Maintain the interest rate risk limits and the indexation risk limits in the banking book, despite the fact that such measurement is stipulated in Chapter 21-13 of the RAN, since the application of the latter regulation starts in April 2023. − Update references, definitions and instructions, mainly for the trading book and banking book, as stipulated in Chapter 21-7 of the RAN; disclosure of information to the public, stress tests incorporated in Chapter 1-13 of the RAN, among others. − Repeal requirements that do not belong with the new regulations, such as internal models measurement. − Clarify which information reports must be submitted to the Financial Market Commission that are associated with each of the market risk regulations and their implementation and validity timelines. The Bank has implemented the aforementioned Circular, presenting it as required in these Interim Consolidated Financial Statements. • Circular No. 2,313 - Amendment to Chapter B-1 of the Compendium of Accounting Standards for Banks. It contains the changes made to the BCAS, and to the Q&A document of both the Risk System and the BCAS, to define the concept of corporate group to be used in the calculation of the aggregate exposure for the conformation of the group portfolio. The regulations developed throughout this circular present the basis of, the details of the amendments made to, and the assessment of the impact of, the regulations. The Bank has implemented the aforementioned Circular and made the required presentation in these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 63 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued, • Circular No. 2,314 - Chapter 12-20 of the Updated Compilation of Rules for Banks and the Banking Information System Manual. Instructions Update. For the general objective of moving forward towards a full implementation of the Basel III international standard in Chile, in all aspects, and in accordance with the adjustments proposed by the Chilean Central Bank to Chapter III.B.2.1 of the Compendium of Financial Standards (referred to as “CNF” in Spanish), adjustments are proposed to the current local liquidity regulations. The following are the specific objectives: - Accelerate the liquidity coverage ratio’s (LCR) phase-in by increasing to 100% the required minimum level beginning on June 1, 2022. - Modify the treatment of the LCR technical reserve, by accounting as ALAC the fraction of such reserve up to an amount that does not exceed the estimated run-off of on-demand deposits and obligations with respect to the involved banking company. - Repeal the regulatory limits applicable to local currency 30-day mismatches and 90-day local and foreign currency mismatches, but maintaining the limit applicable to 30-day foreign currency mismatches. - Introduce the “Internal Liquidity Adequacy Assessment Process” (ILAAP) as a trigger for a higher regulatory requirement that can be activated by the Financial Market Commission as a result of the supervisory process. - Gradually implement a regulatory limit to the Net Stable Funding Ratio (NSFR), starting with a requirement of 60% beginning on June 1, 2022, to reach a level of 100% by January 2026. - In table 87 of the Manual of the Information System (referred to as “MIS”), to calculate the NSFR, adjust definitions related to the concepts established in the regulations for the new framework for the measurement of capital adequacy and the main banking risks (Chapters 21-1 to 21-30 of the RAN) and their respective weightings. - Adjust the weightings of cash flows subject to national discretion in accordance with the Basel Committee on Banking Supervision (BCBS), when applicable, for the calculation of the NSFR (table 88 of the MIS), among other adjustments. The Bank has implemented the aforementioned Circular and made the required presentation in these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 64 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued, New accounting pronouncements introduced by IASB 1. Standards and Interpretations that are effective in the current period Amendment to IFRS 3 "Business Combinations” to update a reference to the Conceptual Framework On May 14, 2020, the IASB published, amendments to IFRS 3 'Business Combinations' that update an outdated reference in IFRS 3 without significantly changing its requirements. The changes in Reference to the Conceptual Framework (Amendments to IFRS 3): - Update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework. - Add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and - Add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination. The amendment is effective for annual reporting periods beginning on or after January 1, 2022, Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier. The Bank's management has concluded that the adoption of the amendment has no significant impact on the Interim Consolidated Financial Statements. IFRS 9 “Financial instruments” On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the standard already issued along with a new expected loss model and minor modifications to the classifications and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value through other comprehensive income for certain debt instruments, It also includes additional guidance on how to apply the business model and contractual cash flow characteristics tests, On October 12, 2017, "Amendment to IFRS 9: Early Termination Features with Negative Compensation", which clarifies that under the current requirements of IFRS 9, the conditions set out in Test SPPI are not met if the Bank must make a settlement payment when the customer decides to terminate the loan, With the introduction of this amendment, in relation to termination rights, it is allowed to measure at amortized cost (or VROCI) in the case of negative compensation, At the local level, the CMF of Banks has established that this standard is part of the new BCAS applicable as of January 1, 2022, except in relation to impairment on financial instruments (chapter 5,5) and paragraphs 5,4,1 (a) and (b), 5, 4,3, and 5,4,4, with respect to placements ("Due from Banks" and "Loans and accounts receivable from customers", nor on contingent credits), since the criteria for these matters are defined in chapters B-1 and B-3 of the aforementioned Compendium. The Bank's Management has finalized the adoption of IFRS 9 and its effects are presented in Note 4 - Accounting Changes to these Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 65 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued, Amendments to IAS 16 'Property, Plant and Equipment — Proceeds before Intended Use On May 14, 2020, the IASB published amendments to IAS 16 regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management. Amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management, Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss. The amendments is effective for annual periods beginning on or after 1 January 2022, Early application is permitted. The Bank's management has concluded that the adoption of the amendment has no significant impact on the Interim Consolidated Financial Statements. Amendments to IAS 37 'Onerous Contracts — Cost of Fulfilling a Contract On May 14, 2020, the IASB published 'Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)' amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The changes in Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’, Costs that relate directly to a contract may be incremental costs of performing that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to the performance of contracts (an example would be the allocation of the depreciation charge for a contract), Item of property, plant and equipment used to fulfill the contract). The amendment is effective for annual reporting periods beginning on or after January 1, 2022, Early application is permitted. The Bank's management has concluded that the adoption of the amendment has no significant impact on the Interim Consolidated Financial Statements. Annual improvements to IFRS standards 2018–2020 On May 14, 2020, the IASB issued Annual Improvements to IFRS 2018-2020, The pronouncement contains amendments to four International Financial Reporting Standards (IFRS): IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as a first-time adopter: The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRS.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 66 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued, IFRS 9 Financial Instruments - Fees in the ‘10 per cent’ test for derecognition of financial liabilities: The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in paragraph B3,3,6 of IFRS 9 in assessing whether to derecognize a financial liability, An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf. IFRS 16 Leases- Lease incentives: The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example. IAS 41 Agriculture, Taxation in fair value measurements: The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique, This will ensure consistency with the requirements in IFRS 13. The amendments to IFRS 1, IFRS 9, and IAS 41 published today are all effective for annual periods beginning on or after 1 January 2022, Early application is permitted. The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated. The Bank's management has concluded that the adoption of the improvements has no significant impact on the Interim Consolidated Financial Statements. 2. Standards and interpretation issued but not yet effective, Amendment to IAS 1 "Presentation of Financial Statements" - Classification of liabilities as current or non-current On January 23, 2020, the IASB published the amendment to IAS 1, which addresses the classification of liabilities and clarifies their presentation as current or non-current, This amendment applies as of January 1, 2023 retroactively and its early application is permitted. Among the modifications are the following: • An entity shall classify a liability as current when it does not have a right to postpone its liquidation for at least twelve months following the date of the reporting period, The amendment removes the factor of "unconditionality" from this right. • The right to defer settlement of the liability must have substance and must exist at the end of the reporting period, If this right is subject to the entity that covers any condition, such right only exists if it is effectively fulfilled by fulfilling these conditions at the end of the reporting period and can be classified as non-current, The entity must comply with these conditions, although the counterparty does not carry out a testing of these. The classification of the liability will not be affected by the probability that the entity exercises its right to defer its settlement, Therefore, if the liability meets the non-current condition specified in the standard, it will be classified as non-current, even if the entity plans to liquidate it in less than 12 months from the period in which it is reported or between the periods in which it is reported, And the one that

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 67 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued, is reported to the regulator, If any of the above cases occurs, it must be disclosed in the Financial Statements to understand the impact of the entity's financial position. • The liability is understood as liquid when the entity extinguishes the obligation to control its effective counterparty, other economic resources, or its own equity instruments. The Management of the Bank has estimated that the adoption of this amendment will not have a significant impact on the Interim Consolidated Financial Statements, The Bank must present its financial statements in accordance with the regulatory framework set out on section II,3 of Chapter C-1, Financial Statements annual, of the BCAS, which presents the Statement of Financial Situation that the Bank must use, therefore, this amendment will not affect the preparation of the factors affected by the entity. Amendments to IAS 8 on "Accounting Estimates". On February 12, 2021, the IASB issued "Definition of Accounting Estimates" to help entities distinguish between accounting policies and accounting estimates. The requirements of IFRS, in particular IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, make a distinction between how an entity should present and disclose different types of accounting changes in its financial statements, Changes in accounting policies should be applied retrospectively, while changes in accounting estimates are accounted for prospectively, Sometimes companies have difficulty distinguishing between accounting policies and accounting estimates, and practitioners have identified divergent practices and the Interpretations Committee received a request to clarify the distinction, The changes to IAS 8 focus entirely on accounting estimates and clarify the following: • The definition of change in accounting estimates is replaced by a definition of accounting estimates, According to the new definition, accounting estimates are "monetary amounts in the financial statements that are subject to measurement uncertainty". • Entities develop accounting estimates if accounting policies require items in the financial statements to be measured in a manner that involves measurement uncertainty. • The Board clarifies that a change in accounting estimate resulting from new information or new developments is not the correction of an error, In addition, the effects of a change in an input or measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors. • A change in an accounting estimate may affect only the current period's profit or loss, or the profit or loss of both the current period and future periods, The effect of the change related to the current period is recognized as income or expense in the current period, The effect, if any, in future periods is recognized as income or expense in those future periods. This amendment is effective retroactively as of January 1, 2023 and early application is permitted. The Bank's management has concluded that the adoption of the amendment has no significant impact on the Interim Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 68 Note 3 - New accounting pronouncements issued and adopted, or issued but not yet adopted, continued Amendment to IAS 12 Deferred Taxes related to Assets and Liabilities arising from a Single Transaction. On May 7, 2021, the IASB has issued amendments to IAS 12 Deferred Taxes Relating to Assets and Liabilities Arising from a Single Transaction that clarify how companies account for deferred taxes on transactions such as leases and decommissioning obligations. The IFRS Interpretations Committee received a presentation on IAS 12 Income Taxes and the recognition of deferred taxes in relation to leases (when a lessee recognizes an asset and a liability at the inception of the lease) and decommissioning obligations (when an entity recognizes a liability and includes decommissioning costs in the cost of the item of property, plant and equipment), The fact pattern presented assumed that lease payments and decommissioning costs were deductible for tax purposes when paid and identified different approaches in practice. The Committee discussed the submission and concluded that the issue was relevant and generalized, as there are various types of contracts and fact patterns affected, In addition, the question of whether tax deductions are attributable to a contract, to a (single) asset/liability, or rather to cash flows, and what consequences this may have for determining temporary differences, is fundamental within IAS 12. The main change to Deferred Tax relating to assets and liabilities arising from a single transaction (Amendments to IAS 12) is an exemption from the initial recognition exemption provided in IAS 12,15(b) and IAS 12,24, Consequently, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition, This is also explained in the newly inserted paragraph in IAS 12,22A. The amendment is effective for annual reporting periods beginning on or after January 1, 2023, Early adoption is allowed. The Bank's management will evaluate the impact that this standard will have on the presentation of the Interim Consolidated Financial Statements. Sale or contribution of assets between an investor and its association or joint business(amendmentsto IFRS 10 and IAS 2810) The amendments to IFRS 10 and IAS 28 address situations where there is a sale or contribution of assets between an investor and its associate or joint venture, Specifically, the amendments provide that gains or losses, resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture, accounted for using the equity method are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture, Similarly, gains or losses resulting from the remeasurement to fair value of investments held in a former subsidiary (which has become an associate or joint venture that is accounted for using the equity method) are recognized in the results of the former parent only to the extent of the unrelated investors' interests in the new associate or joint venture. The effective date of the amendments was initially from January 1, 2016, however the IASB on December 17, 2015 indefinitely postponed their entry into force. Management will assess the potential impacts of these amendments, once the new date to be implemented is communicated on these amendments.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 69 Note 4 - Accounting Changes On December 20, 2019, the CMF issued Circular Letter No, 2,243 "Banking Compendium of Accounting Standards” (onwards “BCAS”), which mainly incorporates the new amendments introduced by the International Accounting Standards to the International Financial Reporting Standards (IFRS) during the last few years, particularly IFRS 9, 15 and 16, also in Chapter A2 of the BCAS, it establishes new limitations or precisions due to the need to follow more prudential criteria. Among the main topics in addition to those mentioned above are the following: • Chapter B-2 Provisions for credit risk - The criterion for the suspension of the recognition of interest income, readjustments and commissions on an accrual basis is modified, which will be applicable to any credit that is more than 90 days past due, whether the credit is subject to individual or group evaluation. • Chapters C-1 and C-2 Impaired loans and write-offs - Among the most important changes introduced to the BCAS are the modification of the formats for the Statement of Financial Position and the Statement of Income for the Period, in accordance with the adoption of IFRS 9, In addition, the new “Statement of Other Comprehensive Income” and the “Statement of Changes in Equity” are included, Likewise, the financing and investment activities in the Cash Flows Statement are defined, incorporating more precise guidelines for the preparation of these. In addition, more detail and disaggregation of the information contained in some notes to the financial statements are required, in order to comply with IFRS 7, along with specifying other considerations particular to other IFRSs that must be observed for the preparation of the notes, To this end, special emphasis is placed on the disclosure of information relating to impairment, considering the impairment model for placements contained in Chapters B-1, B-2 and B-3 of the same BCAS, In accordance with these changes, Chapter C-1 containing models for the presentation of the notes on cash and cash equivalents, financial assets at amortized cost, contingent credits, credit losses, related party disclosures and regulatory capital requirements are modified. Additionally, Chapter C-1 incorporates the requirement of a financial report accompanying the financial statements and their notes, It must be prepared in accordance with IFRS Practice Statement N°1 "Management Commentary". On October 7, 2021, the FMC, through Circular Letter No, 2,295, updated the new BCAS to incorporate the accounting information necessary for the consistency of the Financial Statements with the implementation of Basel III standards. Specifically, the amendments included: a) IFRS 9 in the accounting treatment of instruments eligible for additional capital tier 1 (AT1) and tier 2 (T2) 2. b) IAS 8 for errors due to events associated with operational risk events. c) IAS 37 for the determination of provisions for operational risk.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 4 - Accounting Changes

In addition, Chapter B-1 on aggregate exposure for group commercial portfolio was modified and a longer term was proposed for its adoption independent of the first application date of the BCAS, and consistency adjustments were incorporated in the Manual of the Information System ("MIS") for Banks, in order to make some regulatory files of the Accounting and Product System compatible with the modifications made to the BCAS.

The new BCAS and its amendments are applicable as of January 1, 2022, with a transition date of January 1, 2021, for purposes of the comparative financial statements to be published as of March 2022, While the group assessment criterion must be considered as of July 1, 2022, The impacts from the transition should be recorded against the equity item "Reserves nt derived from earnings" on January 1, 2021.

Until the end of 2021, the Bank issued its consolidated financial statements in accordance with the accounting standards issued by the Financial Market Commission in the BCAS version dated November 9, 2007, As of 2022, the Bank issues its consolidated financial statements in accordance with a new regulatory body, which corresponds to the updated version of the BCAS version December 20, 2019 including the amendments of October 7, 2021, The figures included in these interim consolidated financial statements referring to the period 2021 have been adjusted in order to present them with the same principles and criteria applied in 2022, Therefore, the Bank presents these pro-forma financial statements for the year 2021.

As a result of the application of these new accounting standards, the Bank adopted a transition plan to them which includes, among other things, an analysis of the differences in accounting criteria, the selection of the accounting criteria to be applied in cases where alternative treatments are permitted, and the evaluation of procedural changes and information systems.

The main impacts of the implementation of the new Compendium of Accounting Standards for Banks, both at the Statement of Financial Position and Income Statement levels, are detailed and explained below.

a) Reconciliation of equity according to the new Compendium of Accounting Standards.

The main adjustments to equity resulting from the migration to the new Compendium of Accounting Standards are as follows:

Equity before regulatory changes	Explanation (*)	As of January 1, 2021	As of December 31, 2021
		MCh$	MCh$
		2,388,326	**3,352,342**
Adjustments: (net of taxes)			
Investments in companies	i	2,181	2,604
Financial assets at amortized cost	Ii	—	102,815
Impairment due to credit risk CA and FVTOCI	iii	—	—
Suspension of interests	Iv	—	(3,638)
Provision associated with freely disposable lines of credit with automatic cancelation	v	7,112	9,868
Deferred taxes on adjustments	vi	(2,142)	(29,348)
Subtotal adjustments		7,151	82,301
Total Adjusted Equity		**2,395,477**	**3,434,643**

(*) The nature of the main adjustments is explained in detail in letter h).

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 70

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 71 Note 4– Accounting Changes b) Reconciliation of the result according to the new Compendium of Accounting Standards The main reclassifications and adjustments arising from the migration to the new Compendium of Accounting Standards in the income statement are as follows: Explanation (*) As of December 31, 2021 Result before regulatory changes 278,810 Adjustments: Impairment due to credit risk CA and FVTOCI iii (24) Provision associated with freely disposable lines of credit with immediate cancelation v 2,756 Deferred taxes on adjustments vi (758) Total adjustments 1,974 Total result according to BCAS 280,784 Attributable to: Owners of the Bank 279,765 Non-controlling interest 1,019 These adjustments, both in equity and in income, are generated by the adoption of the new Compendium of Accounting Standards of the FMC, therefore they do not correspond to the recognition of prior years' errors in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors".

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 72 Note 4 - Accounting Changes, continued c) Opening Consolidated Statement of Financial Position in accordance with the new Compendium of Accounting Standards. As previously mentioned, as of January 1, 2021, the provisions of the new Compendium of Accounting Standards were applied retroactively in order to prepare the respective opening consolidated statement of financial position under these new accounting standards. The reconciliation of the balances of the statement of financial position is presented below: - Old BCAS: Are those contained in the consolidated financial statements of the Bank and its subsidiaries as of January 1, 2021, which were prepared in accordance with the accounting criteria and principles previously in effect. - Reclassification: Necessary to homogenize the accounting policies applied by the Bank, in accordance with the standards established by the Compendium of Accounting Standards issued by the CMF. - Adjustments: Changes originating mainly in the criteria for classification and measurement of financial instruments and accounting policies modified by the new standards. - Opening balances: These are those resulting from considering the reclassification effect and adjustments to closing balances.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 4 - Accounting Changes, continued

The main adjustments caused by the transition of the new Compendium of Accounting Standards in the consolidated equity, are the following:

	As of January 1, 2021				
	Closing balances MCh$	Reclassifications MCh$	Adjustments (*) MCh$	Opening balances MCh$	Explanation
ASSETS					
Cash and cash equivalents,	3,089,072	—	—	3,089,072	
Cash in process of collection	173,192	—	—	173,192	
Financial assets held for trading at fair value through profit or loss	4,563,172	(306,472)	—	4,256,700	
Financial derivative contract	3,982,803	(306,472)	—	3,676,331	
Debt financial instruments	545,352	—	—	545,352	
Other	35,017	—		35,017	
Financial assets not held for trading valued mandatorily at fair value through profit or loss	—	—	—	—	
Financial assets designated at fair value through profit or loss	—	—	—	—	
Financial assets at fair value through other comprehensive income	3,964,720	(4,615)	—	3,960,105	
Debt financial instruments	3,964,720	(4,615)	—	3,960,105	
Other	—	—	—	—	
Derivative financial instruments held for hedge accounting	—	306,472	—	306,472	
Financial assets at amortized cost	21,909,607	—	—	21,909,607	
Investment under resale agreement	105,580	—	—	105,580	
Debt financial instruments	111,643	—	—	111,643	
Interbank loans	7,115	—	—	7,115	
Credits and accounts receivable from customers - Commercial	14,133,985	—	—	14,133,985	
Credits and accounts receivable from customers - Mortgage	5,225,837	—	—	5,225,837	
Loans and accounts receivable from customers - Consumer	2,325,447	—	—	2,325,447	
Investments in companies	11,983	4,618	2,181	18,782	i
Intangible assets	718,683	—	—	718,683	
Fixed assets	56,020	—	—	56,020	
Right of use asset under lease agreements	170,603	—	—	170,603	
Current tax assets	64,699	—	—	64,699	
Deferred tax assets	314,112	—	(2,142)	311,970	vi
Other assets	602,769	(14,627)	—	588,142	
Non-current assets and disposal groups held for sale	—	14,624	—	14,624	
TOTAL ASSETS	**35,638,632**	**—**	**39**	**35,638,671**	
LIABILITIES					
Cash in process of being cleared	154,232	—	—	154,232	
Financial liabilities held for trading at fair value through profit or loss	3,673,591	(162,450)	—	3,511,141	
Financial derivative contract	3,673,591	(162,450)		3,511,141	
Other	—	—	—	—	
Financial liabilities at fair value through profit or loss	—	—	—	—	
Derivative financial instruments held for hedge accounting		162,450		162,450	
Financial liabilities at amortized cost	28,286,278	(1,081,031)	—	27,205,247	
Demand deposits and other obligations	6,197,406	—		6,197,406	
Time deposits and other loans	11,433,064	—	—	11,433,064	
Obligations under repurchase agreements	638,851	—	—	638,851	
Borrowings from financial institutions	3,798,978	—	—	3,798,978	
Debt instruments issued	6,204,856	(1,081,031)		5,123,825	
Other financial obligations	13,123	—	—	13,123	
Lease contracts liabilities	151,885	—	—	151,885	
Issued regulatory capital financial instruments	—	1,081,031		1,081,031	
Provisions for contingencies	95,314	26,699		122,013	
Provision for dividends, interest payments and valuation of issued bonds with no fixed maturity date	—	—	—	—	
Other provisions for credit risk	186,969		(7,112)	179,857	v
Current tax assets	1,766	—	—	1,766	
Deferred tax assets	237	—	—	237	
Other liabilities	700,034	(26,699)		673,335	
Liabilities included in disposable groups held for sale	—	—	—	—	
TOTAL LIABILITIES	**33,250,306**	**—**	**(7,112)**	**33,243,194**	
EQUITY					
Capital	1,862,826	—		1,862,826	
Reserves	426,712	—	4,720	431,432	
Accumulated other comprehensive income	25,873	—	2,082	27,955	
Items not reclassified to profit or loss	(5,660)	—	1,994	(3,666)	
Items that may be reclassified to profit or loss	31,533	—	88	31,621	
Retained earnings (losses) from prior years	—	—	—	—	
Net income (loss) for the year	—	—	—	—	
Less: Provision for dividends, interest payments and valuation of issued bonds with no fixed maturity date	—	—	—	—	
Total equity attributable to equity holders of the Bank:	2,315,411	—	6,802	2,322,213	
Non-controlling interest	72,915	—	349	73,264	
TOTAL EQUITY	**2,388,326**	**—**	**7,151**	**2,395,477**	
TOTAL LIABILITIES AND EQUITY	**35,638,632**	**—**	**39**	**35,638,671**	

(*) In letter h) is explained in detail the nature of the main adjustments.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 73

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 4 - Accounting Changes, continued

d) Pro-forma Statements of Financial Position

In order to present comparative financial statements for the year 2022, the Bank prepared a set of pro-forma financial statements for the year 2021, as follows is the formulation of the pro-forma Statements of Financial Position as of December 31, 2021:

	As of December 31, 2021				
	Former CNBC	Reclassification	Implementation Adjustments (*)	New CNBC	Explanation
	MCh$	MCh$	MCh$	MCh$	
ASSETS					
Cash and bank deposits	3,473,392	—	—	3,473,392	
Cash in process of collection	438,496	—	—	438,496	
Financial assets held for trading at fair value through profit or loss	3,312,529	(83,123)	—	3,229,406	
Derivative financial instruments	2,980,926	(83,123)	—	2,897,803	
Debt financial instruments	291,761	—	—	291,761	
Other	39,842	—	—	39,842	
Financial assets not held for trading mandatorily measured at fair value through profit or loss	—	—	—	—	
Financial assets designated at fair value through profit or loss	—	—	—	—	
Financial assets at fair value through other comprehensive income	2,876,386	(3,703)	—	2,872,683	
Debt financial instruments	2,876,386	(3,703)	—	2,872,683	
Other	—	—	—	—	
Derivative financial instruments held for hedge accounting	—	83,123	—	83,123	
Financial assets at amortized cost	25,602,676	—	99,177	25,701,853	ii - iv
Investment under resale agreement	606,178	—	—	606,178	
Debt financial instruments	959,972	—	102,815	1,062,787	ii,
Interbank loans	80,554	—	—	80,554	
Credits and accounts receivable from customers - Commercial	15,105,510	—	(2,891)	15,102,619	iv
Credits and accounts receivable from customers - Housing	6,194,059	—	(581)	6,193,478	iv
Loans and accounts receivable from customers - Consumer	2,656,403	—	(166)	2,656,237	iv
Investments in companies	13,257	3,706	2,604	19,567	i
Intangible assets	699,344	—	—	699,344	
Fixed assets	51,057	—	—	51,057	
Right of use asset under lease agreements	131,657	—	—	131,657	
Current taxes	58,184	—	—	58,184	
Deferred taxes	304,538	—	(29,348)	275,190	vi
Other assets	822,766	(14,027)	—	808,739	
Non-current assets and disposable groups held for sale	—	14,024	—	14,024	
TOTAL ASSETS	**37,784,282**	**—**	**72,433**	**37,856,715**	
LIABILITIES					
Cash in process of being cleared	424,358	—	—	424,358	
Financial liabilities held for trading at fair value through profit or loss	2,925,587	(168,245)	—	2,757,342	
Derivative financial instruments	2,925,587	(168,245)	—	2,757,342	
Other	—	—	—	—	
Financial liabilities at fair value through profit or loss	—	—	—	—	
Derivative financial instruments held for hedge accounting	—	168,245	—	168,245	
Financial liabilities at amortized cost	29,863,242	(1,153,045)	—	28,710,197	
Demand deposits and other obligations	7,576,095	—	—	7,576,095	
Time deposits and other loans	10,097,443	—	—	10,097,443	
Obligations under repurchase agreements	466,006	—	—	466,006	
Borrowings from financial institutions	4,918,423	—	—	4,918,423	
Debt instruments issued	6,762,840	(1,153,045)	—	5,609,795	
Other financial obligations	42,435	—	—	42,435	
Lease contracts liabilities	115,544	—	—	115,544	
Regulatory capital financial instruments issued	-	1,153,045	—	1,153,045	
Provisions for contingencies	392,265	(242,990)	—	149,275	
Provision for dividends, interest payments and valuation of issued bonds with no fixed maturity date	—	83,342	—	83,342	
Other provisions for credit risk	—	187,507	(9,868)	177,639	v
Current taxes	1,332	—	—	1,332	
Deferred taxes	—	—	—	—	
Other liabilities	709,612	(27,859)	—	681,753	
Liabilities included in disposable groups held for sale	—	—	—	—	
TOTAL LIABILITIES	**34,431,940**	**-**	**(9,868)**	**34,422,072**	
EQUITY					
Capital	2,688,131	—	—	2,688,131	
Reserves	470,873	—	2,647	473,520	
Accumulated other comprehensive income	(75,668)	—	77,537	1,869	
Items not to be reclassified to profit or loss	(3,574)	—	2,379	(1,195)	
Items that may be reclassified to profit or loss	(72,094)	—	75,158	3,064	
Retained earnings (losses) from prior years	-	—	—	—	
Net income (loss) for the year	277,806	—	1,959	279,765	
Less: Provisions for dividends, interest payments and and valuation of issued bonds with no fixed maturity date	(83,342)	—	—	(83,342)	
Total equity attributable to equity holders of the Bank:	3,277,800	—	82,143	3,359,943	
Non-controlling interest	74,542	—	158	74,700	
TOTAL EQUITY	**3,352,342**	**—**	**82,301**	**3,434,643**	
TOTAL LIABILITIES AND EQUITY	**37,784,282**	**—**	**72,433**	**37,856,715**	

(*) In letter h) is explained in detail the nature of the main adjustments.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 74

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 4 - Accounting Changes, continued

e) Pro-forma Income Statements

As mentioned in the previous point, the Bank prepared a set of pro-forma financial statements for the year 2021 in order to present comparative information, as follows is the formulation of the pro-forma Statements of Income as of December 31, 2021:

	As of December 31, 2021				
	Former BCAS	Reclassification	Adjustments (*)	New BCAS	Explanation
	MCh$	MCh$	MCh$	MCh$	
Interest income	1,650,982	(493,347)	—	1,157,635	
Financial expenses	(711,195)	365,445	—	(345,750)	
Net interest income	**939,787**	**(127,902)**	**—**	**811,885**	
Indexation income	—	482,408	—	482,408	
Indexation expenses	—	(365,535)	—	(365,535)	
Net indexation income	**—**	**116,873**	**—**	**116,873**	
Commission income	226,809	11,136	—	237,945	
Fee and commission expense	(73,267)	—	—	(73,267)	
Net commission income	**153,542**	**11,136**	**—**	**164,678**	
Financial result from:					
Financial assets and liabilities held for trading	54,424	5,914	—	60,338	
Non-trading financial assets mandatorily measured at fair value through profit or loss	—	—	—	—	
Financial assets at fair value through profit or loss	—	—	—	—	
Gain or loss on derecognition of financial assets and liabilities at amortized cost and financial assets at fair value through ORI	—	(10,064)	—	(10,064)	
Foreign exchange, restatement and accounting hedging of foreign currencies	149,165	30,557	—	179,722	
Reclassifications of financial assets due to change in business model	—	—	—	—	
Other financial result	—	3,844	—	3,844	
Financial income (loss), net	**203,589**	**30,251**	**—**	**233,840**	
Income (loss) from investment in companies	1,583	269	—	1,852	
Result from non-current assets and disposal groups not eligible for discontinued operations	—	(1,839)	—	(1,839)	
Other operating income	29,278	(10,114)	—	19,164	
TOTAL OPERATING INCOME	**1,327,779**	**18,674**	**—**	**1,346,453**	
Employee benefit obligation expense	(306,720)	—	—	(306,720)	
Administrative expenses	(257,970)	—	—	(257,970)	
Depreciation and amortization	(101,583)	—	—	(101,583)	
Impairment of non-financial assets	(91)	—	—	(91)	
Other operating expenses	(48,533)	12,311	—	(36,222)	
TOTAL OPERATING EXPENSES	**(714,897)**	**12,311**	**—**	**(702,586)**	
OPERATING INCOME BEFORE CREDIT LOSSES	**612,882**	**30,985**	**—**	**643,867**	
Credit losses on account of:					
Provisions for credit risk due from banks and loans and accounts receivable from customers,	(221,686)	(94,858)	—	(316,544)	
Special provisions for credit risk	—	358	2,756	3,114	v
Recovery of written-off loans	—	63,515	—	63,515	
Impairment due to credit risk of other financial assets at amortized cost and financial assets at fair value through OCI	—	—	(24)	(24)	iii
Credit loss expense	(221,686)	(30,985)	2,732	(249,939)	
OPERATING INCOME	**391,196**	**—**	**2,732**	**393,928**	
Income from continuing operations before taxes	391,196	—	2,732	393,928	
Income taxes	(112,386)	—	(758)	(113,144)	
Income (loss) from continued operations after taxes	278,810	—	1,974	280,784	
Income from discontinued operations before taxes					
Taxes from discontinued operations	—	—	—	—	
Income from discontinued operations after taxes	—	—	—	—	
CONSOLIDATED INCOME (LOSS) FOR THE YEAR	**278,810**	**—**	**1,974**	**280,784**	
Attributable to:					
Owners of the Bank	277,806	—	1,959	279,765	
Non-controlling interest	1,004	—	15	1,019	
Earnings per share of the owners of the Bank:					
Basic earnings	0,464	—	0,003	0,467	
Diluted earnings	0,464	—	0,003	0,467	

(*) In letter h) is explained in detail the nature of the main adjustments.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 75

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 76 Note 4 - Accounting Changes, continued f) Pro-forma Statements of Other Comprehensive Income As mentioned in the previous point, the Bank prepared a set of pro-forma financial statements for the year 2021 in order to present comparative information, the following is the formulation of the pro-forma Statements of Other Comprehensive Income as of December 31, 2021: As of December 31, 2021 Former BCAS Reclassification Adjustments (*) New BCAS Explanation MCh$ MCh$ MCh$ MCh$ CONSOLIDATED INCOME (LOSS) FOR THE YEAR 278,810 — 1,974 280,784 Other comprehensive income for the year of: ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS Re-measurement of net defined benefit liabilities (assets) 3,409 — — 3,409 Changes in fair value of equity instruments designated at fair value through other comprehensive income — (891) 423 (468) i Changes in fair value of financial liabilities designated at fair value through profit or loss attributable to changes in the credit risk of the financial liability — — — — Other — — — — OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS BEFORE INCOME TAXES 3,409 (891) 423 2,941 Income tax on other comprehensive income that will not be reclassified to profit or loss (274) 246 — (28) TOTAL OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS AFTER INCOME TAX 3,135 (645) 423 2,913 ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS Changes in fair value of financial assets at fair value through other comprehensive income (160,638) 891 102,250 (57,497) i-iii Translation differences for foreign entities 44,601 — — 44,601 Accounting hedge of net investments in foreign entities (26,422) — — (26,422) Cash flow hedge accounting 46,270 — — 46,270 Non-designated elements of accounting hedging instruments — — — — Other — — — — OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS BEFORE TAXES (96,189) 891 102,250 6,952 Income taxes on other comprehensive income that can be reclassified to profit or loss 36,297 (246) 5 36,056 vi TOTAL OTHER COMPREHENSIVE INCOME THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS AFTER INCOME TAX (59,892) 645 102,255 43,008 TOTAL OTHER COMPREHENSIVE INCOME FOR THE YEAR (56,757) — 102,678 45,921 CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD 222,053 — 104,652 326,705 Attributable to: Owners of the Bank 220,426 — 104,637 325,063 Non-controlling interest 1,627 — 15 1,642 (*) In letter h) is explained in detail the nature of the main adjustments.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 77 Note 4 - Accounting Changes, continued g) Pro-forma Statement of Cash Flows In order to provide a reconciliation between the Statement of Cash Flows presented under the previous accounting standards for the period ended December 31, 2021 and the one included in these interim financial statements, the formulation of this pro-forma statement is presented below: 2021 MCh$ CASH FLOW FROM OPERATING ACTIVITIES: Income for the period before income taxes 391,196 Charges (credits) to income that do not represent cash (930,001) epreciation and amortization 101,583 Provisions for loans, accounts receivable and others 285,201 Loss (gain) from assets received in lieu of payment 7,093 Impairment 91 Provisions for contingencies 1,038 Fair value adjustment for trading instruments 65,695 Net interest income (1,226,291) Fee and commission income (226,809) Fee and commission expense 73,267 Net foreign exchange loss (gain) (149,165) Loss (gain) in sale of fixed assets (86) Loss (gain) on goods received in lieu of payment (5,758) Revenues from sales of investments in other companies — Profit from increase of participation in companies (507) Other charges and (credits) that do not represent cash movements 144,647 Changes due to increase/decrease in assets and liabilities affecting EBITDA 99,107 Decrease (increase) in financial assets and liabilities held for trading at fair value through profit or loss 67,766 Decrease (increase) in financial assets and liabilities at fair value through other comprehensive income 186,771 Decrease (increase) in securities lending and borrowing agreements (194,686) Decrease (increase) in debt financial instruments (89,802) Decrease (increase) in Interbank loans and loans and borrowings (2,344,142) Increase (decrease) in Financial liabilities at amortized cost 43,068 Decrease (increase) in deferred tax assets and liabilities (53,599) Decrease (increase) in other assets and liabilities (98,650) Loans obtained 3,975,153 Payments of loans obtained (2,426,902) Interest paid (638,567) Earned interests 1,639,859 Net commissions 117,759 Tax payments (103,018) Sale of goods received in payment or foreclosed 18,097 Total net cash flows provided by (used in) operating activities (439,698) CASH FLOWS FROM INVESTING ACTIVITIES: Acquisitions of investments in companies (978) Disposals of investments in companies — Dividends received from investments in companies 1,363 Acquisitions of fixed assets (46,170) Disposals of fixed assets 98 Acquisitions of intangible assets — Disposals of intangible assets — Total net cash flows provided by (used in) investing activities (45,687) CASH FLOWS FROM FINANCING ACTIVITIES: Attributable to owners' interest Redemption and payment of interest/principal on letters of credit (45) Issuance of current bonds 794,125 Redemption and payment of interest / principal of current bonds (470,437) Payment of interest / principal on lease obligations (31,547) Issuance of subordinated bonds — Payment of interest and principal on subordinated bonds (53,737) Issuance of bonds with no fixed term to maturity — Redemption and payment of interest on bonds with no fixed maturity date — Issuance of preferred stock — Redemption of preferred stock and payment of dividends on preferred stock — Increase in paid-in capital by issuance of common shares 825,305 Payment of common stock dividends (2) Attributable to non-controlling interest — Payment of dividends and/or withdrawals of paid-in capital made with respect to subsidiaries corresponding to non-controlling interest — Net CaTotal net cash flows provided by (used in) financing activities 1,063,662 CHANGE IN CASH AND CASH EQUIVALENTS DURING THE YEAR (period) 578,277 EFFECT OF CHANGES IN EXCHANGE RATES 289,687 OPENING BALANCE OF CASH AND CASH EQUIVALENTS 4,506,256 CLOSING BALANCE OF CASH AND CASH EQUIVALENTS 5,374,220

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 78 Note 4 - Accounting Changes, continued h) Description of the main adjustments i. Investments in companies: this item includes the valuation of minority equity investments in companies to which paragraph 5,7,5 of IFRS 9 is applicable regarding the irrevocable presentation after initial recognition of changes in the fair value of such instruments against other comprehensive income. ii. Financial assets at amortized cost (debt financial instruments): this item includes the adoption of IFRS 9, which has resulted in changes in our current accounting policies for recognition, classification and measurement of financial assets. iii. Impairment of financial instruments: recognition of the value for expected credit losses on a financial asset that is measured in accordance with paragraphs 4,1,2 or 4,1,2A, subject to the limitations defined in paragraph 5 of Chapter A-2. iv. Suspension of interest: the criterion for the suspension of interest and readjustment income on an accrual basis is modified to suspend all transactions with defaults of more than 90 days as provided in Chapter B-2 of the Compendium. v. Special provisions for credit risk: Change in the credit conversion factor in accordance with Chapter B-3, unrestricted lines of credit with automatic cancellation. vi. Deferred taxes: this line includes the tax effects (deferred taxes) generated by temporary differences arising from the aforementioned adjustments, whether they directly affect shareholders' equity or the consolidated statement of income.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 79 Note 5 - Significant events As of June 30, 2022, the following significant events have influenced the operations of the Bank and its subsidiaries or these Consolidated Financial Statements: ITAÚ CORPBANCA Acquisition of Itaú Corpbanca Colombia shares owned by CorpGroup On February 22, 2022, Itaú Corpbanca acquired, directly and indirectly, all of the shares of Itaú Corpbanca Colombia S.A. owned by CorpGroup Interhold S,P,A,, CorpGroup Banking S.A. and CG Financial Colombia S.A.S,, representing approximately 12,36% of the share capital of Itaú Corpbanca Colombia S.A., for a total price of US$414,142,063,65, As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99,4617% of the share capital of Itaú Corpbanca Colombia S.A. Its direct interest is approximately 94,99%. Itaú Corpbanca directly acquired approximately 7,89% of the share capital of Itaú Corpbanca Colombia and its new subsidiary in Colombia - Itaú Holding Colombia S.A.S, - acquired the remaining approximately 4,47%, With respect to the latter, the creation in Colombia of the subsidiary Itaú Holding Colombia S.A.S,, the share capital of which is wholly owned by Itaú Corpbanca, was duly authorized by the Commission for the Financial Market and by the Central Bank of Chile for this purpose. The total price of US$414,142,063,66 would result in an estimated impact of -1,37 percentage points on Itaú Corpbanca's Common Equity Tier 1 (CET1) capital, on a fully loaded basis, in accordance with Basel III standards (using the exchange rate of CLP$804,17 per US$1 as of February 16, 2022), Considering the information at the end of January, the aforementioned impact and the applicable regulations of the Commission for the Financial Market, Itaú Corpbanca estimates that its total capital ratio, according to current Basel III standards, will be 15,47% and its CET1 fully loaded capital will be 9,5%. Additional information regarding capital requirements is presented in Note 48. 2022 Ordinary Shareholders' Meeting Resolutions At the Ordinary Shareholders' Meeting of Itaú Corpbanca, held on March 24, 2022, the following resolutions, among others, were adopted: a) Renewal of the Board of Directors The following eleven (11) regular directors and two (2) alternate directors were elected, in accordance with Itaú Corpbanca's bylaws:

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 80 Note 5 - Significant events, continued - Regular directors: 1. Jorge Andrés Saieh Guzmán. 2. Ricardo Villela Marino. 3. Diego Fresco Gutiérrez. 4. Leila Cristiane Barboza Braga de Melo. 5. Matías Granata. 6. Milton Maluhy Filho. 7. Pedro Paulo Giubbina Lorenzini. 8. Rogerio Carvalho Braga. 9. Pedro Samhan Escándar. 10. Gustavo Arriagada Morales; and 11. Fernando Concha Ureta. - Alternate directors: 1. Álvaro F, Rizzi Rodrigues. 2. Tatiana Grecco. Gustavo Arriagada Morales, Pedro Samhan Escándar and Fernando Concha Ureta were appointed as independent directors, in accordance with Article 50 bis of Law No, 18,046 on Corporations. b) Distribution of dividends The meeting approved the distribution of 30% of the 2021 fiscal year profits, which amounts to CLP$83,341,869,534, as a dividend to the shareholders, among the total of the 973,517,871,202 subscribed and paid shares of the Bank and which, therefore, corresponds to a dividend of CLP$0,0856089775 per share, In addition, the Board approved that the remaining 70% of the profits be retained. Acquisition of shares of Itaú Corredor de Seguros Colombia S.A. owned by Helm LLC On November 5, 2019, Itaú Corpbanca entered into a purchase and sale agreement, as subsequently amended on December 18, 2020, whereby it agreed to acquire shares representing approximately 20% of the shares of Itaú Corredor de Seguros Colombia S.A. owned by Helm LLC. On March 25, 2022, after obtaining regulatory approvals in Colombia, Chile and Brazil, Itaú Corpbanca acquired, directly and indirectly, 4,800 Itaú Corredor de Seguros Colombia S.A. shares owned by Helm LLC for a total price of US$3,188,323, As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99,99% of the share capital of Itaú Corpbanca Colombia S.A. Its direct interest is approximately 94,99%. Itaú Corpbanca directly acquired approximately 15% of the share capital of Itaú Corredor de Seguros Colombia S.A. and its new subsidiary in Colombia - Itaú Holding Colombia S.A.S - acquired the remaining 5%.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 81 Note 5 - Significant events, continued Acquisition of MCC Entities On June 1, 2022, after obtaining the regulatory approvals from the banking regulators in Chile and Brazil, and in accordance with the provisions of the Transaction Agreement entered into between Itaú Corpbanca (the "Bank"), Itaú Unibanco Holding S.A., Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, CorpGroup Interhold SpA and Inversiones Gasa Limitada on January 29, 2014, as amended on June 2, 2015 and January 20, 2017 (the "Transaction Agreement"), Itaú Corpbanca moved forward and acquired all of the shares in MCC Asesorías SpA, and, together with its subsidiary Itaú Asesorías Financieras Ltda., it acquired all of the shares in MCC S.A. Corredores de Bolsa. The total price for all the above transactions was US$30,508,338 (thirty million five hundred and eight thousand three hundred and thirty-eight dollars of the United States of America). As a result of the acquisition of all the shares in MCC Asesorías SpA, this company was dissolved, in accordance with the provisions in its bylaws, resulting in its merger with Itaú Corpbanca, which absorbed said company by owning 100% of its shares. Additionally, on June 1, 2022, an extraordinary shareholders' meeting took place which decided to merge MCC S.A. Corredores de Bolsa into Itaú Corredores de Bolsa Limitada. As a result, Itaú Corredores de Bolsa Limitada emerged as the subsisting entity, holding all the equity, rights, obligations, assets and liabilities of MCC S.A. Corredores de Bolsa, which was dissolved and then absorbed by Itaú Corredores de Bolsa Limitada, which will be the legal successor to MCC S.A. Corredores de Bolsa.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 82 Note 6 - Reporting Segments Segment reporting is determined by the Bank on the basis of its operating segments (Chile, which includes the New York branch, and Colombia, which includes Panama), which are differentiated mainly by the risks and returns that affect them. The reportable segments and the criteria used to inform the Bank's highest decision-making authority are in accordance with IFRS 8 "Operating segments". a) Segments Accordingly, the descriptions of each operating segment are as follows: (i) Chile The Bank's commercial activities in Chile are mainly located in the domestic market, the operations have been strategically aligned in five commercial areas directly related to the needs of its customers and the Bank's strategy, being these: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services. The Bank manages these business areas using a reporting system for internal profitability, The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance. (ii) Colombia Colombia has been identified as a separate operating segment based on its business activities, Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it. The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and its subsidiaries. The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the periods ended June 30, 2022, December 31, 2021 and January 1, 2021. b) Geographic Information Itaú Corpbanca reports revenue by segment from external customers that is: • Attributed to the entity’s country of domicile and • Attributed, in aggregate, to all foreign countries where the entity obtains revenue. When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately, According to the previous, the group operates in two main geographical areas: Chile and Colombia, Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panama) S.A. and Itaú Corredores de Seguros Colombia S.A.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 6 – Reporting Segments, continued

Interest income and expense and repricing income and expense information for the periods ended June 30, 2022 and 2021, for these geographic areas is shown below:

	As of June 30, 2022			As of June 30, 2021		
	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	615,379	220,534	835,913	388,158	164,041	552,199
Interest expense	(294,387)	(105,566)	(399,953)	(94,166)	(59,782)	(153,948)
Net interest income	320,992	114,968	435,960	293,992	104,259	398,251
Interest income	557,085	—	557,085	161,542	—	161,542
Indexation expense	(443,900)	—	(443,900)	(118,697)	—	(118,697)
Net indexation income	**113,185**	**—**	**113,185**	**42,845**	**—**	**42,845**

c) Information on assets, liabilities and results of operations

Segment information is presented for assets, liabilities and income for the period, according to the main items described in the BCAS.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 83

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 6 – Reporting Segments, continued

c.1) Assets and liabilities

	Notes	As of June 30, 2022			As of December 31, 2021			As of January 1, 2021		
		Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS										
Cash and bank deposits	7	1,327,127	328,719	1,655,846	2,867,539	605,853	3,473,392	2,761,202	327,870	3,089,072
Cash in process of collection	7	669,289	8,739	678,028	438,150	346	438,496	173,099	93	173,192
Financial assets held for trading at fair value through profit or loss	8	3,792,133	575,672	4,367,805	2,926,911	302,495	3,229,406	3,671,484	585,216	4,256,700
Derivative financial instruments	8	3,563,179	159,409	3,722,588	2,836,215	61,588	2,897,803	3,528,154	148,177	3,676,331
Debt financial instruments	8	177,372	405,733	583,105	50,854	240,907	291,761	108,313	437,039	545,352
Other	8	51,582	10,530	62,112	39,842	—	39,842	35,017	—	35,017
Financial assets not held for trading mandatorily measured at fair value through profit or loss	9	59,395	—	59,395	—	—	—	—	—	—
Financial assets designated at fair value through profit and loss	10	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	11	3,821,844	459,656	4,281,500	2,509,498	363,185	2,872,683	3,348,624	611,481	3,960,105
Debt financial instruments	11	3,821,844	452,499	4,274,343	2,509,498	363,185	2,872,683	3,348,624	611,481	3,960,105
Other	11	—	7,157	7,157	—	—	—	—	—	—
Derivative financial instruments held for hedge accounting	12	45,077	47,977	93,054	41,754	41,369	83,123	289,132	17,340	306,472
Financial assets at amortized cost	13	21,900,489	5,363,203	27,263,692	20,489,587	5,212,266	25,701,853	17,664,058	4,245,549	21,909,607
Investment under resale agreement	13	66,987	224,319	291,306	171,810	434,368	606,178	84,173	21,407	105,580
Debt financial instruments	13	920,038	175,881	1,095,919	875,205	187,582	1,062,787	7,297	104,346	111,643
Interbank loans	13	—	54,052	54,052	—	80,554	80,554	7,115	—	7,115
Loans and receivables - Commercial	13	12,985,454	3,206,643	16,192,097	12,194,588	2,908,031	15,102,619	11,341,702	2,792,283	14,133,985
Loans and receivables - Mortgage	13	5,958,493	775,652	6,734,145	5,491,716	701,762	6,193,478	4,619,444	606,393	5,225,837
Loans and accounts receivable - Consumer	13	1,969,517	926,656	2,896,173	1,756,268	899,969	2,656,237	1,604,327	721,120	2,325,447
Investments in companies	14	15,283	5,906	21,189	13,960	5,607	19,567	14,062	4,720	18,782
Intangible assets (*)	15	658,637	38,116	696,753	663,503	35,841	699,344	682,695	35,988	718,683
Fixed assets	16	29,317	19,631	48,948	28,349	22,708	51,057	32,161	23,859	56,020
Right of use asset under lease agreements	17	96,206	19,359	115,565	109,294	22,363	131,657	142,108	28,495	170,603
Current taxes	18	9,662	32,191	41,853	20,584	37,600	58,184	44,976	19,723	64,699
Deferred tax liabilities	18	192,992	85,140	278,132	197,670	77,520	275,190	262,560	49,410	311,970
Other assets	19	624,857	86,841	711,698	746,045	62,694	808,739	506,434	81,708	588,142
Non-current assets and disposal groups held for sale	20	4,100	8,539	12,639	4,549	9,475	14,024	7,387	7,237	14,624
Total		33,246,408	7,079,689	40,326,097	31,057,393	6,799,322	37,856,715	29,599,982	6,038,689	35,638,671

(*) Includes Goodwill generated in business combination between Banco Itaú Chile and Corpbanca totaling MCh$492,512 as of June 30, 2022 (MCh$492,512 as of December 31, 2021).

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 84

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 6 – Reporting Segments, continued

	Notes	As of June 30, 2022			As of December 31, 2021			As of January 1, 2021		
		Chile	Colombia	Total	Chile	Colombia	Total	Chile	Colombia	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES										
Cash in process of being cleared	7	705,314	2	705,316	424,358	—	424,358	154,231	1	154,232
Financial liabilities held for trading at fair value through profit or loss	21	3,345,725	184,419	3,530,144	2,693,524	63,818	2,757,342	3,354,791	156,350	3,511,141
Derivative financial instruments	21	3,345,725	184,419	3,530,144	2,693,524	63,818	2,757,342	3,354,791	156,350	3,511,141
Other	21	—	—	—	—	—	—	—	—	—
Financial liabilities designated at fair value through profit or loss	10	—	—	—	—	—	—	—	—	—
Derivative financial instruments held for hedge accounting	12	254,790	13,834	268,624	160,267	7,978	168,245	139,820	22,630	162,450
Financial liabilities at amortized cost	22	24,291,728	5,841,864	30,133,592	22,976,326	5,733,871	28,710,197	22,295,221	4,910,026	27,205,247
Deposits and other demand deposits	22	4,277,207	2,800,888	7,078,095	4,641,522	2,934,573	7,576,095	3,939,501	2,257,905	6,197,406
Deposits and other time deposits	22	9,406,953	1,767,984	11,174,937	8,789,515	1,307,928	10,097,443	9,984,010	1,449,054	11,433,064
Obligations under repurchase agreements	22	190,882	16,516	207,398	212,356	253,650	466,006	399,593	239,258	638,851
Obligations with banks	22	4,646,154	668,936	5,315,090	4,263,230	655,193	4,918,423	3,393,160	405,818	3,798,978
Debt instruments issued	22	5,723,511	587,540	6,311,051	5,027,267	582,528	5,609,795	4,565,834	557,991	5,123,825
Other financial obligations	22	47,021	—	47,021	42,435	—	42,435	13,123	—	13,123
Lease contracts liabilities	17	81,066	19,350	100,416	93,497	22,047	115,544	125,265	26,620	151,885
Regulatory capital financial instruments issued	23	1,014,805	216,284	1,231,089	955,982	197,063	1,153,045	906,558	174,473	1,081,031
Provisions for contingencies	24	62,791	64,110	126,901	82,290	66,985	149,275	58,771	63,242	122,013
Provisions for dividends, interest payments and valuation of issued bonds with no fixed maturity date	25	72,445	—	72,445	83,342	—	83,342	—	—	—
Special provisions for credit risk	26	167,993	37,379	205,372	142,858	34,781	177,639	139,471	40,386	179,857
Current taxes	18	—	—	—	393	939	1,332	596	1,170	1,766
Deferred tax liabilities	18	—	—	—	—	—	—	—	237	237
Other liabilities	27	608,981	94,045	703,026	588,596	93,157	681,753	597,626	75,709	673,335
Liabilities included in disposable groups held for sale	20	—	—	—	—	—	—	—	—	—
Total		**30,605,638**	**6,471,287**	**37,076,925**	**28,201,433**	**6,220,639**	**34,422,072**	**27,772,350**	**5,470,844**	**33,243,194**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 85

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 6 – Reporting Segments, continued

c.2) Income for the three and six-month periods ended June 30, 2022 and 2021:

	Notes	As of June 30, 2022			As of June 30, 2021		
		Chile	Colombia	Total	Chile	Colombia	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	30	320,992	114,968	435,960	293,991	104,260	398,251
Net indexation income	31	113,185	—	113,185	42,845	—	42,845
Net commission income	32	71,735	16,525	88,260	65,606	12,762	78,368
Assets and liabilities held for trading	33	147,795	1,255	149,050	(9,798)	28,926	19,128
Financial assets not held for trading mandatorily measured at fair value through profit or loss	33	(1,203)	—	(1,203)	—	—	—
Gain or loss on derecognition of financial assets and liabilities not measured at fair value through profit or loss	33	(8,777)	302	(8,475)	3,635	8,730	12,365
Foreign exchange, restatement and accounting hedging of foreign currencies	33	(16,492)	4,593	(11,899)	59,229	(18,778)	40,451
Reclassifications of financial assets due to change in business model	33	—	—	—	—	—	—
Other financial result	33	1,796	—	1,796	2,029	—	2,029
Net financial income (loss)		123,119	6,150	129,269	55,095	18,878	73,973
Income (loss) from investment in companies	34	1,161	1,593	2,754	(875)	1,805	930
Income (loss) from non-current assets and disposal groups not eligible for discontinued operations	35	(255)	(1,708)	(1,963)	(1,246)	(916)	(2,162)
Other operating income	36	5,651	7,712	13,363	4,117	7,143	11,260
Expenses for employee benefit obligations	37	(107,246)	(51,481)	(158,727)	(100,807)	(42,577)	(143,384)
Administrative expenses	38	(90,449)	(46,761)	(137,210)	(91,807)	(36,339)	(128,146)
Depreciation and amortization	39	(37,894)	(8,219)	(46,113)	(40,668)	(8,534)	(49,202)
Impairment of non-financial assets		—	—	—	—	(1)	(1)
Other operating expenses (*)	36	(9,517)	(3,232)	(12,749)	(7,761)	(2,517)	(10,278)
Operating income before credit losses		390,482	35,547	426,029	218,490	53,964	272,454
Provisions for credit risk due from banks and loans and accounts receivable from clients	41	(84,631)	(37,001)	(121,632)	(81,636)	(49,771)	(131,407)
Special provisions for credit risk	41	(22,613)	(511)	(23,124)	24,725	5,600	30,325
Recovery of written-off loans	41	21,194	9,067	30,261	19,939	8,767	28,706
Impairment for credit risk on other financial assets not measured at fair value through profit or loss	41	(177)	6	(171)	68	—	68
Operating income (loss)		304,255	7,108	311,363	181,586	18,560	200,146
Income tax	18	(67,083)	(2,774)	(69,857)	(32,615)	(6,952)	(39,567)
Tax on discontinued operations	18	—	—	—	—	—	—
Consolidated consolidated income (loss) for the year		237,172	4,334	241,506	148,971	11,608	160,579

(*) Includes employee benefit obligations, administrative expenses, impairment and other operating expenses.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 86

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 87 Note 7 - Cash and Cash Equivalents a) Cash and Cash Equivalents detail The detail of balances included under cash and cash equivalents is as follows: As of June 30 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Cash and bank deposits Cash 420,552 294,474 254,200 Deposits in the Central Bank of Chile (i) 424,528 1,173,548 1,067,421 Deposits in foreign Central Banks 445,969 1,154,041 1,191,168 Deposits in domestic banks 19,640 12,942 27,017 Deposits in foreign banks 345,157 838,387 549,266 Subtotal - Cash and bank deposits 1,655,846 3,473,392 3,089,072 Cash in process of collection, net (ii) (27,289) 14,138 18,960 Highly liquid financial instruments (iii) 2,577,815 1,347,463 1,337,754 Resale agreements 291,306 539,227 60,470 Total cash and cash equivalents 4,497,678 5,374,220 4,506,256 i) The level of funds in cash and at the Central Bank of Chile responds to reserve requirement regulations that the Bank must maintain on average in monthly periods. ii) See letter b, “Cash in process of collection and in process of being cleared” on the next page. iii) Highly liquid financial instruments: Corresponds to financial instruments for trading at fair value through profit or loss and financial instruments at fair value through other comprehensive income whose maturity does not exceed three months from the date of acquisition and the detail is as follows: As of June 30 As of December 31 As of January 01 Note 2022 2021 2021 MCh$ MCh$ MCh$ Highly liquid financial instruments Financial instruments held for trading at fair value through profit or loss 8 196,165 130,421 132,043 Financial instruments at fair value through other comprehensive income 11 2,381,650 1,217,042 1,205,711 Total 2,577,815 1,347,463 1,337,754

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 88 Note 7 – Cash and Cash Equivalents, continued iv) Investments under resale agreements: corresponds to repurchase agreements whose maturity does not exceed three months from the date of acquisition, which are presented in the line " Investments under resale agreements in the Interim Consolidated Statement of Financial Position and the detail is as follows: As of June 30 As of December 31As of January 01 Note 2022 2021 2021 MCh$ MCh$ MCh$ Total investments under resale agreements 291,306 539,227 60,470 b) Cash in the process of collection, net These correspond to transactions in which only the settlement that will increase or decrease the funds in the Central Bank of Chile or in banks abroad, normally within 12 or 24 business hours following the close of each period, remains to be settled: As of June 30 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Assets Documents held by other banks (documents to be collected) 59,449 40,302 37,030 Funds receivable 618,578 398,194 136,162 Subtotal - assets 678,027 438,496 173,192 Liabilities Funds payable 705,316 424,358 154,232 Subtotal - liabilities 705,316 424,358 154,232 Cash in the process of collection, net (27,289) 14,138 18,960 c) Other operating cash flows The Bank, based on the nature of its activities, considers that financial instruments for trading at fair value through profit or loss and investment maintain a direct relationship with trade receivables and placements, therefore all these activities are taken into consideration to determine, approve and monitor the financial performance of the strategies that the Bank maintains with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments. Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Interim Consolidated Statement of Income and our Interim Consolidated Statement of Cash Flows.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 89 Note 7 – Cash and Cash Equivalents, continued Examples of cash flows from operating activities are: (i) Investments under resale agreements and obligations under repurchase agreements, These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Notes 13 and 22). (ii) Financial instruments held for trading at fair value through profit or loss and financial instruments at fair value through other comprehensive income, This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 8 and Note 11). (iii) Obligations with banks, These items represent the cash flows (collections and payments) of obligations with foreign banks (see Note 22) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 13) and “Loans and receivables from customers” (see Note 13). (iv) Increase and repayment of other borrowings: These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 22).

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 8 - Financial Assets Held for Trading at Fair Value Through Profit or Loss

a) As of June 30, 2022, December 31, 2021 and January 1, 2021, the detail of financial assets held for trading at fair value through profit or loss is as follows:

	As of June 30, 2022	As of December 31,	As of January 1, 2022
	2022	2021	2021
	Assets	Assets	Assets
	MCh$	MCh$	MCh$
Derivatives held for trading	3,722,588	2,897,803	3,676,331
Debt financial instruments	583,105	291,761	545,352
Other financial instruments held for trading	62,112	39,842	35,017
Total	**4,367,805**	**3,229,406**	**4,256,700**

b) Portfolio detail

As of June 30, 2022, December 31, 2021 and January 1, 2021, the portfolio of financial derivative instruments held for trading purposes is as follows.

	As of June 30, 2022								
	Notional amount								Fair value
	On demand	Up to 1 month	Over 1 month less than 3 months	Over 3 months up to 1 year	Between 1 and 3 years	Over 3 up to 5 years	More than 5 years	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for trading									
Currency forwards	—	4,483,148	1,577,706	2,094,249	398,711	175,194	104,098	8,833,106	699,641
Currency swaps	—	343,166	642,092	1,974,735	3,658,135	1,627,485	4,024,028	12,269,641	1,425,358
Interest rate swaps	—	334,999	1,171,513	3,312,354	6,817,994	3,547,559	11,497,402	26,681,821	1,596,150
Call options	—	1,172	8,025	7,295	2,893	—	—	19,385	1,439
Put options	—	—	—	—	—	—	—	—	—
Total	**—**	**5,162,485**	**3,399,336**	**7,388,633**	**10,877,733**	**5,350,238**	**15,625,528**	**47,803,953**	**3,722,588**

	As of December 31, 2021								
	Notional amount								Fair value
	On demand	Up to 1 month	Over 1 month less than 3 months	Over 3 months up to 1 year	Between 1 and 3 years	Over 3 up to 5 years	More than 5 years	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for trading									
Currency forwards	—	3,106,279	1,840,300	1,360,787	365,932	181,959	188,738	7,043,995	329,284
Currency swaps	—	135,709	277,106	1,042,432	2,924,714	2,248,282	2,985,367	9,613,610	1,037,007
Interest rate swaps	—	773,389	1,392,193	3,776,929	8,562,223	6,796,931	9,716,515	31,018,180	1,530,863
Call options	—	3,607	12,241	20,467	—	—	—	36,315	649
Put options	—	-	—	—	—	—	—	—	—
Total	**—**	**4,018,984**	**3,521,840**	**6,200,615**	**11,852,869**	**9,227,172**	**12,890,620**	**47,712,100**	**2,897,803**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 90

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 8 - Financial Assets Held for Trading at Fair Value Through Profit or Loss, continued

	As of January 1, 2021								
	Notional amount								Fair value
	On demand	Up to 1 month	Over 1 month less than 3 months	Over 3 months up to 1 year	Between 1 and 3 years	Over 3 up to 5 years	More than 5 years	Total	Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for trading									
Currency forwards	—	3,609,133	2,552,325	2,133,969	328,866	58,097	26,530	8,708,920	381,409
Currency swaps	—	68,418	178,181	932,372	3,012,559	2,722,995	2,846,323	9,760,848	929,096
Interest rate swaps	—	1,702,088	2,130,731	6,363,722	7,897,695	6,976,774	9,898,512	34,969,522	2,364,546
Call options	—	24,605	—	4,280	—	—	—	28,885	195
Put options	—	11,892	—	6,419	—	—	—	18,311	1,085
Total	**—**	**5,416,136**	**4,861,237**	**9,440,762**	**11,239,120**	**9,757,866**	**12,771,365**	**53,486,486**	**3,676,331**

As of June 30, 2022, December 31, 2021 and January 1, 2021, the portfolio of the debt financial instruments and other financial instruments is as follows:

	As of June 30	As of December 31	As of January 1
	2022	2021	2021
	Assets	Assets	Assets
Debt Financial Instruments	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities	177,240	50,743	108,042
Other local financial instruments	132	111	271
Foreign financial instruments	405,733	240,907	437,039
Subtotal	**583,105**	**291,761**	**545,352**
Other financial instruments			
Investments in Mutual Funds	62,112	39,842	35,017
Equity instruments	—	—	—
Loans originated and acquired by the entity	—	—	—
Other	—	—	—
Subtotal	**62,112**	**39,842**	**35,017**
Total	**645,217**	**331,603**	**580,369**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 91

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 92 Note 9 - Non-Trading Financial Assets Mandatorily Measured at Fair Value Through Profit or Loss As of June 30, 2022, December 31, 2021 and January 1, 2021, the Bank maintains non-trading financial assets which are mandatorily carried at fair value through profit or loss, as per the following detail: Fair value As of June 30 2022 As of December 31 2021 As of January 01 2021 Debt financial instruments MCLP$ MCLP$ MCLP$ Of Chile’s State and Central Bank Central Bank of Chile debt financial instruments — — — Bonds and promissory notes issued by General Treasury of the Republic — — — Other State-issued debt financial instruments — — — Subtotal — — — Other debt financial instruments issued in the country Debt financial instruments issued by other banks in the country — — — Bonds and bills of exchange issued by domestic companies — — — Other debt financial instruments issued in the country — — — Subtotal — — — Debt financial instruments issued abroad Debt financial instruments issued by foreign Central Banks — — — Debt financial instruments issued by foreign governments and state entities — — — Debt financial instruments issued by other banks abroad — — — Bonds and bills of exchange issued by foreign companies — — — Other debt financial instruments issued abroad — — — Subtotal — — — Other financial instruments Mutual fund investments Mutual funds managed by related companies — — — Mutual funds managed by third parties — — — Subtotal — — — Loans originated and acquired by the entity Due from banks — — — Commercial loans 59,395 — — Housing loans — — — Consumer loans — — — Other — — — Subtotal 59,395 — — Total 59,395 — —

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 93 Note 10 - Financial Assets and Liabilities Designated at Fair Value Through Profit or Loss As of June 30, 2022, December 31, 2021 and January 1, 2021, the Bank does not have assets and liabilities designated at fair value through profit or loss.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income

As of June 30, 2022, December 31, 2021 and January 1, 2021, the composition of financial assets at fair value through other comprehensive income is as follows:

	As of June 30 2022	As of December 31 2021	As of January 01 2021
Debt financial instruments	**MCh$**	**MCh$**	**MCh$**
Chilean Central Bank and Government securities			
Chilean Central Bank instruments	2,709,283	1,918,659	1,170,841
Chilean Treasury bonds	647,901	283,018	1,783,765
Other goverment securities	130,484	123,991	101,573
Subtotal	**3,487,668**	**2,325,668**	**3,056,179**
Other local institutions financial instruments			
Debt financial instruments of other local banks	47,500	119,302	277,163
Bonds and bills of exchange issued by domestic companies	—	—	—
Other local financial investments	94,839	15,840	14,887
Subtotal	**142,339**	**135,142**	**292,050**
Foreign institutions financial instruments			
Foreign Central Banks financial instruments	—	—	—
Foreign Governments financial instruments	470,375	45,386	217,185
Financial debt instruments of other banks	72,854	366,487	394,691
Corporate bonds	—	—	—
Other financial instruments	101,107	—	—
Subtotal	**644,336**	**411,873**	**611,876**
Other financial instruments		**—**	**—**
Loans originated and purchased by the entity			
Interbank loans	—	—	—
Commercial placements	—	—	—
Mortgage loans	—	—	—
Consumer loans	—	—	—
Other	7,157	—	—
Subtotal	**7,157**	**—**	**—**
Total	**4,281,500**	**2,872,683**	**3,960,105**

As of June 30, 2022, December 31, 2021 and December 31, 2020 includes MCh$2,381,650, MCh$1,217,042 and MCh$1,205,711, respectively, which correspond to those financial instruments with maturities not exceeding three months from their acquisition date included in Note No, 7 "Cash and Cash Equivalents".

As of June 30, 2022, December 31, 2021 and December 31, 2020, the FVTOCI portfolio includes unrealized gains (losses) of MCh$(54,884), MCh$(25,955) and MCh$38, 079, respectively, presented in equity in valuation accounts attributable to owners of MCh$(39,130), MCh$(24,991) and MCh$33,999, and losses of MCh$(15,754), MCh$(964) and MCh$4,080 attributable to non-controlling interest.

As of June 30, 2022, December 31, 2021 and December 31, 2020, the portfolio of financial instruments at FVTOCI includes financial instruments for an amount of MCh$704,809, MCh$837,869 and MCh$319,213, respectively,pledged as collateral to the Central Bank of Chile (BCCh) in order to access the new Conditional Funding Facility (FCIC), This program was implemented by the BCCh as a measure to support liquidity and credit access as a response to the financial needs generated by the Covid-19 pandemic.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 94

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued

b) Impairment of debt instruments at fair value through other comprehensive income.

As of June 30, 2022, December 31, 2021 and January 1, 2021 the value of debt instruments classified at fair value through other comprehensive income include the impairment movements shown below:

	Financial instruments at FVTOCI			
	Expected loss from credit risk (ECL)			
	Stage 1	Stage 2	Stage 3	
	12 months	Permanent	Permanent	Total
Balances as of January 01, 2022	**128**	**—**	**—**	**128**
Changes or transfers assigned	—	—	—	**—**
Transfers to stage 1	—	—	—	**—**
Transfers to stage 2	—	—	—	**—**
Transfers to stage 3	—	—	—	**—**
Increases due to changes in credit risk	19	—	—	**19**
Decrease due to changes in credit risk		—	—	**—**
Changes derecognized	(4)	—	—	**(4)**
Changes due to non-derecognized modifications	—	—	—	**—**
New financial assets originated or purchased	117	—	—	**117**
Financial assets that have been derecognized	—	—	—	**—**
Changes in risk models/ parameters (1)	14	—	—	**14**
Foreign exchange adjustment and other movements	26	—	—	**26**
As of June 30, 2022	300	—	—	**300**

(1) On July 5, 2022, through letter to management No. P2201534, the Financial Market Comission established that banks must recognize the impairment of all (sovereign or other) instruments. According to the evaluation made by the Bank, the effect is recognized prospectively as a change in estimate according to IAS 8.

	Financial instruments at FVTOCI			
	Expected loss from credit risk (ECL)			
	Stage 1	Stage 2	Stage 3	
	12 months	Permanent	Permanent	TOTAL
Balances as of January 1, 2021	**104**	**—**	**—**	**104**
Changes or transfers assigned	—	—	—	**—**
Transfers to stage 1	—	—	—	**—**
Transfers to stage 2	—	—	—	**—**
Transfers to stage 3	—	—	—	**—**
Increases due to changes in credit risk	30	—	—	**30**
Decrease due to changes in credit risk	(1)	—	—	**(1)**
Changes derecognized	(69)	—	—	**(69)**
Changes due to non-derecognized modifications	(4)	—	—	**(4)**
New financial assets originated or purchased	26	—	—	**26**
Financial assets that have been derecognized	—	—	—	**—**
Changes in risk models/ parameters	—	—	—	**—**
Foreign exchange adjustment and other movements	42	—	—	**42**
As of December 31, 2021	**128**	**—**	**—**	**128**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 95

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued

c) Unrealized portfolio gains and losses on financial assets at fair value through other comprehensive income

The unrealized gains and losses on FVTOCI portfolio as of June 30, 2022, December 31, 2021 and January 1, 2021 are detailed below:

	As of June 30, 2022			
Securities quoted in active market	Acquisition cost MCh$	Loss unrealized MCh$	Gain unrealized MCh$	Fair value MCh$
Chilean Central Bank and Government securities	**3,521,467**	**(34,534)**	**735**	**3,487,668**
Chilean Central Bank instruments	2,709,323	(257)	217	2,709,283
Chilean Treasury bonds	667,523	(20,140)	518	647,901
Other goverment securities	144,621	(14,137)	—	130,484
Other local institutions financial instruments	**146,646**	**(4,373)**	**66**	**142,339**
Debt financial instruments of other local banks	48,553	(1,119)	66	47,500
Mortgage finance bonds	—	—	—	—
Other local financial investments	98,093	(3,254)	—	94,839
Foreign institutions financial instruments	**658,095**	**(35,078)**	**21,319**	**644,336**
Foreign Central Banks financial instruments	482,319	(31,388)	19,444	470,375
Foreign Governments financial instruments	71,501	(522)	1,875	72,854
Financial debt instruments of other banks	104,275	(3,168)	—	101,107
Unlisted investments in active markets	**—**	**—**	**—**	**—**
Corporate bonds	—	—	—	—
Equity instruments	**10,176**	**(3,019)**	**—**	**7,157**
Other	10,176	(3,019)	—	7,157
Total	**4,336,384**	**(77,004)**	**22,120**	**4,281,500**

	As of December 31, 2021			
Securities quoted in active market	Acquisition cost MCh$	Loss unrealized MCh$	Gain unrealized MCh$	Fair value MCh$
Chilean Central Bank and Government securities	**2,350,021**	**(26,432)**	**2,079**	**2,325,668**
Chilean Central Bank instruments	1,918,411	(283)	531	1,918,659
Chilean Treasury bonds	306,238	(23,957)	737	283,018
Other goverment securities	125,372	(2,192)	811	123,991
Other local institutions financial instruments	**137,975**	**(3,538)**	**705**	**135,142**
Debt financial instruments of other local banks	121,983	(2,730)	49	119,302
Mortgage finance bonds	—	—	—	—
Other local financial investments	15,992	(808)	656	15,840
Foreign institutions financial instruments	**410,642**	**(14,726)**	**15,957**	**411,873**
Foreign Central Banks financial instruments	30,336	(282)	15,332	45,386
Foreign Governments financial instruments	380,306	(14,444)	625	366,487
Financial debt instruments of other banks	—	—	—	—
Unlisted investments in active markets	**—**	**—**	**—**	**—**
Corporate bonds	—	—	—	—
Equity instruments	**—**	**—**	**—**	**—**
Other	—	—	—	—
Total	**2,898,638**	**(44,696)**	**18,741**	**2,872,683**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 96

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 97 Note 11 - Financial Assets at Fair Value Through Other Comprehensive Income, continued As of January 1, 2021 Acquisition Loss Gain Fair cost unrealized unrealized value Securities quoted in active market MCh$ MCh$ MCh$ MCh$ Chilean Central Bank and Government securities 3,049,900 (7,388) 13,667 3,056,179 Chilean Central Bank instruments 1,171,350 (538) 29 1,170,841 Chilean Treasury bonds 1,781,626 (6,850) 8,989 1,783,765 Other goverment securities 96,924 — 4,649 101,573 Other local institutions financial instruments 287,679 (1,444) 5,815 292,050 Debt financial instruments of other local banks 273,028 — 4,135 277,163 Mortgage finance bonds — — — — Other local financial investments 14,651 (1,444) 1,680 14,887 Foreign institutions financial instruments 584,447 (143) 27,572 611,876 Foreign Central Banks financial instruments 193,389 (52) 23,848 217,185 Foreign Governments financial instruments 391,058 (91) 3,724 394,691 Financial debt instruments of other banks — — — — Unlisted investments in active markets — — — — Corporate bonds — — — — Equity instruments — — — — Other — — — — Total 3,922,026 (8,975) 47,054 3,960,105

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 12 - Derivative Financial Instruments Held For Hedge Accounting

a) As of June 30, 2022, December 31, 2021 and January 1, 2022 the portfolio of derivative financial instruments held for accounting hedging purposes is as follows:

	As of June 30, 2022									
	Notional amount								Notional amount Fair value	
	Overnight	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives for hedging										
Fair value hedges										
Currency forwards	—	—	—	—	—	—	—	—	—	—
Currency swaps	—	—	—	97,201	—	—	—	97,201	26,540	—
Interest rate swaps	—	360,552	165,034	187,154	723,344	560,509	1,577,469	3,574,062	25,092	70,522
Subtotals	**—**	**360,552**	**165,034**	**284,355**	**723,344**	**560,509**	**1,577,469**	**3,671,263**	**51,632**	**70,522**
Cash flow hedging derivatives										
Currency forwards	—	117,041	327,116	2,133,709	201,830	—	—	2,779,696	13,370	169,784
Currency swaps	—	—	—	40,945	23,143	—	27,583	91,671	3,218	—
Interest rate swaps	—	—	—	509,484	29,904	—	—	539,388	24,529	132
Subtotals	**—**	**117,041**	**327,116**	**2,684,138**	**254,877**	**—**	**27,583**	**3,410,755**	**41,117**	**169,916**
Hedging of net investment in a foreign operation										
Currency forwards	—	10,511	37,357	250,827	—	—	—	298,695	305	28,186
Subtotals	**—**	**10,511**	**37,357**	**250,827**	**—**	**—**	**—**	**298,695**	**305**	**28,186**
Totals	**—**	**488,104**	**529,507**	**3,219,320**	**978,221**	**560,509**	**1,605,052**	**7,380,713**	**93,054**	**268,624**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 98

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 12 - Derivative Financial Instruments Held For Hedge AccountingDerivative, continued

	As of December 31, 2021									
	Notional amount								Notional amount Fair value	
	Overnight	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives for hedging										
Fair value hedges										
Currency forwards	—	—	—	—	—	—	—	—	—	—
Currency swaps	—	—	—	87,910	—	—	—	87,910	21,415	—
Interest rate swaps	—	19,979	—	265,591	356,312	595,941	1,015,874	2,253,697	5,605	57,554
Subtotals	**—**	**19,979**	**—**	**353,501**	**356,312**	**595,941**	**1,015,874**	**2,341,607**	**27,020**	**57,554**
Cash flow hedging derivatives										
Currency forwards	—	598,424	1,201,662	601,288	691,116	—	—	3,092,490	52,833	90,431
Currency swaps	—	—	—	—	20,931	—	—	20,931	—	151
Interest rate swaps	—	12,000	3,000	5,000	532,685	—	—	552,685	3,181	65
Subtotals	**—**	**610,424**	**1,204,662**	**606,288**	**1,244,732**	**—**	**—**	**3,666,106**	**56,014**	**90,647**
Hedging of net investment in a foreign operation										
Currency forwards	—	59,541	143,534	107,793	—	—	—	310,868	89	20,044
Subtotals	**—**	**59,541**	**143,534**	**107,793**	**—**	**—**	**—**	**310,868**	**89**	**20,044**
Totals	**—**	**689,944**	**1,348,196**	**1,067,582**	**1,601,044**	**595,941**	**1,015,874**	**6,318,581**	**83,123**	**168,245**

	As of January 1, 2021									
	Notional amount								Notional amount Fair value	
	Overnight	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$				MCh$		MCh$	MCh$
Derivatives for hedging										
Fair value hedges										
Currency forwards	—	—	—	—	—	—	—	—	—	—
Currency swaps	—	—	—	—	74,894	—	—	74,894	9,666	—
Interest rate swaps	—	—	—	201,449	521,989	116,831	1,321,940	2,162,209	203,913	61,705
Subtotals	**—**	**—**	**—**	**201,449**	**596,883**	**116,831**	**1,321,940**	**2,237,103**	**213,579**	**61,705**
Cash flow hedging derivatives										
Currency forwards	—	808,498	849,351	716,841	178,107	—	—	2,552,797	3,919	33,112
Currency swaps	—	—	—	—	—	—	—	—	—	—
Interest rate swaps	—	4,000	—	29,233	47,866	—	—	81,099	2,094	238
Subtotals	**—**	**812,498**	**849,351**	**746,074**	**225,973**	**—**	**—**	**2,633,896**	**6,013**	**33,350**
Hedging of net investment in a foreign operation										
Currency forwards	—	666,633	1,370,428	23,954	—	—	—	2,061,015	86,880	67,395
Subtotals	**—**	**666,633**	**1,370,428**	**23,954**	**—**	**—**	**—**	**2,061,015**	**86,880**	**67,395**
Totals	**—**	**1,479,131**	**2,219,779**	**971,477**	**822,856**	**116,831**	**1,321,940**	**6,932,014**	**306,472**	**162,450**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 99

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 12 - Derivative Financial Instruments Held For Hedge AccountingDerivative, continued

b) Hedge accounting

b.1) Fair value hedges

The Bank uses interest rate derivatives to manage its structural risk by minimizing accounting asymmetries in the Interim Consolidated Statement of Financial Position, Through different hedging strategies, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and consequently risk, aligning the balance sheet structure with expected movements in the yield curve.

	As of June 30, 2022									
	Notional amount									
	Overnight	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Changes in fair value used to measure effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items										
Loans and receivables to customers										
Commercial and mortgage loans	—	202,222	6,850	28,257	137,448	70,642	177,232	**622,651**	(10,441)	1,36
Mortgage loans (1)	—	—	—	—	—	—	—	**—**	—	—
Time deposits and other deposits										
Time deposits and other deposits	—	158,330	84,740	139,054	262,939	12,800	—	**657,863**	—	1,46
Investment instrumentsa at FVTOCI										
Bonds of the general treasury of the republic	—	—	3,444	19,843	179,105	37,012	212,420	**451,824**	(11,558)	393,22
Bonds with banks										
Interbank loans	—	—	—	97,201	—	—	—	**97,201**	—	0,46
Debt instruments issued	—	—	—	—	—	—	—	**—**	—	—
Current bonds	—	—	70,000	—	143,852	440,055	1,187,817	**1,841,724**	(39,713)	1,45
Totals	**—**	**360,552**	**165,034**	**284,355**	**723,344**	**560,509**	**1,577,469**	**3,671,263**	**(61,712)**	
Hedging instrument										
Currency swaps	—	—	—	97,201	—	—	—	**97,201**	7,623	
Currency forwards	—	—	—	—	—	—	—	**—**	—	
Interest rate swaps	—	360,552	165,034	187,154	723,344	560,509	1,577,469	**3,574,062**	(29,978)	10,30
Totals	**—**	**360,552**	**165,034**	**284,355**	**723,344**	**560,509**	**1,577,469**	**3,671,263**	**(22,355)**	

(1) Colombia: The information presented contemplates the effects on the hedge that are generated by prepayments, so the cash flows of the hedged item and the hedging instrument are not perfectly matched.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 100

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 12 - Derivative Financial Instruments Held For Hedge AccountingDerivative, continued

	As of December 31, 2021 Notional amount									
	Overnight	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Changes in fair value used to measure effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items										
Loans and receivables to customers										
Commercial and mortgage loans	—	—	—	—	—	—	—	—	—	—
Mortgage loans (1)	—	—	—	189,282	69,215	4,271	227,218	**489,986**	(13,655)	1,37
Time deposits and other deposits										
Time deposits and other deposits	—	19,979	—	6,309	85,802	5,279	—	**117,369**	—	1,08
Investment instrumentsa at FVTOCI										
Bonds of the general treasury of the republic	—	—	—	—	77,295	104,211	99,348	**280,854**	(1,383)	107,23
Bonds with banks										
Interbank loans	—	—	—	87,910	—	—	—	**87,910**	—	0,25
Debt instruments issued	—	—	—	—	—	—	—	—	—	—
Current bonds	—	—	—	70,000	124,000	387,397	784,091	**1,365,488**	(37,239)	1,40
Totals	**—**	**19,979**	**—**	**353,501**	**356,312**	**501,158**	**1,110,657**	**2,341,607**	**(52,277)**	
Hedging instrument										
Currency swaps	—	—	—	87,910	—	—	—	**87,910**	407	—
Currency forwards	—	—	—	—	—	—	—	—	—	—
Interest rate swaps	—	19,979	—	265,591	356,312	501,158	1,110,657	**2,253,697**	(49,699)	2,134,01
Totals	**—**	**19,979**	**—**	**353,501**	**356,312**	**501,158**	**1,110,657**	**2,341,607**	**(49,292)**	

	As of January 1, 2021 Notional amount									
	Overnight	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Changes in fair value used to measure effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items										
Loans and receivables to customers										
Commercial and mortgage loans	—	—	—	—	—	—	—	—	—	—
Mortgage loans (1)	—	—	—	162,429	242,180	16,753	241,691	**663,053**	(55,838)	3,17
Time deposits and other deposits										
Time deposits and other deposits	—	—	—	—	21,074	5,215	—	**26,289**	—	0,66
Investment instrumentsa at FVTOCI										
Bonds of the general treasury of the republic	—	—	—	9,950	187,635	12,722	45,345	**255,652**	2,794	110,63
Bonds with banks										
Interbank loans	—	—	—	—	75,994	—	—	**75,994**	—	0,32
Debt instruments issued								—		
Current bonds	—	—	—	29,070	70,000	82,141	1,034,904	**1,216,115**	202,550	1,51
Totals	**—**	**—**	**—**	**201,449**	**596,883**	**116,831**	**1,321,940**	**2,237,103**	**149,506**	
Hedging instrument										
Currency swaps	—	—	—	—	74,894	—	—	**74,894**	(596)	—
Currency forwards	—	—	—	—	—	—	—	—	—	—
Interest rate swaps	—	—	—	201,449	521,989	116,831	1,321,940	**2,162,209**	143,703	(4,65)
Totals	**—**	**—**	**—**	**201,449**	**596,883**	**116,831**	**1,321,940**	**2,237,103**	**143,107**	

(1) Colombia: As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company's equity.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 101

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 12 - Derivative Financial Instruments Held For Hedge AccountingDerivative, continued

The following is an estimate of the periods in which the flows are expected to occur:

Projected flows for interest rate risk:

	As of June 30, 2022							
	Overnight	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items								
Cash flow income	—	1,842	4,700	10,857	35,181	18,491	114,662	185,733
Cash outflows	—	(159,398)	(88,896)	(256,091)	(310,220)	(52,841)	(53,766)	(921,212)
Net cash flows	**—**	**(157,556)**	**(84,196)**	**(245,234)**	**(275,039)**	**(34,350)**	**60,896**	**(735,479)**
Hedging instruments								
Cash outflows	—	(1,842)	(4,700)	(10,857)	(35,181)	(18,491)	(114,662)	(185,733)
Cash inflows	—	159,398	88,896	256,091	310,220	52,841	53,766	921,212
Net cash flows	**—**	**157,556**	**84,196**	**245,234**	**275,039**	**34,350**	**(60,896)**	**735,479**

	As of December 31, 2021							
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items								
Cash inflows	—	1,169	1,019	9,989	21,226	17,109	3,581	54,093
Cash outflows	—	(21,015)	(3,249)	(108,969)	(117,941)	(32,119)	(35,254)	(318,547)
Net cash flows	**—**	**(19,846)**	**(2,230)**	**(98,980)**	**(96,715)**	**(15,010)**	**(31,673)**	**(264,454)**
Hedging instruments								
Cash outflows	—	(1,169)	(1,019)	(9,989)	(21,226)	(17,109)	(3,581)	(54,093)
Cash inflows	—	21,015	3,249	108,969	117,941	32,119	35,254	318,547
Net cash flows	**—**	**19,846**	**2,230**	**98,980**	**96,715**	**15,010**	**31,673**	**264,454**

	As of January 1, 2021							
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items								
Cash inflows**(1)**	—	1,160	1,464	9,616	192,091	9,872	5,128	219,331
Cash outflows	—	(1,764)	(2,647)	(14,037)	(131,402)	(35,690)	(55,924)	(241,464)
Net cash flows	—	(604)	(1,183)	(4,421)	60,689	(25,818)	(50,796)	(22,133)
Hedging instruments (2)								
Cash outflows	—	1,764	2,647	14,037	131,402	35,690	55,924	241,464
Cash inflows	—	(1,160)	(1,464)	(9,616)	(192,091)	(9,872)	(5,128)	(219,331)
Net cash flows	**—**	**604**	**1,183**	**4,421**	**(60,689)**	**25,818**	**50,796**	**22,133**

(1) Colombia: The information presented considers the effects on coverage generated by prepayments, so the flows of the hedged item and the hedging instrument are not perfectly matched.
(2) Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 102

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 12 - Derivative Financial Instruments Held For Hedge AccountingDerivative, continued

b.2) Cash flow hedges

Cash flow hedges are used by the Bank mainly to:

- Reduce the volatility of cash flows on inflation-adjusted Interim Statement of Financial Position items through the use of inflation forward contracts and combinations of peso and index-linked swap contracts.
- Fixing the rate of a portion of the short-term liability pool in pesos, reducing the risk of a significant portion of the Bank's funding cost, while maintaining the liquidity risk in the liability pool.
- Setting the funding source rate at a floating rate, reducing the risk of an increase in the cost of funds.

The notional amounts of hedged items and hedging instruments for June 30, 2022, December 31, 2021 and January 1, 2021 are presented below, according to their maturities:

	As of June 30, 2022									
	Notional Amount									
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Totals	Changes in fair value used to measure effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items										
Loans and receivables to customers										
Inflation-indexed loans (C40 UF)	—	99,260	284,547	1,914,073	201,830	—	—	**2,499,710**	(169,557)	30,526,23
Trade receivables (interest rate)	—	—	—	5,000	—	—	—	**5,000**	(132)	4,33
Time deposits and other deposits										
Time deposits	—	—	—	504,484	—	—	—	**504,484**	21,964	5,69
Debt instruments issued										
Current bonds	—	—	—	—	29,904	—	27,583	**57,487**	—	—
Bonds with banks										
Interbank loans	—	17,781	42,569	260,581	23,143	—	—	**344,074**	—	—
Highly probable transaction								**—**		
Disbursement USD	—	—	—	—	—	—	—	**—**	—	—
Total	**—**	**117,041**	**327,116**	**2,684,138**	**254,877**	**—**	**27,583**	**3,410,755**	**(147,725)**	
Hedging instrument										
Currency forwards	—	17,781	42,569	219,636	—	—	—	**279,986**	—	—
Inflation forwards	—	99,260	284,547	1,914,073	201,830	—	—	**2,499,710**	(169,557)	30,526,23
Currency swaps	—	—	—	40,945	23,143	—	27,583	**91,671**	—	—
Interest rate swaps	—	—	—	509,484	29,904	—	—	**539,388**	(132)	10,02
Total	**—**	**117,041**	**327,116**	**2,684,138**	**254,877**	**—**	**27,583**	**3,410,755**	**(169,689)**	

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 103

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 12 - Derivative Financial Instruments Held For Hedge AccountingDerivative, continued

	As of December 31, 2021									
	Notional Amount									
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Changes in fair value used to measure effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items										
Loans and receivables to customers										
Inflation-indexed loans (C40 UF)	—	337,810	898,760	309,917	691,116	—	—	**2,237,603**	(90,023)	29,218,40
Trade receivables (interest rate)	—	12,000	3,000	5,000	—	—	—	**20,000**	51	4,04
Time deposits and other deposits										
Time deposits	—	—	—	—	504,484	—	—	**504,484**	1,469	5,69
Debt instruments issued		—								
Current bonds	—	—	—	—	28,201	—	—	**28,201**	—	—
Obligations with banks										
Interbank loans	—	7,444	29,824	291,420	20,931	—	—	**349,619**	—	—
Highly probable transaction										
Disbursement USD	—	253,224	272,975	—	—	—	—	**526,199**	34,541	786,91
Total	**—**	**610,478**	**1,204,559**	**606,337**	**1,244,732**	**—**	**—**	**3,666,106**	**(53,962)**	
Hedging instrument										
Currency forwards	—	598,478	1,201,559	601,337	691,116	—	—	**3,092,490**	(55,482)	—
Currency swaps	—	—	—	—	20,931	—	—	**20,931**	—	—
Interest rate swaps	—	12,000	3,000	5,000	532,685	—	—	**552,685**	51	—
Total	**—**	**610,478**	**1,204,559**	**606,337**	**1,244,732**	**—**	**—**	**3,666,106**	**(55,431)**	

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 104

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 12 - Derivative Financial Instruments Held For Hedge AccountingDerivative, continued

	As of January 1, 2021									
	Notional Amount									
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Changes in fair value used to measure effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items										
Loans and receivables to customers										
Inflation-indexed loans (C40 UF)	—	802,341	787,806	513,149	174,422	—	—	**2,277,718**	(5,162)	28,597,14
Trade receivables (interest rate)	—	4,000	—	19,000	20,000	—	—	**43,000**	1,916	4,04
Time deposits and other deposits										
Time deposits	—	—	—	—	—	—	—	—	—	—
Debt instruments issued										
Current bonds	—	—	—	—	27,866	—	—	**27,866**	—	—
Bonds with banks										
Interbank loans	—	6,157	61,545	173,129	3,685	—	—	**244,516**	—	—
Highly probable transaction								—		
Disbursement USD	—	—	—	40,796	—	—	—	**40,796**	(3,304)	768,50
Total	—	**812,498**	**849,351**	**746,074**	**225,973**	—	—	**2,633,896**	**(6,551)**	
Hedging instrument										
Currency forwards	—	808,498	849,351	716,841	178,107	—	—	**2,552,797**	(8,467,0)	—
Currency swaps	—	—	—	—	—	—	—	—	—	—
Interest rate swaps	—	4,000	—	29,233	47,866	—	—	**81,099**	1,916,0	—
Total	—	**812,498**	**849,351**	**746,074**	**225,973**	—	—	**2,633,896**	**(6,551)**	

The following is an estimate of the periods in which the flows are expected to occur:

	As of June 30, 2022							
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item								
Cash inflows	—	2,285	10,441	104,257	20,420	—	—	**137,403**
Cash outflows	—	(17,781)	(42,569)	(304,175)	(53,047)	—	(27,583)	**(445,155)**
Net cash flows	—	**(15,496)**	**(32,128)**	**(199,918)**	**(32,627)**	—	**(27,583)**	**(307,752)**
Hedging instrument (*)								
Cash inflows	—	17,781	42,569	304,175	53,047	—	27,583	**445,155**
Egresos de flujos	—	(2,285)	(10,441)	(104,257)	(20,420)	—	—	**(137,403)**
Flujos neto	—	**15,496**	**32,128**	**199,918**	**32,627**	—	**27,583**	**307,752**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 105

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 12 - Derivative Financial Instruments Held For Hedge AccountingDerivative, continued

	As of December 31, 2021							
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item								
Flow income	—	7,593	25,692	15,635	43,418	—	—	92,338
Egresos de flujo	—	(8,685)	(32,917)	(291,420)	(92,726)	—	—	(425,748)
Net cash flows	**—**	**(1,092)**	**(7,225)**	**(275,785)**	**(49,308)**	**—**	**—**	**(333,410)**
Hedging instrument (*)								
Cash inflows	—	(7,593)	(25,692)	(15,635)	(43,418)	—	—	(92,338)
Egresos de flujo	—	8,685	32,917	291,420	92,726	—	—	425,748
Net cash flows	**—**	**1,092**	**7,225**	**275,785**	**49,308**	**—**	**—**	**333,410**

	As of January 1, 2021							
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item								
Cash inflows	—	22,065	10,519	14,906	5,925	—	—	53,415
Cash outflows	—	(6,157)	(61,545)	(173,152)	(31,551)	—	—	(272,405)
Net cash flows	**—**	**15,908**	**(51,026)**	**(158,246)**	**(25,626)**	—	**—**	**(218,990)**
Hedging instrument (*)								
Cash inflows	—	6,157	61,545	173,152	31,551	—	—	272,405
Cash outflows	—	(22,065)	(10,519)	(14,906)	(5,925)	—	—	(53,415)
Net cash flows	**—**	**(15,908)**	**51,026**	**158,246**	**25,626**	**—**	**—**	**218,990**

(*) Includes only that portion of the projected cash flows of the hedging instrument (derivative) that is used to hedge the risk defined in the hedging relationship.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 106

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 12 - Derivative Financial Instruments Held For Hedge AccountingDerivative, continued

	As of June 30 2022		As of December 31 2021		As of January 1 2021	
	Portion Effective MCh$	Portion Ineffective MCh$	Portion Effective MCh$	Portion Ineffective MCh$	Portion Effective MCh$	Portion Ineffective MCh$
Hedged items						
Loans and receivables to customers						
Inflation-indexed loans (C40 UF)	(48,267)	—	(19,337)	—	(527)	(37)
Commercial loans (interest rate)	(121)	2	(67)	119	1,654	140
Time deposits and other deposits						
Time deposits	19,950	—	2,953	7	(1,090)	(1)
Debt instruments issued						
Current bonds	1,741	—	(197)	—	(34)	—
Bonds with banks						
Interbank loans	20,132	—	19,636	(111)	2,320	(7)
Highly probable transaction						
Disbursement USD	—	—	89,644	—	882	—
Total	**(6,565)**	**2**	**92,632**	**15**	**3,205**	**95**

The effective portion generated by those cash flow derivatives was recorded in the Interim Consolidated Statement of Changes in Equity as of June 30, 2022, December 31, 2021 and January 1, 2021, The ineffective portion generated by cash flow derivatives is due to the fact that both the hedged item and the hedged object are not a mirror image of each other, which implies that the variations in value attributable to rate and readjustment components are not completely offset, but are maintained within the range of effectiveness defined by the standard.

Below is the result generated by those cash flow hedging derivatives whose effect was transferred from other comprehensive income to income for the period:

Hedged item	As of June 30 2022 MCh$	As of December 31 2021 MCh$	As of January 1 2021 MCh$
Hedged items			
Loans and receivables to customers			
Inflation-indexed loans (C40 UF)	28,930	18,809	1,617
Commercial loans (interest rate)	54	1,721	505
Time deposits and other deposits			
Time deposits	(18,267)	(1,683)	(4,324)
Debt instruments issued			
Current bonds	—	—	—
Bonds with banks			
Interbank loans	—	—	—
Highly probable transaction			
Disbursement USD	89,644	(88,763)	—
Total	**100,361**	**(69,916)**	**(2,202)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 107

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 12 - Derivative Financial Instruments Held For Hedge AccountingDerivative, continued

b.3) Hedge of net investments in foreign operations

Itaú Corpbanca, parent company with Chilean peso functional currency, has investments in foreign businesses corresponding to a branch in New York and businesses in Colombia, As a result of the accounting treatment that these investments must receive, fluctuations in the value of the investments caused by the variability of the exchange rate between the Chilean peso in relation to the U,S, dollar and the Colombian peso generate changes in the value of the parent company's equity, The objective of the hedges is to safeguard the value of the equity by managing the exchange rate risk of the investments.

Hedges of a net investment in a foreign business, including the hedging of a monetary item that is accounted for as part of a net investment, will be recorded in a manner similar to cash flow hedges, where:

- The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge will be recognized in equity, this amount being a credit to the period ended June 30, 2022 for MCh$21,577 net of tax (charge of MCh$4,908 net of deferred taxes at December 31, 2021).
- The ineffective portion will be recognized in income.

	As of June 30 2022	As of December 31 2021	As of January 01 2021
	MCh$	MCh$	MCh$
Beginning balances	**17,661**	**48,171**	**(10,756)**
Losses on hedges of net investment in foreign operations, before taxes	(56,249)	(40,506)	80,722
Income tax related to net investment hedges abroad	5,952	9,996	(21,795)
Final balances	**(32,636)**	**17,661**	**48,171**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 108

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 12 - Derivative Financial Instruments Held For Hedge AccountingDerivative, continued

The detail of the accounting hedges is explained below:

b.3.1) Accounting hedges of the net investment in the New York and Itaú Corpbanca Colombia branches.

	As of June 30, 2022											
	Notional amount											
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Effective portion of the year	Ineffective portion	Changes in fair value used to measure effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items												
Net investment abroad in Panama	—	—	—	—	—	—	73.431	**73.431**	(5.194)	—	—	—
Net investment abroad in NY	—	10.511	—	218.903	—	—	—	**229.414**	(56.964)	—	(23.832)	820.65
Total	—	10.511	—	218.903	—	—	73.431	**302.845**	(62.158)	—	(23.832)	
Hedging instruments												
Currency forwards	—	10.511	37.357	250.827	—	—	—	**298.695**	(56.964)		(23.832)	821.00
Total	**—**	**10.511**	**37.357**	**250.827**	**—**	**—**	**—**	**298.695**	**(56.964)**	**—**	**(23.832)**	

	As of December 31, 2021											
	Notional amount											
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Effective portion of the year	Ineffective portion	Changes in fair value used to measure effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items												
Net investment abroad in NY	—	59,541	95,463	46,146	—	—	—	**201,150**	(38,014)	—	(7,717)	810,65
Total	**—**	**59,541**	**95,463**	**46,146**	**—**	**—**	**—**	**201,150**	**(38,014)**	**—**	**(7,717)**	
Hedging instruments												
Currency forwards	—	59,541	95,463	46,146	—	—	—	**201,150**	(38,014)	—	(7,717)	810,65
Total	**—**	**59,541**	**95,463**	**46,146**	**—**	**—**	**—**	**201,150**	**(38,014)**	**—**	**(7,717)**	

	As of January 1, 2021											
	Monto nocional											
	On demand	Up to 1 month	More than 1 month and less than 3 months	More than 3 months and up to 1 year	Between 1 and 3 years	More than 3 and up to 5 years	More than 5 years	Total	Effective portion of the year	Ineffective portion	Changes in fair value used to measure effectiveness	Average Price
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items												
Net investment abroad in Colombia	—	593,129	1,289,003	14,893	—	—	—	**1,897,025**	51,803	—	(1,238)	764,27
Net investment abroad in NY	—	73,504	81,425	9,061	—	—	—	**163,990**	(8,231)	—	14,309	779,85
Total	**—**	**666,633**	**1,370,428**	**23,954**	**—**	**—**	**—**	**2,061,015**	**43,572**	**—**	**13,071**	
Hedging instruments												
Currency forwards	—	666,633	1,370,428	23,954	—	—	—	**2,061,015**	(43,572)	—	13,071	765,00
Total	**—**	**666,633**	**1,370,428**	**23,954**	**—**	**—**	**—**	**2,061,015**	**(43,572)**	**—**	**13,071**	

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 109

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost

The composition of the balances of financial assets at amortized cost as of June 30, 2022, December 31, 2021 and January 1, 2021 is as follows:

	As of June 30 2022 MCh$	As of December 31 2021 MCh$	As of January 01 2021 MCh$
Financial assets at amortized cost			
Investment under resale agreement			
Transactions with domestic banks	—	100,567	—
Transactions with foreign banks	224,319	434,369	21,407
Transactions with other entities in the country	66,987	71,242	84,173
Transactions with other entities abroad	—	—	—
Accumulated impairment of financial assets at amortized cost	—	—	—
Subtotal	291,306	606,178	105,580
Debt financial instruments			
Of State and Banco Central de Chile	892,279	875,205	—
Other financial debt instruments issued in the country	—	—	—
Foreign debt financial instruments issued abroad	203,665	187,582	111,643
Accumulated impairment of financial assets at amortized cost	(25)	—	—
Subtotal	1,095,919	1,062,787	111,643
Interbank loans			
Country bank	—	—	—
Provisions for accounts receivable from domestic banks	—	—	—
Foreign banks	54,135	80,907	7,131
Provisions for loans with foreign banks	(83)	(353)	(16)
Central Bank of Chile	—	—	—
Foreign Central Banks	—	—	—
Subtotal	54,052	80,554	7,115
Loans and accounts receivable from customers			
Commercial loans			
Commercial loans	13,068,632	12,662,045	12,174,981
Foreign trade loans	1,598,646	1,170,086	849,499
Accounts receivable	98,938	70,430	70,126
Credit card receivables	27,144	22,620	28,048
Factoring transactions	313,808	243,665	155,540
Leasing transactions	997,967	948,854	941,297
Student loans	586,828	563,236	608,288
Other receivables and accounts receivable	—	112	115
Mortgage loans			
Loans with mortgage finance bonds	15,160	18,548	23,345
Endorsable mutual mortgage loans	77,303	79,158	90,456
Loans financed with mortgage bonds	—	—	—
Other mutual mortgage loans	6,304,198	5,770,881	4,772,034
Mortgage leasing transactions	335,751	313,094	307,574
Other mortgage loans and receivables	52,404	57,462	74,515
Consumer loans			
Installment consumer loans	2,216,873	2,069,835	1,866,839
Checking account debtors	124,976	109,086	124,009
Credit card balances	707,215	608,975	467,624
Consumer leasing transactions	631	783	1,467
Other consumer loans and receivables	42,485	37,159	33,314
Provisions for credit risk			
Provisions for commercial loans	(499,866)	(578,429)	(693,909)
Provisions for mortgage loans	(50,671)	(45,665)	(42,087)
Provisions for consumer loans	(196,007)	(169,601)	(167,806)
Subtotal	**25,822,415**	**23,952,334**	**21,685,269**
Total Financial Assets at amortized cost	**27,263,692**	**25,701,853**	**21,909,607**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 110

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 111 Note 13 - Financial Assets at Amortized Cost, continued a) Rights under resale agreements and securities-lending agreements As of June 30, 2022, December 31, 2021 and January 1, 2021, the composition of financial instruments acquired under resale agreements is as follows: As of June 30, 2022 As of December 31, 2022 As of January 1, 2021 MCh$ MCh$ MCh$ Transactions with domestic banks Investment under resale agreement with other banks — 88,206 — Investment under resale agreement with Chilean Central Bank — 12,361 — Other securities — — — Subtotal — 100,567 — Transactions with foreign banks Investment under resale agreement with other banks 11,276 6,804 15,549 Investment under resale agreement with foreign Central Banks 213,043 427,565 5,858 Other securities — — — Subtotal 224,319 434,369 21,407 Transactions with other domestic entities Investment under resale agreement 66,987 71,242 84,173 Other securities — — — Subtotal 66,987 71,242 84,173 Transactions with other foreign entities Investment under resale agreement — — — Other securities — — — Subtotal — — — Accumulated impairment of financial assets at amortized cost - Investment under resale agreement Financial assets without a significant increase in credit risk since initial recognition (stage 1) — — — Financial assets with a significant increase in credit risk since initial recognition, but without credit impairment (stage 2) — — — Financial assets with credit deterioration (stage 3) — — — Subtotal — — — Totals 291,306 606,178 105,580

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 112 Note 13 - Financial Assets at Amortized Cost, continued b) Debt financial instruments As of June 30, 2022, December 31, 2021 and January 1, 2021, the composition of debt financial instruments classified at amortized cost is as follows: As of June 30, 2022 As of December 31, 2021 As of January 01 2021 MCh$ MCh$ MCh$ Chilean Central Bank and Government securities Chilean Central Bank instruments 12,955 — — Chilean Treasury bonds 879,324 875,205 — Other goverment securities — — — Subtotal 892,279 875,205 — Other local institutions financial instruments Debt financial instruments issued by other banks in the country — — — Bonds and bills of exchange of domestic companies — — — Other financial debt instruments issued in the country — — — Subtotal — — — Foreign debt financial instruments issued abroad Foreign Central Banks financial instruments — — — Foreign Governments financial instruments — — — Financial debt instruments of other banks 27,776 — 7,297 Corporate bonds — — — Other financial instruments 175,889 187,582 104,346 Subtotal 203,665 187,582 111,643 Accumulated impairment of financial assets at amortized cost - Debt instruments (25) — — Subtotal (25) — — Total 1,095,919 1,062,787 111,643

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 113 Note 13 - Financial Assets at Amortized Cost, continued b.1) The changes in the expected loss from credit risk of financial instruments at amortized cost for the period ended June 30, 2022 and the year ended December 31, 2021, of financial assets at amortized cost are as follows: Financial instruments at amortized cost Expected credit risk loss (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total Balances as of January 01, 2022 — — — — Changes or transfers assigned — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to credit risk ratios — — — — Decrease due to changes in credit risk — — — — Changes derecognized — — — — Changes due to modifications not derecognized — — — — New financial assets originated or purchased — — — — Financial assets that have been derecognized in accounts — — — — Changes in risk models/parameters (1) 25 — — 25 Adjustment for foreign exchange and other movements — — — — As of June 30, 2022 25 — — 25 (1) On July 5, 2022, through letter to management No. P2201534, the FMC established that banks must recognize the impairment of all (sovereign or other) instruments. According to the evaluation made by the Bank, the effect is recognized prospectively as a change in estimate according to IAS 8. Financial instruments at amortized cost Expected credit risk loss (ECL) Stage 1 Stage 2 Stage 3 12 months Permanent Permanent Total Balances as of January 1, 2021 — — — — Changes or transfers assigned — — — — Transfers to stage 1 — — — — Transfers to stage 2 — — — — Transfers to stage 3 — — — — Increases due to credit risk ratios — — — — Decrease due to changes in credit risk — — — — Changes derecognized — — — — Changes due to modifications not derecognized — — — — New financial assets originated or purchased — — — — Financial assets that have been derecognized in accounts — — — — Changes in risk models/parameters — — — — Adjustment for foreign exchange and other movements — — — — As of December 31, 2021 — — — —

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

c) Interbank loans

As of June 30, 2022, December 31, 2021 and January 1, 2021, the composition of the loan portfolio due from banks is as follows:

Interbank loans	Financial assets before provisions				Provisions recorded				
As of June 30, 2022	Normal portfolio	Substandard Portfolio	Portfolio in default	Total	Normal portfolio	Substandard Portfolio	Portfolio in default	Total	Net financial assets
Banks in the country	—	—	—	—	—	—	—	—	—
Interbank liquidity loans	—	—	—	—	—	—	—	—	—
Commercial interbank loans	—	—	—	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in local banks	—	—	—	—	—	—	—	—	—
Other accounts payable to domestic banks	—	—	—	—	—	—	—	—	—
Foreign banks	**54,135**	—	—	**54,135**	**(83)**	—	—	**(83)**	**54,052**
Interbank liquidity loans	54,135	—	—	54,135	(83)	—	—	(83)	54,052
Commercial interbank loans	—	—	—	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—
Deposits in current accounts with banks abroad for derivative transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in foreign banks	—	—	—	—	—	—	—	—	—
Other accounts payable to foreign banks	—	—	—	—	—	—	—	—	—
Subtotal domestic and foreign banks	**54.135**	—	—	**54.135**	**(83)**	—	—	**(83)**	**54.052**
Central Bank of Chile	—	—	—	—	—	—	—	—	—
Deposits in current account with BCCH for derivative transactions with COMDER	—	—	—	—	—	—	—	—	—
Other deposits in the Central Bank of Chile not available	—	—	—	—	—	—	—	—	—
Other receivables from foreign banks	—	—	—	—	—	—	—	—	—
Foreign central banks	—	—	—	—	—	—	—		—
Deposits in current account with BCCH for derivative transactions with COMDER	—	—	—	—	—	—	—	—	—
Other deposits in the Central Bank of Chile not available	—	—	—	—	—	—	—	—	—
Other receivables from foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—	—	—	—	—	—
Total	**54,135**	—	—	**54,135**	**(83)**	—	—	**(83)**	**54,052**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022
114

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

Interbank loans	Financial assets before provisions				Provisions recorded				
As of December 31, 2021	Normal portfolio	Substandard Portfolio	Portfolio in default	Total	Normal portfolio	Substandard Portfolio	Portfolio in default	Total	Net financial assets
Banks in the country	—	—	—	—	—	—	—	—	—
Interbank liquidity loans	—	—	—	—	—	—	—	—	—
Commercial interbank loans	—	—	—	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in local banks	—	—	—	—	—	—	—	—	—
Other accounts payable to domestic banks	—	—	—	—	—	—	—	—	—
Foreign banks	80,907	—	—	80,907	(353)	—	—	(353)	80,554
Interbank liquidity loans	80,907	—	—	80,907	(353)	—	—	(353)	80,554
Commercial interbank loans	—	—	—	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—
Deposits in current accounts with banks abroad for derivative transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in foreign banks	—	—	—	—	—	—	—	—	—
Other accounts payable to foreign banks	—	—	—	—	—	—	—	—	—
Subtotal domestic and foreign banks	80,907	—	—	80,907	(353)	—	—	(353)	80,554
Central Bank of Chile	—	—	—	—	—	—	—	—	—
Deposits in current account with BCCH for derivative transactions with COMDER	—	—	—	—	—	—	—	—	—
Other deposits in the Central Bank of Chile not available	—	—	—	—	—	—	—	—	—
Other receivables from foreign banks	—	—	—	—	—	—	—	—	—
Foreign central banks	—	—	—	—	—	—	—		—
Deposits in current account with BCCH for derivative transactions with COMDER	—	—	—	—	—	—	—	—	—
Other deposits in the Central Bank of Chile not available	—	—	—	—	—	—	—	—	—
Other receivables from foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—	—	—	—	—	—
Total	80,907	—	—	80,907	(353)	—	—	(353)	80,554

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 115

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

Interbank loans	Financial assets before provisions				Provisions recorded				
As of January 1, 2021	Normal portfolio	Substandard Portfolio	Portfolio in default	Total	Normal portfolio	Substandard Portfolio	Portfolio in default	Total	Net financial assets
Banks in the country	—	—	—	—	—	—	—	—	—
Interbank liquidity loans	—	—	—	—	—	—	—	—	—
Commercial interbank loans	—	—	—	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—
Non-transferable deposits in local banks	—	—	—	—	—	—	—	—	—
Other accounts payable to domestic banks	—	—	—	—	—	—	—	—	—
Foreign banks	**7,131**	**—**	**—**	**7,131**	**(16)**	**—**	**—**	**(16)**	**7,115**
Interbank liquidity loans	—	—	—	—	—	—	—	—	—
Commercial interbank loans	—	—	—	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—
Deposits in current accounts with banks abroad for derivative transactions	—	—	—	—	—	—	—	—	—
Other non-transferable deposits in foreign banks	7,131	—	—	7,131	(16)	—	—	(16)	7,115
Other accounts payable to foreign banks	—	—	—	—	—	—	—	—	—
Subtotal domestic and foreign banks	**7,131**	**—**	**—**	**7,131**	**(16)**	**—**	**—**	**(16)**	**7,115**
Central Bank of Chile	—	—	—	—	—	—	—	—	—
Deposits in current account with BCCH for derivative transactions with COMDER	—	—	—	—	—	—	—	—	—
Other deposits in the Central Bank of Chile not available	—	—	—	—	—	—	—	—	—
Other receivables from foreign banks	—	—	—	—	—	—	—	—	—
Foreign central banks	—	—	—	—	—	—	—		—
Deposits in current account with BCCH for derivative transactions with COMDER	—	—	—	—	—	—	—	—	—
Other deposits in the Central Bank of Chile not available	—	—	—	—	—	—	—	—	—
Other receivables from foreign banks	—	—	—	—	—	—	—	—	—
Subtotal Central Bank of Chile and Foreign Central Banks	—	—	—	—	—	—	—	—	—
Total	7,131	—	—	7,131	(16)	—	—	(16)	7,115

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 116

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 117 Note 13 - Financial Assets at Amortized Cost, continued d) Loans and receivables to customers as of June 30, 2022 As of June 30, 2022, December 31, 2021 and January 1, 2021, the composition of the loan portfolio is as follows: Financial assets before provisions Provisions recorded As of June 30, 2022 Normal portfolio Evaluation Substandard Portfolio Evaluation Portfolio in default Evaluation Total Normal portfolio Evaluation Substandard Portfolio Evaluation Portfolio in default Evaluation Subtotal Deductible FOGAPE guarantees Covid-19 (1) Total Net financial assets Individual Group Individual Individual Group Individual Group Individual Individual Group Commercial loans Commercial loans 9,775,862 1,664,808 775,076 677,627 175,259 13,068,632 (83,917) (18,893) (33,354) (218,487) (48,539) (403,209) — (403,209) 12,665,423 Foreign trade credits Chilean exports 831,473 16,790 4,629 — — 852,892 (13,520) (448) (347) — — (14,296) — (14,296) 838,596 Foreign trade credits Chilean imports 569,579 66,302 3,568 — 260 639,709 (11,718) (1,878) (202) — (134) (13,932) — (13,932) 625,777 Foreign trade credits between third countries 106,045 — — — — 106,045 (874) — — — — (874) — (874) 105,171 Receivables in current accounts 40,240 45,171 5,623 1,165 6,739 98,938 (1,016) (1,122) (652) (520) (3,595) (6,905) — (6,905) 92,033 Credit card receivables 5,728 18,944 306 95 2,071 27,144 (170) (679) (35) (60) (1,235) (2,179) — (2,179) 24,965 Factoring transactions 284,531 24,156 1,527 2,775 819 313,808 (4,967) (603) (30) (633) (317) (6,550) — (6,550) 307,258 Leasing transactions 782,503 102,947 81,184 26,220 5,113 997,967 (2,691) (2,044) (2,391) (9,601) (2,268) (18,995) — (18,995) 978,972 Student loans — 538,317 — — 48,511 586,828 — (13,309) — — (5,385) (18,694) — (18,694) 568,134 Other receivables and accounts receivable — — — — — — — — — — — — (14,232) (14,232) (14,232) Subtotal 12,395,961 2,477,435 871,913 707,882 238,772 16,691,963 (118,873) (38,976) (37,011) (229,301) (61,473) (485,634) (14,232) (499,866) 16,192,097 Mortgage loans Loans with mortgage finance bonds — 13,841 — — 1,319 15,160 — (15) — — (99) (114) — (114) 15,046 Endorsable mutual mortgage loans — 70,209 — — 7,094 77,303 — (160) — — (542) (702) — (702) 76,601 Loans financed with mortgage bonds — — — — — — — — — — — — — — — Other mutual mortgage loans — 6,097,337 — — 206,861 6,304,198 — (16,675) — — (20,732) (37,407) — (37,407) 6,266,791 Mortgage leasing transactions — 322,991 — — 12,760 335,751 — (7,728) — — (4,221) (11,949) — (11,949) 323,802 Other mortgage loans and receivables — 49,334 — — 3,070 52,404 — (166) — — (333) (499) — (499) 51,905 Subtotal — 6,553,712 — — 231,104 6,784,816 — (24,744) — — (25,927) (50,671) — (50,671) 6,734,145 Consumer loans Installment consumer loans — 2,106,672 — — 110,201 2,216,873 — (80,243) — — (75,590) (155,833) — (155,833) 2,061,040 Checking account debtors — 117,088 — — 7,888 124,976 — (3,456) — — (4,903) (8,359) — (8,359) 116,617 Credit card balances — 689,495 — — 17,720 707,215 — (15,831) — — (13,213) (29,044) — (29,044) 678,171 Consumer leasing transactions — 621 — — 10 631 — (25) — — (10) (35) — (35) 596 Other consumer loans and receivables — 41,376 — — 1,109 42,485 — (1,730) — — (1,006) (2,736) — (2,736) 39,749 Subtotal — 2,955,252 — — 136,928 3,092,180 — (101,285) — — (94,722) (196,007) — (196,007) 2,896,173 Total 12,395,961 11,986,399 871,913 707,882 606,804 26,568,959 (118,873) (165,005) (37,011) (229,301) (182,122) (732,312) (14,232) (746,544) 25,822,415 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

As of December 31, 2021	Financial assets before provisions						Provisions recorded								
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation		Total	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation		Subtotal	Deductible FOGAPE guarantees Covid-19 (1)	Total	Net financial assets
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	9,663,273	1,303,020	711,722	862,432	121,598	12,662,045	(87,648)	(13,831)	(39,908)	(310,065)	(35,692)	(487,144)	—	(487,144)	12,174,901
Foreign trade credits Chilean exports	579,503	1,443	5,260	172	—	586,378	(10,387)	(29)	(141)	(111)	—	(10,668)	—	(10,668)	575,710
Foreign trade credits Chilean imports	521,474	16,922	2,184	396	585	541,561	(12,603)	(448)	(188)	(269)	(289)	(13,797)	—	(13,797)	527,764
Foreign trade credits between third countries	42,147	—	—	—	—	42,147	(779)	—	—	—	—	(779)	—	(779)	41,368
Receivables in current accounts	37,832	24,202	6,581	824	991	70,430	(1,106)	(613)	(641)	(420)	(516)	(3,296)	—	(3,296)	67,134
Credit card receivables	7,155	14,653	389	105	318	22,620	(224)	(513)	(55)	(75)	(245)	(1,112)	—	(1,112)	21,508
Factoring transactions	227,987	14,858	401	419	-	243,665	(4,462)	(275)	(44)	(332)	—	(5,113)	—	(5,113)	238,552
Leasing transactions	769,304	57,745	90,439	27,920	3,446	948,854	(2,706)	(1,268)	(2,711)	(9,978)	(2,076)	(18,739)	—	(18,739)	930,115
Student loans	—	509,564	—	—	53,672	563,236	—	(12,852)	—	—	(5,275)	(18,127)	—	(18,127)	545,109
Other receivables and accounts receivable	100	—	12	—	—	112	(2)	—	(2)	—	—	(4)	(19,650)	(19,654)	(19,542)
Subtotal	**11,848,775**	**1,942,407**	**816,988**	**892,268**	**180,610**	**15,681,048**	**(119,917)**	**(29,829)**	**(43,690)**	**(321,250)**	**(44,093)**	**(558,779)**	**(19,650)**	**(578,429)**	**15,102,619**
Mortgage loans															
Loans with mortgage finance bonds	—	16,778	—	—	1,770	18,548	—	(21)	—	—	(121)	(142)	—	(142)	18,406
Endorsable mutual mortgage loans	—	72,982	—	—	6,176	79,158	—	(156)	—	—	(257)	(413)	—	(413)	78,745
Loans financed with mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other mutual mortgage loans	—	5,584,236	—	—	186,645	5,770,881	—	(13,833)	—	—	(19,327)	(33,160)	—	(33,160)	5,737,721
Mortgage leasing transactions	—	304,626	—	—	8,468	313,094	—	(7,539)	—	—	(3,781)	(11,320)	—	(11,320)	301,774
Other mortgage loans and receivables	—	55,090	—	—	2,372	57,462	—	(156)	—	—	(474)	(630)	—	(630)	56,832
Subtotal	**—**	**6,033,712**	**—**	**—**	**205,431**	**6,239,143**	**—**	**(21,705)**	**—**	**—**	**(23,960)**	**(45,665)**	**—**	**(45,665)**	**6,193,478**
Consumer loans															
Installment consumer loans	—	1,970,015	—	—	99,820	2,069,835	—	(70,485)	—	—	(67,931)	(138,416)	—	(138,416)	1,931,419
Checking account debtors	—	102,428	—	—	6,658	109,086	—	(2,804)	—	—	(4,158)	(6,962)	—	(6,962)	102,124
Credit card balances	—	596,986	—	—	11,989	608,975	—	(12,794)	—	—	(9,013)	(21,807)	—	(21,807)	587,168
Consumer leasing transactions	—	768	—	—	15	783	—	(32)	—	—	(13)	(45)	—	(45)	738
Other consumer loans and receivables	—	36,229	—	—	930	37,159	—	(1,530)	—	—	(841)	(2,371)	—	(2,371)	34,788
Subtotal	**—**	**2,706,426**	**—**	**—**	**119,412**	**2,825,838**	**—**	**(87,645)**	**—**	**—**	**(81,956)**	**(169,601)**	**—**	**(169,601)**	**2,656,237**
Total	**11,848,775**	**10,682,545**	**816,988**	**892,268**	**505,453**	**24,746,029**	**(119,917)**	**(139,179)**	**(43,690)**	**(321,250)**	**(150,009)**	**(774,045)**	**(19,650)**	**(793,695)**	**23,952,334**

1) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 118

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

As of January 01, 2021	Financial assets before provisions						Provisions recorded								
	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation		Total	Normal portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation		Subtotal	Deductible FOGAPE guarantees Covid-19 (1)	Total	Net financial assets
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	9,200,174	1,200,147	841,925	789,342	143,393	12,174,981	(99,450)	(15,765)	(81,626)	(365,620)	(46,530)	(608,991)	—	(608,991)	11,565,990
Foreign trade credits Chilean exports	413,203	2,256	5,740	2,578	—	423,777	(7,457)	(25)	(175)	(286)	—	(7,943)	—	(7,943)	415,834
Foreign trade credits Chilean imports	371,015	9,344	9,192	256	95	389,902	(9,248)	(249)	(1,062)	(25)	(22)	(10,606)	—	(10,606)	379,296
Foreign trade credits between third countries	35,820	—	—	—	—	35,820	(823)	—	—	—	—	(823)	—	(823)	34,997
Receivables in current accounts	40,307	22,486	4,806	1,013	1,514	70,126	(1,038)	(568)	(878)	(653)	(886)	(4,023)	—	(4,023)	66,103
Credit card receivables	14,961	12,039	320	186	542	28,048	(567)	(458)	(58)	(137)	(434)	(1,654)	—	(1,654)	26,394
Factoring transactions	142,484	10,561	2,111	384	-	155,540	(3,341)	(175)	(293)	(307)	—	(4,116)	—	(4,116)	151,424
Leasing transactions	736,203	56,112	101,483	42,849	4,650	941,297	(3,411)	(1,626)	(2,585)	(14,072)	(2,709)	(24,403)	—	(24,403)	916,894
Student loans	—	533,813	—	—	74,475	608,288	—	(10,723)	—	—	(7,287)	(18,010)	—	(18,010)	590,278
Other receivables and accounts receivable	107	4	3	—	1	115	(2)	—	—	—	—	(2)	(13,338)	(13,340)	(13,225)
Subtotal	**10,954,274**	**1,846,762**	**965,580**	**836,608**	**224,670**	**14,827,894**	**(125,337)**	**(29,589)**	**(86,677)**	**(381,100)**	**(57,868)**	**(680,571)**	**(13,338)**	**(693,909)**	**14,133,985**
Mortgage loans															
Loans with mortgage finance bonds	—	21,550	—	—	1,795	23,345	—	(16)	—	—	(98)	(114)	—	(114)	23,231
Endorsable mutual mortgage loans	—	83,039	—	—	7,417	90,456	—	(86)	—	—	(429)	(515)	—	(515)	89,941
Loans financed with mortgage bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other mutual mortgage loans	—	4,563,173	—	—	208,861	4,772,034	—	(9,846)	—	—	(19,565)	(29,411)	—	(29,411)	4,742,623
Mortgage leasing transactions	—	295,271	—	—	12,303	307,574	—	(7,033)	—	—	(4,685)	(11,718)	—	(11,718)	295,856
Other mortgage loans and receivables	—	72,881	—	—	1,634	74,515	—	(115)	—	—	(214)	(329)	—	(329)	74,186
Subtotal	**—**	**5,035,914**	**—**	**—**	**232,010**	**5,267,924**	**—**	**(17,096)**	**—**	**—**	**(24,991)**	**(42,087)**	**—**	**(42,087)**	**5,225,837**
Consumer loans															
Installment consumer loans	—	1,724,931	—	—	141,908	1,866,839	—	(62,448)	—	—	(75,322)	(137,770)	—	(137,770)	1,729,069
Checking account debtors	—	113,626	—	—	10,383	124,009	—	(2,849)	—	—	(5,558)	(8,407)	—	(8,407)	115,602
Credit card balances	—	456,053	—	—	11,571	467,624	—	(10,623)	—	—	(8,198)	(18,821)	—	(18,821)	448,803
Consumer leasing transactions	—	1,279	—	—	188	1,467	—	(50)	—	—	(132)	(182)	—	(182)	1,285
Other consumer loans and receivables	—	32,033	—	—	1,281	33,314	—	(1,454)	—	—	(1,172)	(2,626)	—	(2,626)	30,688
Subtotal	**—**	**2,327,922**	**—**	**—**	**165,331**	**2,493,253**	**—**	**(77,424)**	**—**	**—**	**(90,382)**	**(167,806)**	**—**	**(167,806)**	**2,325,447**
Total	**10,954,274**	**9,210,598**	**965,580**	**836,608**	**622,011**	**22,589,071**	**(125,337)**	**(124,109)**	**(86,677)**	**(381,100)**	**(173,241)**	**(890,464)**	**(13,338)**	**(903,802)**	**21,685,269**

1) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 119

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

e) Summary of movement in provisions recorded - Interbank loans

	Changes in allowances for loan losses for the period			Total
	Individual assessment			
	Normal portfolio	Substandard portfolio	In default portfolio	
Balance at January 1, 2022	**(353)**	**—**	**—**	**(353)**
Creation/(release) of provisions for:				
Change in measurement without portfolio reclassification during the period:	—	—	—	—
Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)):	—	—	—	—
Normal individual to Substandard	—	—	—	—
Normal individual to In Default individual	—	—	—	—
Substandard up to individual default	—	—	—	—
Substandard to Normal individual	—	—	—	—
Individual default up to substandard	—	—	—	—
Individual default up to Individual normal	—	—	—	—
New loans originated	(83)	—	—	(83)
New credits purchased	—	—	—	—
Sale or assignment of receivables	—	—	—	—
Payment of credits	374	—	—	374
Application of provisions for write-offs	—	—	—	—
Recovery of written off loans	—	—	—	—
Exchange differences	(21)	—	—	(21)
Other changes in provisions	—	—	—	—
Balances as of June 30, 2022	**(83)**	**—**	**—**	**(83)**

	Changes in allowances for loan losses for the period			Total
	Individual assessment			
	Normal portfolio	Substandard portfolio	In default portfolio	
Balance as of January 1, 2021	(16)	—	—	(16)
Creation/(release) of provisions for:				
Change in measurement without portfolio reclassification during the period:	—	—	—	—
Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)):	—	—	—	—
Normal individual to Substandard	—	—	—	—
Normal individual to individual default	—	—	—	—
Substandard up to individual default	—	—	—	—
Substandard to Normal individual	—	—	—	—
Individual default up to substandard	—	—	—	—
Individual default up to Individual normal	—	—	—	—
New loans originated	(353)	—	—	(353)
New credits purchased	—	—	—	—
Sale or assignment of receivables	—	—	—	—
Payment of credits	16	—	—	16
Application of provisions for write-offs	—	—	—	—
Recovery of written off loans	—	—	—	—
Exchange differences	—	—	—	—
Other changes in provisions	—	—	—	—
Balances as of December 31, 2021	**(353)**	**—**	**—**	**(353)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 120

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

f) Summary of changes in allowances for loan losses - Commercial Placements

	Changes in allowances for loan losses for the period							
	Normal portfolio Evaluation		Substandard Portfolio	Portfolio in default Evaluation		Subtotal	Deductible garantees FOGAPE Covid-19 (i)	Total
	Individual	Group		Individual	Group			
Balance at January 1, 2022	(119,917)	(29,829)	(43,690)	(321,250)	(44,093)	(558,779)	(19,650)	(578,429)
Creation/(release) of provisions for:								
Change in measurement without portfolio reclassification during the period:	7,060	(15,660)	1,298	(187)	(1,685)	(9,174)	—	(9,174)
Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)):	6,979	712	4,263	5,994	(26,860)	(8,912)	—	(8,912)
Normal individual to Substandard	690	—	(2,850)	—	—	(2,160)	—	(2,160)
Normal individual to individual default	202	—	—	(871)	—	(669)	—	(669)
Substandard up to individual default	—	—	3,002	(8,879)	—	(5,877)	—	(5,877)
Substandard to Normal individual	(778)	—	1,651	—	—	873	—	873
Individual default up to substandard	—	—	(186)	1,666	—	1,480	—	1,480
Individual default up to Individual normal	—	—	—	—	—	—	—	—
Group Normal to Group default	—	7,319	—	—	(16,030)	(8,711)	—	(8,711)
Group default to Group normal	—	(550)	—	—	3,028	2,478	—	2,478
Individual (normal, substandard, default) to Group (normal, default)	7,913	(6,859)	2,646	14,168	(13,964)	3,904	—	3,904
Group (normal, default) to Individual (normal, substandard, default)	(1,048)	802	—	(90)	106	(230)	—	(230)
New loans originated	(68,636)	(8,461)	(2,356)	(25,427)	(3,044)	(107,924)	—	(107,924)
New credits due to conversion from contingent to loan	(4,873)	(2,305)	(572)	(10)	(248)	(8,008)	—	(8,008)
New credits purchased	—	—	—	—	—	—	—	—
Sale or assignment of receivables	—	—	—	—	—	—	—	—
Payment of credits	66,520	16,880	6,174	81,736	6,773	178,083	—	178,083
Application of provisions for write-offs	—	2	—	60,589	8,407	68,998	—	68,998
Recovery of written off loans	—	—	—	—	—	—	—	—
Changes in models and methodologies	—	—	—	—	—	—	—	—
Exchange differences	(5,770)	(249)	(2,113)	(14,679)	(2,782)	(25,593)	—	(25,593)
Other changes in provisions	(237)	(66)	(15)	(13,942)	(65)	(14,325)	5,418	(8,907)
Balances as of June 30, 2022	**(118,874)**	**(38,976)**	**(37,011)**	**(227,176)**	**(63,597)**	**(485,634)**	**(14,232)**	**(499,866)**

i) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

	Changes in allowances for loan losses for the period							
	Normal portfolio Evaluation		Substandard Portfolio	Portfolio in default Evaluation		Subtotal	Deductible garantees FOGAPE Covid-19 (i)	Total
	Individual	Group		Individual	Group			
Balance as of January 1, 2021	(125,337)	(29,589)	(86,677)	(381,100)	(57,868)	(680,571)	(13,338)	(693,909)
Creation/(release) of provisions for:								
Change in measurement without portfolio reclassification during the period:	2,640	(21,244)	(5,036)	(8,214)	(5,491)	(37,345)	—	(37,345)
Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)):	1,976	9,566	43,507	(65,859)	(9,966)	(20,776)	—	(20,776)
Normal individual to Substandard	3,709	—	(7,527)	—	—	(3,818)	—	(3,818)
Normal individual to individual default	203	—	—	(2,174)	—	(1,971)	—	(1,971)
Substandard up to individual default	—	—	50,856	(64,220)	—	(13,364)	—	(13,364)
Substandard to Normal individual	(430)	—	1,417	—	—	987	—	987
Individual default up to substandard	—	—	(991)	1,875	—	884	—	884
Individual default up to Individual normal	—	—	—	—	—	—	—	—
Group Normal to Group default	—	9,555	—	—	(20,676)	(11,121)	—	(11,121)
Group default to Group normal	—	(1,434)	—	—	9,483	8,049	—	8,049
Individual (normal, substandard, default) to Group (normal, default)	10	—	134	—	(266)	(122)	—	(122)
Group (normal, default) to Individual (normal, substandard, default)	(1,516)	1,445	(382)	(1,340)	1,493	(300)	—	(300)
New loans originated	(107,604)	(11,092)	(15,093)	(95,532)	(6,173)	(235,494)	—	(235,494)
New credits due to conversion from contingent to loan	(12,116)	(2,552)	(2,600)	(154)	(230)	(17,652)	—	(17,652)
New credits purchased	—	—	—	—	—	—	—	—
Sale or assignment of receivables	—	925	—	121,825	2	122,752	—	122,752
Payment of credits	127,608	24,490	27,736	68,665	16,736	265,235	—	265,235
Application of provisions for write-offs	—	2	3	53,109	17,995	71,109	—	71,109
Recovery of written off loans	—	—	—	—	—	—	—	—
Changes in models and methodologies	—	271	—	—	33	304	—	304
Exchange differences	(4,746)	(49)	(5,455)	(18,686)	(67)	(29,003)	—	(29,003)
Other changes in provisions	(2,338)	(557)	(75)	4,696	936	2,662	(6,312)	(3,650)
Balances as of December 31, 2021	**(119,917)**	**(29,829)**	**(43,690)**	**(321,250)**	**(44,093)**	**(558,779)**	**(19,650)**	**(578,429)**

i) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 121

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

g) Summary of the movement in provisions recorded - Housing Loans

	Movement in allowances for loan losses for the period		
	Group Evaluation		
	Normal Portfolio	Portfolio in default	Total
Balance as of January 1, 2022	**(21,705)**	**(23,960)**	**(45,665)**
Creation/(release) of provisions for:			
Change in measurement without portfolio reclassification during the period:	(1,199)	(142)	(1,341)
Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)):	1,555	(3,071)	(1,516)
Normal group to group default	1,785	(4,506)	(2,721)
Group default to Group normal	(230)	1,435	1,205
New loans originated	(3,054)	(1,728)	(4,782)
New credits purchased	—	—	—
Sale or assignment of receivables	—	—	—
Payment of credits	1,527	2,991	4,518
Application of provisions for write-offs	—	1,414	1,414
Recovery of written off loans	—	—	—
Changes in models and methodologies	—	—	—
Exchange difference	(943)	(670)	(1,613)
Other changes in provisions	(925)	(761)	(1,686)
Balances as of June 30, 2022	**(24,744)**	**(25,927)**	**(50,671)**

	Movement in allowances for loan losses for the period		
	Group Evaluation		
	Normal Portfolio	Portfolio in default	Total
Balance as of January 1, 2021	(17,096)	(24,991)	(42,087)
Creation/(release) of provisions for:			
Change in measurement without portfolio reclassification during the period:	(1,750)	(221)	(1,971)
Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)):	651	(1,298)	(647)
Normal group to group default	1,069	(4,140)	(3,071)
Group default to Group normal	(418)	2,842	2,424
New loans originated	(5,772)	(4,045)	(9,817)
New credits purchased	—	—	—
Sale or assignment of receivables	—	—	—
Payment of credits	4,288	5,196	9,484
Application of provisions for write-offs	—	4,093	4,093
Recovery of written off loans	—	—	—
Changes in models and methodologies	(1,165)	(2,782)	(3,947)
Exchange difference	(861)	88	(773)
Other changes in provisions	—	—	—
Balances as of December 31, 2021	**(21,705)**	**(23,960)**	**(45,665)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 122

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

h) Summary of movement in provisions recorded - Consumer loans and receivables

	Movement in allowances for loan losses for the period		
	Group Evaluation		
	Portfolio	Portfolio in default	Total
Balance as of January 1, 2022	(87,645)	(81,956)	(169,601)
Creation/(release) of provisions for:			
Change in measurement without portfolio reclassification during the period:	(25,038)	(10,709)	(35,747)
Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)):	22,427	(61,228)	(38,801)
Normal group to group default	23,270	(66,380)	(43,110)
Group default to Group normal	(843)	5,152	4,309
New loans originated	(26,353)	(21,595)	(47,948)
New credits due to conversion from contingent to loan	(17,159)	(2,686)	(19,845)
New credits purchased	—	—	—
Sale or assignment of receivables	—	—	—
Payment of credits	36,377	16,976	53,353
Application of provisions for write-offs	1	64,134	64,135
Recovery of written off loans	—	—	—
Changes in models and methodologies	—	—	—
Exchange difference	(2,121)	(2,013)	(4,134)
Other changes in provisions	(1,774)	4,355	2,581
Balances as of June 30, 2022	**(101,285)**	**(94,722)**	**(196,007)**

	Movement in allowances for loan losses for the period		
	Group Evaluation		
	Portfolio	Portfolio in default	Total
Balance as of January 1, 2021	(77,424)	(90,382)	(167,806)
Creation/(release) of provisions for:			
Change in measurement without portfolio reclassification during the period:	(34,684)	(24,761)	(59,445)
Change in measurement due to portfolio reclassification from the beginning to the end of the period (portfolio from (-) to (+)):	28,640	(59,443)	(30,803)
Normal group to group default	31,867	(75,721)	(43,854)
Group default to Group normal	(3,227)	16,278	13,051
New loans originated	(41,697)	(25,012)	(66,709)
New credits due to conversion from contingent to loan	(22,641)	(5,924)	(28,565)
New credits purchased	—	—	—
Sale or assignment of receivables	—	—	—
Payment of credits	71,057	32,695	103,752
Application of provisions for write-offs	11	117,507	117,518
Recovery of written off loans	—	—	—
Changes in models and methodologies	(9,380)	(12,588)	(21,968)
Exchange difference	(1,527)	(14,048)	(15,575)
Other changes in provisions	—	—	—
Balances as of December 31, 2021	**(87,645)**	**(81,956)**	**(169,601)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 123

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

i) Concentration of loans by economic activity

The following detail is presented as of June 30, 2022, December 31, 2021 and January 1, 2021.

As of June 30, 2022	Loans and exposure to contingent credits			Provisions recorded		
	Loans in the			Loans in the		
	Country	Abroad	Total	Country	Abroad	Total
Interbank loans	—	54,135	**54,135**	—	(83)	**(83)**
Commercial Loans						
Agriculture and livestock	316,200	172,383	**488,583**	(5,205)	(9,080)	**(14,285)**
Fruit growing	63,397	—	**63,397**	(1,143)	—	**(1,143)**
Forestry	42,045	—	**42,045**	(909)	—	**(909)**
Fishing	19,851	20,458	**40,309**	(1,099)	(45)	**(1,144)**
Mining	278,300	22,736	**301,036**	(1,881)	(2,578)	**(4,459)**
Oil and natural gas	670	39,107	**39,777**	(3)	(2,558)	**(2,561)**
Product manufacturing industry:	1,338,163	719,300	**2,057,463**	(40,881)	(18,942)	**(59,823)**
Food, beverages and tobacco	414,939	229,778	**644,717**	(13,992)	(5,855)	**(19,847)**
Textile, leather and footwear	45,866	56,474	**102,340**	(1,595)	(3,933)	**(5,528)**
Wood and furniture	23,955	96,257	**120,212**	(1,074)	(1,014)	**(2,088)**
Pulp, paper and printing	60,989	51,271	**112,260**	(2,065)	(1,539)	**(3,604)**
Chemicals and petroleum products	350,911	136,313	**487,224**	(7,723)	(3,227)	**(10,950)**
Metals, non-metals, machinery, and other	441,503	149,207	**590,710**	(14,432)	(3,374)	**(17,806)**
Electricity, gas and water	416,841	435,805	**852,646**	(22,598)	(3,224)	**(25,822)**
Residential construction	643,443	495,389	**1,138,832**	(3,552)	(18,456)	**(22,008)**
Non-housing construction (office, civil works)	936,511	246,348	**1,182,859**	(11,684)	(6,863)	**(18,547)**
Wholesale trade	1,290,634	177,201	**1,467,835**	(35,581)	(7,572)	**(43,153)**
Retail trade, restaurants and hotels	698,267	385,724	**1,083,991**	(74,177)	(37,892)	**(112,069)**
Transportation and warehousing	980,019	206,431	**1,186,450**	(9,245)	(11,017)	**(20,262)**
Telecommunications	85,341	42,446	**127,787**	(2,467)	(1,359)	**(3,826)**
Financial services	1,370,321	161,401	**1,531,722**	(24,808)	(3,626)	**(28,434)**
Business services	—	116,106	**116,106**	—	(1,832)	**(1,832)**
Real estate services	2,058,730	425,186	**2,483,916**	(56,446)	(16,815)	**(73,261)**
Student loans	586,828	—	**586,828**	(18,692)	—	**(18,692)**
Public administration, defense and police	—	109,273	**109,273**	—	(1,238)	**(1,238)**
Social and other community services	1,558,658	201,108	**1,759,766**	(38,787)	(5,381)	**(44,168)**
Personal services	—	31,342	**31,342**	—	(2,230)	**(2,230)**
Subtotal	**12,684,219**	**4,007,744**	**16,691,963**	**(349,158)**	**(150,708)**	**(499,866)**
Mortgage loans	**5,981,669**	**803,147**	**6,784,816**	**(23,176)**	**(27,495)**	**(50,671)**
Consumer loans	**2,094,610**	**997,570**	**3,092,180**	**(125,093)**	**(70,914)**	**(196,007)**
Contingent credit exposure	**1,571,480**	**1,798,126**	**3,369,606**	**(34,125)**	**(8,363)**	**(42,488)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 124

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

As of December 31, 2021	Loans and exposure to contingent credits			Provisions recorded		
	Loans in the			Loans in the		
	Country	Abroad	Total	Country	Abroad	Total
Interbank loans	—	80,907	**80,907**	—	(353)	**(353)**
Commercial Loans						
Agriculture and livestock	297,911	187,381	**485,292**	(3,757)	(13,017)	**(16,774)**
Fruit growing	61,774	—	**61,774**	(1,358)	—	**(1,358)**
Forestry	42,280	—	**42,280**	(1,172)	—	**(1,172)**
Fishing	12,513	6,760	**19,273**	(781)	(118)	**(899)**
Mining	287,438	74,929	**362,367**	(3,260)	(3,034)	**(6,294)**
Oil and natural gas	621	29,755	**30,376**	(6)	(1,952)	**(1,958)**
Product manufacturing industry:	1,026,158	625,522	**1,651,680**	(33,299)	(20,256)	**(53,555)**
Food, beverages and tobacco	303,065	211,636	**514,701**	(11,978)	(5,609)	**(17,587)**
Textile, leather and footwear	38,419	54,126	**92,545**	(1,772)	(4,492)	**(6,264)**
Wood and furniture	17,716	92,670	**110,386**	(1,065)	(1,147)	**(2,212)**
Pulp, paper and printing	63,077	44,707	**107,784**	(1,994)	(1,265)	**(3,259)**
Chemicals and petroleum products	323,034	117,054	**440,088**	(7,873)	(3,094)	**(10,967)**
Metals, non-metals, machinery, and other	280,847	105,329	**386,176**	(8,617)	(4,649)	**(13,266)**
Electricity, gas and water	643,226	321,299	**964,525**	(66,233)	(2,400)	**(68,633)**
Residential construction	604,129	438,488	**1,042,617**	(4,044)	(16,646)	**(20,690)**
Non-housing construction (office, civil works)	953,616	259,307	**1,212,923**	(11,422)	(9,075)	**(20,497)**
Wholesale trade	1,071,416	187,648	**1,259,064**	(31,598)	(7,762)	**(39,360)**
Retail trade, restaurants and hotels	669,442	353,557	**1,022,999**	(73,440)	(41,589)	**(115,029)**
Transportation and warehousing	936,011	192,686	**1,128,697**	(30,788)	(24,544)	**(55,332)**
Telecommunications	65,792	41,408	**107,200**	(2,808)	(1,433)	**(4,241)**
Financial services	1,400,978	123,026	**1,524,004**	(29,875)	(584)	**(30,459)**
Business services	—	112,127	**112,127**	—	(1,566)	**(1,566)**
Real estate services	1,721,366	404,768	**2,126,134**	(53,786)	(16,282)	**(70,068)**
Student loans	563,461	—	**563,461**	(18,162)	—	**(18,162)**
Public administration, defense and police	—	116,963	**116,963**	—	(1,579)	**(1,579)**
Social and other community services	1,647,383	172,471	**1,819,854**	(43,687)	(4,595)	**(48,282)**
Personal services	—	27,437	**27,437**	—	(2,521)	**(2,521)**
Subtotal	**12,005,515**	**3,675,532**	**15,681,047**	**(409,476)**	**(168,953)**	**(578,429)**
Mortgage loans	**5,511,980**	**727,162**	**6,239,142**	**(20,116)**	**(25,549)**	**(45,665)**
Consumer loans	**1,858,282**	**967,555**	**2,825,837**	**(101,902)**	**(67,699)**	**(169,601)**
Contingent credit exposure	**2,605,535**	**1,589,469**	**4,195,004**	**(30,095)**	**(8,157)**	**(38,252)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 125

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

As of January 01, 2021	Loans and exposure to contingent credits			Provisions recorded		
	Loans in the			Loans in the		
	Country	Abroad	Total	Country	Abroad	Total
Interbank loans	—	7,131	**7,131**	—	(16)	**(16)**
Commercial Loans						
Agriculture and livestock	**257,446**	**166,191**	**423,637**	**(14,459)**	**(16,806)**	(31,265)
Fruit growing	71,117	—	**71,117**	(1,247)	—	**(1,247)**
Forestry	51,164	—	**51,164**	(1,355)	—	**(1,355)**
Fishing	31,461	4,273	**35,734**	(397)	(87)	**(484)**
Mining	294,799	42,247	**337,046**	(4,399)	(2,233)	**(6,632)**
Oil and natural gas	394	45,286	**45,680**	(1)	(10,181)	**(10,182)**
Product manufacturing industry:	974,109	798,543	**1,772,652**	(36,655)	(23,637)	**(60,292)**
Food, beverages and tobacco	268,548	389,215	**657,763**	(12,242)	(5,103)	**(17,345)**
Textile, leather and footwear	34,991	53,518	**88,509**	(1,851)	(4,496)	**(6,347)**
Wood and furniture	16,731	69,519	**86,250**	(2,595)	(1,206)	**(3,801)**
Pulp, paper and printing	34,138	46,158	**80,296**	(1,082)	(2,587)	**(3,669)**
Chemicals and petroleum products	439,744	112,204	**551,948**	(9,782)	(4,749)	**(14,531)**
Metals, non-metals, machinery, and other	179,957	127,929	**307,886**	(9,103)	(5,496)	**(14,599)**
Electricity, gas and water	648,752	359,075	**1,007,827**	(111,259)	(6,208)	**(117,467)**
Residential construction	572,995	133,919	**706,914**	(3,619)	(11,542)	**(15,161)**
Non-housing construction (office, civil works)	963,691	167,078	**1,130,769**	(12,093)	(8,354)	**(20,447)**
Wholesale trade	969,556	207,582	**1,177,138**	(50,381)	(9,928)	**(60,309)**
Retail trade, restaurants and hotels	649,104	384,910	**1,034,014**	(62,299)	(31,961)	**(94,260)**
Transportation and warehousing	504,307	364,662	**868,969**	(24,935)	(16,089)	**(41,024)**
Telecommunications	52,911	3,254	**56,165**	(2,426)	(1,336)	**(3,762)**
Financial services	1,336,585	192,874	**1,529,459**	(65,414)	(3,042)	**(68,456)**
Business services	2,922	73,179	**76,101**	(1,169)	(2,294)	**(3,463)**
Real estate services	1,421,614	410,290	**1,831,904**	(47,273)	(24,098)	**(71,371)**
Student loans	608,288	—	**608,288**	(18,010)	—	**(18,010)**
Public administration, defense and police	—	79,175	**79,175**	—	(1,734)	**(1,734)**
Social and other community services	1,700,253	175,018	**1,875,271**	(54,226)	(8,736)	**(62,962)**
Personal services	—	108,870	**108,870**	—	(4,026)	**(4,026)**
Subtotal	**11,111,468**	**3,716,426**	14,827,894	**(511,617)**	**(182,292)**	(693,909)
Mortgage loans	**4,636,151**	**631,773**	5,267,924	**(16,707)**	**(25,380)**	(42,087)
Consumer loans	**1,707,058**	**786,195**	2,493,253	**(102,731)**	**(65,075)**	(167,806)
Contingent credit exposure	**1,794,045**	**1,224,068**	3,018,113	**(32,725)**	**(11,326)**	(44,051)

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 126

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

j) Mortgage loans and their allowance for loan losses by tranche of unpaid loan principal over the value of the mortgage collateral (PVG) and days past due, respectively

As of June 30, 2022	Mortgage loans						Provisions made for mortgage loans					
Loan Tranche /Guaranty Value (%)	Days past due at end of period						Days past due at end of period					
	0	1 a 29	30-59	60 89	>=90	Total	0	1 a 29	30-59	60 89	>=90	Total
PVG<=40%,	1,022,144	13,733	3,464	2,153	7,261	1,048,755	(2,273)	(405)	(187)	(255)	(803)	(3,923)
40%< PVG<=80%,	4,506,164	67,513	26,900	12,277	41,477	4,654,331	(11,132)	(2,457)	(1,457)	(919)	(3,108)	(19,073)
80%< PVG<=90% PVG	282,836	4,258	1,811	1,024	5,956	295,885	(721)	(246)	(393)	(165)	(1,483)	(3,008)
PVG> 90%	681,226	73,332	10,095	4,009	17,183	785,845	(15,118)	(2,751)	(528)	(380)	(5,890)	(24,667)
Total	**6,492,370**	**158,836**	**42,270**	**19,463**	**71,877**	**6,784,816**	**(29,244)**	**(5,859)**	**(2,565)**	**(1,719)**	**(11,284)**	**(50,671)**

As of December 31, 2021	Mortgage loans						Provisions made for mortgage loans					
Loan Tranche /Guaranty Value (%)	Days past due at end of period						Days past due at end of period					
	0	1 to 29	30-59	60 89	>=90	Total	0	1 to 29	30-59	60 89	>=90	Total
PVG<=40%,	949,719	9,490	3,916	1,283	8,015	972,426	(2,017)	(261)	(197)	(78)	(964)	(3,516)
40%< PVG<=80%,	4,127,709	54,368	17,320	9,173	40,260	4,248,830	(10,044)	(1,917)	(823)	(555)	(3,107)	(16,446)
80%< PVG<=90% PVG	284,767	3,157	611	1,616	8,965	299,116	(1,034)	(129)	(65)	(297)	(3,459)	(4,984)
PVG> 90%	647,606	52,864	6,725	2,217	9,363	718,771	(14,677)	(2,357)	(442)	(252)	(2,991)	(20,719)
Total	**6,009,801**	**119,879**	**28,572**	**14,289**	**66,603**	**6,239,143**	**(27,771)**	**(4,664)**	**(1,527)**	**(1,182)**	**(10,521)**	**(45,665)**

As of January 01, 2021	Mortgage loans						Provisions made for mortgage loans					
Loan Tranche /Guaranty Value (%)	Days past due at end of period						Days past due at end of period					
	0	1 to 29	30-59	60 89	>=90	Total	0	1 to 29	30-59	60 89	>=90	Total
PVG<=40%,	714,086	9,536	2,497	1,406	5,179	732,704	(1,330)	(273)	(97)	(66)	(532)	(2,298)
40%< PVG<=80%,	3,563,671	52,275	13,850	6,837	42,056	3,678,689	(8,419)	(1,898)	(652)	(361)	(3,064)	(14,394)
80%< PVG <=90%	177,696	690	444	58	15,360	194,248	(503)	(30)	(38)	(7)	(5,152)	(5,730)
PVG> 90%	590,544	46,808	8,064	3,045	13,823	662,284	(13,467)	(1,651)	(545)	(314)	(3,688)	(19,665)
Total	**5,045,997**	**109,309**	**24,855**	**11,346**	**76,418**	**5,267,925**	**(23,719)**	**(3,852)**	**(1,332)**	**(748)**	**(12,436)**	**(42,087)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 127

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

k) The concentration of due from banks and commercial loans and their provisions by classification category as of June 30, 2022, December 31, 2021 and January 1, 2021 is as follows:

As of June 30, 2022	Interbank loans and commercial loans																								
	Individual assessment																				Group evaluation				Provision deductible FOGAPE guarantees Covid-19 (1)
	Normal portfolio							Substandard Portfolio					Portfolio in default								Portfolio normal	Portfolio in default			
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total			Total	Total	
Interbank loans																									
Interbank liquidity loans	—	26,335	27,800	—	—	—	54,135	—	—	—	—	—	—	—	—	—	—	—	—	54,135	—	—	—	54,135	—
Commercial interbank loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other receivables from banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(14,232)
Subtotal	—	26,335	27,800	—	—	—	54,135	—	—	—	—	—	—	—	—	—	—	—	—	54,135	—	—	—	54,135	(14,232)
Provisions recorded	—	(22)	(61)	—	—	—	(83)	—	—	—	—	—	—	—	—	—	—	—	—	(83)	—	—	—	(83)	—
% of provisions recorded	—	(0,00)	(0,00)	—	—	—	(0,00)	—	—	—	—	—	—	—	—	—	—	—	—	(0,00)	—	—	—	(0,00)	—
Commercial loans																									
Commercial loans	94,614	536,250	2,160,563	4,284,319	2,014,403	685,713	9,775,862	453,739	120,021	143,407	57,909	775,076	104,988	29,318	263,646	195,305	26,040	58,330	677,627	11,228,565	1,664,808	175,259	1,840,067	13,068,632	—
Foreign trade credits Chilean exports	—	178,834	233,651	198,560	161,605	58,823	831,473	4,366	—	67	196	4,629	—	—	—	—	—	—	—	836,102	16,790	—	16,790	852,892	—
Foreign trade credits Chilean imports	574	7,956	174,183	197,758	162,629	26,479	569,579	3,568	—	—	—	3,568	—	—	—	—	—	—	—	573,147	66,302	260	66,562	639,709	—
Foreign trade credits between third countries	—	—	85,846	6,964	13,235	—	106,045	—	—	—	—	—	—	—	—	—	—	—	—	106,045	—	—	—	106,045	—
Current account receivables	—	—	4,984	17,213	12,024	6,019	40,240	3,993	111	1,314	205	5,623	403	51	—	127	283	301	1,165	47,028	45,171	6,739	51,910	98,938	—
Credit card receivables	125	31	425	1,946	2,646	555	5,728	264	26	5	11	306	16	—	—	12	21	46	95	6,129	18,944	2,071	21,015	27,144	—
Operaciones de factoraje	12,741	33,022	69,589	71,196	74,838	23,145	284,531	1,435	—	92	—	1,527	2,088	—	—	7	92	588	2,775	288,833	24,156	819	24,975	313,808	—
Commercial finance leasing transactions	—	20,568	88,340	296,426	306,810	70,359	782,503	34,973	11,974	18,179	16,058	81,184	6,616	3,004	4,927	2,972	4,337	4,364	26,220	889,907	102,947	5,113	108,060	997,967	—
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	538,317	48,511	586,828	586,828	—
Other credits and accounts receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	108,054	776,661	2,817,581	5,074,382	2,748,190	871,093	12,395,961	502,338	132,132	163,064	74,379	871,913	114,111	32,373	268,573	198,423	30,773	63,629	707,882	13,975,756	2,477,435	238,772	2,716,207	16,691,963	—
Provisions recorded	(38)	(409)	(4,669)	(40,652)	(53,086)	(20,019)	(118,873)	(8,183)	(9,916)	(6,052)	(12,860)	(37,011)	(2,283)	(3,237)	(67,143)	(79,369)	(20,003)	(57,266)	(229,301)	(385,185)	(38,976)	(61,473)	(100,449)	(485,634)	(14,232)
% of provisions recorded	(0,00)	(0,00)	(0,00)	(0,01)	(0,02)	(0,02)	(0,01)	(0,02)	(0,07)	(0,08)	(0,16)	(0,05)	(0,02)	(0,10)	(0,25)	(0,40)	(0,65)	(0,90)	(0,35)	(0,03)	(0,02)	(0,25)	(0,04)	(0,03)	—

1) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 128

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 129 Note 13 - Financial Assets at Amortized Cost, continued Interbank loans and commercial loans As of December 31, 2021 Individual assessment Group evaluation Provision Normal portfolio Substandard Portfolio Portfolio in default Portfolio Portfolio in deductible A1 A2 A3 A4 A5 A6 Subtotal B1 B2 B3 B4 Subtotal C1 C2 C3 C4 C5 C6 Subtotal Total normal default Total Total FOGAPE guarantees Interbank loans Covid-19 (1) Interbank liquidity loans — 28,326 38,557 14,024 — — 80,907 — — — — — — — — — — — — 80,907 — — — 80,907 — Commercial interbank loans — — — — — — — — — — — — — — — — — — — — — — — — — Overdrafts on current accounts — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean exports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits Chilean imports — — — — — — — — — — — — — — — — — — — — — — — — — Foreign trade credits between third countries — — — — — — — — — — — — — — — — — — — — — — — — — Non-transferable deposits in banks — — — — — — — — — — — — — — — — — — — — — — — — — Other receivables from banks — — — — — — — — — — — — — — — — — — — — — — — — — Subtotal — 28,326 38,557 14,024 — — 80,907 — — — — — — — — — — — — 80,907 — — — 80,907 — Provisions recorded — (24) (84) (245) — — (353) — — — — — — — — — — — — (353) — — — (353) — % of provisions recorded — (0.00) (0.00) (0.02) — — (0.00) — — — — — — — — — — — — (0.00) — — — (0.00) — Commercial loans Commercial loans 94,025 475,748 2,178,385 3,916,094 2,175,022 819,128 9,658,402 419,742 128,757 88,600 74,623 711,722 87,504 31,991 403,710 184,072 36,707 120,834 864,818 11,234,942 1,303,021 124,082 1,427,103 12,662,045 — Foreign trade credits Chilean exports — 97,122 177,891 125,946 132,801 45,742 579,502 4,763 — 497 — 5,260 — — — — 173 — 173 584,935 1,443 — 1,443 586,378 — Foreign trade credits Chilean imports 131 21,225 127,684 163,848 166,445 42,136 521,469 2,108 — 76 — 2,184 — — — — 351 47 398 524,051 16,922 588 17,510 541,561 — Foreign trade credits between third countries — — 15,804 15,212 11,131 — 42,147 — — — — — — — — — — — — 42,147 — — — 42,147 — Current account receivables — — 562 14,424 14,761 8,079 37,826 4,755 1,169 296 361 6,581 127 73 17 160 231 217 825 45,232 24,202 996 25,198 70,430 — Credit card receivables 38 44 355 2,441 3,207 1,067 7,152 268 39 27 55 389 — 1 7 20 18 60 106 7,647 14,653 320 14,973 22,620 — Factoring transactions 10,693 28,203 42,950 51,828 73,433 20,878 227,985 255 39 — 107 401 — 46 — — 34 341 421 228,807 14,858 — 14,858 243,665 — Commercial finance leasing transactions — 1,271 88,259 284,300 316,160 84,202 774,192 38,127 16,882 16,929 18,501 90,439 6,346 4,608 4,647 4,377 4,472 1,077 25,527 890,158 58,009 687 58,696 948,854 — Student loans — — — — — — — — — — — — — — — — — — — — 509,299 53,937 563,236 563,236 — Other credits and accounts receivable — — 33 31 22 14 100 12 — — — 12 — — — — — — — 112 — — — 112 — Subtotal 104,887 623,613 2,631,923 4,574,124 2,892,982 1,021,246 11,848,775 470,030 146,886 106,425 93,647 816,988 93,977 36,719 408,381 188,629 41,986 122,576 892,268 13,558,031 1,942,407 180,610 2,123,017 15,681,048 — Provisions recorded (38) (282) (4,789) (37,780) (57,665) (30,300) (130,854) (8,831) (10,326) (9,379) (15,983) (44,519) (1,901) (3,686) (102,117) (76,065) (27,750) (112,007) (323,526) (498,899) (37,420) (42,110) (79,530) (578,429) (19,650) % of provisions recorded (0.00) (0.00) (0.00) (0.01) (0.02) (0.03) (0.01) (0.02) (0.07) (0.09) (0.17) (0.05) (0.02) (0.10) (0.25) (0.40) (0.65) (0.90) (0.36) (0.04) (0.02) (0.24) (0.03) (0.04) — 1) This includes the provision for “Deductible FOGAPE Covid-19 guarantees”.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

As of January 01, 2021	Interbank loans and commercial loans																								
	Individual assessment																			Group evaluation					Provision deductible FOGAPE guarantees Covid-19 (1)
	Normal portfolio							Substandard Portfolio					Portfolio in default								Portfolio normal	Portfolio in default			
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total			Total	Total	
Interbank loans																									
Interbank liquidity loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Commercial interbank loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Overdrafts on current accounts	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean exports	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade credits Chilean imports	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign trade credits between third countries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-transferable deposits in banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other receivables from banks	—	—	7,131	—	—	—	7,131	—	—	—	—	—	—	—	—	—	—	—	—	7,131	-	-	—	7,131	—
Subtotal	—	—	7,131	—	—	—	7,131	—	—	—	—	—	—	—	—	—	—	—	—	7,131	—	—	—	7,131	—
Provisions recorded	—	—	(16)	—	—	—	(16)	—	—	—	—	—	—	—	—	—	—	—	—	(16)	-	—	—	(16)	—
% of provisions recorded	—	—	(0.00)	—	—	—	(0.00)	—	—	—	—	—	—	—	—	—	—	—	—	(0.00)	—	—	—	(0.00)	—
Commercial loans																									
Commercial loans	73,089	450,522	1,937,892	3,630,803	2,378,236	737,880	9,208,422	360,664	135,586	154,707	190,968	841,925	90,797	51,183	164,785	169,575	128,169	184,833	789,342	10,839,689	1,200,147	143,393	1,343,540	12,183,229	—
Foreign trade credits Chilean exports	—	56,133	90,638	139,829	99,296	27,184	413,080	5,378	—	362	—	5,740	2,311	—	—	—	—	267	2,578	421,398	2,256	—	2,256	423,654	—
Foreign trade credits Chilean imports	86,714	2,316	27,536	97,083	120,857	36,509	371,015	9,192	—	—	—	9,192	234	—	—	—	—	22	256	380,463	9,344	95	9,439	389,902	—
Foreign trade credits between third countries	—	—	4,975	20,073	10,772	—	35,820	—	—	—	—	—	—	—	—	—	—	—	—	35,820	—	—	—	35,820	—
Current account receivables	—	-	1,411	11,007	13,414	7,533	33,365	2,757	807	777	465	4,806	120	39	86	59	141	568	1,013	39,184	22,486	1,514	24,000	63,184	—
Credit card receivables	—	53	222	922	11,824	757	13,778	177	83	27	33	320	26	—	—	7	18	135	186	14,284	12,039	542	12,581	26,865	—
Factoring transactions	1,361	4,566	39,089	49,114	37,481	10,874	142,485	2,111	—	—	—	2,111	—	—	59	—	—	325	384	144,980	10,561	—	10,561	155,541	—
Commercial finance leasing transactions	—	1,355	75,481	279,461	280,605	99,300	736,202	51,653	24,978	7,908	16,944	101,483	4,780	12,843	1,920	16,765	1,530	5,011	42,849	880,534	56,112	4,650	60,762	941,296	—
Student loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	533,813	74,475	608,288	608,288	—
Other credits and accounts receivable	—	4	16	46	36	5	107	3	—	—	—	3	—	—	—	—	—	—	—	110	4	1	5	115	—
Subtotal	161,164	514,949	2,177,260	4,228,338	2,952,521	920,042	10,954,274	431,935	161,454	163,781	208,410	965,580	98,268	64,065	166,850	186,406	129,858	191,161	836,608	12,756,462	1,846,762	224,670	2,071,432	14,827,894	—
Provisions recorded	(58)	(227)	(3,251)	31,937)	(55,309)	34,555)	(125,337)	9,643)	(11,894)	(14,562)	(50,578)	(86,677)	(1,966)	(6,407)	(41,712)	(74,561)	(84,403)	(172,051)	(381,100)	(593,114)	(29,589)	(57,868)	(87,457)	(680,571)	(13,338)
% of provisions recorded	(0.00)	(0.00)	(0.00)	(0.01)	(0.02)	(0.04)	(0.01)	(0.02)	(0.07)	(0.09)	(0.24)	(0.09)	(0.02)	(0.10)	(0.25)	(0.40)	(0.65)	(0.90)	(0.46)	(0.05)	(0.02)	(0.26)	(0.04)	(0.05)	—

1) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 130

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

l) The concentration of credit risk by days past due as of June 30, 2022, December 31, 2021 and January 1, 2021 is as follows:

As of June 30, 2022	Exposure for contingent credits before provisions						Provisions recorded								
	Normal portfolio Evaluation		Substandard Portfolio	Portfolio in default Evaluation		Total	Normal portfolio Evaluation		Substandard Portfolio	Portfolio in default Evaluation		Subtotal	Deductible guarantees	Total	Net financial assets
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		FOGAPE Covid-19 (1)		
Interbank loans															
0 days	54,135	—	—	—	—	54,135	(83)	—	—	—	—	(83)	—	(83)	54,052
1 to 29 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
>= 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	54,135	—	—	—	—	54,135	(83)	—	—	—	—	(83)		(83)	54,052
Commercial loans															
0 days	12,070,653	2,356,520	785,848	419,314	67,053	15,699,388	(115,554)	(31,052)	(32,562)	(125,371)	(16,027)	(320,566)	—	(320,566)	15,378,822
1 to 29 days	317,467	78,718	47,156	60,024	15,334	518,699	(3,085)	(4,018)	(2,746)	(13,819)	(4,016)	(27,684)	—	(27,684)	491,015
30 to 59 days	2,464	27,588	31,429	13,713	10,629	85,823	(22)	(2,411)	(1,166)	(4,983)	(2,855)	(11,437)	—	(11,437)	74,386
60 to 89 days	5,379	14,607	7,480	11,520	13,531	52,517	(31)	(1,495)	(537)	(2,867)	(3,481)	(8,411)	—	(8,411)	44,106
>= 90 days	—	—	—	203,311	132,225	335,536	(181)	—	—	(82,261)	(35,094)	(117,536)	(14,232)	(131,768)	203,768
Subtotal	12,395,963	2,477,433	871,913	707,882	238,772	16,691,963	(118,873)	(38,976)	(37,011)	(229,301)	(61,473)	(485,634)	(14,232)	(499,866)	16,192,097
Mortgage loans															
0 days	—	6,394,230	—	—	98,140	6,492,370	—	(20,412)	—	—	(8,835)	(29,247)	—	(29,247)	6,463,123
1 to 29 days	—	131,517	—	—	27,319	158,836	—	(3,096)	—	—	(2,762)	(5,858)	—	(5,858)	152,978
30 to 59 days	—	24,044	—	—	18,224	42,268	—	(799)	—	—	(1,767)	(2,566)	—	(2,566)	39,702
60 to 89 days	—	3,921	—	—	15,544	19,465	—	(437)	—	—	(1,281)	(1,718)	—	(1,718)	17,747
>= 90 days	—	—	—	—	71,877	71,877	—	—	—	—	(11,282)	(11,282)	—	(11,282)	60,595
Subtotal	—	6,553,712	—	—	231,104	6,784,816	—	(24,744)	—	—	(25,927)	(50,671)		(50,671)	6,734,145
Consumer loans															
0 days	—	2,774,248	—	—	50,173	2,824,421	—	(77,460)	—	—	(29,599)	(107,059)	—	(107,059)	2,717,362
1 to 29 days	—	132,897	—	—	11,400	144,297	—	(12,009)	—	—	(6,842)	(18,851)	—	(18,851)	125,446
30 to 59 days	—	31,571	—	—	8,242	39,813	—	(6,967)	—	—	(5,092)	(12,059)	—	(12,059)	27,754
60 to 89 days	—	16,536	—	—	11,654	28,190	—	(4,849)	—	—	(7,688)	(12,537)	—	(12,537)	15,653
>= 90 days	—	—	—	—	55,459	55,459	—	—	—	—	(45,501)	(45,501)	—	(45,501)	9,958
Subtotal	—	2,955,252	—	—	136,928	3,092,180	—	(101,285)	—	—	(94,722)	(196,007)	—	(196,007)	2,896,173
Total loans	12,450,098	11,986,397	871,913	707,882	606,804	26,623,094	(118,956)	(165,005)	(37,011)	(229,301)	(182,122)	(732,395)	(14,232)	(746,627)	25,876,467

1) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 131

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

As of December 31, 2021	Exposure for contingent credits before provisions						Provisions recorded								
	Normal portfolio Evaluation		Substandard Portfolio	Portfolio in default Evaluation		Total	Normal portfolio Evaluation		Substandard Portfolio	Portfolio in default Evaluation		Subtotal	Deductible guarantees FOGAPE Covid-19 (1)	Total	Net financial assets
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	80,907	—	—	—	—	80,907	(353)	—	—	—	—	(353)	—	(353)	80,554
1 to 29 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
>= 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	80,907	—	—	—	—	80,907	(353)	—	—	—	—	(353)		(353)	80,554
Commercial loans															
0 days	11,734,836	1,855,067	795,901	584,583	58,507	15,028,894	(119,027)	(24,507)	(42,306)	(168,749)	(14,303)	(368,892)	—	(368,892)	14,660,002
1 to 29 days	109,958	56,350	13,122	14,769	9,453	203,652	(866)	(2,752)	(711)	(4,443)	(3,151)	(11,923)	—	(11,923)	191,729
30 to 59 days	1,074	19,675	5,559	34,315	5,863	66,486	(18)	(1,458)	(329)	(16,962)	(1,668)	(20,435)	—	(20,435)	46,051
60 to 89 days	2,907	11,315	2,406	10,142	6,136	32,906	(6)	(1,112)	(344)	(2,439)	(1,473)	(5,374)	—	(5,374)	27,532
>= 90 days	—	—	—	248,459	100,651	349,110	—	—	—	(128,657)	(23,498)	(152,155)	—	(152,155)	196,955
Subtotal	11,848,775	1,942,407	816,988	892,268	180,610	15,681,048	(119,917)	(29,829)	(43,690)	(321,250)	(44,093)	(558,779)	(19,650)	(578,429)	15,102,619
Mortgage loans															
0 days	—	5,911,311	—	—	96,724	6,008,035	—	(18,415)	—	—	(8,172)	(26,587)	—	(26,587)	5,981,448
1 to 29 days	—	98,177	—	—	21,701	119,878	—	(2,184)	—	—	(2,478)	(4,662)	—	(4,662)	115,216
30 to 59 days	—	17,400	—	—	11,172	28,572	—	(560)	—	—	(968)	(1,528)	—	(1,528)	27,044
60 to 89 days	—	6,824	—	—	7,465	14,289	—	(546)	—	—	(636)	(1,182)	—	(1,182)	13,107
>= 90 days	—	—	—	—	68,369	68,369	—	—	—	—	(11,706)	(11,706)	—	(11,706)	56,663
Subtotal	—	6,033,712	—	—	205,431	6,239,143	—	(21,705)	—	—	(23,960)	(45,665)		(45,665)	6,193,478
Consumer loans															
0 days	—	2,563,686	—	—	49,756	2,613,442	—	(69,176)	—	—	(29,877)	(99,053)	—	(99,053)	2,514,389
1 to 29 days	—	105,059	—	—	9,439	114,498	—	(9,257)	—	—	(5,519)	(14,776)	—	(14,776)	99,722
30 to 59 days	—	25,556	—	—	8,267	33,823	—	(5,547)	—	—	(5,260)	(10,807)	—	(10,807)	23,016
60 to 89 days	—	12,125	—	—	9,968	22,093	—	(3,665)	—	—	(6,441)	(10,106)	—	(10,106)	11,987
>= 90 days	—	—	—	—	41,982	41,982	—	—	—	—	(34,859)	(34,859)	—	(34,859)	7,123
Subtotal	—	2,706,426	—	—	119,412	2,825,838	—	(87,645)	—	—	(81,956)	(169,601)	—	(169,601)	2,656,237
Total loans	11,929,682	10,682,545	816,988	892,268	505,453	24,826,936	(120,270)	(139,179)	(43,690)	(321,250)	(150,009)	(774,398)	(19,650)	(794,048)	24,032,888

1) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 132

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 13 - Financial Assets at Amortized Cost, continued

As of December 31, 2021	Exposure for contingent credits before provisions						Provisions recorded								
	Normal portfolio Evaluation		Substandard Portfolio	Portfolio in default Evaluation		Total	Normal portfolio Evaluation		Substandard Portfolio	Portfolio in default Evaluation		Subtotal	Deductible guarantees FOGAPE Covid-19 (1)	Total	Net financial assets
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Interbank loans															
0 days	7,131	—	—	—	—	7,131	(16)	—	—	—	—	(16)	—	(16)	7,115
1 to 29 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
30 to 59 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
60 to 89 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
>= 90 days	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	7,131	—	—	—	—	7,131	(16)	—	—	—	—	(16)		(16)	7,115
Commercial loans															
0 days	10,856,256	1,771,755	843,975	376,402	71,671	13,920,059	(124,027)	(24,802)	(76,559)	(200,438)	(20,520)	(446,346)	—	(446,346)	13,473,713
1 to 29 days	95,787	47,630	89,114	13,134	14,800	260,465	(1,296)	(2,456)	(8,383)	(6,577)	(4,348)	(23,060)	—	(23,060)	237,405
30 to 59 days	2,169	19,129	20,724	180,108	6,428	228,558	(10)	(1,544)	(660)	(57,132)	(2,092)	(61,438)	—	(61,438)	167,120
60 to 89 days	43	8,246	9,538	11,395	5,857	35,079	(3)	(787)	(409)	(7,256)	(2,116)	(10,571)	—	(10,571)	24,508
>= 90 days	19	2	2,229	255,569	125,914	383,733	(1)	—	(666)	(109,697)	(28,792)	(139,156)	—	(139,156)	244,577
Subtotal	10,954,274	1,846,762	965,580	836,608	224,670	14,827,894	(125,337)	(29,589)	(86,677)	(381,100)	(57,868)	(680,571)	(13,338)	(693,909)	14,133,985
Mortgage loans															
0 days	—	4,933,191	—	—	112,806	5,045,997	—	(14,604)	—	—	(9,115)	(23,719)	—	(23,719)	5,022,278
1 to 29 days	—	82,806	—	—	26,502	109,308	—	(1,721)	—	—	(2,131)	(3,852)	—	(3,852)	105,456
30 to 59 days	—	15,324	—	—	9,532	24,856	—	(524)	—	—	(807)	(1,331)	—	(1,331)	23,525
60 to 89 days	—	4,592	—	—	6,753	11,345	—	(247)	—	—	(502)	(749)	—	(749)	10,596
>= 90 days	—	—	—	—	76,418	76,418	—	—	—	—	(12,436)	(12,436)	—	(12,436)	63,982
Subtotal	—	5,035,913	—	—	232,011	5,267,924	—	(17,096)	—	—	(24,991)	(42,087)		(42,087)	5,225,837
Consumer loans															
0 days	—	2,208,906	—	—	81,598	2,290,504	—	(61,419)	—	—	(38,243)	(99,662)	—	(99,662)	2,190,842
1 to 29 days	—	88,206	—	—	17,353	105,559	—	(8,628)	—	—	(7,737)	(16,365)	—	(16,365)	89,194
30 to 59 days	—	22,338	—	—	11,137	33,475	—	(4,968)	—	—	(5,283)	(10,251)	—	(10,251)	23,224
60 to 89 days	—	8,472	—	—	10,091	18,563	—	(2,409)	—	—	(5,137)	(7,546)	—	(7,546)	11,017
>= 90 days	—	-	—	—	45,152	45,152	—	—	—	—	(33,982)	(33,982)	—	(33,982)	11,170
Subtotal	—	2,327,922	—	—	165,331	2,493,253	—	(77,424)	—	—	(90,382)	(167,806)	—	(167,806)	2,325,447
Total loans	10,961,405	9,210,597	965,580	836,608	622,012	22,596,202	(125,353)	(124,109)	(86,677)	(381,100)	(173,241)	(890,480)	(13,338)	(903,818)	21,692,384

1) This includes the provision for "Deductible FOGAPE Covid-19 guarantees".

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 133

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 14 – Investments in Companies

As of June 30, 2022, December 31, 2021 and January 1, 2021, the main investments in related companies are shown below:

a) The main investments in associates and minority investments are shown below:

	As of June 30, 2021	As of December, 2021	As of January 1, 2021
	MCh$	MCh$	MCh$
Investments in associates	10,182	9,155	8,467
Minority investments	11,007	10,412	10,315
Total	21,189	19,567	18,782

b) Investments at equity value (companies with significant influence)

Company	As of June 30, 2022		As of December 31, 2021		As of January 1, 2021	
	Ownership	Investment value	Ownership	Investment value	Ownership	Investment value
	%	MCh$	%	MCh$	%	MCh$
Investments valued at equity value						
Nexus S,A (1)	—	—	0,0000%	—	14,8148%	1,278
Transbank S.A.	8,7188%	8,361	8,7188%	7,402	8,7188%	5,871
Combanc S.A. (2)	9,8100%	700	9,8100%	670	8,1848%	307
IMERC OTC S.A. (2)	8,6624%	1,121	8,6624%	1,083	8,6624%	1,011
Total		**10,182**		**9,155**		**8,467**

(1) On November 30, 2021, an Operadora de Tarjetas de Crédito Nexus S,A share purchase agreement was signed with the rest of the Company's shareholder banks to sell 100% of the shares owned by Nexus Systems Chile S.A. to Minsait Payments, In December 2021, CMF approved this and the assets were reclassified to "FVOCI".

(2) As of the second quarter of 2021, the Bank gained significant influence over Combanc S.A. and Imerc OTC S.A. Management concluded that, because of fact that the Bank can elect one of the members of the Board of Directors in each of these entities, in addition to other factors, such as significant transactions between the Bank and these entities, exchange of essential technical information with its investees and other factors, the Bank has a say in the financial and operating decision-making of these investees, but does not control them, With this transaction, the Bank's total interest increased to 9,81%.

c) Summary of financial information of associates

	As of June 30, 2022			
	Assets	Liabilities	Equity	Profit
	MCh$	MCh$	MCh$	MCh$
Nexus S.A.	—	—	—	—
Transbank S.A.	1,530,590	1,434,691	95,899	11,001
Combanc S.A.	8,649	1,668	6,464	517
IMERC OTC S.A.	20,622	7,924	12,358	340
Total	**1,559,861**	**1,444,283**	**114,721**	**11,858**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 134

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 14 – Investments in Companies (continued)

	As of December 31, 2021			
	Assets MCh$	Liabilities MCh$	Equity MCh$	Profit MCh$
Nexus S.A.	21,145	9,673	8,310	3,162
Transbank S.A.	1,317,587	1,232,689	97,337	(12,439)
Combanc S.A.	7,569	931	6,246	392
IMERC OTC S.A.	35,641	23,023	12,247	371
Total	**1,381,942**	**1,266,316**	**124,140**	**(8,514)**

	As of January 1, 2021			
	Assets MCh$	Liabilities MCh$	Equity MCh$	Profit MCh$
Nexus S.A.	19,210	10,585	17,676	(9,051)
Transbank S.A.	1,006,137	938,800	84,007	(16,670)
Combanc S.A.	—	—	—	—
IMERC OTC S.A.	—	—	—	—
Total	**1,025,347**	**949,385**	**101,683**	**(25,721)**

d) The changes in investments in related companies for the period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

	As of June 30 2022 MCh$	As of December 31 2021 MCh$
Opening balances as of January 1st	**19,567**	**18,782**
Acquisition of investments	—	106
Sale of investments	—	(1,278)
Effect of exchange ratio	—	507
Initial recognition of Equity Value and share of profit (loss)	1,025	198
Fair value of minority investments	526	300
Capital increase Transbank	—	872
Translation differences	71	80
Total	**21,189**	**19,567**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 135

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 14 – Investments in Companies (continued)

e) Summary of minority investments (shares and rights on other companies):

	As of June 30 2022		As of December 31 2021		As of January 01 2021	
Company	%	MCh$	%	MCh$	%	MCh$
Combanc (1)	—	—	—	—	—	—
IMERC OTC S,A (1)	—	—	—	—	—	—
Redbanc S.A.	2,5043%	253	2,5043%	249	2,5043%	233
Sociedad Interbancaria de Depósitos de Valores S.A.	9,4021%	672	9,4021%	627	9,4021%	520
Electronic Stock Exchange	2,4390%	385	2,4390%	182	2,4390%	182
Stock Exchange	4,1666%	3,562	4,1666%	3,521	4,1666%	4,435
CCLV Contraparte Central (4)	0,0000%	221	0,0000%	226	0,0000%	225
Swift	0,0000%	8	—	—	—	—
A,C,H Colombia (2)	4,2100%	1,227	4,2100%	1,158	4,2100%	990
Redeban Multicolor S,A (2)	1,6000%	811	1,6000%	765	1,6000%	671
Camara de Compensación Divisas Colombianas S,A (2) (3)	—	—	—	—	6,2056%	(122)
Cámara de Riesgo Central de Contraparte S,A (2) (3)	1,2832%	403	1,2832%	380	—	—
Colombian Stock Exchange (2)	0,6700%	302	0,6700%	319	0,6700%	366
Credibanco (2)	6,3662%	3,145	6,3662%	2,969	6,3662%	2,799
Patrimonio autónomo Fiducredicor (Comisionista) (2)	5,2630%	18	5,2630%	16	5,2630%	16
Total		**11,007**		**10,412**		**10,315**

(1) See (2) b) "Investments at equity value".
(2) Corresponds to investments in other companies made by subsidiaries established in Colombia.
(3) As a result of the merger between Cámara de Riesgo Central de Contraparte and Cámara de Compensación de Divisas, an exchange of shares took place, where the Bank delivered the shares held by Cámara de Compensación de Divisas in exchange for shares of Cámara de Riesgo Central de Contraparte, which were recorded at their new market value, where the Bank recognized a gain of MCh$507 at the date of the exchange (MCh$420 corresponding to Itaú Corpbanca Colombia S, A, and MCLP$87 to Itaú Comisionista de Bolsa Colombia S, A,), the gain was recorded in equity in earnings of related companies.
(4) Recognition of the interest in CCLV Contraparte Central generated through the acquisition of MCC S.A. Corredores de Bolsa on June 1, which was subsequently merged with Itaú Corpbanca Corredores de Bolsa.

f) We have evaluated the evidence indicated in IAS 28 and have not identified any impairment on the Bank's investments,

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 136

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 15 - Intangible Assets

a) The composition of this item as of June 30, 2022 and December 31, 2021 is as follows:

Items	Useful life years	Remaining depreciation years	Net assets as of January 1, 2022	Gross Balance	Accumulated Amortization	Net asset as of June 30 2022
	No,	No,	MCh$	MCh$	MCh$	MCh$
Business combination goodwill	—	—	**492,512**	**492,512**	—	**492,512**
Other intangible assets from business combinations			**64,296**	**189,044**	**(135,596)**	**53,448**
Client relationship	10	4	11,208	26,371	(16,482)	9,889
Right to use trademarks	10	4	21,691	51,037	(31,898)	19,139
Core deposits	8	2	31,397	111,636	(87,216)	24,420
Other projects	10	3	**491**	**4,055**	**(3,663)**	**392**
Other intangible assets originated on a stand-alone basis			**142,045**	**290,782**	**(140,381)**	**150,401**
Computer equipment system or software	5	3	127,377	264,384	(133,202)	131,182
Computer projects and licenses	4	2	14,668	26,398	(7,179)	19,219
Total			**699,344**	**976,393**	**(279,640)**	**696,753**

Items	Useful life years	Remaining depreciation years	Net assets as of January 01 2021	Gross Balance	Accumulated Amortization	Net assets as of December 31, 2021
	No,	No,	MCh$	MCh$	MCh$	MCh$
Business combination goodwill	—	—	**492,512**	**492,512**	—	**492,512**
Other intangible assets from business combinations			**85,991**	**189,044**	**(124,748)**	**64,296**
Client relationship	10	4	13,845	26,371	(15,163)	11,208
Right to use trademarks	10	4	26,794	51,037	(29,346)	21,691
Core deposits	8	2	45,352	111,636	(80,239)	31,397
Other projects	**10**	**3**	**687**	**4,055**	**(3,564)**	**491**
Other intangible assets originated on a stand-alone basis			**139,493**	**263,992**	**(121,947)**	**142,045**
Computer equipment system or software	5	4	126,663	247,166	(119,789)	127,377
Computer projects and licenses	2	1	12,830	16,826	(2,158)	14,668
Total			**718,683**	**949,603**	**(250,259)**	**699,344**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 137

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 15 – Intangible Assets (continued)

b) The changes in the gross balance of intangible assets as of June 30, 2022 and December 31, 2021 are as follows:

	System or software of computer equipment	Projects computer and licenses	Goodwill	Generated In business combinations	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**247,166**	**16,826**	**492,512**	**189,044**	**4,055**	949,603
Additions	12,982	12,197	—	—	—	25,179
Disposals	(223)	(3,236)	—	—	—	3,459
Exchange differences	4,177	640	—	—	—	4,817
Other	282	(29)	—	—	—	253
Balances as of June 30, 2022	**264,384**	**26,398**	**492,512**	**189,044**	**4,055**	**976,393**

	System or software of computer equipment	Projects computer projects	Goodwill	Generated business combinations combinations	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	**221,070**	**13,484**	**492,512**	**189,044**	**4,055**	920,165
Additions	29,492	9,132	—	—	—	38,624
Disposals	(8,856)	(5,972)	—	—	—	(14,828)
Exchange differences	1,042	182	—	—	—	1,224
Other	4,418	—	—	—	—	4,418
Balances as of December 31, 2021	**247,166**	**16,826**	**492,512**	**189,044**	**4,055**	**949,603**

c) The changes in accumulated depreciation of intangible assets during the periods ended June 30, 2022 and December 31, 2021 are as follows:

	System or software of computer equipment	Projects computer and licenses	From gbusiness MCLP$	Other projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**(119,789)**	**(2,158)**	**(124,748)**	**(3,564)**	**(250,259)**
Amortization	(10,872)	(4,470)	(10,848)	(99)	(26,289)
Disposals	—	—	—	—	—
Exchange differences	(2,277)	(551)	—	—	(2,828)
Other	(264)	—	—	—	(264)
Balances as of June 30, 2022	**(133,202)**	**(7,179)**	**(135,596)**	**(3,663)**	**(279,640)**

	System or software of computer equipment	Projects computer and licenses	From business combinations	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	**(94,407)**	**(654)**	**(103,053)**	**(3,368)**	**(201,482)**
Amortization	(32,461)	(1,439)	(21,695)	(196)	(55,791)
Exchange differences	(929)	(65)	—	—	(994)
Other	8,008	—	—	—	8,008
Balances as of December 31, 2021	**(119,789)**	**(2,158)**	**(124,748)**	**(3,564)**	**(250,259)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 138

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 139 Note 15 – Intangible Assets (continued) d) Impairment Banco Itaú Corpbanca assesses, at the end of each reporting period, whether there is any indication of impairment of any asset (including goodwill), If such an indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset. As of June 30, 2022 and December 31, 2021, there are no indications or concrete evidence of impairment (see details in Note 40), As of the date of these financial statements, there have been no events requiring the recognition of impairment. e) Restrictions Itaú Corpbanca and subsidiaries have no restrictions on intangible assets as of June 30, 2022 and December 31, 2021, Additionally, no intangible assets have been pledged as collateral for the performance of obligations.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 16 – Fixed Assets

a) The breakdown of this item as of June 30, 2022, December 31, 2021 and January 1, 2021 is as follows:

Item	Useful life years	Remaining depreciation years	Net assets as of January 1, 2022	Gross balance	Accumulated depreciation	Net assets as of June 30, 2022
Buildings	26	14	11,772	15,792	(5,603)	10,189
Land	—	—	3,548	3,183	—	3,183
Equipment	6	4	23,798	91,280	(67,139)	24,141
Other	14	8	11,939	37,253	(25,818)	11,435
- Furniture			5,644	19,116	(14,083)	5,033
- Others			6,295	18,137	(11,735)	6,402
Total			**51,057**	**147,508**	**(98,560)**	**48,948**

Item	Useful life years	Remaining amortization years	Net assets as of January 01, 2021	Gross balance	Accumulated depreciation	Net assets as of December 31, 2021
Buildings	26	15	12,058	18,466	(6,694)	11,772
Land	—	—	3,507	3,548	—	3,548
Equipment	6	4	27,650	85,835	(62,037)	23,798
Other	14	9	12,805	36,039	(24,100)	11,939
- Furniture			6,986	19,219	(13,575)	5,644
- Others			5,819	16,820	(10,525)	6,295
Total			**56,020**	**143,888**	**(92,831)**	**51,057**

The useful life presented in the tables above corresponds to the total useful life and residual life of the fixed assets of the Bank and subsidiaries. The total useful life was calculated based on the expected use considering the quality of the original construction, the environment where the assets are located, the quality and level of maintenance carried out and the appraisal performed by external specialists independent from the Bank.

b) The changes in the gross balance of fixed assets as of June 30, 2022 are as follows:

	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2022	**18,466**	**3,548**	**85,835**	**36,039**	**143,888**
Acquisitions	117	—	4,109	1,705	5,931
Sales and/or retirements for the year	—	—	(720)	(887)	(1,607)
Translation differences	724	216	2,056	396	3,392
Reclassification to assets held for sale	(3,515)	—	—	—	(3,515)
Other	—	(581)	—	—	(581)
Balances as of June 30, 2022	**15,792**	**3,183**	**91,280**	**37,253**	**147,508**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 140

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 16 – Fixed Assets (continued)

The changes in the gross balance of fixed assets as of December 31, 2021 are as follows:

	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2021	**18,257**	**3,506**	**85,404**	**35,664**	**142,831**
Acquisitions	24	—	4,887	2,635	**7,546**
Sales and/or retirements for the year	—	—	(4,663)	(2,386)	**(7,049)**
Impairment	—	—	(52)	(415)	**(467)**
Translation differences	185	42	754	260	**1,241**
Other	—	—	(495)	281	**(214)**
Balances as of December 31, 2021	**18,466**	**3,548**	**85,835**	**36,039**	**143,888**

c) The changes in accumulated depreciation of fixed assets for the three and six-month period ended June 30, 2022 and for the year ended December 31, 2021, respectively, are as follows:

	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2022	**(6,694)**	**—**	**(62,037)**	**(24,100)**	**(92,831)**
Depreciation	(191)	—	(3,841)	(2,047)	**(6,079)**
Sales and/ or disposals	—	—	563	720	**1,283**
Exchange differences	(290)	—	(1,824)	(412)	**(2,526)**
Reclassification to assets held for sale	1,572	—	—	—	**1,572**
Impairment	—	—	—	21	**21**
Other	—	—	—	—	**—**
Balances as of June 30, 2022	**(5,603)**	**—**	**(67,139)**	**(25,818)**	**(98,560)**

	Buildings MCh$	Land MCh$	Equipment MCh$	Other MCh$	Total MCh$
Balances as of January 1, 2021	**(6,198)**	**—**	**(57,754)**	**(22,859)**	**(86,811)**
Depreciation	(435)	—	(8,217)	(3,471)	**(12,123)**
Sales and/or disposals	—	—	4,645	2,307	**6,952**
Exchange differences	(61)	—	(763)	(179)	**(1,003)**
Impairment	—	—	52	383	**435**
Other	—	—	—	(281)	**(281)**
Balances as of December 31, 2021	**(6,694)**	**—**	**(62,037)**	**(24,100)**	**(92,831)**

The Bank and its subsidiaries have no restrictions on fixed assets as of June 30, 2022, December 31, 2021 and January 1, 2021, In addition, fixed assets have not been pledged as collateral for the performance of obligations, On the other hand, there are no amounts owed on fixed assets by the Bank as of the aforementioned dates.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 141

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 17 – Assets for Right to use and Obligations under Lease Contracts

a) The Bank and its subsidiaries have contracts, with certain renewal options and for which there is reasonable certainty that the option will be exercised.

(i) In such cases, the renewal period is considered as part of the term of the lease used to measure the right-of-use asset and a lease liability of the contract, The breakdown of this item as of June 30, 2022, December 31, 2021 and January 1, 2021 is as follows:

	Useful life years	Average remaining depreciation years	Net assets as of January 1, 2022	Gross balances	Accumulated depreciation	Net assets as of June 30, 2022
	No.	No.	MCh$	MCh$	MCh$	MCh$
Buildings	8	5	110,743	163,682	(68,045)	95,637
Land	—	—	—	—	—	—
Improvements in leased premises	9	5	20,876	59,500	(39,587)	19,913
Other fixed assets	3	1	38	163	(148)	15
Other intangible assets	—	—	—	—	—	—
Total			131,657	223,345	(107,780)	115,565

	Useful life years	Average remaining depreciation years	Net assets as of January 1, 2022	Gross balances	Accumulated depreciation	Net assets as of December 31, 2021
	No.	No.	MCh$	MCh$	MCh$	MCh$
Buildings	8	6	145,906	175,358	(64,615)	110,743
Land	—	—	—	—	—	—
Improvements in leased premises	9	5	24,595	57,253	(36,377)	20,876
Other fixed assets	3	1	102	152	(114)	38
Other intangible assets	—	—	—	—	—	—
Total			170,603	232,763	(101,106)	131,657

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 142

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 17 – Assets for Right to use and Obligations under Lease Contracts (continued)

(ii) Movement in the gross balance of assets for right to use lease for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

	Buildings	Land	Improvements in leased premises	Other fixed assets	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**175,358**	**—**	**57,253**	**152**	**—**	**232,763**
Additions	5,350	—	1,535	—	—	6,885
Disposals due to early termination	(14,099)	—	—	—	—	(14,099)
Reclassifications	4,837	—	—	—	—	4,837
Inflation indexation adjustments	(10,623)	—	—	—	—	(10,623)
Translation differences	2,859	—	712	11	—	3,582
Balances as of June 30, 2022	**163,682**	**—**	**59,500**	**163**	**—**	**223,345**

	Buildings	Land	Improvements in leased premises	Other fixed assets	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	**195,992**	**—**	**55,055**	**173**	**—**	**251,220**
Additions	4,674	—	2,725	—	—	7,399
Disposals due to early termination	(32,712)	—	—	(16)	—	(32,728)
Reclassifications	6,558	—	—	—	—	6,558
Inflation indexation adjustments	(1,028)	—	—	(6)	—	(1,034)
Impairment	—	—	(764)	—	—	(764)
Translation differences	1,874	—	237	1	—	2,112
Balances as of December 31, 2021	**175,358**	**—**	**57,253**	**152**	**—**	**232,763**

(iii) The changes in accumulated depreciation of assets for right to use leased assets for the six-month period ended June 30, 2022 and for the year ended December 31, 2021 are as follows:

	Buildings	Land	Improvements in leased premises	Other fixed assets	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**(64,615)**	**—**	**(36,377)**	**(114)**	**—**	**(101,106)**
Depreciation	(11,086)	—	(2,634)	(25)	—	(13,745)
Disposals due to early termination	8,714	—	—	—	—	8,714
Exchange differences	(1,211)	—	(576)	(9)	—	(1,796)
Reclassifications	153	—	—	—	—	153
Impairment	—	—	—	—	—	—
Balances as of June 30, 2022	**(68,045)**	**—**	**(39,587)**	**(148)**	**—**	**(107,780)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 143

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 17 – Assets for Right to use and Obligations under Lease Contracts (continued)

	Buildings	Land	Improvements in leased premises	Other fixed assets	Other intangible assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	(50,086)	—	(30,460)	(71)	—	(80,617)
Depreciation	(27,125)	—	(6,485)	(59)	—	(33,669)
Disposals due to early termination	13,333	—	—	16	—	13,349
Exchange differences	(737)	—	(137)	—	—	(874)
Reclassifications	—	—	705	—		705
Impairment	—	—	—	—	—	—
Balances as of December 31, 2021	**(64,615)**	**—**	**(36,377)**	**(114)**	**—**	**(101,106)**

b) Lease contracts liabilities

(i) Lease contracts liabilities as of June 30, 2022, December 31, 2021 and January 1, 2021 are as follows:

	As of June 30, 2022	As of December 31, 2021	As of January 1, 2021
	MCh$	MCh$	MCh$
Lease contracts liabilities	100,416	115,544	151,885
Total	**100,416**	**115,544**	**151,885**

The Bank and its subsidiaries have contracts with certain renewal options and for which there is reasonable certainty that such option will be exercised, In such cases, the lease period used to measure the liabilities and assets corresponds to an estimate of future renewals.

(ii) The changes in lease contract liabilities and cash flows as of June 30, 2022, December 31, 2021 and January 1, 2021 are as follows:

	As of June 30, 2022	As of December 31, 2021
	MCh$	MCh$
Balances as of January 1, 2021	**115,544**	**151,885**
Additions due to new contracts (1)	5,350	4,674
Disposals due to early termination	(5,478)	(20,177)
Interest expense	1,609	3,725
Remeasurements of liability due to modifications (2)	(8,851)	(728)
Inflation indexation adjustments	3,098	6,252
Exchange rate adjustment	1	25
Exchange difference	1,999	1,435
Principal and interest payments	(12,856)	(31,547)
Balances as of period/ exercise	**100,416**	**115,544**

(1) Include contract renewals.
(2) Include remeasurement of liabilities due to contract amendments.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022
144

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 18 - Taxes

a) Current taxes

The Bank and its subsidiaries, at the end of each reporting period, have established a provision for first category income tax, which was determined based on current tax legislation. The net provision for recoverable taxes has been reflected in assets for MCh$41,853 as of June 30, 2022 (MCh$56,852 as of December 31, 2021), as detailed below:

a.1) Current tax assets and liabilities by geographical area

	As of June 30, 2022			
	Chile	U,S.A. (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Current tax assets	7,784	1,878	32,191	41,853
Current tax liabilities	—	—	—	—
Total net	**7,784**	**1,878**	**32,191**	**41,853**

	As of December 31, 2021			
	Chile	U,S.A. (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Current tax assets	18,871	1,713	37,600	58,184
Current tax liabilities	(393)	—	(939)	(1,332)
Total net	**18,478**	**1,713**	**36,661**	**56,852**

	As of January 1, 2021			
	Chile	U,S.A. (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Current tax assets	43,533	1,443	19,723	64,699
Current tax liabilities	(596)	—	(1,170)	(1,766)
Total net	**42,937**	**1,443**	**18,553**	**62,933**

(1) Corresponds to the branch located in New York.

a.2) Current tax components by geographical area

	As of June 30, 2022			
	Chile	U,S.A. (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Income tax, income tax effect	(91,810)	—	(1,113)	(92,923)
Income tax, equity effect net investments abroad	14,935	—	—	14,935
Income tax, 27% rate	**(76,875)**	**—**	**(1,113)**	**(77,988)**
Less:				
Estimated Monthly Income Tax Payments	19,182	—	13,622	32,804
Credit for training expenses	300	—	—	300
Credit for Donations	505	—	—	505
Credit 4% capital event	370	—	—	370
Other taxes prior years (2)	64,302	1,878	19,682	85,862
Total	**7,784**	**1,878**	**32,191**	**41,853**

(1) Corresponds to the branch located in New York,
(2) Correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for reimbursed retained earnings, among others,

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 145

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 18 - Taxes, continued

	As of December 31, 2021			
	Chile	U,S.A. (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Income tax, effect on income	(51,768)	—	(2,908)	(54,676)
Income tax, equity effect net investments abroad	(7,145)	—	—	(7,145)
Income tax, 27% rate	**(58,913)**	**—**	**(2,908)**	**(61,821)**
Less:				
Estimated Monthly Income Tax Payments	25,429	—	19,494	44,923
Credit for training expenses	800	—	—	800
Credit for Donations	732	—	—	732
Credit 4% capital event	1,460	—	—	1,460
Other taxes prior years (2)	48,970	1,713	20,075	70,758
Total	**18,478**	**1,713**	**36,661**	**56,852**

	As of January 1, 2021			
	Chile	U,S.A. (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$
Income tax, 27% rate	(9,452)	—	(4,284)	(13,736)
Less:				
Estimated Monthly Income Tax Payments	49,340	—	21,268	70,608
Credit for training expenses	800	—	—	800
Credit for Donations	264	—	—	264
Credit 4% capital event	2,920	—	—	2,920
Other taxes prior years (2)	(935)	1,443	1,569	2,077
Total	**42,937**	**1,443**	**18,553**	**62,933**

(1) Corresponds to the branch located in New York,
(2) Correspond mainly to monthly provisional payments paid in previous years, credits for training expenses, provisional payments for reimbursed retained earnings, among others,

b) Income tax results

The tax expense for the three and six-month periods ended June 30, 2022 and 2021 consists of the following items:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,	
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Income tax expense:				
Current year income tax	(90,412)	14,544	(92,923)	7,760
Credit (charge) for deferred taxes:				
Origination and reversal of temporary differences, current year	(8,222)	(24,017)	25,219	(49,842)
Subtotal	**(98,634)**	**(9,473)**	**(67,704)**	**(42,082)**
Other	(7,997)	(150)	(2,153)	2,515
Net credit (charge) to income for income taxes	**(106,631)**	**(9,623)**	**(69,857)**	**(39,567)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 146

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 18 - Taxes, continued

c) Reconciliation of effective tax rate

The reconciliation between the current statutory nominal income tax rates and the effective rates applied to the determination of the tax expense as of June 30, 2022 and June 30, 2021 is as follows:

Nominal rates by geographic area	2022 Rate	2021 Rate
Chile	27,0%	27,0%
Colombia	34,0%	34,0%
United States	21,0%	24,1%

The main tax effects, according to the nominal tax rates of the countries reported on a consolidated basis, are as follows:

	For the three-month periods ended June 30,			
	2022		2021	
	Tax rate %	Tax amount MCh$	Tax rate %	Tax amount MCh$
Calculation at Statutory Rate	27.00	65,332	27.00	20,848
Exchange rate variation for investment Colombia (4)	(26.12)	(53,143)	(10.31)	(9,824)
Income tax on results USA and Panama	(0.12)	(494)	0.89	375
Price-level restatement of Tax Equity (3)	(0.10)	(141)	(0.25)	(86)
Tax effect of Colombia subsidiary (2)	0.80	662	(0.18)	(358)
Tax effect of New York subsidiary (2)	1.37	1,989	0.79	1,091
Capital gain exemption (5)	18.50	85,982	4.09	2,875
Other Adjustments (1)	1.10	6,444	(2.31)	(5,298)
Effective tax rate and tax expense (income)	**22.43**	**106,631**	**19.72**	**9,623**

	For the six-month periods ended June 30,			
	2022		2021	
	Tax rate %	Tax amount MCh$	Tax rate %	Tax amount MCh$
Calculation at Statutory Rate	27.00	84,068	27.00	54,039
Price-level restatement of Tax-basis Equity (2)	(26.12)	(81,320)	(10.23)	(20,471)
Effect of rates Colombian subsidiary (1)	(0.12)	(386)	0.87	1,739
Effect of rates New York subsidiary (1)	(0.10)	(298)	(0.25)	(505)
Capital gain exemption (4)	0.80	2,492	(0.18)	(358)
U.S. tax on accrued income	1.37	4,256	0.79	1,566
Exchange rate variation Colombia investment (3)	18.50	57,612	4.09	8,134
Other adjustments (5)	1.10	3,433	(2.31)	(4,577)
Effective tax rate and tax expense (income)	**22.43**	**69,857**	**19.78**	**39,567**

(1) This line reflects the tax rate differences from other jurisdictions, as a function of the Bank's consolidated results.
(2) During the year ended June 30, 2022 the CPI factor with which the Tax Equity is adjusted was equal to 6.9% (2.3% in 2021; 1.4% in 2020).
(3) For tax purposes, the investment in Colombia is measured in U,S, dollars, The devaluation (appreciation) of the Chilean peso against the U,S, dollar generates income (expense) for tax purposes without a corresponding effect on the accounting results, The amount presented here represents the income tax expense (income) for the effect of the exchange rate on the investment in Colombia, As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to protect it economically from the tax effect generated by the variation in the exchange rate, The effect of these instruments (which offsets the tax effect presented here) is recognized in the Net foreign exchange gain (loss) line of the Consolidated Statement of Income for the year.
(4) Capital gains generated on sales of fixed income instruments qualifying for the tax exemption under Article 104 LIR are not subject to income tax.
(5) This line contains the effects of the variation in the dollar exchange rate reported by the Chilean Central Bank that affects the valuation of the tax investment of the New York branch; and other effects.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 147

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 148 Note 18 - Taxes, continued d) Effect of taxes recorded in equity d.1) Tax effect of other comprehensive income that may be reclassified to income in subsequent periods: For the three-month periods ended June 30, For the six-month periods ended June 30, 2022 2021 2022 2021 MCh$ MCh$ MCh$ MCh$ Effect of investments at FVTOCI 4,001 (3,102) 5,918 9,106 Effect of change in hedge accounting net investment 11,849 367 5,952 2,974 Effect of change in cash flow hedging (538) (5,149) 26,440 (1,041) Total charge to other comprehensive income 15,312 (7,884) 38,310 11,039 d.2) Other comprehensive income that will not be reclassified to income in subsequent years: For the three-month periods ended June 30, For the six-month periods ended June 30, 2022 2021 2022 2021 MCh$ MCh$ MCh$ MCh$ Defined benefit income tax (444) (272) (473) (418) Total charge to other comprehensive income (444) (272) (473) (418)

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 18 - Taxes, continued

e) Deferred tax effects

e.1) Total deferred taxes

	As of June 30, 2022			As of December 31, 2021			As of January 1, 2021		
	Assets	Liabilities	Net	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred taxes with effect in income									
Provision on loan losses	149,771	—	149,771	153,727	—	153,727	183,996	—	183,996
Sundry Provisions	89,828		89,828	100,137	—	100,137	67,198	—	67,198
Tax loss	51,910	—	51,910	57,248	—	57,248	51,546	—	51,546
Leasing and other division	(8,755)	—	(8,755)	17,249	—	17,249	10,803	—	10,803
Net tax value of depreciable assets	1,756	—	1,756	1,459	—	1,459	2,231	—	2,231
Provisión asociada al personal	10,754	—	10,754	11,339	—	11,339	7,368	17	7,385
Interest and indexation on past due portfolio	7,463	—	7,463	3,919	—	3,919	6,031	—	6,031
Market value of financial instruments	(11,846)	—	(11,846)	(33,753)	—	(33,753)	37,517	—	37,517
Effect of IFRS 16 Leases	1,340	—	1,340	1,356	—	1,356	1,643	—	1,643
Unearned price difference	709	—	709	340	—	340	183	—	183
Itaú-Corpbanca business combination	(14,431)	—	(14,431)	(17,399)	—	(17,399)	(17,975)	—	(17,975)
Depreciation of plant and equipment	(29,657)	—	(29,657)	(29,541)	—	(29,541)	(30,697)	(274)	(30,971)
Other	8,969	—	8,969	(1,107)	—	(1,107)	(272)	20	(252)
Subtotal deferred tax assets (liabilities) through profit or loss	**257,811**	**—**	**257,811**	**264,974**	**—**	**264,974**	**319,572**	**(237)**	**319,335**
Deferred income taxes through other comprehensive income									
Tax on investments at FVTOCI	8,500	—	8,500	(1,803)	—	(1,803)	(9,946)	—	(9,946)
Tax on investments at CA	—	—	—	—	—	—	—	—	—
Taxes due to accounting hedging effect net investment	10,859	—	10,859	9,872	—	9,872	—	—	—
Taxes due to cash flow hedging effect	(1,019)	—	(1,019)	(1,262)	—	(1,262)	—	—	—
Tax on defined benefit obligations	3,890		3,890	4,235	—	4,235	4,486	—	4,486
Other	(1,909)	—	(1,909)	(826)	—	(826)	(2,142)	—	(2,142)
Subtotal deferred tax assets (liabilities) through other comprehensive income	**20,321**	**—**	**20,321**	**10,216**	**—**	**10,216**	**(7,602)**	**—**	**(7,602)**
Total deferred tax assets (liabilities)	**278,132**	**—**	**278,132**	**275,190**	**—**	**275,190**	**311,970**	**(237)**	**311,733**

e.2) Deferred taxes by geographic area

	As of June 30, 2022				As of December 31, 2021				As of January 1, 2021			
	Chile	USA (1)	Colombia	Total	Chile	USA (1)	Colombia	Total	Chile	USA (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax asset	169,475	23,517	85,140	278,132	177,223	20,447	77,520	275,190	243,897	18,663	49,410	311,970
Deferred tax liabilities	—	—	—	—	—	—	—	—	—	—	(237)	(237)
Total net by geographic area	**169,475**	**23,517**	**85,140**	**278,132**	**177,223**	**20,447**	**77,520**	**275,190**	**243,897**	**18,663**	**49,173**	**311,733**

(1) Corresponds to the branch located in New York.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 149

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 18 - Taxes, continued

The effects of deferred tax assets and liabilities allocated as a result of temporary differences by geographic area are presented below:

	As of June 30, 2022				As of December 31, 2021				As of January 1, 2021			
	Chile	USA (1)	Colombia	Total	Chile	USA (1)	Colombia	Total	Chile	USA (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provision on loan losses	143,695	770	5,306	149,771	138,874	718	14,135	153,727	172,045	—	11,951	183,996
Sundry Provisions	70,662	2,137	17,029	89,828	80,748	1,978	17,411	100,137	67,374	1,025	(1,201)	67,198
Subsidiary's tax loss	3,465	16,308	32,137	51,910	3,157	17,038	37,053	57,248	1,744	15,500	34,302	51,546
Leasing and other division	(14,377)	—	5,622	(8,755)	7,501	—	9,748	17,249	3,682	—	7,121	10,803
Net tax value of depreciable assets	1,756	—	—	1,756	1,459	—	—	1,459	2,231	—	—	2,231
Provision associated with personnel	4,115	202	6,437	10,754	4,286	393	6,660	11,339	3,634	195	3,556	7,385
Interest and indexation on past due portfolio	7,463	—	—	7,463	3,919	—	—	3,919	6,031	—	—	6,031
Market value of financial instruments	(1,663)	3,083	(13,266)	(11,846)	(15,073)	368	(19,048)	(33,753)	40,938	(448)	(2,973)	37,517
Effect of IFRS 16 Leases	710	—	630	1,340	725	—	631	1,356	1,080	48	515	1,643
Unearned price difference	709	—	—	709	340	—	—	340	183	—	—	183
CorpBanca business combination	(14,431)	—	—	(14,431)	(17,446)	—	47	(17,399)	(17,975)	—	—	(17,975)
Depreciation of plant and equipment	(30,329)	(62)	734	(29,657)	(29,469)	(56)	(16)	(29,541)	(31,611)	(68)	708	(30,971)
Other	(751)	—	9,720	8,969	(969)	(1)	(137)	(1,107)	(2,523)	2,860	(589)	(252)
Total net assets (liabilities)	**171,024**	**22,438**	**64,349**	**257,811**	**178,052**	**20,438**	**66,484**	**264,974**	**246,833**	**19,112**	**53,390**	**319,335**

	As of June 30, 2022				As of December 31, 2021				As of January 1, 2021			
	Chile	USA (1)	Colombia	Total	Chile	USA (1)	Colombia	Total	Chile	USA (1)	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Tax on investments to FVOCI	360	1,079	7,061	8,500	380	9	(2,192)	(1,803)	(1,562)	(449)	(7,935)	(9,946)
Tax on investments at AC	—	—	—	—	—	—	—	—	—	—	—	—
Taxes due to accounting hedging effect net investment	—	—	10,859	10,859	—	—	9,872	9,872	—	—	—	—
Taxes due to cash flow hedging effect		—	(1,919)	(1,919)	—	—	(1,262)	(1,262)	—	—	—	—
Tax on defined benefit obligations	—	—	3,890	3,890	—	—	4,235	4,235	—	—	4,486	4,486
Other	(1,909)	—	—	(1,909)	(1,209)	—	383	(826)	(1,374)	—	(768)	(2,142)
Total deferred tax assets (liabilities) through other comprehensive income	**(1,549)**	**1,079**	**20,791**	**20,321**	**(829)**	**9**	**11,036**	**10,216**	**(2,936)**	**(449)**	**(4,217)**	**(7,602)**
Total deferred taxes	**169,475**	**23,517**	**85,140**	**278,132**	**177,223**	**20,447**	**77,520**	**275,190**	**243,897**	**18,663**	**49,173**	**311,733**

(1) Corresponds to the branch located in New York.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 150

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 151 Note 18 - Taxes, continued f) Summary of total deferred taxes The following is a summary of deferred taxes, considering both their effect on shareholder's equity and income. As of June 30 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Deferred tax assets Through other comprehensive income 20,321 10,216 (7,602) Through income 257,811 264,974 319,572 Total deferred tax assets 278,132 275,190 311,970 Deferred tax liabilities Through other comprehensive income — — — Through income — — (237) Total deferred tax liabilities — — (237)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 152 Note 19 – Other Assets a) As of June 30, 2022, December 31, 2021 and January 1, 2021, the composition of the item is as follows: As of June 30 2022 As of December 31 2021 As of January 01 2021 MCh$ MCh$ MCh$ Other assets Assets to be leased out as lessor (1) 13,025 29,241 10,807 Cash collateral provided for derivative financial transactions (2) 519,746 582,448 413,649 Receivables from brokerage of financial instruments 25,227 33,137 26,589 Accounts receivable from third parties 66,329 96,244 46,175 Investment properties 3,432 1,169 1,268 VAT credit receivable 2,162 5,034 3,562 Prepaid expenses 26,959 27,538 26,629 Valuation adjustments for macro hedges (3) 731 4,635 49,316 Other cash collateral provided 2,788 2,997 3,072 Pending transactions 28,763 10,023 — Other assets 22,536 16,273 7,075 Total 711,698 808,739 588,142 (1) Correspond to assets available to be delivered under the financial lease modality. (2) Correspond to guarantees associated with certain derivative contracts, These guarantees operate when the valuation of the derivatives exceeds the thresholds defined in the respective contracts and may be in favor of or against the Bank. (3) These are the balances of the market valuation of the net assets or liabilities hedged in a macro hedge.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 153 Note 20 - Non-current assets and disposable group and liabilities included in disposable group for held sale a) The composition of non-current assets and disposal group for sale and liabilities in disposal group held for sale is as follows: As of June 30 2022 As of December 31 2021 As of January 01 2021 MCh$ MCh$ MCh$ Assets received in lieu of payment or foreclosed at judicial auction Assets received in lieu of payment 17,952 16,959 16,055 Assets foreclosed in judicial auction 2,066 2,833 6,260 Provisions for assets received in payment or foreclosed at judicial auction (16,626) (14,404) (13,306) Non-current assets held for sale Investments in companies 1,746 1,746 — Intangible assets — — — Fixed assets 491 478 1,809 Assets for recovery of assets assigned in financial leasing transactions 7,010 6,412 3,806 Other assets — — — Disposable groups for sale — — — Subtotal 12,639 14,024 14,624 Liabilities included in disposable groups for sale — — — Subtotal — — — Total 12,639 14,024 14,624 b) The changes in provisions for assets received in lieu of payment as of June 30, 2022 and December 31, 2021, are as follows: As of June 30 2022 As of December 31 2021 MCh$ MCh$ Balances at January 01 (14,404) (13,306) Release of provisions 773 1,659 Creation of provisions (2,112) (2,538) Translation differences (883) (219) Total (16,626) (14,404)

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 21 - Financial liabilities held for trading at fair value through profit or loss

a) As of June 30, 2022, December 31, 2021 and January 1, 2021, the detail of financial liabilities held for trading at fair value through profit or loss is as follows:

	As of June 30 2022	As of December 31 2021	As of January 01 2021
	MCh$	MCh$	MCh$
Derivatives held for trading	3,530,144	2,757,342	3,511,141
Other financial instruments held for trading	—	—	—
Total	**3,530,144**	**2,757,342**	**3,511,141**

b) Portfolios detail

As of June 30, 2022, December 31, 2021 and January 1, 2021, the detail of the portfolio of derivative financial instruments is as follows:

	As of June 30, 2022								
	Notional amount								Fair value
	On demand	Up to 1 month	Over 1 month less than 3 months	Over 3 months up to 1 year	Between 1 and 3 years	Over 3 up to 5 years	More than 5 years	Total	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial instruments									
Currency forwards	—	3,870,161	1,724,775	2,129,829	689,820	77,843	169,000	8,661,428	688,859
Interest rate swaps	—	867,462	855,446	4,578,506	7,372,546	4,048,823	11,465,629	29,188,412	1,669,165
Currency and interest rate swaps	—	96,322	147,251	1,134,605	3,240,363	1,501,866	2,827,783	8,948,190	1,169,242
Currency call options	—	3,535	16,253	17,282	—	—	—	37,070	2,873
Currency put options	—	769	985	185	—	—	—	1,939	5
Total	—	4,838,249	2,744,710	7,860,407	11,302,729	5,628,532	14,462,412	46,837,039	3,530,144

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 154

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 21 - Financial liabilities held for trading at fair value through profit or loss, continued

	As of December 31, 2021								
	Notional amount								Fair value
	On demand	Up to 1 month	Over 1 month less than 3 months	Over 3 months up to 1 year	Between 1 and 3 years	Over 3 up to 5 years	More than 5 years	Total	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial instruments									
Currency forwards	—	2,293,451	1,900,241	1,607,617	585,716	84,120	208,116	6,679,261	280,574
Interest rate swaps	—	34,012	364,081	859,740	2,423,081	2,524,421	2,562,705	8,768,040	931,445
Currency and interest rate swaps	—	456,447	1,733,475	3,875,370	8,275,215	7,384,935	9,863,248	31,588,690	1,544,949
Currency call options	—	3,200	2,939	4,021	—	—	—	10,160	343
Currency put options	—	1,317	2,077	4,414	—	—	—	7,808	31
Total	**—**	**2,788,427**	**4,002,813**	**6,351,162**	**11,284,012**	**9,993,476**	**12,634,069**	**47,053,959**	**2,757,342**

	As of January 1, 2021								
	Notional amount								Fair value
	On demand	Up to 1 month	Over 1 month less than 3 months	Over 3 months up to 1 year	Between 1 and 3 years	Over 3 up to 5 years	More than 5 years	Total	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivative financial instruments									
Currency forwards	—	3,835,246	2,061,160	1,419,591	458,037	134,107	169,000	8,077,141	333,356
Interest rate swaps	—	66,272	268,920	953,275	2,598,367	2,739,198	2,142,950	8,768,982	775,122
Currency and interest rate swaps	—	1,569,537	1,950,071	6,017,691	8,896,861	8,038,286	9,704,176	36,176,622	2,401,306
Currency call options	—	3,112	6,322	15,405	—	—	—	24,839	271
Currency put options	—	1,188	4,565	5,786	—	—	—	11,539	1,086
Total	**—**	**5,475,355**	**4,291,038**	**8,411,748**	**11,953,265**	**10,911,591**	**12,016,126**	**53,059,123**	**3,511,141**

As of June 30, 2022, December 31, 2021 and January 1, 2021, the Bank has no other financial instruments classified as financial liabilities held for trading at fair value through profit or loss.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 155

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 156 Note 22 - Financial liabilities at amortized cost As of June 30, 2022, December 31, 2021 and January 1, 2021, the composition of financial liabilities at amortized cost is as follows: As of June 30 2022 As of December 31, 2021 As of January 01 2021 MCh$ MCh$ MCh$ Demand deposits and other obligations Checking accounts 4,470,284 4,664,214 4,038,469 Demand deposit accounts 2,094,570 2,341,824 1,680,812 Other demand deposits 149,421 214,197 171,542 Obligations for reserve accounts for payment cards — — — Other obligations on demand 363,820 355,860 306,583 Subtotal 7,078,095 7,576,095 6,197,406 Term deposits and other term loans Time deposits 11,151,880 10,076,331 11,413,370 Term savings accounts 23,057 21,112 19,467 Other term credit balances — — 227 Subtotal 11,174,937 10,097,443 11,433,064 Obligations under repurchase agreements Transactions with domestic banks — — — Transactions with foreign banks — — — Transactions with other entities in the country 190,882 212,356 399,593 Transactions with other entities abroad 16,516 253,650 239,258 Subtotal 207,398 466,006 638,851 Obligations with banks Banks in the country 32,796 — — Foreign banks 2,275,094 1,911,181 1,541,752 Central Bank of Chile 3,007,200 3,007,242 2,257,226 Foreign central banks — — — Subtotal 5,315,090 4,918,423 3,798,978 Debt instruments issued Letters of credit 21,386 24,035 30,846 Bonds 6,289,665 5,585,760 5,092,979 Subtotal 6,311,051 5,609,795 5,123,825 Other financial obligations Other financial obligations with the public sector — — — Other financial obligations in the country 47,021 42,435 13,123 Other financial obligations abroad — — — Subtotal 47,021 42,435 13,123 Total 30,133,592 28,710,197 27,205,247

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 157 Note 22 - Financial liabilities at amortized cost, continued a) Obligations under repurchase agreements As of June 30, 2022, December 31, 2021 and January 1, 2021, the detail of instruments sold under repurchase agreements is as follows: Obligations under repurchase agreements and securities loans As of June 30 2022 As of December 31, 2021 As of January 01 2021 MCh$ MCh$ MCh$ Transactions with domestic banks Repurchase agreements with other banks — — — Repurchase agreements with Chilean Central Bank — — 6 Other securities — — — Transactions with foreign banks Repurchase agreements with other banks — — — Repurchase agreements with foreign Central Banks — — — Other securities — — — Transactions with other domestic entities Repurchase agreements 190,882 212,357 120,069 Other securities — — — Transactions with other foreign entities Repurchase agreements 16,516 253,649 518,776 Other securities — — — Totales 207,398 466,006 638,851

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 22 - Financial liabilities at amortized cost, continued

b) Obligations with banks

As of June 30, 2022, December 31, 2021 and January 1, 2021, the composition of the item "Obligations with Banks" is as follows:

	As of June 30	As of December 31	As of January 1, 2021
	2022	2021	2021
	MCh$	MCh$	MCh$
Loans and other obligations			
Central Bank of Chile (*)	3,007,200	3,007,242	2,257,226
Banks in the country	32,796	—	—
Subtotal	**3,039,996**	**3,007,242**	**2,257,226**
Loans from Financial Institutions abroad			
Banco Caja Social	—	58,893	—
Banco Itaú Paraguay S.A.	—	8,450	—
Banco de Bogotá	4,461	—	4,156
Banco de crédito e inversiones	26,867	—	—
Banco Latinoamericano de Exportación (BLADEX)	102,959	62,891	60,759
Banco República	18,802	330	—
Bancoldex S.A. (Colombia)	—	22,037	11,123
Bank of America, N,A,	128,876	79,744	92,395
Bank of Montreal	156,591	158,526	113,404
Bank of New York	81,213	42,204	56,858
Bank of Nova Scotia	132,262	141,455	82,324
Bayern Landesbank	46,269	—	—
BBVA Asset Management Continental S.A. (Perú)	25,828	44,987	75,057
BNP Paribas	148,464	118,551	92,167
Citibank N,A,	115,087	42,204	37,522
Cobank C,B,	49,615	51,603	16,258
Commerzbank A,G,	18,589	15	24,055
Corporación Andina de Fomento	—	84,408	71,073
Credicorp Capital SASAF	91,442	96,775	175,854
Deutsche Bank AG	58,864	84,177	74,220
Findeter S.A. Financiera del Desarrollo Territorial	64,185	55,505	44,100
IFC Corporación Financiera Internacional	96,713	88,080	82,561
Interfondos S.A. Sociedad Administradora de Fondos	13,927	—	20,105
La Caixa	61,168	17,942	25,690
Scotia Fondos Sociedad Administradora de Fondos S.A.	45,116	14,408	24,280
Standard Chartered Bank	—	—	—
Sumitomo Mitsui Banking Corporation	460,260	368,250	217,347
Unicredit Bank	—	16,638	14,220
Wells Fargo Bank, N,A,	287,227	202,629	67,519
Zuercher Kantonalbank	4,593	—	7,044
Other banks	35,716	50,479	51,661
Subtotal	**2,275,094**	**1,911,181**	**1,541,752**
Total	**5,315,090**	**4,918,423**	**3,798,978**

(*) Corresponds to funds obtained through the use of the Conditional Credit Facility to Increase Loans (FCIC) granted by the Chilean Central Bank in response to tensions generated by the spread of the COVID-19 virus. The loans obtained through FCIC are guaranteed by high credit quality loans and / or bonds issued by the Chilean Central Bank and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from March 30, 2020, until March 30, 2024. The FCIC accrues at the Monetary Policy Rate (MPR) in effect on the date of each transaction.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 158

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 22 - Financial liabilities at amortized cost, continued

c) Debt instruments issued

As of June 30, 2022, December 31, 2021 and January 1, 2021, the composition of the item is as follows:

	As of June 30	As of December 31	As of January 01
	2022	2021	2021
	MCh$	MCh$	MCh$
Debt instruments issued			
Letters of credit	21,386	24,035	30,846
Current bonds	6,289,665	5,585,760	5,092,979
Mortgage bonds	—	—	—
Subtotal	**6,311,051**	**5,609,795**	**5,123,825**
Other financial obligations			
Obligations with the public sector	—	—	—
Other obligations in the country	47,021	42,435	13,123
Foreign obligations	—	—	—
Subtotal	**47,021**	**42,435**	**13,123**
Total	**6,358,072**	**5,652,230**	**5,136,948**

c.1) Debts classified as short-term are those that constitute demand obligations or that will mature in a period equal to or less than one year, All other debts are classified as long-term. The detail is as follows:

	As of June 30, 2022		
	Short-term	Long-term	Total
	MCh$	MCh$	MCh$
Letters of credit	6,384	15,002	21,386
Current bonds	495,112	5,794,553	6,289,665
Mortgage bonds	—	—	—
Debt instruments issued	**501,496**	**5,809,555**	**6,311,051**
Other financial obligations	**47,021**	**—**	**47,021**

	As of December 31, 2021		
	Short-term	Long-term	Total
	MCh$	MCh$	MCh$
Letters of credit	6,809	17,226	24,035
Current bonds	506,250	5,079,510	5,585,760
Mortgage bonds	—	—	—
Debt instruments issued	**513,059**	**5,096,736**	**5,609,795**
Other financial obligations	**42,435**	**—**	**42,435**

	As of January 1, 2021		
	Short-term	Long-term	Total
	MCh$	MCh$	MCh$
Letters of credit	6,595	24,251	30,846
Current bonds	321,678	4,771,301	5,092,979
Mortgage bonds	—	—	—
Debt instruments issued	**328,273**	**4,795,552**	**5,123,825**
Other financial obligations	**13,123**	**—**	**13,123**

Further details, including maturities, are presented below for each type of debt instrument issued, for the balances as of June 30, 2022, December 31, 2021 and January 1, 2021.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 159

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 22 - Financial liabilities at amortized cost, continued

c.1.1) Current bonds

The detail of current bonds by type of currency is as follows:

	As of June 30	As of December 31	As of January 01
	2022	2021	2021
	MCh$	MCh$	MCh$
Bonos en UF	5,347,395	4,651,061	4,134,994
Bonos en $	354,730	352,171	399,992
Bonos en COP	587,540	582,528	557,993
Total	**6,289,665**	**5,585,760**	**5,092,979**

The following is a detail of current bond placements:

Placements made during the year ended June 30, 2022:

Series	Currency	Amount placed	Term	Rate of issue	Date of placement	Date of maturity
BITACT0418	UF	1,500,000	8 years and 2 months	2,00% p.a	25/02/2022	09/10/2027
BITACV0418	UF	3,000,000	8 years and 2 months	2,00% p.a	03/03/2022	09/10/2029
BITACU0418	UF	2,000,000	6 years and 1 months	2,00% p.a	18/03/2022	09/10/2028
BITADL0321	UF	3,000,000	9 years y 9 months	1,00% p.a	27/05/2022	09/03/2032
BITADK0821	UF	3,000,000	9 years y 2 months	1,00% p.a	31/05/2022	09/08/2031
BITADJ0321	UF	3,000,000	8 years y 9 months	1,00% p.a	16/06/2022	09/08/2031
Total		**15,500,000**				

Placements made during the year ended December 31, 2021:

Series	Currency	Amount placed	Term	Rate of issue	Date of placement	Date of maturity
BITADD0919	UF	1,000,000	8 years and 2 months	0,75% p,a,	15/01/2021	09/03/2029
BITADD0919	UF	1,000,000	8 years and 2 months	0,75% p,a,	19/01/2021	09/03/2029
BITADB0919	UF	1,000,000	6 years and 1 month	0,75% p,a,	10/02/2021	09/03/2027
BITADB0919	UF	2,000,000	6 years	0,75% p,a,	11/03/2021	09/03/2027
BITADD0919	UF	500,000	7 years and 11 months	0,75% p,a,	09/04/2021	09/03/2029
BITADD0919	UF	1,500,000	7 years and 10 months	0,75% p,a,	31/05/2021	09/03/2029
BITACW0418	UF	2,000,000	9 years and 1 month	2,00% p,a,	27/08/2021	09/10/2030
BITADB0919	UF	1,000,000	5 years and 6 months	0,75% p,a,	14/09/2021	09/03/2027
BITADB0919	UF	1,000,000	5 years and 6 months	0,75% p,a,	15/09/2021	09/03/2027
BITACN0419	CLP	60,000,000,000	4 years and 5 months	2,50% per annum	21/10/2021	01/04/2026
BITACW0418	UF	5,500,000	8 years and 11 months	2,00% p,a,	26/10/2021	09/10/2030
BITACT0418	UF	2,000,000	5 years and 11 months	2,00% p,a,	26/10/2021	09/10/2027
BITACV0418	UF	3,000,000	7 years and 11 months	2,00% p,a,	03/11/2021	09/10/2029
BITACT0418	UF	2,000,000	5 years and 11 months	2,00% p,a,	03/11/2021	09/10/2027
Total CLP		**60,000,000,000**				
Total UF		**23,500,000**				

Series	Currency	Amount placed	Term	Rate of issue	Date of placement	Date of maturity
SUBSERIE C36	COP	182,310,000,000	3 years	1,76% p,a,	29/06/2021	29/06/2024
SUBSERIEC120	COP	151,094,000,000	10 years	3,72% p,a,	29/06/2021	29/06/2031
Total		**333,404,000,000**				

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 160

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 22 - Financial liabilities at amortized cost, continued

Placements made during the year ended January 1, 2021:

Series	Currency	Amount placed	Term	Rate of issue	Date of placement	Date of maturity
BITACR0418	UF	500,000	5 years and 8 months	2,00 % p,a,	14-01-2020	09-10-2025
BITACR0418	UF	1,000,000	5 years and 8 months	2,00 % p,a,	14-01-2020	09-10-2025
BITACR0418	UF	500,000	5 years and 8 months	2,00 % p,a,	14-01-2020	09-10-2025
BITACR0418	UF	3,000,000	5 years and 8 months	2,00 % p,a,	08-04-2020	09-10-2026
BITACT0418	UF	3,000,000	5 years and 8 months	2,00 % p,a,	08-04-2020	09-10-2025
Total		**8,000,000**				

Series	Currency	Amount placed	Term	Rate of issue	Date of placement	Date of maturity
SERIES A - 60	COP	148,100,000,000	5 years	6,00 % p,a,	27/02/2020	27/02/2025
U SERIES - 120	COP	351,837,710,484	10 years	2,71% p,a,	27/02/2020	27/02/2030
SERIES A SUBSERIES A60	COP	165,915,000,000	5 years	4,83% annual	29/09/2020	29/09/2025
SUBSERIE B36	COP	134,100,000,000	3 years	1,28% p,a,	29/09/2020	29/09/2035
Total		**799,952,710,484**				

c.1.2) Mortgage bonds

As of June 30, 2022, December 31, 2021 and January 1, 2021, no mortgage bond placements have been made.

d) Other financial obligations

	As of June 30	As of December 31	As of January 1
	2022	2021	2021
	MCh$	MCh$	MCh$
Amount owed for credit card transactions	47,021	42,435	13,123
Other	—	—	—
Total other financial obligations	**47,021**	**42,435**	**13,123**

As of June 30, 2022 and December 31, 2021 the Bank has had no principal, interest or other defaults on its debt instruments issued.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 161

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 162 Note 23 - Regulatory capital financial instruments issued, a) As of June 30, 2022, December 31, 2021 and January 1, 2021, the composition of this item is as follows: As of June 30 2022 As of December 31 2021 As of January 01 2021 MCh$ MCh$ MCh$ Subordinated bonds 1,231,089 1,153,045 1,081,031 Subordinated bonds with transitional recognition — — — Subordinated bonds 1,231,089 1,153,045 1,081,031 Bonds with no fixed maturity — — — Preferred shares — — — Regulatory capital financial instruments issued 1,231,089 1,153,045 1,081,031 b) As of June 30, 2022, December 31, 2021 and January 1, 2021, the changes in this caption are as follows: Preferred shares Subordinated bonds Bonds with no fixed maturity Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2022 — 1,153,045 — 1,153,045 New instruments issued — — — — Transaction costs — — — — Amortization of transaction costs deferred in the income statement — — — — Interest accrued at effective interest rate — 29,185 — 29,185 Acquisition or redemption by issuer — — — — Modifications on debt conditions — — — — Payment of interest to the holder — (27,376) — (27,376) Payment of principal to the holder — (2,267) — (2,267) Inflation indexation and/or the exchange rate adjustments — 59,800 — 59,800 Exchange differences — 18,702 — 18,702 Depreciation — — — — Valuation — — — — Expiration — — — — Conversion to common shares — — — — Other — — — — Balances as of June 30, 2022 — 1,231,089 — 1,231,089

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 163 Note 23 - Regulatory equity financial instruments issued, continued Preferred shares Subordinated bonds Bonds with no fixed maturity Total MCh$ MCh$ MCh$ MCh$ Balances as of January 1, 2021 — 1,081,031 — 1,081,031 New instruments issued — — — — Transaction costs — — — — Amortization of transaction costs deferred in the income statement — — — — Interest accrued at effective interest rate — 48,389 — 48,389 Acquisition or redemption by issuer — — — — Modifications on debt conditions — — — — Payment of interest to the holder — (46,911) — (46,911) Payment of principal to the holder — (6,826) — (6,826) Inflation indexation and/or the exchange rate adjustments — 55,117 — 55,117 Exchange differences — 22,245 — 22,245 Depreciation — — — — Valuation — — — — Expiration — — — — Conversion to common shares — — — — Other — — — — Balances as of December 31, 2021 — 1,153,045 — 1,153,045 c) As of June 30, 2022, December 31, 2021 and January 1, 2021, the Bank has not made interest payments on bonds with no fixed maturity date and preferred stock dividends. d) Below is a detail of the regulatory capital financial instruments issued due, for balances as of June 30, 2022, December 31, 2021 and January 1, 2021: • As of June 30, 2022, December 31, 2021 and January 01, 2021, the Bank does not present issuance or placement of subordinated bonds. • As of June 30, 2022, December 31, 2021 and January 1, 2021, the Bank has not issued or placed any bonds with no fixed maturity. • As of June 30, 2022, December 31, 2021 and January 1, 2021, the Bank has not issued any preferred shares.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 24 – Provisions for contingencies

As of June 30, 2022, December 31, 2021 and January 1, 2021, the Bank has recorded the following movements in its provisions:

a) Detail of provisions

	As of June 30 2022 MCh$	As of December 31 2021 MCh$	As of January 01 2021 MCh$
Provisions for employee benefit obligations	94,878	116,274	90,739
Provisions of a foreign bank branch for remittances of profits to its parent company	—	—	—
Provisions for restructuring plans	7,671	11,202	7,190
Provisions for trials and litigation	2,363	2,024	1,810
Provisions for obligations of loyalty programs and merits for clients	17,368	15,735	13,986
Provisions for operational risk	734	311	2,104
Other provisions for other contingencies	3,887	3,729	6,184
Total	**126,901**	**149,275**	**122,013**

b) The movement of provisions for the periods ended June 30, 2022, December 31, 2021 and January 1, 2021 is shown below:

	Provisions						
	Employee benefits and compensation (i)	Restructuring plans	lawsuits and litigation	Customer loyalty and merits program obligations	Other Provisions for contingencies	Operational risk	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2022	**116,274**	**11,202**	**2,024**	**15,735**	**3,729**	**311**	**149,275**
Provisions applied	(62,635)	(3,531)	(291)	(1,617)	—	—	**(68,074)**
Provisions established	68,710	—	815	3,040	89	422	**73,076**
Provisions released	(30,150)	—	(55)	—	(123)	—	**(30,328)**
Other movements	2,679	—	(130)	210	192	—	**2,951**
Balances as of June 30, 2022	**94,878**	**7,671**	**2,363**	**17,368**	**3,887**	**734**	**126,901**

	Provisions						
	Employee benefits and compensation (i)	Restructuring plans	lawsuits and litigation	Customer loyalty and merits program obligations	Other Provisions for contingencies	Operational risk	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2021	**90,739**	**7,190**	**1,810**	**13,986**	**6,183**	**—**	**119,908**
Provisions applied	(46,062)	—	(146)	(3,973)	—	—	**(50,181)**
Provisions established	170,962	4,012	4,039	5,712	464	311	**185,500**
Provisions released	(96,264)	—	(3,835)	—	(2,542)	—	**(102,641)**
Other movements	(3,101)	—	156	10	(376)	—	**(3,311)**
Balances as of December 31, 2021	**116,274**	**11,202**	**2,024**	**15,735**	**3,729**	**311**	**149,275**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 164

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 24 – Provisions for contingencies, continued

c) Provisions for employee benefit obligations

	Reference	As of June 30 2022 MCh$	As of December 31 2021 MCh$	As of January 01 2021 MCh$
Provision of short-term employee benefits		36,116	53,388	33,994
Provision of benefits to post-employment employees		—	—	—
Provision of long-term employee benefits	(1)	16,749	16,822	13,681
Provision of benefits to employees for termination of employment contract	(d.1) (d.3) (d.4)	11,009	11,042	3,375
Provision for payments to employees based on shares or equity instruments		—	—	—
Provision for obligations for defined contribution post-employment plans		—	—	—
Provision for obligations for post-employment defined benefit plans	(d.2)	26,245	26,889	31,531
Provision for other staff obligations	(2)	4,759	8,133	8,158
Total		94,878	116,274	90,739

(1) Includes the provision for the payment of performance bonuses, national holiday bonuses, year-end bonuses and other compensation of a similar nature to employees.
(2) During the year 2021, the Bank entered into an agreement consisting in the granting of an extraordinary long-term variable remuneration which will be paid in April 2025. The remuneration is determined based on a defined nominal amount which will be adjusted by the variation of the share price in the value of the shares; this will be settled in cash when the agreement milestones are met. As of June 30, 2022 and December 31, 2021, provisions of MCh$4,009 and MCh$3,277, respectively, have been recorded.

d) The detail of the main aspects of long-term employee benefits is presented below:

d.1) Compensation for years of service (long-term)

Description: Annual payment in the month in which the employee completes years of service (every 5 years, from 5 to 50 years of service) Colombia.

Financing: The method called "Projected Unit Credit" ("Projected Unit Credit") was used to determine the present value of the defined benefit obligation and the corresponding cost for services, For all active Plan participants, the "projected earned benefit" is based on the Plan formula and years of service as of the calculation date, but using average salary, social security benefits, etc,, projected to the date of calculation, age at which the employee is assumed to stop providing services, For inactive members instead, it is the total benefit, The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 165

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 166 Note 24 – Provisions for contingencies, continued The summary of the economic assumptions used for the periods June 30, 2022, December 31, 2021 and January 1, 2021 is as follows: As of June 30 2022 As of December 31 2021 As of January 01 2021% % % Assumptions Discount rate 6,25 7,00 5,00 Expected rate of salary increase 6,20 7,70 4,50 Movements in the present value of the obligation for this type of benefit and the amounts recognized in the Consolidated Income Statement are determined using the projected unit credit method and consist of the following: 2022 2021 MCh$ MCh$ Balances as of January 1 9,061 9,300 Net benefit cost (1,393) 656 Payment (525) (1,006) Provisions recorded — — Translation differences 547 111 Balances as of December 31 7,690 9,061 The detail of the net benefit cost is as follows: As of June 30 2022 As of December 31 2021 MCh$ MCh$ Current benefit cost 237 209 Reduction - cost of past services (1,841) — Interest expense on the obligation 211 447 Total (1,393) 656 d.2) Pension plan Description: Old Age or Survivors Pension in accordance with the Social Security Law in Colombia and benefits acquired with the Entity. Financing: The “Projected unit credit” method is the method used to determine the present value of the benefit obligation and the cost associated with it, Under this method, the obligation for benefits is the present value of the current benefits for past services, but calculating the plan benefit based on the projected salary on the date on which the participant is assumed to receive the benefit, The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 167 Note 24 – Provisions for contingencies, continued The detail of the net benefit cost is as follows: As of June 30 2022 As of December 31 2021 As of January 01 2021% % % Assumptions Discount rate 6.75 7.50 7.50 Expected rate of pay increase 3.70 5.20 5.20 Inflation rate 3.70 5.20 5.20 The detail of the movements of the balances of the Pension Plan is as follows: 2022 2021 MCh$ MCh$ Balances as of January 1 26,889 31,531 Interest expense on the obligation 1,020 1,606 Payment (1,763) (3,238) Actuarial losses (gains) (1,526) (3,389) Translation difference 1,625 379 Balances as of June 30 26,245 26,889 d.3) Retroactive severance plan Description: Retroactive severance plan prior to Law 50 of 1990 in Colombia. Financing: The method called “Projected Unit Credit” (“Projected Unit Credit”), in English, was used to determine the present value of the defined benefit obligation and the corresponding cost for services, For all active Plan participants, the “projected earned benefit” is based on the Plan formula and years of service as of the calculation date, but using average salary, social security benefits, etc,, projected to the date of calculation, age at which the employee is assumed to stop providing services, For inactive members instead, it is the total benefit, The plan does not have policies (therefore without reimbursements) or associated assets, being a structured financing according to the financial conditions of the entity. The summary of the economic assumptions is as follows: As of June 30 As of December 31 As of January 01 2022 2021 2021% % % Assumptions Discount rate 5.00 5.75 4.25 Expected rate of pay increase 6.20 7.70 4.50 Inflation rate 3.70 5.20 3.00

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 168 Note 24 – Provisions for contingencies, continued The movements for this benefit during the six-month period ended June 30, 2022 and 2021 are detailed below: 2022 2021 MCh$ MCh$ Balances as of January 1 297 296 Current service cost 51 109 Interest expense on debentures 7 11 Actuarial losses (gains) 6 (36) Payment of benefits (73) (87) Translation differences 18 4 Balances as of June 30 306 297 d.4) Retirement Bonus Plan Description: Payment of a fixed amount at the time of retirement for retirement. Financing: The method called "Projected unit credit" is the method used to determine the present value of the obligation for benefits and the cost associated with it, Under this method, the obligation for benefits is the present value of the current benefits for past services, but calculating the plan benefit based on the projected salary on the date on which the participant is supposed to receive the benefit. The summary of the economic assumptions is as follows: As of June 30 As of December 31 As of January 01 2022 2021 2021% % % Assumptions Discount rate 7.0 7.5 5.5 Expected rate of pay increase 5.7 7.2 4.0 Inflation rate 3.7 5.2 3.0 The amounts recognized for this benefit were as follows: 2022 2021 MCh$ MCh$ Balances at January 1 670 689 Current service cost (185) 49 Gastos por intereses en obligaciones 25 36 Actuarial losses (gains) (50) (97) Pago de beneficios (7) (17) Translation differences 40 10 Balances as of June 30 493 670

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 24 – Provisions for contingencies, continued

The effect recorded in the Interim Consolidated Statement of Other Comprehensive Income as of June 30, 2022 and 2021, is as follows:

	2022 MCh$	2021 MCh$
Pension plan	(1,527)	(1,278)
Retroactive severance plan	6	2
Retirement Bonus Plan	(50)	(34)
Total recognition of defined benefit obligations	**(1,571)**	**(1,310)**

Future payments

Future actuarial calculations may differ from the calculations presented, due to the following factors:

- The experience of the plans differs from those anticipated by the selected economic and demographic assumptions.
- Changes in economic and demographic assumptions.
- Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan).
- Changes in the characteristics of the plan or applicable law, and with respect to it, there are no significant events affecting the results presented since the last valuation.

Below is the detail of future payments for 2022 and 2021:

2022	Severance indemnity (long term) MCh$	Plan of pensions MCh$	Retroactive Severance plan MCh$	Plan bonus for retirement MCh$
Year 2022	485	1,009	(4)	69
Year 2023	1,172	2,620	59	44
Year 2024	1,172	2,556	70	50
Year 2025	930	2,532	31	41
Year 2026	834	2,502	16	43
Year 2027- 2032	4,891	11,835	45	209

2021	Severance indemnity (long term) MCh$	Plan of pensions MCh$	Retroactive Severance plan MCh$	Plan bonus for retirement MCh$
Year 2021	1,178	2,465	105	102
Year 2022	1,154	2,427	72	50
Year 2023	880	2,410	32	37
Year 2024	841	2,386	15	39
Year 2025	1,016	2,353	1	37
Year 2026 - 2030	4,883	11,085	90	227

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 169

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 170 Note 25 - Provisions for dividends, interest payments and valuation of issued bonds with no fixed maturity date a) The breakdown of the item as of June 30, 2022, December 31, 2021 and January 1, 2021 is as follows: As of June 30 2022 As of December 31 2021 As of January 1, 2021 Provision for payment of common stock dividends 72,445 83,342 — Provision for payment of dividends on preferred shares — — — Provision for payment of interest on bonds with no fixed term to maturity — — — Provision for bond repricing with no fixed term to maturity — — — Total 72,445 83,342 — b) The changes in this caption as of June 30, 2022, December 31, 2021 and January 1, 2021 are presented below: Provision for dividends Provision for payment of interest on bonds with no fixed term to maturity Provision for bond repricing with no fixed term to maturity MCh$ MCh$ MCh$ Balances as of January 1, 2022 83,342 — — Provisions recorded 72,445 — — Application of provisions (83,342) — — Release of provisions — — — Reclassifications — — — Other movements — — — Balances as of June 30, 2022 72,445 — — Provision for dividends Provision for payment of interest on bonds with no fixed term to maturity Provision for bond repricing with no fixed term to maturity MCh$ MCh$ MCh$ Balances as of January 1, 2021 — — — Provisions recorded 83,342 — — Application of provisions — — — Release of provisions — — — Reclassifications — — — Other movements — — — Balances as of December 31, 2021 83,342 — —

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 26 – Other provisions for credit risks

a) Details of other provisions for credit risk for the years ended June 30, 2022, December 31, 2021 and January 1, 2021 are summarized as follows:

Other provisions for credit risk	As of June 30 2022 MCh$	As of December 31 2021 MCh$	As of January 01 2021 MCh$
Provisions for contingent loans risk			
Collateral and guarantees	12,535	12,545	9,852
Confirmed foreign letters of credit	643	695	672
Transactions related to contingent payments	13,800	12,569	12,911
Available on demand credit lines	—	—	—
Other credit commitments	3,999	3,001	8,304
Available on demand credit lines with immediate cancellation	10,938	8,916	4,715
Commitments to purchase local currency debt abroad	143	48	14
Loans for higher education studies law No, 20,027 (CAE)	430	478	469
Other contingent credit	—	—	—
Subtotal	**42,488**	**38,252**	**36,937**
Provisions for country risk for transactions with debtors domiciled abroad	**6,225**	**6,064**	**5,072**
Other provisions for foreign loans	**—**	**—**	**—**
Additional provisions for loans			
Additional provisions for commercial loans	94,199	76,851	53,373
Additional provisions for mortgage loans	12,022	12,022	15,500
Additional provisions for consumer loans	50,438	44,450	68,975
Subtotal	**156,659**	**133,323**	**137,848**
Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment			
Adjustment to minimum allowance for domestic Interbank loans	—	—	—
Adjustment to minimum allowance for domestic commercial loans	—	—	—
Adjustment to minimum allowance for domestic contingent loans	—	—	—
Adjustment to minimum allowance for foreign Interbank loans	—	—	—
Adjustment to minimum allowance for foreign commercial loans	—	—	—
Adjustment to minimum allowance for foreign loans abroad	—	—	—
Subtotal	**—**	**—**	**—**
Provisions made for credit risk as a result of supplementary prudential requirements			
Provisions for commercial loans	—	—	—
Provisions for mortgage loans	—	—	—
Provisions for consumer loans	—	—	—
Subtotal	**—**	**—**	**—**
Total	**205,372**	**177,639**	**179,857**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 171

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 172 Note 26 - Other provisions for credit risk, continued b) The movement recorded in the results for provisions for the periods ended June 30, 2022, December 31, 2021 and January 1, 2021 is summarized as follows: Provisions for country risk for transactions with debtors domiciled abroad Special provisions for foreign loans Additional provisions for placements Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment Provisions as a result of complementary prudential requirements Balance as of January 1, 2022 6,064 — 133,323 — — Provisions established 1,581 — 21,668 — — Provisions applied — — — — — Provisions released (1,752) — — — — Other changes in provisions 332 — 1,668 — — Balance as of June 30, 2022 6,225 — 156,659 — — Provisions for country risk for transactions with debtors domiciled abroad Special provisions for foreign loans Additional provisions for placements Provisions for adjustments to the minimum required provision for normal portfolio with individual assessment Provisions as a result of complementary prudential requirements Balance as of January 1, 2021 5,072 — 137,848 — — Provisions established 2,730 — 34,500 — — Provisions applied — — — — — Provisions released (2,301) — (39,025) — — Other changes in provisions 563 — — — — Balance as of December 31, 2021 6,064 — 133,323 — —

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 26 - Other provisions for credit risk, continued

c) Details of Contingent Credits for the years ended June 30, 2022, December 31, 2021 and January 1, 2021 are summarized as follows:

Credit risk exposure	Exposure for contingent loans before provisions						Provisions recorded						Exposure
Contingent loan exposure	Normal portfolio		Substandard Portfolio	Portfolio in default			Normal portfolio		Substandard Portfolio	Portfolio in default			net credit risk
As of June 30, 2022	Evaluation		Evaluation	Evaluation		Total	Evaluation		Evaluation	Evaluation		Total	of loans
(in MCh$)	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		contingent
Guarantees and sureties	520,369	930	753	13,390	—	535,442	(3,798)	(22)	(11)	(8,703)	—	(12,534)	522,908
Letters of credit for goods movement transactions	41,894	531	21	—	91	42,537	(587)	(14)	(3)	—	(39)	(643)	41,894
Commitments to purchase local currency debt abroad	31,742	—	25	—	—	31,767	(143)	—	(1)	—	—	(144)	31,623
Transactions related to contingent events	1,200,388	30,090	8,516	3,607	1,591	1,244,192	(9,342)	(683)	(949)	(2,026)	(801)	(13,801)	1,230,391
Undrawn lines of credit with immediate cancellation	201,441	966,254	1,684	127	12,717	1,182,223	(634)	(3,612)	(62)	(63)	(6,565)	(10,936)	1,171,287
Unrestricted lines of credit	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans for higher education studies law No, 20,027 (CAE)	—	53,114	—	—	859	53,973	—	(394)	—	—	(37)	(431)	53,542
Other irrevocable credit commitments	268,450	—	—	11,022	—	279,472	(2,946)	—	—	(1,053)	—	(3,999)	275,473
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,264,284	1,050,919	10,999	28,146	15,258	3,369,606	(17,450)	(4,725)	(1,026)	(11,845)	(7,442)	(42,488)	3,327,118

Credit risk exposure	Exposure for contingent loans before provisions						Provisions recorded						Exposure
Contingent loan exposure	Normal portfolio		Substandard Portfolio	Portfolio in default			Normal portfolio		Substandard Portfolio	Portfolio in default			net credit risk
As of December 31, 2021	Evaluation		Evaluation	Evaluation		Total	Evaluation		Evaluation	Evaluation		Total	of loans
(in MCh$)	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		contingent
Guarantees and sureties	567,706	464	95	12,214	—	580,479	(4,586)	(10)	(10)	(7,939)	—	(12,545)	567,934
Letters of credit for goods movement transactions	55,667	404	230	—	—	56,301	(659)	(11)	(25)	—	—	(695)	55,606
Commitments to purchase local currency debt abroad	11,023	—	—	—	—	11,023	(48)	—	—	—	—	(48)	10,975
Transactions related to contingent events	1,106,319	13,240	10,872	3,491	267	1,134,189	(9,308)	(292)	(1,122)	(1,729)	(118)	(12,569)	1,121,620
Undrawn lines of credit with immediate cancellation	258,760	1,777,182	4,113	376	10,025	2,050,456	(1,232)	(4,457)	(384)	(209)	(2,634)	(8,916)	2,041,540
Unrestricted lines of credit	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans for higher education studies law No, 20,027 (CAE)	—	57,339	—	—	823	58,162	—	(442)	—	—	(36)	(478)	57,684
Other irrevocable credit commitments	304,394	—	—	—	—	304,394	(3,001)	—	—	—	—	(3,001)	301,393
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,303,869	1,848,629	15,310	16,081	11,115	4,195,004	(18,834)	(5,212)	(1,541)	(9,877)	(2,788)	(38,252)	4,156,752

Credit risk exposure	Exposure for contingent loans before provisions						Provisions recorded						Exposure
Contingent loan exposure	Normal portfolio		Substandard Portfolio	Portfolio in default			Normal portfolio		Substandard Portfolio	Portfolio in default			net credit risk
As of January 1, 2021	Evaluation		Evaluation	Evaluation		Total	Evaluation		Evaluation	Evaluation		Total	of loans
(in MCh$)	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group		contingent
Guarantees and sureties	448,049	145	18,316	11,283	—	477,793	(3,632)	(3)	(5,089)	(1,128)	—	(9,852)	467,941
Letters of credit for goods movement transactions	26,251	160	434	2	—	26,847	(617)	(4)	(49)	(2)	—	(672)	26,175
Commitments to purchase local currency debt abroad	2,775	—	—	—	—	2,775	(14)	—	—	—	—	(14)	2,761
Transactions related to contingent events	859,730	9,894	10,742	4,674	292	885,332	(9,112)	(209)	(1,238)	(2,210)	(142)	(12,911)	872,421
Undrawn lines of credit with immediate cancellation	248,152	1,086,424	2,849	385	5,081	1,342,891	(985)	(1,290)	(251)	(226)	(1,963)	(4,715)	1,338,176
Unrestricted lines of credit	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans for higher education studies law No, 20,027 (CAE)	9,904	76,502	—	—	1,003	87,409	(22)	(423)	—	—	(24)	(469)	86,940
Other irrevocable credit commitments	179,714	—	15,352	—	—	195,066	(1,568)	—	(6,736)	—	—	(8,304)	186,762
Other contingent loans	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	1,774,575	1,173,125	47,693	16,344	6,376	3,018,113	(15,950)	(1,929)	(13,363)	(3,566)	(2,129)	(36,937)	2,981,176

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 173

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 26 – Other provisions for credit risk, continued

d) Summary of changes in provisions - Contingent credits:

	Changes in provisions recorded, by portfolio, in the periods			
	Normal portfolio Evaluation	Substandard Portfolio	Portfolio in default Evaluation	Total
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2022	**(25,202)**	**(1,541)**	**(11,509)**	**(38,252)**
Recording/(release) of provisions for:				
Change in measurement, without portfolio reclassification, during the periods:	930	(19)	(381)	530
Change in measurement due to portfolio reclassification from inception to end of periods [portfolio from (-) to (+)]:	1,226	16	(3,825)	(2,583)
Normal Individual up to Substandard	133	(369)	—	(236)
Normal individual up to Individual default	(13)	—	(198)	(211)
Substandard up to individual default	—	80	(656)	(576)
Substandard up to Normal Individual	31	87	—	118
Individual default up to Substandard	—	(1)	25	24
Individual default up to Normal Individual	—	—	—	—
Group normal up to Group default	352	—	(3,484)	(3,132)
Group default up to Group normal	3	—	750	753
Individual (normal, substandard, default) up to Group (normal, default)	774	219	(262)	731
Group (normal, default) up to Individual (normal, substandard, default)	(54)	—	—	(54)
New contingent loans granted	(10,142)	(556)	(1,991)	(12,689)
Contingent credits due to conversion to loans	5,354	69	1,141	6,564
Changes in models and methodologies	5,010	—	—	5,010
Exchange rate differences	(849)	(25)	(1,265)	(2,139)
Other changes in provisions	1,498	1,030	(1,457)	1,071
Balances as of June 30, 2022	**(22,175)**	**(1,026)**	**(19,287)**	**(42,488)**

	Changes in provisions recorded, by portfolio, in the periods			
	Normal portfolio Evaluation	Substandard Portfolio	Portfolio in default Evaluation	Total
	MCh$	MCh$	MCh$	MCh$
Balance as of January 1, 2021	**(20,305)**	**(13,368)**	**(3,264)**	**(36,937)**
Recording/(release) of provisions for:	—		—	—
Change in measurement, without portfolio reclassification, during the periods:	(6,266)	(361)	(1,157)	(7,784)
Change in measurement due to portfolio reclassification from inception to end of periods [portfolio from (-) to (+)]:	1,151	4,596	(11,805)	(6,058)
Normal Individual up to Substandard	542	(1,098)	—	(556)
Normal individual up to Individual default	2	—	(14)	(12)
Substandard up to individual default	—	5.046	(8,463)	(3,417)
Substandard up to Normal Individual	(275)	652	—	377
Individual default up to Substandard	—	(4)	33	29
Individual default up to Normal Individual	—	—	—	—
Group normal up to Group default	898	—	(4,514)	(3,616)
Group default up to Group normal	(15)	—	1,130	1,115
Individual (normal, substandard, default) up to Group (normal, default)	—	—	—	—
Group (normal, default) up to Individual (normal, substandard, default)	(1)	—	23	22
New contingent loans granted	(19,949)	(953)	(2,309)	(23,211)
Contingent credits due to conversion to loans	5.033	2.402	1.630	9.065
Changes in models and methodologies	1.217	321	599	2.137
Exchange rate differences	(1,187)	(990)	(1,228)	(3,405)
Other changes in provisions	15.104	6.812	6.025	27.941
Balances as of December 31, 2021	**(25,202)**	**(1,541)**	**(11,509)**	**(38,252)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 174

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 175 Note 27 - Other Liabilities As of June 30, 2022, December 31, 2021 and January 01, 2021, the composition of the item is as follows: As of June 30 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Cash collateral received for derivative financial transactions 304,229 196,012 310,713 Accounts payable for intermediation of financial instruments 25,219 24,428 24,572 Accounts payable to third parties (1) 109,329 96,561 80,774 Other accounts and notes payable to third parties 203,407 296,405 205,697 Agreed dividends payable (2) 273 244 246 Valuation adjustments for macro hedges 1,342 — — Liabilities for revenues from ordinary activities arising from contracts with customers (3) 14,611 16,516 22,734 VAT debit payable 10,239 10,065 8,038 Other cash collateral received 62 58 44 Pending transactions 12,500 14,844 4,960 Other liabilities 21,815 26,620 15,557 Total 703,026 681,753 673,335 (1) This group includes obligations that do not correspond to business operations, such as price balances for purchases of materials, price balances or obligations under leasing contracts for the acquisition of fixed assets or provisions for expenses pending payment. (2) Correspond to approved dividends pending payment. (3) Corresponds to commissions associated with the financial advisory and insurance brokerage businesses that must be deferred in accordance with the applicable accounting standards.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 176 Note 28 - Equity a) Movements in equity accounts and reserves (attributable to the equity holders of the Bank) As of June 30, 2022, December 31, 2021, and January 01, 2021 the paid capital of the Bank is represented by ordinary shares subscribed and paid, without nominal value, as presented below: Number of ordinary shares As of June 30, As of December 31, As of January 01, 2022 2021 2021 Issued as of January 1, 973,517,871,202 512,406,760,091 512,406,760,091 Issuance of paid shares — 461,111,111,111 — Issuance of shares pending payment — — — Repurchase of own shares — — — Sale of own shares — — — Total 973,517,871,202 973,517,871,202 512,406,760,091 • Subscribed and paid shares As of June 30, 2022 and December 31, 2021, the Banks capital is represented by 973,517,871,202 ordinary shares subscribed and paid, for a total of MCh$2,687,951. During the last trimester 2021 the Bank carried out a capital increase process, where were subscribed and paid 461,111,111,111 ordinary shares, As of January 01, 2021, the paid in capital of the Bank is represented by 512,406,760,091 subscribed and paid-in common shares, without par value, for a total of MCh$1,862,826. • Purchase and sale of own shares During the six-month period ended June 30, 2022, there were no transactions for the purchase and sale of company-issued shares During fiscal year 2021, the bank entered into a capital increase process where the aforementioned shares were subscribed.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 28 - Equity, continued

List of major shareholders

The shareholders list as of June 30, 2022, December 31, 2021 and January 01, 2021 is as follows:

Company name or shareholder name	Shares					
	As of June 30, 2022		As of December 31, 2021		As of January 1, 2021	
	No. of shares	Ownership % (3)	No. of shares	Ownership % (3)	No. of shares	Ownership % (3)
Itaú Unibanco	**544,749,046,365**	**55,96 %**	**551,015,065,630**	**56,60 %**	**200,966,823,626**	**39,22 %**
Itaú Unibanco Holding S.A. (1)	256,035,852,654	26,30 %	256,035,852,654	26,30 %	115,039,610,411	22,45 %
ITB Holding Brasil Participaçoes Ltda,	242,989,430,571	24,96 %	242,989,430,571	24,96 %	62,567,655,359	12,21 %
CGB II SpA	18,011,182,273	1,85 %	24,277,201,538	2,49 %	10,908,002,836	2,13 %
CGB III SpA	4,006,137,826	0,41 %	4,006,137,826	0,41 %	1,800,000,000	0,35 %
Saga II SpA	15,579,424,880	1,60 %	15,579,424,880	1,60 %	7,000,000,000	1,37 %
Saga III SpA	8,127,018,161	0,84 %	8,127,018,161	0,83 %	3,651,555,020	0,71 %
Saieh family	**117,524,860,047**	**12,07 %**	**139,150,760,455**	**14,29 %**	**140,835,760,455**	**27,49 %**
Corp Group Banking S.A. (2)	112,816,949,665	11,59 %	134,442,850,073	13,81 %	136,127,850,073	26,57 %
Compañía Inmobiliaria y de Inversiones Saga SpA	4,707,910,382	0,48 %	4,707,910,382	0,48 %	4,707,910,382	0,92 %
International Finance Corporation	**—**	**— %**	**18,974,820,165**	**1,95 %**	**17,017,909,711**	**3,32 %**
Other	**311,243,964,790**	**31,97 %**	**264,377,224,952**	**27,16 %**	**153,586,266,299**	**29,97 %**
Stockbrokers	149,835,623,381	15,39 %	140,668,223,148	14,45 %	80,382,817,848	15,69 %
ADR holders and foreign institutionl investors	82,062,651,679	8,43 %	54,904,718,599	5,64 %	35,127,077,810	6,86 %
Local institutional investors	68,398,423,725	7,03 %	57,548,753,873	5,91 %	25,351,261,131	4,95 %
Other minority shareholders	10,947,266,005	1,12 %	11,255,529,332	1,16 %	12,725,109,510	2,48 %
Total	**973,517,871,202**	**100,00 %**	**973,517,871,202**	**100 %**	**512,406,760,091**	**100 %**

(1) Includes 103,736,846,776 shares owned by ITB Holding Brasil Participações Ltda, under custody.
(2) Includes 36,000,000 shares owned by Corp Group Banking S.A. under custody.
(3) The percentages included in this column have been rounded for ease of presentation, These Percentages have been calculated on the basis of the unrounded figures presented in the "No, Shares" column.

b) Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 24, 2022, the shareholders agreed to distribute profits for MCh$83,342 representing 30% of the profits for 2021.

	Income attributable to equity holders of Banks	Allocated to reserves and retained earnings	Allocated to dividends	Percentage distributed	Number of Shares	Dividends per share
	MCh$	MCh$	MCh$	%		CLP
Year 2021, (Shareholders Meeting March 2022)	279,765	196,423	83,342	30 %	973,517,871,202	0,08561
Year 2020, (Shareholders Meeting March 2021)	31,621	—	—	— %	512,406,760,091	—
Year 2019, (Shareholders Meeting March 2020)	127,065	—	127,065	100 %	512,406,760,091	0,24798

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 177

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 178 Note 28- Equity, continued Below is the composition of the basic and diluted profit, attributable to the owners of the Bank, as of June 30, 2022, December 31, 2021 and January 1, 2021. For the three-month periods ended For the six-month periods ended As of June 30, 2022 As of June 30, 2021 As of June 30, 2022 As of June 30, 2021 Basic earnings and diluted earnings No. shares No. shares No. shares Amount No. shares Amount No. shares Amount Millions MCh$ Millions MCh$ Millions MCh$ Millions MCh$ Basic earnings per share Net income for the period/year — 135,339 — 67,593 — 241,506 — 160,579 Weighted average number of outstanding shares 973,518 — 598,861 — 973,518 — 598,861 — Assumed convertible debt conversion — — — — — — — — Adjusted number of shares 973,518 — 598,861 — 973,518 — 598,861 — Basic earnings per share (Chilean pesos) — 0,139 — 0,113 — 0,248 — 0,268 Diluted earnings per share Net income for the period/year — 135,339 — 67,593 — 241,506 — 160,579 Weighted average number of outstanding shares 973,518 — 598,861 — 973,518 — 598,861 — Dilutive effects: Assumed convertible debt conversion — — — — — — — — Conversion of common shares — — — — — — — — Options rights — — — — — — — — Adjusted number of shares 973,518 — 598,861 — 973,518 — 598,861 — Diluted earnings per share (Chilean pesos) — 0,139 — 0,113 — 0,248 — 0,268

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 28 - Equity, continued

As of June 30, 2022 and June 30, 2021, there were no dilutive effects.

c) Valuation accounts

Financial instruments to FVTOCI Includes accumulated net changes in the fair value of investments at fair value with effect on other comprehensive income.

Equity instruments designated to FVTOCI Includes the accumulated net changes in the fair value of investments at fair value with effect on other comprehensive income, These results come mainly from minority investments, which are not recyclable.

Cash flows hedge: It includes the effects of hedges on the Bank's exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results for the year.

Investment in foreign operations hedge: Corresponds to adjustments for hedges of net investment in foreign business.

Conversion reserves It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Itaú Corpbanca (Chilean peso).

Defined benefits obligations reserves: This includes the effects of applying IAS 19 "Employee Benefits".

Minority investments Includes the accumulated net changes in the fair value of minority investments.

The following are the equity effects and income taxes attributable to the owners of the Bank for years ended June 30, 2022 and December 31, 2021:

As of June 30, 2022	ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME					ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME			Total
	Financial Instruments at FVTOCI	Cash flow hedge	Hedge of net investments in foreign operations	Exchange differences on investment in Colombia and	Subtotal	Equity Instruments Defined at FVTOCI	Defined benefits obligations	Subtotal	
	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$		MCh$
Comprehensive income for the year									
Balances as of January 1, 2022	**(24,991)**	**40,700**	**(24,646)**	**15,354**	**6,417**	**1,958**	**(5,147)**	**(3,189)**	**3,228**
Effects for the period	(14,139)	(6,792)	(56,237)	55,852	(21,316)	426,00	769,00	1,195,00	(20,121)
Dismantled accounting hedges highly probable transactions	—	(61,330)	—	—	(61,330)	—	—	—	(61,330)
Balances as of June 30, 2022	**(39,130)**	**(27,422)**	**(80,883)**	**71,206**	**(76,229)**	**2,384**	**(4,378)**	**(1,994)**	**(78,223)**
Income taxes related to components of other comprehensive income									
Balances as of January 1, 2022	**(1,311)**	**(20,871)**	**18,829**	**—**	**(3,353)**	**—**	**1,994**	**1,994**	**(1,359)**
Effects for the period	5,889	9,885	5,947	—	21,721	—	(470)	(470)	21,251
Dismantled accounting hedges highly probable transactions	—	16,559	—	—	16,559	—	—	—	16,559
Balances as of June 30, 2022	**(4,578)**	**(5,573)**	**(24,776)**	—	**(34,927)**	—	**(1,524)**	**(1,524)**	**(36,451)**
Balances net of June 30, 2022	**(34,552)**	**(21,849)**	**(56,107)**	**71,206**	**(41,302)**	**2,384**	**(2,854)**	**(470)**	**(41,772)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 179

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 28 - Equity, continued

As of December 31, 2021	ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME					ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME			Total
	Financial Instruments at FVTOCI	Cash flow hedge	Hedge of net investments in foreign operations	Exchange differences on investment in Colombia and	Subtotal	Equity Instruments Defined at FVTOCI	Defined benefits obligations	Subtotal	
	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$		MCh$
Comprehensive income for the year									
Balances as of January 1, 2021	**29,993**	**(8,621)**	**63,339**	**(26,326)**	**58,385**	**1,994**	**(8,116)**	**(6,122)**	**52,263**
Effects for the period	(54,984)	49,321	(27,158)	41,680	8,859	(36)	2,969	2,933	11,792
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge	—	—	(60,827)	—	(60,827)	—	—	—	(60,827)
Subtotal as of December 31, 2021	**(24,991)**	**40,700**	**(24,646)**	**15,354**	**6,417**	**1,958**	**(5,147)**	**(3,189)**	**3,228**
Income taxes related to components of other comprehensive income									—
Balances as of January 1, 2021	**(11,420)**	**(40)**	**(15,168)**	**—**	**(26,628)**	**—**	**2,232**	**2,232**	**(24,396)**
Effects for the period	10,109	(20,831)	17,331	—	6,609	—	(238)	(238)	6,371
Reclassifications due to the discontinuation of the net investment in Itaú Corpbanca Colombia hedge	—	—	16,666	—	16,666	—	—	—	16,666
Subtotal as of December 31, 2021	(1,311)	(20,871)	18,829	—	(3,353)	—	1,994	1,994	(1,359)
Balances as of December 31, 2021	**(26,302)**	**19,829**	**(5,817)**	**15,354**	**3,064**	**1,958**	**(3,153)**	**(1,195)**	**1,869**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 180

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 28 - Equity, continued

d) Reserves

This item is made up of amounts generated by concepts such as the business combination between Banco Itaú Chile and CorpBanca in 2016, investments after the initial purchase of Colombia in 2019 and 2022, loss absorption in 2020 and first-rate adjustments application years 2008 and 2022, the amounts of the item are as follows: MCh$236,237, MCh$473,520and MCh$431,432 as of June 30, 2022, December 31, 2021 and January 1, 2021, respectively.

e) Retained earnings from prior years

Corresponds to undistributed earnings to shareholders for a total of MCh$194,464 as of June 30, 2022, As of December 31 and January 1, 2021, no retained earnings are recorded because they were absorbed by the losses recorded in fiscal year 2020 for MCh$769,137.

f) Non-controlling interest

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year, The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below:

As of June 30, 2022 and for the year ended that date:

Subsidiary company	Non-controlling	Equity	Income	Financial intruments at FVTOCI (1)	Other comprehensive income: Exchange differences on translation	Hedge of net investment in foreign	obligations over benefits Defined	Taxes Deferred	Total Other income comprehensive	Income comprehensive
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Itaú Corredor de Seguro Colombia S.A.	0,013%	—	—	—	—	—	—	—	—	—
Itaú Corpbanca Colombia S.A. And subsidiaries	0,538%	3,256	22	(87)	23	(15)	4	27	(48)	(26)
Total	0	3,256	22	(87)	23	(15)	4	27	(48)	(26)

As of December 31, 2021 and for the year ended that date:

Subsidiary company	Non-controlling	Equity	Income	Financial intruments at FVTOCI (1)	Other comprehensive income: Exchange differences on translation	Hedge of net investment in foreign	obligations over benefits Defined	Taxes Deferred	Total Other income comprehensive	Income comprehensive
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Itaú Corredor de Seguro Colombia S.A.	20,015 %	486	74	—	—	—	—	—	—	74
Itaú Corpbanca Colombia S.A. And subsidiaries	12,900 %	72,572	930	(3,380)	2,921	1,817	440	1,876	623	1,553
Total	33	73,058	1,004	(3,380)	2,921	1,817	440	1,876	623	1,627

(1) Equity instruments at fair value through other comprehensive income.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 181

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 28 - Equity, continued

The detail of the movements of the non-controlling interest for the six-month period ended June 30, 2022 and for the year ended December 31, 2021, is as follows:

	As of June 30, 2022 MCh$	As of December 31 2021 MCh$
Balances at January 1	**74,700**	**73,264**
Comprehensive income for the year	26	1,436
Effects of change of ownership	(71,418)	—
Final balances	**3,256**	**74,700**

Itaú Corpbanca's main subsidiary with non-controlling interest is as follows:

Entity name	Country	Main Business	As of June 30 2022		As of December 31 2021		As of January 01 2021	
			Ownership percentage	Non-controlling interest	Ownership percentage	Non-controlling interest	Ownership percentage	Non-controlling interest
Itaú Corpbanca Colombia S.A. And subsidiaries	Colombia	Banking activities	99,462 %	0,538 %	87,100 %	12,900 %	87,100 %	12,900 %

Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows:

Summary of Statements of Financial Position	As of June 30, 2022 MCh$	As of December 31 2021 MCh$	As of January 01 2021 MCh$
Current assets	6,515,730	6,084,224	5,177,419
Current liabilities	(3,970,102)	(4,021,720)	(3,184,281)
Net current assets (liabilities)	**2,545,628**	**2,062,504**	**1,993,138**
Non-current assets	803,417	712,102	856,927
Non-current liabilities	(2,684,407)	(2,203,537)	(2,286,951)
Net non-current assets (liabilities)	**(1,880,990)**	**(1,491,435)**	**(1,430,024)**
Total net assets (liabilities)	**664,638**	**571,069**	**563,114**
Accumulated non-controlling interest	**3,256**	**74,125**	**72,511**

Interim Statement of Income	For the three-month periods ended June 30,		For the six-month periods ended June 30,	
	2022 MCh$	2021 MCh$	2022 MCh$	2021 MCh$
Interest and indexation income	123,686	78,472	220,481	164,036
Income for the year	259	343	4,130	11,542
Income attributable to non-controlling interest	**1**	**45**	**22**	**1,491**

Summary of the Interim Statement of Cash Flows	For the three-month periods ended June 30,		For the six-month periods ended June 30,	
	2022 MCh$	2021 MCh$	2022 MCh$	2021 MCh$
Net cash flows provided by (used in) operating activities	(72,501)	(146,494)	(343,034)	(147,595)
Net cash flows provided by (used in) investing activities	(151,712)	173,805	(159,877)	109,378
Net cash flows provided by (used in) financing activities	(48,923)	62,361	(69,933)	72,569
Net increase (decrease) in cash flows	**(273,136)**	**89,672**	**(572,844)**	**34,352**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 182

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 28 - Equity, continued

g) Consolidated comprehensive income for the period

Concepts	For the three-month periods ended as of June 30, 2022 Equity holders of the Bank MCh$	2022 Non Interest controlling MCh$	2022 Total MCh$	2,021 Equity holders of the Bank MCh$	2,021 Non Interest controlling MCh$	2,021 Total MCh$
Consolidated income for the period	**135,338**	**1**	**135,339**	**67,558**	**35**	**67,593**
Other comprehensive income before taxes						
ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME						
Defined benefits obligation	1,180	23	1,203	1,192	177	1,369
Changes in the fair value of equity investments designated at fair value through other comprehensive income	266	(8)	258	(754)	(1)	(755)
Income tax on other comprehensive income that will not be classified as income						
Defined benefit obligation	(442)	(2)	(444)	(218)	(54)	(272)
Subtotal	**1,004**	**13**	**1,017**	**220**	**122**	**342**
ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME						
Changes in the fair value of financial assets at fair value through other comprehensive income	(14,754)	(51)	(14,805)	(78,751)	(553)	(79,304)
Exchange differences	68,824	(116)	68,708	(7,343)	(270)	(7,613)
Hedge of net investment in foreign operations	(40,546)	47	(40,499)	5,088	—	5,088
Cash flows hedge	(1,683)	(15)	(1,698)	19,039	(29)	19,010
Subtotal	**11,841**	**(135)**	**11,706**	**(61,967)**	**(852)**	**(62,819)**
Income tax on other comprehensive income that can be classified as income						
Changes in the fair value of financial assets at fair value through other comprehensive income	3,987	14	4,001	(3,276)	174	(3,102)
Hedge of net investment in foreign operations	11,833	16	11,849	367	—	367
Cash flows hedge	(533)	(5)	(538)	(5,154)	5	(5,149)
Subtotal	**15,287**	**25**	**15,312**	**(8,063)**	**179**	**(7,884)**
Other comprehensive income for the year	**28,132**	**(97)**	**28,035**	**(69,810)**	**(551)**	**(70,361)**
Comprehensive income for the year	**163,470**	**(96)**	**163,374**	**(2,252)**	**(516)**	**(2,768)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 183

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 28 - Equity, continued

Concepts	For the six-month periods ended as of June 30,					
	2022			2,021		
	Equity holders of the Bank MCh$	Non Interest controlling MCh$	Total MCh$	Equity holders of the Bank MCh$	Non Interest controlling MCh$	Total MCh$
Consolidated income for the period	**241,484**	**22**	**241,506**	**159,080**	**1,499**	**160,579**
Other comprehensive income before taxes						
ELEMENTS THAT WILL NOT BE RECLASSIFIED IN INCOME						
Defined benefits obligation	769	4	773	1,645	244	1,889
Changes in the fair value of equity investments designated at fair value through other comprehensive income	426	3	429	(727)	—	(727)
Income tax on other comprehensive income that will not be classified as income						
Defined benefit obligation	(470)	(3)	(473)	(345)	(73)	(418)
Subtotal	**725**	**4**	**729**	**573**	**171**	**744**
ELEMENTS THAT WILL BE RECLASSIFIED IN INCOME						
Changes in the fair value of financial assets at fair value through other comprehensive income	(14,139)	(77)	(14,216)	(115,805)	(2,935)	(118,740)
Exchange differences	55,852	10	55,862	(30,255)	(3,468)	(33,723)
Hedge of net investment in foreign operations	(56,237)	(12)	(56,249)	(4,567)	—	(4,567)
Cash flows hedge	(68,122)	(3)	(68,125)	12,103	(484)	11,619
Subtotal	**(82,646)**	**(82)**	**(82,728)**	**(13,.524)**	**(6,887)**	**(145,411)**
Income tax on other comprehensive income that can be classified as income						
Changes in the fair value of financial assets at fair value through other comprehensive income	5,889	29	5,918	8,181	925	9,106
Hedge of net investment in foreign operations	5,947	5	5,952	2,974	—	2,974
Cash flows hedge	26,444	(4)	26,440	(1,442)	401	(1,041)
Subtotal	**38,280**	**30**	**38,310**	**9,713**	**1,326**	**11,039**
Other comprehensive income for the year	**(43,641)**	**(48)**	**(43,689)**	**(128,238)**	**(5,390)**	**(133,628)**
Comprehensive income for the year	**197,843**	**(26)**	**197,817**	**30,842**	**(3,891)**	**26,951**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 184

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 185 Note 29- Contingencies and Commitments a) Lawsuits and Legal Proceedings Lawsuits in Chile against the Bank with provision As of the date of issuance of these Interim Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business, They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. The amount of the claims amounts to approximately MCh$45,917 as of June 30, 2022 (MCh$29,445 as of December 31, 2022), However, Management’s opinion based on reports from the Legal Division as of June 30, 2021, attended the procedural state of said trials, it is not possible at this time to conclude whether these could result in significant losses not contemplated by the Bank in these Interim Consolidated Financial Statements Notwithstanding the above, as of June 30, 2022, provisions amounted to MCh$746 (MCh$251 as of December 31, 2021) are maintained. Itaú Corpbanca Colombia S.A. Itaú Corpbanca Colombia S.A.and its subsidiaries are involved in civil, administrative and labor proceedings, The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets. Such claims amounts to Mch$40,809 as of June 30, 2022 (MCh$49,726, as of December, 31 2021), According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$2.021 as of June 30, 2022 (MCh$464 as of December 31, 2021). Itaú Administradora General de Fondos S.A. Itaú Administradora General de Fondos S.A. faces processes against civil and administrative characteristics, which correspond mainly to operations associated with the administration of funds. The amount of these proceedings totals MCh$95 million, plus an indemnity for damages in the total amount of MCh$39 million as of June 30, 2022, which has not been provided for in accordance with the best possible estimate of the outcome of these proceedings. b) Commitments Transaction Agreement On January 29, 2014, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (together “CorpGroup”), Itaú-Unibanco Holding S.A., Corpbanca, and Banco Itaú Chile, entered into a contract called "Transaction Agreement" (hereinafter, the "Transaction Agreement" or the "TA") as amended, supplemented and replaced from time to time; in accordance with the contract, they agreed a strategic association of their operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú Chile, which was renamed “Itaú Corpbanca” and took place on April 1, 2016.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 186 Note 29- Contingencies and Commitments, continued 1. Acquisition of shares of Itaú Corpbanca Colombia owned by CorpGroup The Transaction Agreement also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12,36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup held (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares, The purchase price agreed will be US$3,5367 per share, amounting to US$329,997,749,30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2,7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. By Resolution No, 8159 dated December 28, 2021, and in accordance with the provisions of Article 76 et seq, of the General Banking Law, the Financial Market Commission authorized Itaú Corpbanca to make investments abroad consisting of: i) incorporating a simplified joint stock company in the Republic of Colombia, called Itaú Holding Colombia S.A.S,, as a subsidiary of the Bank; ii) to acquire, directly and indirectly, through Itaú Holding Colombia S.A.S,, a total of up to 93,306,684 shares of its subsidiary Itaú Corpbanca Colombia S.A., equivalent to 12,36% of its ownership,In accordance with Article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions (currently CMF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in Article 78 of the aforementioned law. Additionally, in the case of banks incorporated in Colombia, a possible acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Colombian Financial Superintendency (SFC). On February 22, 2022, Itaú Corpbanca acquired, directly and indirectly, all of the shares of Itaú Corpbanca Colombia S.A. owned by CorpGroup Interhold S.p.A., CorpGroup Banking S.A. and CG Financial Colombia S.A.S,, representing approximately 12,36% of the share capital of Itaú Corpbanca Colombia S.A., for a total price of US$414,142,063,65. As a result of these acquisitions, Itaú Corpbanca owns, directly and indirectly, approximately 99.4617% of the capital stock of Itaú Corpbanca Colombia S.A., being its direct interestapproximately 94.99%. Itaú Corpbanca directly acquired approximately 7,89% of the capital stock of Itaú Corpbanca Colombia and its new subsidiary in Colombia - Itaú Holding Colombia S.A.S, - acquired the remaining approximately 4,47%, With respect to the latter, the creation in Colombia of the subsidiary Itaú Holding Colombia S.A.S,, whose capital stock is wholly owned by Itaú Corpbanca, was duly authorized by the Financial Market Commission and by the Central Bank of Chile for such purpose. 2. Acquisitions of MCC Entities In accordance with the Transaction Agreement and Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc,, MCC Asesorías SpA, and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions. The Board of Directors’ authorization to acquire the MCC entities under the Transaction Agreement and in accordance with the provisions of Title XVI of Law No. 18,046 on Corporations is contained in agreements reached in ordinary Board meetings dated May 29, 2019 and April 28, 2021.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 187 Note 29- Contingencies and Commitments, continued The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Commission for the Financial Market Financiero and from the Central Bank of Brazil. Through Resolution No, 1847 dated March 21, 2022, the Financial Market Commission authorized Itaú Corpbanca to proceed with: (i) acquire, directly and indirectly, together with its subsidiary Itaú Asesorías Financieras Limitada, 100% of the shares of MCC S.A. Stockbrokers; and (ii) directly acquire 100% of the shares of MCC Asesorías SpA. On June 1, 2022, after obtaining the regulatory approvals from the banking regulators in Chile and Brazil, and in accordance with the provisions of the Transaction Agreement entered into by Itaú Corpbanca, Itaú Unibanco Holding S.A., Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, CorpGroup Interhold SpA and Inversiones Gasa Limitada on January 29, 2014, and as amended on June 2, 2015 and January 20, 2017, Itaú Corpbanca acquired all of the shares in MCC Asesorías SpA, and, together with its subsidiary Itaú Asesorías Financieras Ltda., it acquired all of the shares in MCC S.A. Corredores de Bolsa. The total price for all the above transactions was US$30,508,338 (thirty million five hundred and eight thousand three hundred and thirty-eight dollars of the United States of America). As a result of the acquisition of all the shares in MCC Asesorías SpA, this company was dissolved in accordance with the provisions in its bylaws, resulting in its merger with Itaú Corpbanca, which absorbed said company by owning 100% of its shares, and which then will become the legal successor to MCC S.A. Corredores de Bolsa. In addition, on the same date, an extraordinary shareholders' meeting took place which decided to merge MCC S.A. Corredores de Bolsa into Itaú Corredores de Bolsa Limitada. As a result, Itaú Corredores de Bolsa Limitada emerged as the subsisting entity, holding all the equity, rights, obligations, assets and liabilities of MCC S.A. Corredores de Bolsa, which was dissolved and then absorbed by Itaú Corredores de Bolsa Limitada, which will be the legal successor to MCC S.A. Corredores de Bolsa. 3. Termination of Transaction Agreement On July 14, 2022, a Material Event of Itaú Corpbanca reported, among other facts, the following: that on June 3, 2022, Itaú Corpbanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, CorpGroup Interhold SpA, Inversiones Gasa Limitada and other entities related to CG Banking, entered into a "Termination Letter", in order to terminate, among others, the Transaction Agreement entered into between those same parties on January 29, 2014, as amended on June 2, 2015 and January 20, 2017 (the "Transaction Agreement" or the "TA"). The Termination Letter took effect on July 14, 2022. Acquisition of 20% ownership in Itaú Corredor de Seguros Colombia S.A. On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A. By Resolution No, 8159 dated December 28, 2021, and in accordance with the provisions of Article 76 and subsequent articles of the General Banking Law, the Financial Market Commission authorized Itaú Corpbanca to make investments abroad consisting of directly and indirectly acquiring, through Itaú Holding Colombia S.A., 4,800 shares issued by Itaú Corredor de Seguros Colombia S.A., equivalent to 20% of the share capital of the latter company, After obtaining the necessary regulatory approvals to proceed with this acquisition, on March 25, 2022, Itaú Corpbanca and its subsidiary Itaú Holding Colombia S.A.S, acquired the 4,800 shares owned by

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 29- Contingencies and Commitments, continued

Helm LLC in Itaú Corredor de Seguros Colombia S.A., at a total price of US$3,188,323.

c) Contingent loans and provisions

The following table shows the contractual amounts of the operations that oblige the Bank and/or its subsidiaries to grant loans, with their corresponding provisions constituted for credit risk:

	Contingent loans		
	As of June 30	As of December 31	As of January 01
	2022	2021	2021
	MCh$	MCh$	MCh$
Guarantors and sureties	**518,825**	**552,340**	**437,396**
Guarantees and bonds in Chilean currency	120,236	142,995	121,820
Guarantees and bonds in foreign currency	398,589	409,345	315,576
Letters of credit for merchandise circulation operations	**212,319**	**2,756**	**2,207**
Debt purchase commitments in local currency abroad	**31,767**	**291,975**	**136,561**
Transactions related to contingent events	**1,910,638**	**1,800,785**	**1,407,102**
Transactions related to contingent events in Chilean currency	1,099,125	1,126,555	902,307
Transactions related to contingent events in Foreign currency	811,513	674,230	504,795
Freely available lines of credit that can be cancelled immediately	**4,940,935**	**4,496,446**	**2,656,219**
Available balance of credit line and overdraft agreed in current account - commercial portfolio	500,612	1,023,223	890,392
Available balance of credit line on credit card – commercial portfolio	138,399	97,791	37,533
Available balance of credit line and overdraft agreed in checking account - consumer portfolio	3,250,236	658,173	632,127
Available balance of credit line on credit card – consumer portfolio	1,051,688	2,717,259	1,096,167
Available balance of credit line and overdraft agreed in checking account - portfolio owed by banks	—	—	—
Available lines of credit	**—**	**—**	**—**
Available balance of credit line and overdraft agreed in current account - commercial portfolio	—	—	—
Available balance of credit line on credit card – commercial portfolio	—	—	—
Available balance of credit line and overdraft agreed in checking account - consumer portfolio	—	—	—
Available balance of credit line on credit card – consumer portfolio	—	—	—
Available balance of credit line and overdraft agreed in checking account - portfolio owed by banks	—	—	—
Other loan commitments	**651,038**	**715,621**	**754,375**
Credits for higher educationLaw No, 20,027 (CAE)	354,950	383,084	511,014
Other irrevocable loan commitments	296,088	332,537	243,361
Other contingent loans	**—**	**—**	**—**
Total	8,265,522	7,859,923	5,393,860

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 188

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 189 Note 29- Contingencies and Commitments, continued d) Responsibilities The Bank and its subsidiaries have the following responsibilities arising from its regular course of business: As of June 30 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Third-party transactions Debt Collections 16,492 18,270 16,540 Placement or sale of financial instruments — — — Transferred financial assets managed by the bank 1,108,011 1,122,204 1,183,053 Third party resources managed by the Bank and its affiliates 228,562 — — Subtotal 1,353,065 1,140,474 1,199,593 Custody of securities Safeguarded securities held by the Bank and its affiliates 6,536,030 3,818,287 2,269,967 Safeguarded securities deposited in another entity 227,446 245,863 259 Securities issued by the Bank itself 103,280 100,106 105,585 Shares in own name on behalf of unknown third party shareholders — — — Dividends received for shares in own name on behalf of unknown third parties shareholders — — — Proceeds received in auctions for shares in their own name on behalf of unnamed third-party shareholders — — — Funds subject to being transferred by right to the property of the Fire Brigades of Chile — — — Subtotal 6,866,756 4,164,256 2,375,811 Total 8,219,821 5,304,730 3,575,404

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 190 Note 29- Contingencies and Commitments, continued e) Guarantees, Contingencies and other As of June 30 As of December 31 As of January 01 2022 2021 2021 MCh$ MCh$ MCh$ Commitments Guarantees for underwriting operations — — — Commitments to purchase non-financial assets — — — Subtotal — — — Assets received as collateral Financial instruments received as collateral for a Margin Account for derivative financial operations with a Central Counterparty Entity in the country — — — Financial instruments received as collateral by the Guarantee Fund for derivative financial operations with a Central Counterparty Entity in the country — — — Financial instruments received as collateral for derivative financial transactions with a central counterparty entity abroad — — — Financial instruments received as collateral for derivative financial operations with other counterparties in the country 23,394 42,195 7,706 Financial instruments received as collateral for derivative financial transactions with other counterparties abroad — — — Other financial assets received as collateral 267,090 169,839 108,945 Other non-financial assets received as collateral — — — Subtotal 290,484 212,034 116,651 Assets pledged as collateral Financial instruments pledged as collateral for Margin Account for derivative financial transactions with a Central Counterparty in the country 13,708 — — Financial instruments pledged as collateral by Guarantee Fund for derivative financial transactions with a Central Counterparty in the country 3,844 — — Financial instruments pledged as collateral for derivative financial transactions with a central counterparty abroad — — — Financial instruments pledged as collateral for derivative financial operations with other counterparties in the country — — — Financial instruments pledged collateral for derivative financial transactions with other counterparties abroad 37,012 16,882 — Other financial assets pledged as collateral 3,065,519 2,593,200 1,843,200 Other non-financial assets pledged as collateral — — — Subtotal 3,120,083 2,610,082 1,843,200 Total 3,410,567 2,822,116 1,959,851

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 29- Contingencies and Commitments, continued

Itaú Corpbanca

As a result of the financial tensions generated by the pandemic Covid-19, the Central Bank of Chile has made available to the banks the Conditional Credit Facility to Increase Loans (FCIC) and the Liquidity Credit Line (LCL), This special financial line FCIC is guaranteed by high quality credit and/or bonds issued by the Central Bank of Chile (BCCh), They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry, On January 31, 2022, the Bank has renewed the maturity of the LCL line for two additional years, thus converting this facility into FCIC.

As of June 30, 2022, the bank has endorsed loans to guarantee the use of the Facility of Credit Conditional on the Increase in Loans (FCIC) provided by the Central Bank of Chile, The outstanding principal amount of the pledged loans totals MCh$2,430,217 (as of December 31, 2021 MCh$1,946,822 and as of January 1, 2021 MCh$1,766,997), while the credit quality of the loans granted varies between A1 and A4, Additionally, the bank has pledged as collateral, financial instruments classified in the portfolio at fair value through other comprehensive income for an amount of MCh$704,809 (as of December 31, 2021 MCh$837,869 and January 1, 2021 MCh$319,213).

Itaú Corredores de Seguros

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law ("DFL") 251 of 1930, which states that, "Insurance brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house," the subsidiary has renewed the following insurance policies:

Entity	Starting date	Term date	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S,A	4/15/2022	4/14/2023	60,000 and 500	Itaú Corredores de Seguro S,A

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker, The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions:

Entity	Starting date	Term date	Amount (UF)	Beneficiary
Mapfre Compañía de Seguros S.A	4/22/2021	4/22/2024	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S,A	4/22/2020	4/22/2024	4,000	Bolsa de Comercio de Santiago

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 191

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 29- Contingencies and Commitments, continued

In addition, the Company has contracted a comprehensive insurance policy to provide for possible situations of operational fidelity, The detail of the comprehensive insurance policy is as follows:

Entity	Starting date	Term date	Amount (UF)	Beneficiary
Orion seguros generales S,A	6/20/2022	6/20/2023	5,000 and 10,000	Bolsa Electrónica de Chile

The Company recorded a lien on the shares of the Santiago Stock Exchange in favor of the Santiago Stock Exchange to guarantee compliance with the obligations with respect to the transactions carried out with other brokers. The amount is MCh$7,723 as of June 30, 2022 (MCh$8,661 as of December 31, 2021).

The Brokerage Firm is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it has constituted a guarantee through Mapfre Compañía de Seguros S.A., in the amount of UF 10,000 with maturity on June 19, 2022 as representative of the beneficiaries of the guarantee in Articles 98 and 99 of Law No. 20,172, in order to guarantee the faithful and full compliance with our Portfolio Management obligations.

There are guarantees constituted of US$100,000 equivalent to MCh$93, to guarantee operations with foreign traders, Pershing.

As of June 30, 2022, the Brokerage Firm holds fixed income securities to guarantee transactions in the Securities Clearing and Settlement Clearing House for MCh$4,205 (MCh$4,610 as of December 31, 2021).

Itaú Administradora General de Fondos S.A.

During the year 2022, the Company has contracted Guarantee Bonds in order to guarantee the faithful fulfillment of the obligations of the Administrator for the administration of third party funds and the indemnification of the damages resulting from non-compliance in accordance with the provisions of Articles 12 and 13 of the Sole Law: of Funds No, 20,712.

Below are the guarantee and beneficiary forms that Itaú Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, funds, payment of labor and social obligations with the contractor's workers:

Entity	Starting date	End date	Amount (UF)	Beneficiary
Banco Bice	12/30/2021	4/30/2023	500	Corporación del fomento de la producción CORFO
Banco Bice	12/30/2022	4/30/2023	15,000	Corporación del fomento de la producción CORFO

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 192

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 193 Note 30 - Fee and Commission Income and Expense This item includes accrued interest for all financial assets and liabilities, interest income and expenses whose implicit or explicit return is obtained by applying the effective interest rate method regardless of whether they are measured at fair value, as well as product rectifications as a result of accounting hedges, the foregoing is part of the income and expenses for interest that are shown in the Interim Consolidated Statement of Income for the year. a) The details of interest incomes, including the result for accounting hedge, for the three and six-month period ended June 30, 2022 and 2021, is as follows: For the three-month period ended June 30, For the six-month period ended June 30, Interest income 2022 2021 2022 2021 MCh$ MCh$ MCh$ MCh$ Financial assets at amortized cost Repurchase agreement rights and securities loans 3,342 515 6,820 946 Debt financial instruments 6,912 4,946 11,819 12,177 Interbank loans 448 77 672 154 Commercial loans 218,410 134,907 387,406 275,187 Housing loans 54,861 45,083 104,067 89,687 Consumer loans 98,116 72,225 185,230 146,528 Other financial instruments 14,941 2,398 23,509 3,071 Subtotal 397,030 260,151 719,523 527,750 Financial assets at fair value through other comprehensive income Debt financial instruments 54,963 2,695 85,794 5,517 Other financial instruments 432 69 679 278 Subtotal 55,395 2,764 86,473 5,795 Result of accounting hedges of interest rate risk 16,171 12,326 29,917 18,654 Totals 468,596 275,241 835,913 552,199

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 30 – Interest Income and Interest Expense, continued

b) Interest subject suspensión of recognition of results, as indicated in Note 2, are recorded in memorándum accounts, as long as they are not actually received.

Following is a detail of the suspended interest as of June 30, 2022 and 2021:

Interest income	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Commercial loans	2,485	(2,271)	9,489	3,483
Housing loans	155	(174)	2,652	1,995
Consumer loans	101	34	396	282
Totals	2,741	(2,411)	12,537	5,760

c) The detail of interest expense, including the result from accounting hedges, for the three and six-month periods ended June 30, 2022 and 2021, is as follows:

Interest Expenses	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Financial Liabilities at Amortized Cost				
Deposits and other demand deposits	(23,980)	(5,764)	(39,239)	(12,961)
Deposits and other term deposits	(157,615)	(26,965)	(254,650)	(58,716)
Repurchase agreement obligations and securities loans	(7,025)	(1,189)	(10,246)	(2,145)
Obligations with banks	(10,853)	(6,866)	(19,450)	(13,210)
Debt instruments issued	(54,724)	(38,976)	(102,857)	(76,676)
Other financial obligations	(309)	(50)	(374)	(114)
Obligations from lease contracts	(810)	(992)	(1,609)	(2,114)
Regulatory equity financial instruments issued	(12,181)	(9,337)	(22,557)	(18,415)
Result of accounting hedges of interest rate risk (*)	36,641	13,887	51,029	30,403
Totals	**(230,856)**	**(76,252)**	(399,953)	(153,948)

(*) Market adjustments are presented in this line for hedging derivatives used to hedge assets, except in the case of foreign currency assets and cash flow hedges (cross currency), full market adjustment is included in the exchange rate Lost (profit).

For purposes of the Interim Consolidated Statement of Cash Flows, the net amount of interest for the six month period ended June 30, 2022 is MCh$435,980 (MCh$398,251 as of June 30, 2021).

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 194

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 31 - Indexation income and expenses

This item includes the readjustments accrued in the period for all financial assets and liabilities, income and expenses for readjustments whose implicit or explicit return is obtained by applying the effective interest rate method regardless of whether they are measured at fair value, as well as product rectifications as a result of accounting hedges, the foregoing is part of the income and expenses for readjustments that are shown in the Interim Consolidated Financial Statements for the period.

a) The composition of indexation income, including the result from accounting hedges, for the three and six-month periods ended June 30, 2022 and 2021, is as follows:

Incomes from readjustments	For the three-month period ended June 30,					
	2022			2021		
	Readjustments IPV	Readjustments IPC	Total	Readjustments IPV	Readjustments IPC	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh
Financial assets at amortized cost						
Repurchase agreement rights and securities loans	—	—	—	—	1	1
Debt financial instruments	—	15,886	15,886	—	—	—
Interbank loans	—	—	—	—	—	—
Commercial loans	—	188,202	188,202	—	44,925	44,925
Housing loans	—	241,492	241,492	—	51,956	51,956
Consumer loans	—	92	92	—	44	44
Other financial instruments	—	4,236	4,236	—	1,610	1,610
Subtotal	—	449,908	449,908	—	98,536	98,536
Financial assets at fair value through other comprehensive income						
Debt financial instruments	—	9,137	9,137	—	7,706	7,706
Other financial instruments	—	—	—	—	—	—
Subtotal	—	9,137	9,137	—	7,706	7,706
Result of accounting hedges for the risk due to indexation to the u.f., ivp, ipc	—	(101,269)	(101,269)	—	(29,053)	(29,053)
Total	—	**357,776**	**357,776**	—	**77,189**	**77,189**

Incomes from readjustments	For the six-month period ended June 30,					
	2022			2021		
	Readjustments IPV	Readjustments IPC	Total	Readjustments IPV	Readjustments IPC	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial assets at amortized cost						
Repurchase agreement rights and securities loans	—	—	—	—	1	1
Debt financial instruments	—	24,532	24,532	—	—	—
Interbank loans	—	—	—	—	—	—
Commercial loans	—	289,632	289,632	—	91,672	91,672
Housing loans	—	371,568	371,568	—	103,637	103,637
Consumer loans	—	150	150	—	91	91
Other financial instruments	—	6,444	6,444	—	2,066	2,066
Subtotal	—	692,326	692,326	—	197,467	197,467
Financial assets at fair value through other comprehensive income						
Debt financial instruments	—	16,261	16,261	—	16,896	16,896
Other financial instruments	—	—	—	—	—	—
Subtotal	—	16,261	16,261	—	16,896	16,896
Result of accounting hedges for the risk due to indexation to the u.f., ivp, ipc	—	(151,502)	(151,502)	—	(52,821)	(52,821)
Total	—	**557,085**	**557,085**	—	**161,542**	**161,542**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022
195

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 31 - Note 31 - Indexation income and expenses, continued

b) Indexation subject to suspension of recognition of income, as indicated in Note 2, is recorded in memorandum accounts until they are effectively received.

The following is a detail of the suspended indexation as of June 30, 2022 and 2021:

Incomes from readjustments	For the three month period ended June 30,		For the three month period ended June 30,	
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Commercial loans	3,074	30	6,090	4,039
Housing loans	3,175	(466)	7,684	2,330
Consumer loans	—	—	—	—
Total	**6,249**	**(436)**	**13,774**	**6,369**

c) The detail of the indexation expenses, including the result from accounting hedges, for the three and six-month periods ended June 30, 2022 and 2021, is as follows:

Readjustment expenses	For the three-month period ended June 30,					
	2022			2021		
	Indexation	CPI Indexation	Total	Indexation	CPI Adjustments	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Liabilities at Amortized Cost						
Deposits and other demand deposits	—	(1,068)	(1,068)	—	(185)	(185)
Deposits and other term deposits	—	(30,087)	(30,087)	—	(3,170)	(3,170)
Repurchase agreement obligations and securities loans	—	—	—	—	1	1
Obligations with banks	—	(1,338)	(1,338)	—	—	—
Debt instruments issued	—	(215,181)	(215,181)	—	(44,361)	(44,361)
Other financial obligations	—	(6,390)	(6,390)	—	(2,331)	(2,331)
Obligations from lease contracts	—	(38,734)	(38,734)	—	(9,049)	(9,049)
Result of accounting hedges of interest rate risk (*)	—	—	—	—	—	—
Total	**—**	**(292,798)**	**(292,798)**	**—**	**(59,095)**	**(59,095)**

Readjustment expenses	For the six-month period ended June 30,					
	2022			2021		
	Indexation	CPI Indexation	Total	Indexation	CPI Adjustments	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Liabilities at Amortized Cost						
Deposits and other demand deposits	—	(1,625)	(1,625)	—	(352)	(352)
Deposits and other term deposits	—	(41,884)	(41,884)	—	(6,435)	(6,435)
Repurchase agreement obligations and securities loans	—	—	—	—	—	—
Obligations with banks	—	(1,986)	(1,986)	—	—	—
Debt instruments issued	—	(327,175)	(327,175)	—	(89,163)	(89,163)
Other financial obligations	—	(11,430)	(11,430)	—	(4,341)	(4,341)
Obligations from lease contracts	—	(59,800)	(59,800)	—	(18,406)	(18,406)
Result of accounting hedges of interest rate risk (*)	—	—	—	—	—	—
Total	**—**	**(443,900)**	**(443,900)**	**—**	**(118,697)**	**(118,697)**

(*) Market adjustments are presented in this line for hedging derivatives used to hedge assets, except in the case of foreign currency assets and cash flow hedges (cross currency), full market adjustment is included in the exchange rate, Lost (profit).

For purposes of the Interim Consolidated Statement of Cash Flows, the net amount of interest for the six month period ended June 30, 2022 is MCh$113,185 (MCh$42,845 as of June 30, 2021).

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 196

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 197 Note 32 - Fee and Commission Income and Expense a) Commission income It includes the amount of all commissions accrued and received in the period, generated by business segments, except those that are an integral part of the effective interest rate of financial instruments for income from ordinary activities. Commission income For the three-month period completed as of June 30, For the six-month period completed as of June 30, 2022 2021 2022 2021 MCh$ MCh$ MCh$ MCh$ Commissions from prepayment of loans 1,026 2,624 2,028 5,825 Commissions from loans with letters of credit 48 104 103 243 Commissions from line of credit and checking account overdraft 1,495 801 2,298 1,547 Commissions from letters of credit and credit guarantees 5,947 4,575 11,590 8,964 Commissions from card services 20,947 15,335 41,494 31,042 Commissions from account management 3,061 2,752 6,343 5,473 Commissions from collections, payments and recoveries 9,652 8,158 18,632 16,299 Commissions from intermediation and securities management (Stockbrokers and/or securities agency) 917 832 1,679 1,517 Compensation from mutual funds management, investment funds or others 3,295 3,413 6,784 6,746 Insurance related to the granting of loans to individuals 10,699 8,103 21,124 16,841 Commissions from factoring services 146 107 255 194 Commissions from finance leasing operation services 9 9 21 24 Commissions from Securitizations 12 16 24 34 Commissions from financial advice 4,525 2,785 6,202 6,249 Commissions from foreign currency exchange 948 756 1,810 1,403 Commissions from student loan management 1,376 1,404 2,774 2,838 Other earned commissions 3,369 2,173 6,235 4,078 Total commission income 67,472 53,947 129,396 109,317

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 198 Note 32 - Fee and Commission Income and Expense, continued b) Commission expenses This category includes commission expenses for the period related to the normal operations of the Bank and its subsidiaries: Commission expense For the three-month period completed as of June 30, For the six-month period completed as of June 30, 2022 2021 2022 2021 MCh$ MCh$ MCh$ MCh$ Commissions from card operation (11,524) (8,978) (22,385) (17,368) Commissions from licensing the use of card brands (551) (270) (1,030) (577) Other commissions from services linked to the credit and payment system with provision funds as a means of payment (131) — (406) — Expenses from obligations of loyalty programs and merits for card clients (4,936) (3,524) (9,642) (6,596) Commissions from securities transactions (1,011) (1,366) (2,419) (2,404) Commissions from correspondent bank domestically and abroad (910) (417) (1,749) (1,204) Commissions from electronic fund transfer services (317) (314) (590) (618) Commission expenses related to loans (305) — (664) — Other commissions from received services (1,259) (1,277) (2,251) (2,182) Total commission expenses (20,944) (16,146) (41,136) (30,949) Commissions earned on transactions with letters of credit are presented in the Interim Consolidated Statement of Income for the period under "Interest income and expense" and "Interest and indexation expenses".

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 32 - Fee and Commission Income and Expense, continued

The result of financial assets or liabilities includes the amount of adjustments for changes in financial instruments, except for those attributable to interest accrued by application of the effective interest rate method of asset value adjustments, as well as the results obtained in their purchase and sale.

Financial results from exchanges, readjustment and hedging of foreign currency, including incomes from foreign currency trading, the differences derived from the conversion of monetary items in foreign currency to the functional currency and those generated by non-monetary assets in foreign currency at the time of their disposal.

c) Income and expenses from commissions generated by segment and income recognition schedule

	Segments			Recognition of income from ordinary activities calendar		
For the three-month period completed as of June 30, 2022	Chile	Colombia	Total	Transferred over time	Transferred at an exact time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income						
Commissions from prepayment of loans	1,026	—	1,026	—	1,026	—
Commissions from loans with letters of credit	48	—	48	—	48	—
Commissions from line of credit and checking account overdraft	998	497	1,495	—	1,495	—
Commissions from letters of credit and credit guarantees	4,454	1,493	5,947	—	5,947	—
Commissions from card services	12,993	7,954	20,947	7,505	13,442	—
Commissions from account management	2,691	370	3,061	—	3,061	—
Commissions from collections, payments and recoveries	3,872	5,780	9,652	1,169	7,899	583
Commissions from intermediation and securities management (Stockbrokers and/or securities agency)	710	207	917	—	917	—
Fees from mutual funds management, investment funds or others	3,294	1	3,295	—	3,295	—
Insurance brokerage and consulting fees				—	—	—
Insurance related to the granting of loans to individuals	9,525	1,174	10,699	—	—	10,699
Insurance not related to the granting of loans to individuals	—	—	—	—	—	—
Insurance related to the granting of loans to legal entities	—	—	—	—	—	—
Insurance unrelated to the granting of loans to legal entities	—	—	—	—	—	—
Commissions from factoring services	146	—	146	—	146	—
Commissions from finance leasing operation services	—	9	9	—	9	—
Commissions from Securitizations	—	12	12	—	12	—
Commissions from financial advice	2,616	1,909	4,525	306	4,219	—
Other earned commissions	5,029	664	5,693	—	5,694	—
Subtotal	**47,402**	**20,070**	**67,472**	**8,980**	**47,210**	**11,282**
Commission expenses						
Commissions from card operation	(4,728)	(6,796)	(11,524)	(5,670)	(5,853)	—
Commissions from licensing the use of card brands	—	(551)	(551)	(551)	—	—
Other commissions from services linked to the credit and payment system with provision funds as a means of payment	(131)	—	(131)	—	(131)	—
Expenses from obligations of loyalty programs and merits for card clients	(3,788)	(1,148)	(4,936)	—	(4,936)	—
Commissions from securities transactions	(717)	(340)	(1,057)	—	(1,057)	—
Other commissions from received services	(1,496)	(1,249)	(2,745)	—	(2,746)	—
Subtotal	**(10,860)**	**(10,084)**	**(20,944)**	**(6,221)**	**(14,723)**	**—**
Total Income and expenses from net commissions	**36,542**	**9,986**	**46,528**	**2,759**	**32,487**	**11,282**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 199

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 32 - Fee and Commission Income and Expense, continued

For the six-month period completed as of June 30, 2022	Segments			Recognition of income from ordinary activities calendar		
	Chile	Colombia	Total	Transferred over time	Transferred at an exact time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income						
Commissions from prepayment of loans	2,000	28	2,028	—	2,028	—
Commissions from loans with letters of credit	103	—	103	—	103	—
Commissions from line of credit and checking account overdraft	1,463	835	2,298	—	2,298	—
Commissions from letters of credit and credit guarantees	8,616	2,974	11,590	—	11,590	—
Commissions from card services	26,843	14,651	41,494	13,429	28,064	—
Commissions from account management	5,675	668	6,343	—	6,343	—
Commissions from collections, payments and recoveries	7,547	11,085	18,632	2,152	15,360	1,120
Commissions from intermediation and securities management (Stockbrokers and/or securities agency)	1,220	459	1,679	—	1,679	—
Fees from mutual funds management, investment funds or others	6,774	10	6,784	—	6,784	—
Insurance brokerage and consulting fees						
Insurance related to the granting of loans to individuals	19,049	2,075	21,124	—	—	21,124
Insurance not related to the granting of loans to individuals	—	—	—	—	—	—
Insurance related to the granting of loans to legal entities	—	—	—	—	—	—
Insurance unrelated to the granting of loans to legal entities	—	—	—	—	—	—
Commissions from factoring services	255	—	255	—	255	—
Commissions from finance leasing operation services	—	21	21	—	21	—
Commissions from Securitizations	—	24	24	—	24	—
Commissions from financial advice	3,857	2,345	6,202	583	5,619	—
Other earned commissions	9,584	1,235	10,819	—	10,820	—
Subtotal	**92,986**	**36,410**	**129,396**	**16,164**	**90,988**	**22,244**
Commission expenses						
Commissions from card operation	(9,015)	(13,370)	(22,385)	(11,043)	(11,342)	—
Commissions from licensing the use of card brands	—	(1,030)	(1,030)	(1,030)	—	—
Other commissions from services linked to the credit and payment system with provision funds as a means of payment	(406)	—	(406)	—	(406)	—
Expenses from obligations of loyalty programs and merits for card clients	(7,304)	(2,338)	(9,642)	—	(9,642)	—
Commissions from securities transactions	(1,602)	(817)	(2,419)	—	(2,419)	—
Other commissions from received services	(2,924)	(2,330)	(5,254)	—	(5,254)	—
Subtotal	**(21,251)**	**(19,885)**	**(41,136)**	**(12,073)**	**(29,063)**	**—**
Total Income and expenses from net commissions	**71,735**	**16,525**	**88,260**	**4,091**	**61,925**	**22,244**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 200

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 32 - Fee and Commission Income and Expense, continued

For the three-month period completed as of June 30, 2021	Segments			Recognition of income from ordinary activities calendar		
	Chile	Colombia	Total	Transferred over time	Transferred at an exact time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income						
Commissions from prepayment of loans	2,606	17	2,623	—	2,623	—
Commissions from loans with letters of credit	104	—	104	—	104	—
Commissions from line of credit and checking account overdraft	660	141	801	—	801	—
Commissions from letters of credit and credit guarantees	3,991	584	4,575	—	4,575	—
Commissions from card services	10,636	4,699	15,335	(4,453)	19,787	—
Commissions from account management	2,521	231	2,752	—	2,752	—
Commissions from collections, payments and recoveries	3,081	5,077	8,158	(919)	11,590	(2,513)
Commissions from intermediation and securities management (Stockbrokers and/or securities agency)	672	160	832	—	832	—
Fees from mutual funds management, investment funds or others	3,077	336	3,413	—	3,415	(2)
Insurance brokerage and consulting fees				—	—	—
Insurance related to the granting of loans to individuals	7,268	835	8,103	—	85	8,018
Insurance not related to the granting of loans to individuals	—	—	—	—	—	—
Insurance related to the granting of loans to legal entities	—	—	—	—	—	—
Insurance unrelated to the granting of loans to legal entities	—	—	—	—	—	—
Commissions from factoring services	107	—	107	—	107	—
Commissions from finance leasing operation services	—	9	9	—	10	—
Commissions from Securitizations	—	16	16	—	17	—
Commissions from financial advice	1,416	1,369	2,785	(793)	3,578	—
Other earned commissions	3,772	562	4,334	—	4,334	—
Subtotal	**39,911**	**14,036**	**53,947**	**(6,165)**	**54,610**	**5,503**
Commission expenses						
Commissions from card operation	(3,633)	(5,345)	(8,978)	4,217	(13,195)	—
Commissions from licensing the use of card brands	—	(270)	(270)	(270)	—	—
Other commissions from services linked to the credit and payment system with provision funds as a means of payment	—	—	—	—	—	—
Expenses from obligations of loyalty programs and merits for card clients	(2,494)	(1,030)	(3,524)	—	(3,524)	—
Commissions from securities transactions	(884)	(514)	(1,398)	—	(1,397)	—
Other commissions from received services	(1,132)	(844)	(1,976)	—	(2,260)	283
Subtotal	**(8,143)**	**(8,003)**	**(16,146)**	**3,947**	**(20,376)**	**283**
Total Income and expenses from net commissions	**31,768**	**6,033**	**37,801**	**(2,218)**	**34,234**	**5,786**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 201

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 32 - Fee and Commission Income and Expense, continued

For the six-month period completed as of June 30, 2021	Segments			Recognition of income from ordinary activities calendar		
	Chile	Colombia	Total	Transferred over time	Transferred at an exact time	Accrual model
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commission income						
Commissions from prepayment of loans	5,649	176	5,825	—	5,825	—
Commissions from loans with letters of credit	243	—	243	—	243	—
Commissions from line of credit and checking account overdraft	1,246	301	1,547	—	1,547	—
Commissions from letters of credit and credit guarantees	7,741	1,223	8,964	—	8,964	—
Commissions from card services	21,605	9,437	31,042	—	31,042	—
Commissions from account management	5,006	467	5,473	—	5,473	—
Commissions from collections, payments and recoveries	5,860	10,439	16,299	—	16,299	—
Commissions from intermediation and securities management (Stockbrokers and/or securities agency)	1,199	318	1,517	—	1,517	—
Fees from mutual funds management, investment funds or others	6,168	578	6,746	—	6,746	—
Insurance brokerage and consulting fees						
Insurance related to the granting of loans to individuals	15,127	1,714	16,841	—	86	16,755
Insurance not related to the granting of loans to individuals	—	—	—	—	—	—
Insurance related to the granting of loans to legal entities	—	—	—	—	—	—
Insurance unrelated to the granting of loans to legal entities	—	—	—	—	—	—
Commissions from factoring services	194	—	194	—	194	—
Commissions from finance leasing operation services	—	24	24	—	24	—
Commissions from Securitizations	—	34	34	—	34	—
Commissions from financial advice	4,018	2,231	6,249	277	5,972	—
Other earned commissions	7,176	1,143	8,319	—	8,320	—
Subtotal	**81,232**	**28,085**	**109,317**	**277**	**92,286**	**16,755**
Commission expenses						
Commissions from card operation	(6,922)	(10,446)	(17,368)	—	(17,368)	—
Commissions from licensing the use of card brands	—	(577)	(577)	(577)	—	—
Other commissions from services linked to the credit and payment system with provision funds as a means of payment	—	—	—	—	—	—
Expenses from obligations of loyalty programs and merits for card clients	(4,751)	(1,845)	(6,596)	—	(6,596)	—
Commissions from securities transactions	(1,569)	(834)	(2,403)	—	(2,403)	—
Other commissions from received services	(2,382)	(1,623)	(4,005)	—	(4,005)	—
Subtotal	**(15,624)**	**(15,325)**	**(30,949)**	**(577)**	**(30,372)**	**—**
Total Income and expenses from net commissions	**65,608**	**12,760**	**78,368**	**(300)**	**61,914**	**16,755**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 202

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 33 – Net financial result

Detail of the amounts of net income from financial operations, shown in the Interim Consolidated Financial Statements for the period corresponds to the following concepts:

	For the three-month period completed as of June 30		For the six-month period completed as of June 30,	
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Results from financial assets to be traded at fair value through profit or loss				
Financial derivative contracts	130,224	(23,487)	152,927	32,102
Debt financial instruments	(137)	(3,709)	(5,449)	(13,047)
Other financial instruments	1,105	79	1,572	73
Subtotal	**131,192**	**(27,117)**	**149,050**	**19,128**
Results from financial liabilities to be traded at fair value through profit or loss				
Financial derivative contracts	—	—	—	—
Other financial instruments	—	—	—	—
Subtotal	**—**	**—**	**—**	**—**
Financial result for financial assets not held for trading compulsory valued at fair value through profit or loss				
Debt financial instruments	—	—	—	—
Other	(1,203)	—	(1,203)	—
Subtotal	**(1,203)**	**—**	**(1,203)**	**—**
Financial results for financial assets designated at fair value through profit or loss				
Debt financial instruments	—	—	—	—
Other financial instruments	—	—	—	—
Subtotal	**—**	**—**	**—**	**—**
Financial results for financial liabilities designated at fair value through profit or loss				
Deposits, other term deposits and other term deposits	—	—	—	—
Debt instruments issued	—	—	—	—
Other	—	—	—	—
Subtotal	**—**	**—**	**—**	**—**
Financial result from financial write-offs of assets and liabilities not measured at fair value through profit or loss				
Financial assets at amortized cost	202	9,434	1,110	11,607
Financial assets at fair value through other comprehensive income	(5,947)	(9,717)	(9,585)	757
Financial liabilities at amortized cost	—	(1)	—	1
Issued regulatory capital financial instrument	—	—	—	—
Subtotal	**(5,745)**	**(284)**	**(8,475)**	**12,365**
Results from exchanges, readjustment and hedging of foreign currency				
Result from foreign currency exchange	19,390	38,229	(14,055)	37,999
Results from adjustments in exchange rate				
Financial assets to be traded at fair value through profit or loss	—	—	—	—
Financial assets not held for trading compulsorily valued at fair value through profit or loss	—	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—	—
Financial assets at fair value through other comprehensive income	—	—	—	—
Financial assets at amortized cost	2,115	30	1,139	306
Other assets	4	—	2	—
Financial liabilities at amortized cost	(10)	—	—	(5)
Financial liabilities designated at fair value through profit or loss	—	—	—	—
Financial liabilities designated at fair value through profit or loss	—	—	—	—
Issued regulatory capital financial instrument	—	—	—	—
Net result of derivatives in accounting hedges of foreign currency risk	2,551	503	1,015	2,151
Subtotal	**24,050**	**38,762**	**(11,899)**	**40,451**
Financial result from reclassification of financial assets due to a change in the business model				
From financial assets at amortized cost to financial assets to be traded at fair value through profit or loss	—	—	—	—
From financial assets at fair value with changes in other comprehensive income to financial assets to be traded at fair value through profit or loss	—	—	—	—
Subtotal	**—**	**—**	**—**	**—**
Other financial result from changes in financial assets and liabilities				
Financial assets at amortized cost	—	—	—	—
Financial assets at fair value through other comprehensive income	—	—	—	—
Financial liabilities at amortized cost	—	—	—	—
Obligations from lease contracts	—	—	—	—
Issued regulatory capital financial instrument	—	—	—	—
Subtotal	**—**	**—**	**—**	**—**
Other financial result from ineffective accounting hedge	703	1,140	1,289	1,820
Other financial result from accounting hedges of different kind	81	368	507	209
Subtotal	**784**	**1,508**	**1,796**	**2,029**
Total	**149,078**	**12,869**	**129,269**	**73,973**

(*) Financial results declared in this note do not relate to any change in the business model the bank may have had.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022
203

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 34 – Result from investment in companies

a) Interim Consolidated Financial Statements present results from investments in companies for M$2,754 and M$930 for the six -month period ended June 30, 2022 and 2021, respectively, according to the following detail:

Company	For the three month period ended June 30,			
	2022		2021	
	Ownership interest	Investment value	Ownership interest	Investment value
	%	MCh$	%	MCh$
Investments valued at equity value				
Nexus S.A.	0,0000%	—	14,8148%	134
Transbank S.A.	8,7188%	634	8,7188%	(1,189)
Combanc S.A.	9,8100%	17	8,1848%	234
Imerc OTC S.A.	8,6624%	10	8,6624%	41
Dividends received from minority investments		331		270
Result from investment sales (1)		—		—
Total		**992**		**(510)**

Company	For the six month period ended June 30,			
	2022		2021	
	Ownership interest	Investment value	Ownership interest	Investment value
	%	MCh$	%	MCh$
Investments valued at equity value				
Nexus S.A.	0,0000%	—	14,8148%	301
Transbank S.A.	8,7188%	959	8,7188%	(1,698)
Combanc S.A.	9,8100%	28	8,1848%	234
Imerc OTC S.A.	8,6624%	38	8,6624%	41
Dividends received from minority investments		**1,729**		**1,545**
Result from investment sales (1)		—		**507**
Total		**2,754**		**930**

(1) As a result of the merger between the companies Cámara de Riesgo Central de Contraparte and Cámara de Compensación de Divisas, an exchange of shares was carried out, where Compensación de Divisas in exchange for shares of Cámara de Riesgo Central de Contraparte which were recorded by the bank delivered the shares at their new market value, where the Bank acknowledge a profit of M$507 at the date of the exchange (M$420 corresponding to Itaú Corpbanca S.A. And M$87 to Itaú Comisionista de Bolsa Colombia S.A.).

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 204

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 205 Note 35 – Result of non-current assets and disposal groups not admissible as discontinued operations The details of the item result of non-current assets and disposal groups not admissible as discontinued operations (assets received in payment) ia as follows: For the three month period completed as of June 30, For the six month period completed as of June 30, 2022 2021 2022 2021 MCh$ MCh$ MCh$ MCh$ Result of non-current assets and disposal groups not admissible as discontinued operations Net result for goods received in payment or adjudicated in judicial auction 1,099 1,146 1,846 1,861 Other incomes for goods received in payment or adjudicated in judicial auction 416 489 953 1,605 Provisions for adjustments to the net realizable value of assets received in payment or adjudicated in judicial auction (888) (521) (2,111) (1,445) Write-offs of goods received in payment or adjudicated in judicial auction (614) (1,458) (1,154) (2,265) Expenses for maintenance of goods received in payment or awarded in judicial auction (168) (193) (517) (372) Non-current assets for sale (538) (1,130) (980) (1,546) Disposal groups for sale — — — — Total (693) (1,667) (1,963) (2,162)

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 36 – Other operating income and expenses

a) Other operating incomes

Detail of other operating incomes, is as follows:

	For the three month period completed as of June 30,		For the six month period completed as of June 30,	
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Other operating incomes	—	48	40	48
Compensation from insurance companies for claims other than operational risk events	—	—	—	—
Net income from investment properties	—	—	—	—
Income from issued card brands (VISA, MC, etc,)	—	—	—	—
Correspondent bank income	—	—	—	—
Income other than interests and commissions from lease agreements	—	102	23	168
Income from expense recovery	2,544	2.660	8,357	4,378
Other income Leasing	291	350	612	597
Other income from ceded loans	1,782	—	1,782	—
Other income	1	3,621	2,549	6,069
Totals	**4,618**	**6,781**	**13,363**	**11,260**

b) Other operational expenses

During the three and six-month period ended June 30, 2022 and 2021, the bank presents other operational expenses according to the following:

	For the three month period completed as of June 30		For the six month period completed as of June 30	
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Expense of provisions for operational risk (1)	(697)	1,317	(2,281)	1,099
Expense recoveries for operational risk events	912	384	1,318	812
Provisions for lawsuits and litigation (1)	(443)	(10)	(760)	200
Other provisions for other contingencies	84	2,053	82	2,032
Expenses for credit operations of financial leasing	348	(900)	(113)	(813)
Expenses for credit operations of factoring	(23)	(22)	(47)	(43)
Losses from commercial decision	(838)	(400)	(1,454)	(1,054)
Expenses and provisions associated with loans under Law No. 20,027	(1,488)	(827)	(2,850)	(1,760)
Other operational expenses	(1,996)	(3,568)	(6,644)	(10,751)
Totals	**(4,141)**	**(1,973)**	**(12,749)**	**(10,278)**

(1) This includes expense, recording and release of provision for operational risk.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 206

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 37 – Expenses for employee benefit obligations

The details of the item compensation and personnel expenses for the three and six-month period ended June 30, 2022 and 2021,is as follows:

	For the three month period ended June 30,		For the six month period ended June 30,	
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Expenses for short-term employee benefit	**(67,226)**	**(64,873)**	**(131,857)**	**(126,713)**
Compensation	(47,826)	(42,040)	(91,702)	(85,323)
Incentives (performance-related bonus)	(11,546)	(16,606)	(25,578)	(28,806)
Profit-sharing	(6,987)	(6,234)	(13,670)	(12,486)
Other	(867)	7	(907)	(98)
Expenses for post employment employee benefits	**—**	**—**		**—**
Expenses for long-term employee benefit	**(115)**	**(451)**	**(552)**	**(1,871)**
Compensation	(115)	(367)	(427)	(805)
Incentives (performance-related bonus)	—	(84)	(125)	(1,066)
Other	—	—	—	—
Expense for employee benefits due to termination of employment contract	**(12,440)**	**(1,628)**	**(16,531)**	**(5,174)**
Severance indemnities	(12,440)	(1,628)	(16,531)	(5,174)
Other	—	—	—	—
Expenses for employee payments based on shares or equity instruments	**(900)**	**—**	**(732)**	**—**
Equity-settled share-based payment transactions	—	—	—	—
Cash-settled share-based payment transactions	(900)	—	(732)	—
Expenses for obligations for defined contribution post-employment plans	**—**	**—**	—	—
Expenses for obligations for post-employment defined benefit plans	**(499)**	**(440)**	**(969)**	**(750)**
Expenses for other obligations with personnel	**—**	**—**	—	—
Other personnel expenses	**(4,054)**	**(3,598)**	**(8,086)**	**(8,876)**
Training expenses	(584)	(552)	(909)	(622)
Expenses for nursery and kindergarten	(154)	(150)	(296)	(277)
Other	(3,316)	(2,896)	(6,881)	(7,977)
Total	**(85,234)**	**(70,990)**	**(158,727)**	**(143,384)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 207

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Nota 38 - Administrative Expenses

For the periods ended as of June 30, 2022 and 2021, the composition of this item is as follows:

	For the three month period ended June 30,		For the three month period ended June 30,	
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Administrative expenses	**(48,886)**	**(44,290)**	**(94,955)**	**(91,752)**
Expenses for short-term leases	(579)	(523)	(951)	(922)
Expenses for low-value leases	—	—	—	—
Other expenses of obligations for lease contracts	(57)	(144)	(108)	(213)
Maintenance and repair of fixed assets	(8,031)	(7,750)	(14,906)	(15,822)
Insurance premiums except to cover operational risk events	(4,711)	(4,261)	(9,671)	(8,908)
Office supplies	(358)	(372)	(738)	(682)
IT and communications expenses	(10,182)	(6,162)	(21,185)	(19,120)
Lighting, heating and other services	(748)	(833)	(1,453)	(1,765)
Surveillance services and transportation of valuables	(1,441)	(1,359)	(3,052)	(2,831)
Expenses for personnel representation and travel	(351)	(202)	(567)	(408)
Legal and notarial expenses	(4,862)	(4,788)	(9,170)	(9,825)
Fees for review and audit of the financial statements by the external auditor	(387)	(334)	(632)	(550)
Fees for advice and consultancies carried out by the external auditor	—	—	—	—
Fees for advice and consultancies carried out by other auditing companies	(17)	(14)	(33)	(32)
Title classification fees	—	—	—	—
Fees for other technical reports	(5,398)	(4,216)	(9,975)	(11,385)
Fines applied by the Financial Market Commission	—	(2)	(4)	(81)
Fines applied by other agencies	(84)	(29)	(159)	(48)
Other general management expenses	(11,680)	(13,301)	(22,351)	(19,160)
Outsourced services	**(8,485)**	**(7,539)**	**(16,488)**	**(14,493)**
Data processing	(3,086)	(2,811)	(5,832)	(5,350)
Technological development service, certification and technological testing	—	—	—	—
External human resource administration service and external personnel	—	—	—	—
Appraisal service	(10)	(33)	(28)	(38)
Call center service for sales, marketing, quality assurance and costumer service	(110)	(111)	(202)	(245)
External collection service	(432)	(344)	(784)	(559)
External ATM administration and maintenance service	—	—	—	—
External cleaning service, casino, files and documents custody, furniture and equipment storage	(166)	(188)	(349)	(372)
Sale services and product distribution	(17)	(7)	(31)	(14)
External credit evaluation service	—	—	—	—
Other outsourced services	(4,664)	(4,045)	(9,262)	(7,915)
Board of directors expenses	**(429)**	**(325)**	**(699)**	**(651)**
Board of directors compensations	(429)	(325)	(699)	(651)
Other board of directors expenses	—	—	—	—
Advertisement	**(3,338)**	**(3,504)**	**(6,061)**	**(6,092)**
Taxes, real estate tax and other legal charges	**(10,173)**	**(7,644)**	**(19,007)**	**(15,158)**
Real estate taxes	(84)	(57)	(143)	(105)
Municipal licenses	(353)	(343)	(704)	(685)
Other taxes other than income	(7,365)	(4,971)	(13,408)	(9,839)
Control contributions to the regulator	(2,371)	(2,273)	(4,752)	(4,529)
Other legal fees	—	—	—	—
Total	**(71,311)**	**(63,302)**	**(137,210)**	**(128,146)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 208

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 209 Note 39 – Depreciation and amortization Values corresponding to fees by concept of depreciation and amortization for the three and six-month period ended June 30, 2022 and 2021, is as follows: For the three month period ended June 30, For the six month period ended June 30, 2022 2021 2022 2021 MCh$ MCh$ MCh$ MCh$ Depreciation and amortization Amortization of intangible assets (13,456) (13,200) (26,289) (26,222) Depreciation for fixed assets (3,093) (2,947) (6,079) (5,918) Depreciation and amortizations for assets with rights to use in leases (6,855) (8,480) (13,745) (17,062) Depreciation of other assets for investment properties — — — — Amortization of other assets per revenue asset from ordinary activities from costumer contracts — — — — Total Depreciation and Amortization (23,404) (24,627) (46,113) (49,202)

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 210 Note 40 – Impairment of non-financial assets Itaú Corpbanca and its subsidiaries assess at the end of each reporting period whether there is any indication of impairment of any asset. For the three- and six-month periods ended June 30, 2022 and 2021, the detail is as follows: For the three-month periods ended June 30 For the six-month periods ended June 30 2022 2021 2022 2021 Note MCh$ MCh$ MCh$ MCh$ Impairment of investments in associates 15 — — — — Impairment of intangible assets — — — — Impairment of fixed assets 16 — (1) — (1) Impairment of right-of-use assets 17 — — — — Impairment of other assets for investment properties — — — — Impairment of other assets for income from ordinary activities from contracts with customers — — — — Gain on an acquisition through a business combination on highly advantageous terms — — — — Total — (1) — (1)

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 41 – Credit loss expenses

a) Summary of credit loss expense for the three and six-month period ended June 30, 2022 and 2021, is as follows:

Summary of credit loss In the period	For the three month period Ended June 30, 2022 MCh$	For the three month period Ended June 30, 2021 MCh$	For the six month period Ended June 30, 2022 MCh$	For the six month period Ended June 30, 2021 MCh$
Expense of provisions constituted for loan credit risk	(76,699)	(53,194)	(121,632)	(131,407)
Expense of special provisions for credit risk	(15,565)	4,704	(23,124)	30,325
Write-off credit recovery	15,275	14,228	30,261	28,706
Impairment due to credit risk of other financial assets at amortized cost	(25)	—	(25)	—
Impairment due to credit risk of financial assets at fair value through other comprehensive income	(167)	14	(146)	68
Total	**(77,181)**	**(34,248)**	**(114,666)**	**(72,308)**

b) Flow of provision expenses constituted for credit risk and expense for credit losses of loans for the three and six-month period ended June 30,2022, is as follows:

Loan provision expense In the period	For the three month period ended June 30, 2022 — Portfolio normal Evaluation — Individual	Portfolio normal Evaluation — Group	Portfolio Substandard Evaluation — Individual	Portfolio in default Evaluation — Individual	Portfolio in default Evaluation — Group	Subtotal	Deductible guarantees FOGAPE Covid-19	Total
Interbank loans								
Creation of provisions	(379)	—	—	—	—	(379)	—	(379)
Release of provisions	357	—	—	—	—	357	—	357
Subtotal	**(22)**	**—**	**—**	**—**	**—**	**(22)**	**—**	**(22)**
Commercial loans								
Creation of provisions	(9,341)	(6,820)	(2,153)	(7,623)	(5,584)	(31,521)	—	(31,521)
Provisions released	1,944	133	2,340	2,553	916	7,886	914	8,800
Subtotal	**(7,397)**	**(6,687)**	**187**	**(5,070)**	**(4,668)**	**(23,635)**	**914**	**(22,721)**
Housing loans								
Creation of provisions	—	(2,742)	—	—	(1,456)	(4,198)	—	(4,198)
Provisions released	—	229	—	—	—	229	—	229
Subtotal	**—**	**(2,513)**	**—**	**—**	**(1,456)**	**(3,969)**	**—**	**(3,969)**
Consumer loans								**(7,938)**
Creation of provisions	—	(25,868)	—	—	(23,569)	(49,437)	—	(49,437)
Release of provisions	—	—	—	—	—	—	—	—
Subtotal	**—**	**(25,868)**	**—**	**—**	**(23,569)**	**(49,437)**	**—**	**(49,437)**
Expense of constituted provisions	**(7,419)**	**(35,068)**	**187**	**(5,070)**	**(29,693)**	**(77,063)**	**914**	**(76,149)**
Recovery of writen-off loans								
Interbank loans	—	—	—	—	—	—	—	—
Commercial loans	—	—	—	—	—	—	—	—
Housing loans	—	—	—	—	—	—	—	—
Consumer loans	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—
Credit loss expense	**(7,419)**	**(35,068)**	**187**	**(5,070)**	**(29,693)**	**(77,063)**	**914**	**(76,149)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 211

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 41 – Credit loss expenses, continued

Loan provision expense In the period	For the six month period ended June 30, 2022							
	Portfolio normal Evaluation		Portfolio Substandard Evaluation	Portfolio in default Evaluation		Subtotal	Deductible guarantees FOGAPE Covid-19	Total
	Individual	Group	Individual	Individual	Group			
Interbank loans								
Creation of provisions	(518)	—	—	—	—	(518)	—	(518)
Release of provisions	800	—	—	—	—	800	—	800
Subtotal	**282**	**—**	**—**	**—**	**—**	**282**	**—**	**282**
Commercial loans								
Creation of provisions	(10,769)	(20,938)	(2,815)	(11,152)	(19,387)	(65,061)	—	(65,061)
Release of provisions	18,123	300	6,042	13,876	1,515	39,856	5,418	45,274
Subtotal	**7,354**	**(20,638)**	**3,227**	**2,724**	**(17,872)**	**(25,205)**	**5,418**	**(19,787)**
Housing loans								
Creation of provisions	—	(5,294)	—	—	(2,327)	(7,621)	—	(7,621)
Release of provisions	—	229	—	—	15	244	—	244
Subtotal	**—**	**(5,065)**	**—**	**—**	**(2,312)**	**(7,377)**	**—**	**(7,377)**
Consumer loans								
Creation of provisions	—	(53,158)	—	—	(41,873)	(95,031)	—	(95,031)
Release of provisions	—	281	—	—	—	281	—	281
Subtotal	**—**	**(52,877)**	**—**	**—**	**(41,873)**	**(94,750)**	**—**	**(94,750)**
Expense of recorded provisions	**7,636**	**(78,580)**	**3,227**	**2,724**	**(62,057)**	**(127,050)**	**5,418**	**(121,632)**
Recovery of writen-off loans								
Interbank loans	—	—	—	—	—	—	—	—
Commercial loans	—	—	—	—	—	—	—	10,077
Housing loans	—	—	—	—	—	—	—	3,142
Consumer loans	—	—	—	—	—	—	—	17,042
Subtotal	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**30,261**
Credit loss expense	**7,636**	**(78,580)**	**3,227**	**2,724**	**(62,057)**	**(127,050)**	**5,418**	**(91,371)**

Loan provision expense In the period	For the three month period ended June 30, 2021							
	Portfolio normal Evaluation		Portfolio Substandard Evaluation	Portfolio in default Evaluation		Subtotal	Deductible guarantees FOGAPE Covid-19	Total
	Individual	Group	Individual	Individual	Group			
Interbank loans								
Creation of provisions	256	—	—	—	—	256	—	256
Release of provisions	(340)	—	—	—	—	(340)	—	(340)
Subtotal	**(84)**	**—**	**—**	**—**	**—**	**(84)**	**—**	**(84)**
Commercial loans								
Creation of provisions	(8,295)	(5,383)	4,446	(66,599)	(1,653)	(77,484)	(1,733)	(79,217)
Release of provisions	67,141	(683)	417	(11,631)	724	55,968	789	56,757
Subtotal	**58,846**	**(6,066)**	**4,863**	**(78,230)**	**(929)**	**(21,516)**	**(944)**	**(22,460)**
Housing loans								
Creation of provisions	—	(1,245)	—	—	(2,416)	(3,661)	—	(3,661)
Release of provisions	—	3,650	—	—	(2,324)	1,326	—	1,326
Subtotal	**—**	**2,405**	**—**	**—**	**(4,740)**	**(2,335)**	**—**	**(2,335)**
Consumer loans								
Creation of provisions	—	(24,458)	—	—	2,115	(22,343)	—	(22,343)
Release of provisions	—	(2,435)	—	—	(3,537)	(5,972)	—	(5,972)
Subtotal	**—**	**(26,893)**	**—**	**—**	**(1,422)**	**(28,315)**	**—**	**(28,315)**
Expense of recorded provisions	**58,762**	**(30,554)**	**4,863**	**(78,230)**	**(7,091)**	**(52,250)**	**(944)**	**(53,194)**
Recovery of writen-off loans								
Interbank loans	—	—	—	—	—	—	—	—
Commercial loans	—	—	—	4,870	—	4,870	—	4,870
Housing loans	—	—	—	—	979	979	—	979
Consumer loans	—	—	—	—	8,379	8,379	—	8,379
Subtotal	**—**	**—**	**—**	**4,870**	**9,358**	**14,228**	**—**	**14,228**
Credit loss expense	**58,762**	**(30,554)**	**4,863**	**(73,360)**	**2,267**	**(38,022)**	**(944)**	**(38,966)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 212

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 41 – Credit loss expenses, continued

Loan provision expense In the period	For the six month period ended June 30, 2021							
	Normal Portfolio Evaluation		Substandard Portfolio Evaluation	Portfolio in default Evaluation		Subtotal	Deductible guarantees FOGAPE Covid-19	Total
	Individual	Group	Individual	Individual	Group			
Interbank loans								
Creation of provisions	(146)	—	—	—	—	(146)	—	(146)
Release of provisions	31	—	—	—	—	31	—	31
Subtotal	**(115)**	**—**	**—**	**—**	**—**	**(115)**	**—**	**(115)**
Commercial loans								
Creation of provisions	(18,595)	(11,071)	(5,014)	(90,009)	(2,755)	(127,444)	(5,129)	(132,573)
Release of provisions	70,766	671	9,759	1,668	3,870	86,734	990	87,724
Subtotal	**52,171**	**(10,400)**	**4,745**	**(88,341)**	**1,115**	**(40,710)**	**(4,139)**	**(44,849)**
Housing loans								
Creation of provisions	—	(5,712)	—	—	(7,344)	(13,056)	—	(13,056)
Release of provisions	—	3,650	—	—	402	4,052	—	4,052
Subtotal	**—**	**(2,062)**	**—**	**—**	**(6,942)**	**(9,004)**	**—**	**(9,004)**
Consumer loans								
Creation of provisions	—	(60,913)	—	—	(29,305)	(90,218)	—	(90,218)
Release of provisions	—	—	—	—	12,779	12,779	—	12,779
Subtotal	**—**	**(60,913)**	**—**	**—**	**(16,526)**	**(77,439)**	**—**	**(77,439)**
Expense of recorded provisions	**52,056**	**(73,375)**	**4,745**	**(88,341)**	**(22,353)**	**(127,268)**	**(4,139)**	**(131,407)**
Recovery of writen-off loans								
Interbank loans	—	—	—	—	—	—	—	—
Commercial loans	—	—	—	9,870	—	9,870	—	9,870
Housing loans	—	—	—	—	2,027	2,027	—	2,027
Consumer loans	—	—	—	—	16,809	16,809	—	16,809
Subtotal	**—**	**—**	**—**	**9,870**	**18,836**	**28,706**	**—**	**28,706**
Credit loss expense	**52,056**	**(73,375)**	**4,745**	**(78,471)**	**(3,517)**	**(98,562)**	**(4,139)**	**(102,701)**

c) Balances for the three and six-month period ended June 30, 2022 and 2021 of Expenses for Special Provisions for Credit Risk, are as follows:

Summary of the expense for special provisions for credit risk in the period	For the three month period completed as of June 30,		For the six month period completed as of June 30,	
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Expense of provisions for contingent credits	**51**	**4,420**	**(1,609)**	**(2,098)**
Interbank loans	—	—	—	—
Commercial Loans	909	4,420	201	(2,098)
Consumer loans	(858)	—	(1,810)	—
Expense of provisions for country risk for operations with debtors domiciled abroad	**(616)**	**335**	**153**	**392**
Expense of special provisions for contingent credits abroad	**—**	**—**	**—**	
Expense of additional provisions for loans	**(15,000)**	**(51)**	**(21,668)**	**32,031**
Commercial loans	(10,000)	—	(16,668)	3,972
Housing loans	—	—	—	3,478
Consumer loans	(5,000)	(51)	(5,000)	24,581
Expense of provisions for adjustments to the minimum provision required for normal portfolio with individual evaluation	**—**	**—**	**—**	**—**
Expense of other special provisions constituted for credit risk	**—**	**—**	**—**	**—**
Total	**(15,565)**	**4,704**	**(23,124)**	**30,325**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 213

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 214 Note 42 – Income from discontinued operations As of June 30, 2022 and 2021, the Bank has no results from discontinued operations.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 215 Note 43 - Related Party Transactions a) Assets and liabilities for transactions with related parties As of June 30, 2022 Assets and liabilities by type of related party Parent entity Other legal entity Consolidated bank key personnel Other related parties Total MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Debt financial instruments — — — — — Financial assets not intended for mandatory trading at fair value through profit or loss — — — — — Financial assets at fair value through profit or loss — — — — — Financial assets at fair value through other comprehensive income — — — — — Financial derivative contracts for accounting hedging — — — — — Financial assets at amortized cost — — — — — Rights on resale agreements and loans of securities — — — — — Debt financial instruments 9,059 — — — 9,059 Commercial loans 73,409 — 3,347 — 76,756 Housing loans 33,096 — 20,981 — 54,077 Consumer loans 7,254 — 4,164 — 11,418 Recorded provisions - loans (11,669) — (140) — (11,809) Other assets 1,020 — — — 1,020 Contingent credits 62,514 — 8,644 71,158 LIABILITIES Financial liabilities to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Financial liabilities designated at fair value through profit or loss — — — — — Financial derivative contracts for accounting hedge, — — — — — Financial liabilities at amortized cost — — — — — Deposits and other demand obligations 64,885 — 5,158 — 70,043 Deposits and other term deposits 232,010 — 8,404 — 240,414 Repurchase agreement obligations and securities loans — — — — — Obligations with banks — — — — — Debt instruments issued — — — — — Other financial obligations — — — — — Obligations from lease contracts — — — — — Other liabilities 919 — — — 919

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 216 Note 43 – Related party disclosures, continued As of December 31, 2021 Assets and liabilities by type of related party Parent entity Other legal entity Consolidated bank key personnel Other related parties Total MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Debt financial instruments — — — — — Financial assets not intended for mandatory trading at fair value through profit or loss — — — — — Financial assets at fair value through profit or loss — — — — — Financial assets at fair value through other comprehensive income — — — — — Financial derivative contracts for accounting hedging — — — — — Financial assets at amortized cost — — — — — Rights on resale agreements and loans of securities — — — — — Debt financial instruments 4,404 — — — 4,404 Commercial loans 72,758 — 3,262 — 76,020 Housing loans 33,701 — 20,429 — 54,130 Consumer loans 8,058 — 4,431 — 12,489 Recorded provisions - loans (10,999) — (155) — (11,154) Other assets 8 — — — 8 Contingent credits 49,446 8,290 57,736 LIABILITIES Financial liabilities to be traded at fair value through profit or loss — — — — — Financial derivative contracts — — — — — Financial liabilities designated at fair value through profit or loss — — — — — Financial derivative contracts for accounting hedge, — — — — — Financial liabilities at amortized cost — — — — — Deposits and other demand obligations 74,724 — 4,112 — 78,836 Deposits and other term deposits 241,023 — 5,229 — 246,252 Repurchase agreement obligations and securities loans — — — — — Obligations with banks — — — — — Debt instruments issued — — — — — Other financial obligations — — — — — Obligations from lease contracts — — — — — Other liabilities 8 — — — 8

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 43 – Related party disclosures

b) Incomes and expenses from transactions related parties for the periods ended June 30, 2022 and 2021:

	For the three month period ended June 30, 2022				
	Parent entity	Other legal entity	Consolidated bank key personnel	Other related parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	(223)	—	10	—	**(213)**
Incomes from readjustments	—	—	—	—	**—**
Commission income	(21)	—	(2)	—	**(23)**
Net financial result	—	—	—	—	**—**
Other income	—	—	—	—	—
TOTAL INCOME	**(244)**	**—**	**8**	**—**	**(236)**
Interest Expenses	15	—	2	—	**17**
Indexation expenses	—	—	—	—	**—**
Commission expenses	7	—	—	—	**7**
Credit loss expense	—	—	—	—	**—**
Expenses for employee benefit obligations	—	—	—	—	**—**
Administrative expense	—	—	—	—	**—**
Other expenses	—	—	—	—	—
TOTAL EXPENSES	**22**	**—**	**2**	**—**	**24**

	For the six month period ended June 30, 2022				
	Parent entity	Other legal entity	Consolidated bank key personnel	Other related parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	804	—	200	—	**1.004**
Incomes from readjustments	—	—	—	—	**—**
Commission income	170	—	22	—	**192**
Net financial income (loss)	—	—	—	—	**—**
Other income	1	—	—	—	1
TOTAL INGRESOS	**975**	**—**	**222**	**—**	**1.197**
Financial expenses	(135)	—	(8)	—	**(143)**
Indexation expenses	—	—	—	—	**—**
Commission expenses	(28)	—	—	—	**(28)**
Credit loss expense	—	—	—	—	**—**
Employee benefit obligation expense	—	—	—	—	**—**
Administrative expense	—	—	—	—	**—**
Other expenses	—	—	—	—	—
TOTAL EXPENSES	**(163)**	**—**	**(8)**	**—**	**(171)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 217

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 43 – Related party disclosures, continued

	For the three month period ended June 30, 2021				
	Parent entity	Other legal entity	Consolidated bank key personnel	Other related parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	119	—	3	—	**122**
Incomes from readjustments	—	—	—	—	**—**
Commission income	(229)	—	(22)	—	**(251)**
Net financial result	—	—	—	—	**—**
Other income	3	—	—	—	3
TOTAL INCOME	**(107)**	**—**	**(19)**	**—**	**(126)**
Interest Expenses	11	—	—	—	**11**
Indexation expenses	—	—	—	—	**—**
Commission expenses	(164)	—	—	—	**(164)**
Credit loss expense	—	—	—	—	**—**
Expenses for employee benefit obligations	—	—	—	—	**—**
Administrative expense	—	—	—	—	**—**
Other expenses	—	—	—	—	—
TOTAL EXPENSES	**(153)**	**—**	**—**	**—**	**(153)**

	For the six month period ended June 30, 2021				
	Parent entity	Other legal entity	Consolidated bank key personnel	Other related parties	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	1.618	—	72	—	**1.690**
Incomes from readjustments	—	—	—	—	**—**
Commission income	311	—	2	—	**313**
Net financial income (loss)	—	—	—	—	**—**
Other income	4	—	—	—	4
TOTAL INGRESOS	**1.933**	**—**	**74**	**—**	**2.007**
Financial expenses	(45)	—	(5)	—	**(50)**
Indexation expenses	—	—	—	—	**—**
Commission expenses	(224)	—	—	—	**(224)**
Credit loss expense	—	—	—	—	**—**
Employee benefit obligation expense	—	—	—	—	**—**
Administrative expense	—	—	—	—	**—**
Other expenses	—	—	—	—	—
TOTAL EXPENSES	**(269)**	**—**	**(5)**	**—**	**(274)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 218

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 43 – Related party disclosures, continued

c) Transactions with related parties in the period

Transactions with related entities that are reported are those considered by the company to exceed and accumulated total of MCh$66 (UF2,000) for the three and six-month period ended June 30, without prejudice for being of a different nature:

Transaction description						As of June, 30 2022				
Business name	Nature of the relationship with the bank	Type of Service	Deadline	Renewal Conditions	Transactions under equivalence conditions to those Transactions with mutual independence between parties		Effect on Income Statement		Effect on Statement of Financial Position	
						Amount MCh$	Income MCh$	Expenses MCh$	Accounts Receivable MCh$	Accounts Payable MVh$
Centro Cultural Corpgroup SpA	Management	Sponsors	30 days	According to contract	Yes	(311)	—	(311)	—	—
Combanc S.A.	Management	Data transmission services	30 days	According to contract	Yes	(208)	—	(208)	—	—
Comder Contraparte Central S.A	Management	Banking services	30 days	According to contract	Yes	(503)	—	(503)	—	—
Corp Group Holding Inversiones Ltda (1)	Management	Consulting	30 days	According to contract	Yes	(239)	—	(239)	—	—
Inmobiliaria Edificio Corpgroup S.A.	Management	Office rental and maintenance expenses	30 days	According to contract	Yes	—	—	—	—	—
Inmobiliaria Gabriela S.A	Indirect	Leases	30 days	According to contract	Yes	(73)	—	(73)	—	(606)
Inversiones Corp Group Interhold Ltda. (1)	Management	Banking services	30 days	According to contract	Yes	(1,447)	—	(1,447)	—	—
Itaú Chile Inv. Serv. y Administración S.A.	Direct	Banking services		According to contract	Yes	(113)	—	(113)	—	(321)
Itaú Unibanco	Direct	Reimbursement for business management		According to contract	Yes	(570)	—	(570)	—	—
Itaú BBA Securities NY	Direct	Reimbursement for business management	30 days	According to contract	Yes	908	908	—	1,100	—
Banco Itaú Internacional	Direct	Reimbursement for business management	30 days	According to contract	Yes	230	230	—	567	—
Banco Itaú (Suisse) S.A	Direct	Reimbursement for business management	30 days	According to contract	Yes	2	2	—	3	—
Operadora Tarjeta de Crédito Nexus S.A.	Management	Credit card management	30 days	According to contract	Yes	(1,644)	—	(1,644)	—	—
Redbanc S.A.	Management	Rental of ATM spaces	30 days	According to contract	Yes	(2,428)	—	(2,428)	—	—
Transbank S.A.	Management	Credit card management	30 days	According to contract	Yes	(7,258)	—	(7,258)	—	—

Transaction description						As of June, 30 2021				
Business name	Nature of the relationship with the bank	Type of Service	Deadline	Renewal Conditions	Transactions under equivalence conditions to those Transactions with mutual independence between parties		Effect on Income Statement		Effect on Statement of Financial Position	
						Amount MCh$	Income MCh$	Expenses MCh$	Accounts Receivable MCh$	Accounts Payable MVh$
Centro Cultural Corpgroup SpA	Management	Sponsors	30 days	According to contract	Yes	(405)	—	(405)	—	—
Combanc S.A.	Management	Data transmission services	30 days	According to contract	Yes	(225)	—	(225)	—	—
Comder Contraparte Central S.A	Management	Banking services	30 days	According to contract	Yes	(415)	—	(415)	—	—
Corp Group Holding Inversiones Ltda (1)	Management	Consulting	30 days	According to contract	Yes	(220)	—	(220)	—	—
Inmobiliaria Edificio Corpgroup S.A.	Management	Office rental and maintenance expenses	30 days	According to contract	Yes	(1,127)	—	(1,127)	—	(13,663)
Inmobiliaria Gabriela S.A	Indirect	Leases	30 days	According to contract	Yes	(65)	—	(65)	—	(666)
Inversiones Corp Group Interhold Ltda. (1)	Management	Consulting	30 days	According to contract	Yes	(2,675)	—	(2,675)	—	—
Itaú Chile Inv. Serv. y Administración S.A.	Direct	Banking services	30 days	According to contract	Yes	(62)	—	(62)	—	(63)
Itaú Unibanco	Direct	Reimbursement for business management	30 days	According to contract	Yes	1,010	1,301	(291)	1,245	—
Itaú BBA Securities NY	Direct	Reimbursement for business management	30 days	According to contract	Yes	1,399	1,399	—	1,343	—
MCC S.A Corredores de Bolsa	Indirect	Consulting	30 days	According to contract	Yes	(55)	8	(63)	1	—
Operadora Tarjeta de Crédito Nexus S.A.	Management	Credit card management	30 days	According to contract	Yes	(1,446)	—	(1,446)	—	—
Pulso Editorial S.A.	Management	Publishing services	30 days	According to contract	Yes	(89)	—	(89)	—	—
Redbanc S.A.	Management	ATM network management	30 days	According to contract	Yes	(1,796)	—	(1,796)	—	—
SMU S.A., Rendic Hnos. S.A.	Management	Rental of ATM spaces	30 days	According to contract	Yes	(991)	—	(991)	—	—
Transbank S.A.	Management	Credit card management	30 days	According to contract	Yes	(5,065)	—	(5,065)	—	—

(1) As informed by a Material Event dated July 14, 2022, on June 3, 2022, Itaú Corpbanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones Gasa Limitada and other entities related to CG Banking entered into a "Termination Letter", in order to terminate, among others, the Transaction Agreement entered into by and between the same parties on January 29, 2014, as amended on June 2, 2015 and on January 20, 2017 (the "Transaction Agreement" or the "TA"). The Termination Letter took effect on July 14, 2022.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 219

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 43 – Related party disclosures, continued

The Termination Letter contained, among other things, the following agreements:

- The termination, effective September 30, 2022, of the technical and professional advisory agreements entered into with Inversiones CorpGroup Interhold Ltda. (formerly CorpGroup Interhold S.A.) on July 6, 2001 (as amended on January 27, 2014 and on October 30, 2015), with Inversiones CorpGroup Interhold Ltda. (formerly CorpGroup Interhold S.A.) on April 10, 2008 (as amended on January 27, 2014) and with CorpGroup Holding Inversiones Limitada on March 27, 2012 (as amended on January 27, 2014 and on October 30, 2015).

- Maintain in force the Sponsorship Agreement entered into on January 28, 2011 (and amended on January 27, 2014) between Inmobiliaria Edificio CorpGroup S.A. and Corpbanca, which was assigned on October 16, 2020 to Centro Cultural CorpGroup SpA. until July 31, 2024, in accordance with its current terms.

d) Payments to the Board of directors and key management personnel of Consolidated Bank,

Payments to the Board of directors and key Bank Management personnel and its subsidiaries	For the three month period ended June 30,		For the six month period ended June 30,	
	2022	2021	2022	2021
	MCh$	MCh$	MCh$	MCh$
Board of directors				
Compensation payments and board of directors per diem - Bank and banks subsidiaries	(429)	(325)	(699)	(651)
Key Bank Management personnel and its subsidiaries:				
Short-term employee benefit payment	(7,889)	(8,478)	(18,339)	(15,740)
Post employment employee benefit payment	—	—	—	—
Long-term employee benefit payment	—	—	—	—
Payments for employee benefits due to termination of employment contract	(398)	(323)	(398)	(418)
Payment to employees based on shares or equity instruments	—	—	—	—
Payment for obligations for defined contribution post-employment plans	—	—	—	—
Payment for obligations for defined post-employment benefit plans	—	—	—	—
Payment for other personnel obligations	—	—	—	—
Subtotal- Payments for employee benefit obligations	**(8,287)**	**(8,801)**	**(18,737)**	**(16,158)**
Total	**(8,716)**	**(9,126)**	**(19,436)**	**(16,809)**

e) Composition of the Board of directors and key Bank Management personnel and its subsidiaries

Composition of the board of directors and key Key Bank Management personnel and its subsidiaries	As of June 30,	
	2022	2021
	No. of executives	
Board of directors		
Directors - Bank and Bank Subsidiaries	16	16
Key Bank Management personnel and its subsidiaries:		
General Manager - Bank	1	1
General Managers - Bank subsidiaries	7	7
Division/Area Managers - Bank	103	102
Division/Area Managers - Bank Subsidiaries	53	72
Subtotal	**164**	**182**
Total	**180**	**198**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 220

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 221 Note 44 - Fair Value of Financial Assets and Liabilities This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 7-12 "Fair value of financial instruments" of the CMF and IFRS 13 "Fair value measurement", These standards have been applied to both financial assets and non-financial assets measured at fair value (recurecurring and non-recurring). The following section details the main guidelines and definitions used by the Group: Fair value, The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i,e, an exit price), The transaction is carried out in the principal or most advantageous market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction. Market participants, Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics: a) They are independent of each other, i,e, they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms. b) They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary. c) They are able to enter into a transaction for the asset or liability. d) They are willing to enter into a transaction for the asset or liability i,e, they are motivated, but not forced or otherwise compelled, to do so. Fair value measurement, When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date. Aspects of the transaction, A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions, The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset. Market participants, The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest. Prices, Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i,e, Starting price) regardless of whether that price is directly observable or estimated using another valuation technique.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 222 Note 44 – Fair Value of Financial Assets and Liabilities, continued Highest and best use of non-financial assets, The fair value measurement of these assets takes into account the market participant's ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset. Bank's own liabilities and equity instruments, The fair value measurement assumes that these items are transferred to a market participant on the date of measurement, The transfer of these items assumes that: a) A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation, The liability would not be settled with the counterparty or otherwise extinguished on the measurement date. b) An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument, The instrument would not be canceled or otherwise extinguished on the measurement date. Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity's own credit risk. This risk is assumed to be the same before and after the liability is transferred. Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them, Likewise, they do not necessarily transfer liabilities at the price received to assume them. Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. In this sense, the following approaches stand out, being the first two the most used by the group: a) Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable assets, liabilities, or a group of assets and liabilities. b) Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts, The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts. c) Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost). Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 223 Note 44 – Fair Value of Financial Assets and Liabilities, continued Components of the present value measurement. Present value is the tool used to link future amounts (e,g, cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date: a) An estimate of future cash flows for the asset or liability being measured. b) Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows. c) The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate), d) The price to bear the uncertainty inherent in the cash flows (i,e,, a risk premium). e) Other factors that market participants would take into account in these circumstances. f) For a liability, the default risk related to that liability, including the entity's own credit risk (i,e, the debtor's). Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs), Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 224 Note 44 – Fair Value of Financial Assets and Liabilities, continued Determination of fair value The following is a summary of the fair values of the main financial assets and liabilities as of June 30, 2022, December 31, 2021 and January 1,2021, including those that are not presented at fair value in the Consolidated Statement of Financial Position: As of June 30, 2022 Estimated fair value Carrying amount Recurrent Non recurrent MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 1,655,846 — 1,655,846 Cash in process of collection 678,028 — 678,028 Financial assets to be traded at fair value through profit or loss 4,367,805 4,367,805 — Derivative financial instruments 3,722,588 3,722,588 — Debt financial instruments 583,105 583,105 — Other financial instruments 62,112 62,112 — Financial assets not held for trading mandatorily measured at fair value through profit or loss 59,395 59,395 — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 4,281,500 4,281,500 — Debt financial instruments 4,274,343 4,274,343 — Other financial instruments 7,157 7,157 — Derivative financial instruments held for hedge accounting 93,054 93,054 — Financial assets at amortized cost 27,263,692 — 27,601,075 Investment under resale agreements 291,306 — 291,306 Debt financial instruments 1,095,919 — 999,144 Interbank loans 54,052 — 54,052 Loans and accounts receivable from customers – Commercial 16,192,097 — 16,287,956 Loans and accounts receivable from customers – Mortgage 6,734,145 — 6,739,780 Loans and accounts receivable from customers – Consumer 2,896,173 — 3,228,837 Total 38,399,320 8,801,754 29,934,949 LIABILITIES Cash in process of being cleared 705,316 — 705,316 Financial liabilities to be traded at fair value through profit or loss 3,530,144 3,530,144 — Derivative financial instruments 3,530,144 3,530,144 — Other financial instruments — — — Financial liabilities designated at fair value through profit or loss — — — Derivative financial instruments held for hedge accounting 268,624 268,624 — Financial liabilities at amortized cost 30,133,592 — 30,102,062 Demand deposits and other demand obligations 7,078,095 — 7,078,095 Term deposits and other term loans 11,174,937 — 11,146,555 Obligations under repurchase agreements 207,398 — 207,398 Interbank borrowings 5,315,090 — 5,313,450 Debt instruments issued 6,311,051 — 6,309,543 Other financial liabilities 47,021 — 47,021 Lease contracts liabilities 100,416 — 100,416 Financial instruments of regulatory capital issued 1,231,089 — 1,231,089 Total 35,969,181 3,798,768 32,138,883

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 225 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of December 31, 2021 Estimated fair value Carrying amount Recurrent Non recurrent MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3,473,392 — 3,473,392 Cash in process of collection 438,496 — 438,496 Financial assets to be traded at fair value through profit or loss 3,229,406 3,229,406 — Derivative financial instruments 2,897,803 2,897,803 — Debt financial instruments 291,761 291,761 — Other financial instruments 39,842 39,842 — Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 2,872,683 2,872,683 — Debt financial instruments 2,872,683 2,872,683 — Other financial instruments — — — Derivative financial instruments held for hedge accounting 83,123 83,123 — Financial assets at amortized cost 25,701,853 — 25,867,257 Investment under resale agreements 606,178 — 606,178 Debt financial instruments 1,062,787 — 1,060,894 Interbank loans 80,554 — 80,554 Loans and accounts receivable from customers – Commercial 15,102,619 — 15,026,196 Loans and accounts receivable from customers – Mortgage 6,193,478 — 6,184,792 Loans and accounts receivable from customers – Consumer 2,656,237 — 2,908,643 Total 35,798,953 6,185,212 29,779,145 LIABILITIES Cash in process of being cleared 424,358 — 424,358 Financial liabilities to be traded at fair value through profit or loss 2,757,342 2,757,342 — Derivative financial instruments 2,757,342 2,757,342 — Other financial instruments — — — Financial liabilities designated at fair value through profit or loss — — — Derivative financial instruments held for hedge accounting 168,245 168,245 — Financial liabilities at amortized cost 28,710,197 — 28,497,211 Demand deposits and other demand obligations 7,576,095 — 7,576,095 Term deposits and other term loans 10,097,443 — 10,009,988 Obligations under repurchase agreements 466,006 — 466,006 Interbank borrowings 4,918,423 — 4,915,814 Debt instruments issued 5,609,795 — 5,486,873 Other financial liabilities 42,435 — 42,435 Lease contracts liabilities 115,544 — 106,564 Financial instruments of regulatory capital issued 1,153,045 — 1,153,044 Total 33,328,731 2,925,587 30,181,177

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 226 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of January 1, 2021 Estimated fair value Carrying amount Recurrent Non recurrent MCh$ MCh$ MCh$ ASSETS Cash and deposits in Banks 3,089,072 — 3,089,072 Cash in process of collection 173,192 — 173,192 Financial assets to be traded at fair value through profit or loss 4,256,700 4,256,700 — Derivative financial instruments 3,676,331 3,676,331 — Debt financial instruments 545,352 545,352 — Other financial instruments 35,017 35,017 — Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — Financial assets designated at fair value through profit or loss — — — Financial assets at fair value through other comprehensive income 3,960,105 3,960,105 — Debt financial instruments 3,960,105 3,960,105 — Other financial instruments — — Derivative financial instruments held for hedge accounting 306,472 306,472 Financial assets at amortized cost 21,909,607 — 23,100,162 Investment under resale agreements 105,580 — 105,580 Debt financial instruments 111,643 — 110,709 Interbank loans 7,115 — 7,115 Loans and accounts receivable from customers – Commercial 14,133,985 — 14,910,571 Loans and accounts receivable from customers – Mortgage 5,225,837 — 5,512,969 Loans and accounts receivable from customers – Consumer 2,325,447 — 2,453,218 Total 33,695,148 8,523,277 26,362,426 LIABILITIES Cash in process of being cleared 154,232 — 154,232 Financial liabilities to be traded at fair value through profit or loss 3,511,141 3,511,141 — Derivative financial instruments 3,511,141 3,511,141 — Other financial instruments — — — Financial liabilities designated at fair value through profit or loss — — — Derivative financial instruments held for hedge accounting 162,450 162,450 — Financial liabilities at amortized cost 27,205,247 — 28,467,774 Demand deposits and other demand obligations 6,197,406 — 6,197,406 Term deposits and other term loans 11,433,064 — 11,574,924 Obligations under repurchase agreements 638,851 — 638,851 Interbank borrowings 3,798,978 — 3,794,375 Debt instruments issued 5,123,825 — 6,249,095 Other financial liabilities 13,123 — 13,123 Lease contracts liabilities 151,885 — 164,304 Financial instruments of regulatory capital issued 1,081,031 — 1,081,031 Total 32,265,986 3,673,591 29,867,341 In addition, the fair value estimates presented above do not attempt to estimate the value of the Group's profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 227 Note 44 – Fair Value of Financial Assets and Liabilities, continued The following section describes the methods used to estimate fair value: a) Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring). Cash, short-term assets and short-term liabilities The fair value of these items approximates their book value given their short-term nature, These items include: - Cash and deposits in Banks - Cash in the process of collection - Financial instruments at fair value through profit or loss - Demand deposits and other demand obligations - Other financial obligations Loans The fair value of loans is determined using a discounted cash flow analysis, In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product, The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality, The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies. This methodology was applied to: - Interbank loans - Loans and accounts receivable from customers Financial instruments at amortized cost The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments, Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. Medium and long-term liabilities The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded, Medium and long-term liabilities include: - Term deposits and other term loans - Interbank borrowings - Debt instruments issued

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 44 – Fair Value of Financial Assets and Liabilities, continued

b) Value Measurement of financial assets and liabilities for recording purposes (recurring)

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments, Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers, These financial instruments are classified as follows:

- Financial instruments held for trading at fair value through profit or loss
- Financial instruments at fair value with changes in other comprehensive income

Financial derivative contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics, The methodology recognizes the credit risk of each counterparty, The adjustment is known internationally as counterparty risk adjustment, which is composed of CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), the sum of both risk adjustments the effective counterparty risk that must be recognized, This adjustment is periodically recorded in the financial statements.

As of June 30, 2022, the portfolio of derivative contracts both in Chile and Colombia have an accumulate net effect of Mch$5,956 (MCh$8,983 as of December 31, 2021, and Mch$40,382 as of January 1st, 2021)

	As of June 30, 2022		As of December 31 2021		As of January 01 2021	
	CVA	DVA	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging						
Fair value hedge	—	—	—	—	—	—
Currency forwards	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Cash flows hedge	—	—	—	—	—	—
Currency forwards	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Hedge of net investments in a foreign operation	—	—	—	—	—	—
Currency forwards	—	—	—	—	—	—
Currency swaps	—	—	—	—	—	—
Interest rate swaps	—	—	—	—	—	—
Derivatives held for trading	**(6,580)**	**624**	**(9,320)**	**337**	**(40,971)**	**589**
Currency forwards	(638)	339	(240)	207	(443)	205
Currency swaps	(4,891)	149	(4,144)	74	(4,165)	347
Interest rate swaps	(1,051)	136	(4,936)	56	(36,363)	37
Currency call options	—	—	—	—	—	—
Currency put options	—	—	—	—	—	—
Totals financial derivatives	**(6,580)**	**624**	**(9,320)**	**337**	**(40,971)**	**589**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 228

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 229 Note 44 – Fair Value of Financial Assets and Liabilities, continued c) Fair value hierarchy, IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation: - Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly. In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange, These prices correspond to the values at which the exact same assets are traded, As a result, the portfolio valuation does not require assumptions or models of any type. For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used, Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument's cash flows. Level 2 The specific instrument does not have daily quotes, However, similar instruments can be observed (e,g, same issuer, different maturity; or different issuer, same maturity and risk rating), In general, they are diverse combinations of pseudo-arbitration, Although the inputs are not directly observable, observable inputs are available with the needed periodicity. In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk, The income approach is used, which converts future amounts to present amounts. For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used, The inputs observed include forward prices, interest rates and volatilities, Based on these inputs, market curves are modeled,They are a numerical representation of the opportunity costs of the instrument's cash flows or the price volatility of an asset,Finally, cash flows are discounted. The Black and Scholes model is used for options based on prices of brokers in the OTC market, For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 230 Note 44 – Fair Value of Financial Assets and Liabilities, continued For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc, and gives market curves as the final result, These market curves are provided by a pricing supplier and are widely accepted by the market and its regulators. - Level 3 This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date, These fair value valuation models are subjective in nature, Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market, The Group has two products in this category. Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (camera), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract, This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap. In addition, the Bank offers American forwards to meet its customers' needs, They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry. None of these products generate significant impacts on the Bank's results as a result of recalibration, The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly, On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model's parameters are very stable. For those fixed income financial assets that do not have sufficient market depth, the valuation will be made by calculating a Spread plus an observable market rate in the currency of issue. The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated. Impact calibration As of June 30, 2022 American forwards USD- CLP Basis TAB CLP Basis TAB CLP MCh$ MCh$ MCh$ Volatility exchange rate USD-CLP TAB 30 — 61 — TAB 90 — — — TAB 180 — 27 12 TAB 360 — — (2) Total — 88 10

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 231 Note 44 – Fair Value of Financial Assets and Liabilities, continued Calibration impact As of December 31, 2021 American forwards USD- CLP Basis TAB CLP Basis TAB CLP MCh$ MCh$ Volatility exchange rate USD-CLP TAB 30 — 48 — TAB 90 — — — TAB 180 — 37 12 TAB 360 — — (2) Total — 85 10 Calibration impact As of January 1, 2021 American forwards USD- CLP Basis TAB CLP Basis TAB CLP MCh$ MCh$ Volatility exchange rate USD-CLP TAB 30 — 76 — TAB 90 — 1 — TAB 180 — 33 15 TAB 360 — — 3 Total — 110 18

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 232 Note 44 – Fair Value of Financial Assets and Liabilities, continued The following table summarizes the fair value hierarchy for the Group's recurring valuation of financial instruments: Level Instrument Issuer Price Source Model Currency N/A OTC, Bloomberg Directly observable price, 1 Shares Others Santiago Exchange Directly observable price, Mutual funds Asset Managers CMF Directly observable price, Bonds Chilean Central Bank Santiago Exchange Internal rate of return (IRR) based on prices, Derivatives N/A OTC (Brokers), Bloomberg Interest rate curves based on forward prices and coupon rates, 2 IIF Chilean Central Bank and Chilean Treasury Santiago Exchange Interest rate curves based on prices IIF Banks Santiago Exchange Interest rate curves based on prices Bonds Companies, banks Pricing supplier Interest rate curves based on correlations, spreads, extrapolations, etc, 3 Derivatives, active banking rate (TAB) N/A OTC (Brokers) Interest rate curves based on modeling of TAB-Chamber spread, Derivatives, American forwards N/A Blomberg Black and Scholes with inputs from European options, Bonds Companies, Bank Blomberg Interest rate curves based on SOFR plus spread modeling

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 44 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for the years ended June 30, 2022, December 31,2021 and January 01, 2021.

Fair value measurement of instruments that are valued on a recurring basis	As of June 30, 2022				
	Book Value	Fair Value	Market value of the asset for identified assets (level 1)	Other significant observable variables (level 2)	Other significant unobservable variables (level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS					
Financial instruments at fair value through profit and loss	**645,217**	**645,217**	**455,194**	**190,023**	**—**
Of Chile's State and Central Bank	177,240	177,240	177,240	—	—
Other instruments issued in the country	132	132	—	132	—
Instruments of foreign governments or central banks	215,842	215,842	215,842	—	—
Other instruments issued abroad	189,891	189,891	—	189,891	—
Investments in mutual funds	62,112	62,112	62,112	—	—
Financial assets not held for trading mandatorily measured at fair value through profit or loss	**59,395**	**59,395**	**—**	**—**	**59,395**
Commercial loans	59,395	59,395	—	—	59,395
Other	—	—	—	—	—
Financial instruments at fair value through other comprehensive income	**4,281,500**	**4,281,500**	**4,014,057**	**166,336**	**101,107**
Of Chile's State and Central Bank	3,487,668	3,487,668	3,487,668	—	—
Other instruments issued in the country	142,339	142,339	—	142,339	—
Instruments of foreign governments or central banks	470,375	470,375	470,375	—	—
Other instruments issued abroad	173,961	173,961	56,014	16,840	101,107
Other instruments at fair value through other comprehensive income	7,157	7,157	—	7,157	—
Financial derivative contracts	**3,815,642**	**3,815,642**	**—**	**3,797,484**	**18,158**
Forwards	713,316	713,316	—	712,561	755
Swaps	3,100,887	3,100,887	—	3,083,484	17,403
Call options	1,439	1,439	—	1,439	—
Put options	—	—	—	—	—
Total	**8,801,754**	**8,801,754**	**4,469,251**	**4,153,843**	**178,660**
LIABILITIES					
Financial derivative contracts	**3,798,768**	**3,798,768**	**—**	**3,795,729**	**3,039**
Forwards	886,829	886,829	—	884,111	2,718
Swaps	2,909,061	2,909,061	—	2,908,740	321
Call options	2,873	2,873	—	2,873	—
Put options	5	5	—	5	—
Total	**3,798,768**	**3,798,768**	**—**	**3,795,729**	**3,039**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 233

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 44 – Fair Value of Financial Assets and Liabilities, continued

Fair value measurement of instruments that are valued on a recurring basis	As of December 31, 2021				
	Book Value	Fair Value	Market value of the asset for identified assets (level 1)	Other significant observable variables (level 2)	Other significant unobservable variables (level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS					
Financial instruments at fair value through profit and loss	**331,603**	**331,603**	**322,668**	**8,935**	**—**
Of Chile's State and Central Bank	50,743	50,743	50,743	—	—
Other instruments issued in the country	111	111	—	111	—
Instruments of foreign governments or central banks	232,083	232,083	232,083	—	—
Other instruments issued abroad	8,824	8,824	—	8,824	—
Investments in mutual funds	39,842	39,842	39,842	—	—
Financial assets not held for trading mandatorily measured at fair value through profit or loss	**—**	**—**	**—**	**—**	**—**
Commercial loans	—	—	—	—	—
Other	—	—	—	—	—
Financial instruments at fair value through other comprehensive income	**2,872,683**	**2,872,683**	**2,632,388**	**240,295**	**—**
Of Chile's State and Central Bank	2,325,668	2,325,668	2,325,668	—	—
Other instruments issued in the country	135,142	135,142	—	135,142	—
Instruments of foreign governments or central banks	45,386	45,386	45,386	—	—
Other instruments issued abroad	366,487	366,487	261,334	105,153	—
Financial derivative contracts	**2,980,928**	**2,980,928**	**—**	**2,962,174**	**18,752**
Forwards	382,208	382,208	—	380,210	1,996
Swaps	2,598,071	2,598,071	—	2,581,315	16,756
Call options	649	649	—	649	—
Put options	—	—	—	—	—
Total	**6,185,214**	**6,185,214**	**2,955,056**	**3,211,404**	**18,752**
LIABILITIES		—			
Financial derivative contracts	**2,925,587**	**2,925,587**	**—**	**2,924,710**	**877**
Forwards	391,049	391,049	—	390,414	635
Swaps	2,534,164	2,534,164	—	2,533,922	242
Call options	343	343	—	343	—
Put options	31	31	—	31	—
Total	**2,925,587**	**2,925,587**	**—**	**2,924,710**	**877**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 234

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 44 – Fair Value of Financial Assets and Liabilities, continued

Fair value measurement of instruments that are valued on a recurring basis	As of January 1, 2021				
	Book Value	Fair Value	Market value of the asset for identified assets (level 1)	Other significant observable variables (level 2)	Other significant unobservable variables (level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS					
Financial instruments at fair value through profit and loss	**580,369**	**580,369**	**575,237**	**5,132**	**—**
Of Chile's State and Central Bank	108,042	108,042	108,042	—	—
Other instruments issued in the country	271	271	—	271	—
Instruments of foreign governments or central banks	432,178	432,178	432,178	—	—
Other instruments issued abroad	4,861	4,861	—	4,861	—
Investments in mutual funds	35,017	35,017	35,017	—	—
Financial assets not held for trading mandatorily measured at fair value through profit or loss	**—**	**—**	**—**	**—**	**—**
Commercial loans	—	—	—	—	—
Other	—	—	—	—	—
Financial instruments at fair value through other comprehensive income	**3,960,105**	**3,960,105**	**3,608,717**	**351,388**	**—**
Of Chile's State and Central Bank	3,056,179	3,056,179	3,056,179	—	—
Other instruments issued in the country	292,050	292,050	—	292,050	—
Instruments of foreign governments or central banks	217,185	217,185	217,185	—	—
Other instruments issued abroad	394,691	394,691	335,353	59,338	—
Financial derivative contracts	**3,982,803**	**3,982,803**	**—**	**3,955,538**	**27,265**
Forwards	472,208	472,208	—	468,632	3,576
Swaps	3,509,315	3,509,315	—	3,485,626	23,689
Call options	195	195	—	195	—
Put options	1,085	1,085	—	1,085	—
Total	**8,523,277**	**8,523,277**	**4,183,954**	**4,312,058**	**27,265**
LIABILITIES	**—**	**—**			
Financial derivative contracts	**3,673,591**	**3,673,591**	**—**	**3,672,751**	**840**
Forwards	433,863	433,863	—	433,747	116
Swaps	3,238,371	3,238,371	—	3,237,647	724
Call options	271	271	—	271	—
Put options	1,086	1,086	—	1,086	—
Total	**3,673,591**	**3,673,591**	**—**	**3,672,751**	**840**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 235

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 44 – Fair Value of Financial Assets and Liabilities, continued

d) Transfers between level 1 and level 2

For the periods ended June 30, 2022, December 31, 2021 and January 1, 2021, there are no transfers between levels 1 and 2, as described below:

Measurement at fair value of instruments on measured on a recurring basis	As of June 30, 2022			As of December 31, 2021			As of January 1, 2021		
	Fair Value	Level 1 to 2	Level 2 to 1	Fair Value	Level 1 to 2	Level 2 to 1	Fair Value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS									
Financial instruments at fair value through profit or loss	645,217	—	—	311,603	—	—	580,369	—	—
Financial instruments at fair value through other comprehensive income	4,281,500	—	—	2,872,683	—	—	3,960,105	—	—
Financial derivative contracts	3,815,642	—	—	2,980,928	—	—	3,982,803	—	—
Total	**8,742,359**	**—**	**—**	**6,165,214**	**—**	**—**	**8,523,277**	**—**	**—**
LIABILITIES									
Financial derivative contracts	3,798,768	—		2,925,587	—	—	3,673,591	—	—
Total	**3,798,768**	**—**	**—**	**2,925,587**	**—**	**—**	**3,673,591**	**—**	**—**

e) Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

- Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.
- American forward options.
- Financial assets whose contractual cash flows have not met the conditions of the SPPI test.
- Corporate bond whose data are not observable in the market.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use as transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry, Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation, Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 236

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 44 – Fair Value of Financial Assets and Liabilities, continued

None of these products generate significant impacts on the Bank's results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book's sensitivity in the longest part of the curve.

The following table presents a reconciliation of assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2022, December 31, 2021 and January 1, 2021.

	As of June 30, 2022					
Reconciliation level 3	Opening balance	Income (Loss) recognized in income	Income (Loss) recognized in Equity	Net of Purchases, sales and agreements	Transfers from level 1 and 2	Closing balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS						
Financial assets not held for trading mandatorily measured at fair value through profit or loss	**—**	**—**	**—**	**59,395**	**—**	**59,395**
Commercial loans	—	—	—	59,395	—	59,395
Financial instruments at fair value through other comprehensive income	**—**	**—**	**—**	**101,107**	**—**	**101,107**
Other instruments issued abroad	—	—	—	101,107	—	101,107
Financial derivative contracts	**18,752**	**2,764**	**—**	**(3,358)**	**—**	**18,158**
Forwards	1,996	403	—	(1,644)	—	755
Swaps	16,756	2,361	—	(1,714)	—	17,403
Total	**18,752**	**2,764**	**—**	**157,144**	**—**	**178,660**
LIABILITIES						
Financial derivative contracts	**877**	**2,020**	**—**	**142**	**—**	**3,039**
Forwards	635	2,707	—	(624)	—	2,718
Swaps	242	(687)	—	766	—	321
Total	**877**	**2,020**	**—**	**142**	**—**	**3,039**

	As of December 31, 2021					
Reconciliation level 3	Opening balance	Income (Loss) recognized in income	Income (Loss) recognized in Equity	Net of Purchases, sales and agreements	Transfers from level 1 and 2	Closing balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS						
Financial assets not held for trading mandatorily measured at fair value through profit or loss	**—**	**—**	**—**	**—**	**—**	**—**
Commercial loans	—	—	—	—	—	—
Financial instruments at fair value through other comprehensive income	**—**	**—**	**—**	**—**	**—**	**—**
Other instruments issued abroad	—	—	—	—	—	—
Financial derivative contracts	**27,265**	**352**	**—**	**(8,865)**	**—**	**18,752**
Forwards	3,576	1,789	—	(3,369)	—	1,996
Swaps	23,689	(1,437)	—	(5,496)	—	16,756
Total	**27,265**	**352**	**—**	**(8,865)**	**—**	**18,752**
LIABILITIES						
Financial derivative contracts	**840**	**(420)**	**—**	**457**	**—**	**877**
Forwards	116	2,331	—	(1,812)	—	635
Swaps	724	(2,751)	—	2,269	—	242
Total	**840**	**(420)**	**—**	**457**	**—**	**877**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 237

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 238 Note 44 – Fair Value of Financial Assets and Liabilities, continued As of January 1, 2021 Income Income Net of Transfers Opening balance (Loss) (Loss) Purchases, sales and from level 1 Closing balance Reconciliation level 3 recognized in recognized in agreements and 2 income Equity MCh$ MCh$ MCh$ MCh$ MCh$ MCh$ ASSETS Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — — — — Commercial loans — — — — — — Financial instruments at fair value through other comprehensive income — — — — — — Other instruments issued abroad — — — — — — Financial derivative contracts 27,432 28,603 — (28,770) — 27,265 Forwards 5,060 23,803 — (25,287) — 3,576 Swaps 22,372 4,800 — (3,483) — 23,689 Total 27,432 28,603 — (28,770) — 27,265 LIABILITIES Financial derivative contracts Forwards 181 2,397 — (2,462) — 116 Swaps 938 (1,672) — 1,458 — 724 Total 1,119 725 — (1,004) — 840

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 44 – Fair Value of Financial Assets and Liabilities, continued

Hierarchy for Remaining Assets and Liabilities

The following table discloses the classification according to the fair value hierarchy for assets and liabilities that are not measured at fair value on a recurring basis as of June 30, 2022, December 31, 2021 and January 1, 2021:

Measurement at fair value of items on non-recurring basis	As of June 30, 2022				
	Net value	Fair value estimated	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS					
Cash and deposits in Banks	1,655,846	1,655,846	1,655,846	—	—
Cash in process of collection	678,028	678,028	678,028	—	—
Financial assets at amortized cost	27,263,692	27,601,075	1,344,502	—	26,256,573
Investment under resale agreements	291,306	291,306	291,306	—	—
Debt financial instruments	1,095,919	999,144	999,144	—	—
Interbank loans	54,052	54,052	54,052	—	—
Loans and accounts receivable from customers – Commercial	16,192,097	16,287,956	—	—	16,287,956
Loans and accounts receivable from customers – Mortgage	6,734,145	6,739,780	—	—	6,739,780
Loans and accounts receivable from customers – Consumer	2,896,173	3,228,837	—	—	3,228,837
Total	**29,597,566**	**29,934,949**	**3,678,376**	**—**	**26,256,573**
LIABILITIES					
Cash in process of being cleared	705,316	705,316	705,316	—	—
Financial liabilities at amortized cost	30,133,592	30,102,062	12,645,964	17,456,098	—
Demand deposits and other demand obligations	7,078,095	7,078,095	7,078,095	—	—
Term deposits and other term loans	11,174,937	11,146,555	—	11,146,555	—
Obligations under repurchase agreements	207,398	207,398	207,398	—	—
Interbank borrowings	5,315,090	5,313,450	5,313,450	—	—
Debt instruments issued	6,311,051	6,309,543	—	6,309,543	—
Other financial liabilities	47,021	47,021	47,021	—	—
Lease contracts liabilities	100,416	100,416	100,416	—	—
Financial instruments of regulatory capital issued	1,231,089	1,231,089	—	1,231,089	—
Total	**32,170,413**	**32,138,883**	**13,451,696**	**18,687,187**	**—**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 239

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 44 – Fair Value of Financial Assets and Liabilities, continued

Measurement at fair value of items on non-recurring basis	As of December 31, 2021				
	Net value	Fair value estimated	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS					
Cash and deposits in Banks	3,473,392	3,473,392	3,473,392	—	—
Cash in process of collection	438,496	438,496	438,496	—	—
Financial assets at amortized cost	25,701,853	25,867,257	1,747,626	—	24,119,631
Investment under resale agreements	606,178	606,178	606,178	—	—
Debt financial instruments	1,062,787	1,060,894	1,060,894	—	—
Interbank loans	80,554	80,554	80,554	—	—
Loans and accounts receivable from customers – Commercial	15,102,619	15,026,196	—	—	15,026,196
Loans and accounts receivable from customers – Mortgage	6,193,478	6,184,792	—	—	6,184,792
Loans and accounts receivable from customers – Consumer	2,656,237	2,908,643	—	—	2,908,643
Total	**29,613,741**	**29,779,145**	**5,659,514**	**—**	**24,119,631**
LIABILITIES					
Cash in process of being cleared	424,358	424,358	424,358	—	—
Financial liabilities at amortized cost	28,710,197	28,497,211	13,000,350	15,496,861	—
Demand deposits and other demand obligations	7,576,095	7,576,095	7,576,095	—	—
Term deposits and other term loans	10,097,443	10,009,988	—	10,009,988	—
Obligations under repurchase agreements	466,006	466,006	466,006	—	—
Interbank borrowings	4,918,423	4,915,814	4,915,814	—	—
Debt instruments issued	5,609,795	5,486,873	—	5,486,873	—
Other financial liabilities	42,435	42,435	42,435	—	—
Lease contracts liabilities	115,544	106,564	—	106,564	—
Financial instruments of regulatory capital issued	1,153,045	1,153,044	—	1,153,044	—
Total	**30,403,144**	**30,181,177**	**13,424,708**	**16,756,469**	**—**

Measurement at fair value of items on non-recurring basis	As of January 01, 2021				
	Net value	Fair value estimated	Market value of the asset for identified assets (Level 1)	Other observable significant inputs (Level 2)	Non-observable significant inputs (level 3)
	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS					
Cash and deposits in Banks	3,089,072	3,089,072	3,089,072	—	—
Cash in process of collection	173,192	173,192	173,192	—	—
Financial assets at amortized cost	21,909,607	23,100,162	223,404	—	22,876,758
Investment under resale agreements	105,580	105,580	105,580	—	—
Debt financial instruments	111,643	110,709	110,709	—	—
Interbank loans	7,115	7,115	7,115	—	—
Loans and accounts receivable from customers – Commercial	14,133,985	14,910,571	—	—	14,910,571
Loans and accounts receivable from customers – Mortgage	5,225,837	5,512,969	—	—	5,512,969
Loans and accounts receivable from customers – Consumer	2,325,447	2,453,218	—	—	2,453,218
Total	**25,171,871**	**26,362,426**	**3,485,668**	**—**	**22,876,758**
LIABILITIES					
Cash in process of being cleared	154,232	154,232	154,232	—	—
Financial liabilities at amortized cost	27,205,247	28,467,774	10,643,755	17,824,019	—
Demand deposits and other demand obligations	6,197,406	6,197,406	6,197,406	—	—
Term deposits and other term loans	11,433,064	11,574,924	—	11,574,924	—
Obligations under repurchase agreements	638,851	638,851	638,851	—	—
Interbank borrowings	3,798,978	3,794,375	3,794,375	—	—
Debt instruments issued	5,123,825	6,249,095	—	6,249,095	—
Other financial liabilities	13,123	13,123	13,123	—	—
Lease contracts liabilities	151,885	164,304	—	164,304	—
Financial instruments of regulatory capital issued	1,081,031	1,081,031	—	1,081,031	—
Total	**28,592,395**	**29,867,341**	**10,797,987**	**19,069,354**	**—**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022
240

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 45 – Maturity according to remaining terms of financial assets and liabilities

The main assets grouped by maturity, including interest accrued as of June 30, 2022, December 31 and January 1, 2021, are detailed below:

	As of June 30, 2022							
	On demand	Up to 1 month	Between 1 and 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets								
Financial assets held for trading at fair value through profit or loss	—	537,079	233,564	840,526	824,514	587,160	1,344,962	4,367,805
Financial derivative contracts	—	362,890	176,836	564,518	807,137	502,905	1,308,302	3,722,588
Debt financial instruments	—	112,077	56,728	276,008	17,377	84,255	36,660	583,105
Other	—	62,112	—	—	—	—	—	62,112
Financial assets not held for trading mandatorily measured at fair value through profit or loss	—	—	—	1,384	5,134	5,241	47,636	59,395
Financial assets at fair value through other comprehensive income	—	2,610,619	162,756	601,205	560,050	88,173	258,697	4,281,500
Debt financial instruments	—	2,603,809	162,409	601,205	560,050	88,173	258,697	4,274,343
Other	—	6,810	347	—	—	—	—	7,157
Derivative financial instruments held for hedge accounting	—	912	2,345	60,905	8,072	11,948	8,872	93,054
Financial assets at amortized cost	1,160,986	2,299,253	2,172,508	3,751,637	6,995,725	3,101,925	8,528,201	28,010,235
Investment under resale agreement	—	274,940	—	16,366	—	—	—	291,306
Debt financial instruments	—	18,064	43,891	202,211	610,074	221,679	—	1,095,919
Interbank loans	—	30,971	23,081	—	—	—	—	54,052
Loans and accounts receivable from customers – Commercial	433,172	1,786,654	1,956,718	2,929,787	4,989,334	1,645,976	2,950,321	16,691,962
Loans and accounts receivable from customers – Mortgage	181	26,375	60,474	245,461	653,705	669,446	5,129,174	6,784,816
Loans and accounts receivable from customers - Consumer	727,633	162,249	88,344	357,812	742,612	564,824	448,706	3,092,180
Total assets	1,160,986	5,447,863	2,571,173	5,255,657	8,393,495	3,794,447	10,188,368	36,811,989
Liabilities								
Financial liabilities to be traded at fair value through profit or loss	—	299,513	176,608	584,806	808,965	471,151	1,189,101	3,530,144
Financial derivative contracts	—	299,513	176,608	584,806	808,965	471,151	1,189,101	3,530,144
Other	—	—	—	—	—	—	—	—
Financial derivative contracts for accounting hedging	—	9,108	16,957	176,871	29,124	4,389	32,175	268,624
Financial liabilities at amortized cost	7,637,373	5,118,592	2,689,626	4,736,774	4,581,715	1,552,225	3,817,287	30,133,592
Deposits and other demand obligations	7,078,095	—	—	—	—	—	—	7,078,095
Term deposits and other term loans	419,446	4,570,229	2,171,798	3,029,685	454,635	121,253	407,891	11,174,937
Obligations under repurchase agreements	10,494	196,796	108	—	—	—	—	207,398
Borrowings from financial institutions	82,156	124,643	426,516	1,502,113	3,132,499	35,619	11,544	5,315,090
Debt instruments issued	161	226,924	91,204	204,976	994,581	1,395,353	3,397,852	6,311,051
Other financial obligations	47,021	—	—	—	—	—	—	47,021
Lease contracts liabilities	4	2,249	3,805	16,693	40,486	22,887	14,292	100,416
Financial instruments of regulatory capital issued	—	11,503	6,222	30,470	166,348	6,887	1,009,659	1,231,089
Total liabilities	7,637,377	5,440,965	2,893,218	5,545,614	5,626,638	2,057,539	6,062,514	35,263,865
Assets (liabilities), net	(6,476,391)	6,898	(322,045)	(289,957)	2,766,857	1,736,908	4,125,854	1,548,124

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 241

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 45 – Maturity according to remaining terms of financial assets and liabilities, continued

	As of December 31, 2021							
	On demand	Up to 1 month	Between 1 and 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets								
Financial assets held for trading at fair value through profit or loss	**39,842**	**172,314**	**149,167**	**335,711**	**840,962**	**963,203**	**728,207**	**3,229,406**
Financial derivative contracts	—	117,859	98,339	335,306	806,607	877,843	661,849	2,897,803
Debt financial instruments	—	54,455	50,828	405	34,355	85,360	66,358	291,761
Other	39,842	—	—	—	—	—	—	39,842
Financial assets at fair value through other comprehensive income	**—**	**1,348,862**	**636,666**	**99,850**	**423,463**	**209,317**	**154,525**	**2,872,683**
Debt financial instruments	—	1,348,862	636,666	99,850	423,463	209,317	154,525	2,872,683
Other	—	-	—	-	—	—	—	—
Derivative financial instruments held for hedge accounting	**—**	**25,349**	**13,444**	**35,768**	**3,296**	**2,739**	**2,527**	**83,123**
Financial assets at amortized cost	**1,067,586**	**2,092,766**	**1,942,902**	**3,334,774**	**6,252,893**	**3,651,869**	**8,152,758**	**26,495,548**
Investment under resale agreement	6,804	421,275	111,148	66,951	—	—	—	606,178
Debt financial instruments	—	43,806	12,272	163,932	30,663	812,114	—	1,062,787
Interbank loans	—	80,554	—	—	—	—	—	80,554
Loans and accounts receivable from customers – Commercial	348,052	1,487,871	1,684,475	2,558,834	4,903,468	1,581,190	3,117,158	15,681,048
Loans and accounts receivable from customers – Mortgage	167	25,682	51,243	230,337	664,169	635,113	4,632,432	6,239,143
Loans and accounts receivable from customers - Consumer	712,563	33,578	83,764	314,720	654,593	623,452	403,168	2,825,838
Total assets	**1,107,428**	**3,639,291**	**2,742,179**	**3,806,103**	**7,520,614**	**4,827,128**	**9,038,017**	**32,680,760**
Liabilities								
Financial liabilities to be traded at fair value through profit or loss	**—**	**66,530**	**143,133**	**323,721**	**620,192**	**591,023**	**1,012,743**	**2,757,342**
Financial derivative contracts	—	66,530	143,133	323,721	620,192	591,023	1,012,743	2,757,342
Other	—	—	—	—	—	—	—	—
Financial derivative contracts for accounting hedging	**—**	**11,305**	**45,617**	**29,100**	**44,566**	**4,883**	**32,774**	**168,245**
Financial liabilities at amortized cost	**7,932,903**	**5,300,985**	**2,252,732**	**4,152,015**	**4,443,902**	**1,751,279**	**2,876,381**	**28,710,197**
Deposits and other demand obligations	7,576,095	—	—	—	—	—	—	7,576,095
Term deposits and other term loans	314,373	4,572,769	2,087,560	2,342,260	326,276	152,633	301,572	10,097,443
Obligations under repurchase agreements	—	465,842	164	—	—	—	—	466,006
Borrowings from financial institutions	—	171,624	132,457	1,420,184	3,137,074	45,985	11,099	4,918,423
Debt instruments issued	—	90,750	32,551	389,571	980,552	1,552,661	2,563,710	5,609,795
Other financial obligations	42,435	—	—	—	—	—	—	42,435
Lease contracts liabilities	**—**	**4,847**	**4,808**	**15,707**	**41,933**	**27,501**	**20,748**	**115,544**
Financial instruments of regulatory capital issued	**—**	**—**	**—**	**5,448**	**165,936**	**—**	**981,661**	**1,153,045**
Total liabilities	**7,932,903**	**5,383,667**	**2,446,290**	**4,525,991**	**5,316,529**	**2,374,686**	**4,924,307**	**32,904,373**
Assets (liabilities), net	**(6,825,475)**	**(1,744,376)**	**295,889**	**(719,888)**	**2,204,085**	**2,452,442**	**4,113,710**	**(223,613)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 242

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 45 – Maturity according to remaining terms of financial assets and liabilities, continued

	As of January 1, 2021							
	On demand	Up to 1 month	Between 1 and 3 months	Between 3 months and 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets								
Financial assets held for trading at fair value through profit or loss	**29,449**	**170,286**	**214,138**	**399,299**	**800,622**	**1,040,512**	**1,602,394**	**4,256,700**
Financial derivative contracts	—	146,560	148,768	322,278	623,941	839,995	1,594,789	3,676,331
Debt financial instruments	—	18,158	65,370	77,021	176,681	200,517	7,605	545,352
Other	29,449	5,568	—	—	—	—	—	35,017
Financial assets at fair value through other comprehensive income	**—**	**1,121,131**	**97,970**	**486,354**	**870,028**	**1,312,994**	**71,628**	**3,960,105**
Debt financial instruments	—	1,121,131	97,970	486,354	870,028	1,312,994	71,628	3,960,105
Other	—	-	—	-	—	—	—	—
Derivative financial instruments held for hedge accounting	**—**	**26,753**	**57,590**	**7,827**	**15,518**	**63,488**	**135,296**	**306,472**
Financial assets at amortized cost	**629,897**	**1,384,697**	**1,505,436**	**2,398,479**	**2,834,834**	**3,282,600**	**10,777,482**	**22,813,425**
Investment under resale agreement	4,762	15,168	40,540	45,110	—	—	—	105,580
Debt financial instruments	—	18,298	—	92,698	647	—	—	111,643
Interbank loans	—	—	7,131	—	—	—	—	7,131
Loans and accounts receivable from customers – Commercial	106,376	1,299,788	1,436,296	2,167,838	2,258,716	2,356,293	5,202,587	14,827,894
Loans and accounts receivable from customers – Mortgage	229	1,733	416	2,925	25,913	611,966	4,624,742	5,267,924
Loans and accounts receivable from customers - Consumer	518,530	49,710	21,053	89,908	549,558	314,341	950,153	2,493,253
Total assets	**659,346**	**2,702,867**	**1,875,134**	**3,291,959**	**4,521,002**	**5,699,594**	**12,586,800**	**31,336,702**
Liabilities								
Financial liabilities to be traded at fair value through profit or loss	**—**	**147,464**	**158,637**	**263,216**	**648,841**	**855,266**	**1,437,717**	**3,511,141**
Financial derivative contracts	—	147,464	158,637	263,216	648,841	855,266	1,437,717	3,511,141
Other	—	—	—	—	—	—	—	—
Financial derivative contracts for accounting hedging	**—**	**23,655**	**53,744**	**26,625**	**20,298**	**2,841**	**35,287**	**162,450**
Financial liabilities at amortized cost	**6,917,370**	**4,692,783**	**2,506,248**	**4,327,692**	**2,438,192**	**3,134,805**	**3,188,157**	**27,205,247**
Deposits and other demand obligations	6,197,406	—	—	—	—	—	—	6,197,406
Term deposits and other term loans	308,348	4,319,328	2,385,542	3,311,082	661,139	80,662	366,963	11,433,064
Obligations under repurchase agreements	398,493	239,258	1,100	—	—	—	—	638,851
Borrowings from financial institutions	—	103,194	119,061	719,885	970,809	1,863,565	22,464	3,798,978
Debt instruments issued	—	31,003	545	296,725	806,244	1,190,578	2,798,730	5,123,825
Other financial obligations	13,123	—	—	—	—	—	—	13,123
Lease contracts liabilities	**—**	**10,288**	**4,980**	**15,561**	**51,862**	**37,618**	**31,576**	**151,885**
Financial instruments of regulatory capital issued	**—**	**—**	**—**	**—**	**31,788**	**122,290**	**926,953**	**1,081,031**
Total liabilities	**6,917,370**	**4,874,190**	**2,723,609**	**4,633,094**	**3,190,981**	**4,152,820**	**5,619,690**	**32,111,754**
Assets (liabilities), net	**(6,258,024)**	**(2,171,323)**	**(848,475)**	**(1,341,135)**	**1,330,021**	**1,546,774**	**6,967,110**	**(775,052)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 243

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 244 Note 46- Financial and non financial assets and liabilities by currency The following are the amounts of financial and non-financial assets and liabilities for the most relevant currencies at the end of the year ended June 30, 2022 and 2021. As of June 30, 2022 Local currency Foreign currency CLP CLF Exchange rate readjustment USD EUR GBP CHF JPY CNY COP Other Total Financial assets 13,659,542 11,303,701 — 5,033,227 33,737 — 2 — 2,532 6,032,705 — 36,065,446 Financial assets held for trading at fair value through profit or loss 3,295,996 90,996 — 405,142 — — — — — 575,671 — 4,367,805 Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — 59,395 — — — — — — — 59,395 Financial assets designated at fair value through profit or loss — — — — — — — — — — — — Financial assets at fair value through other comprehensive income 3,213,888 177,327 — 430,628 — — — — — 459,657 — 4,281,500 Derivative financial instruments held for hedge accounting 32,182 — — 12,895 — — — — — 47,977 — 93,054 Financial assets at amortized cost 7,117,476 11,035,378 — 4,125,167 33,737 — 2 — 2,532 4,949,400 — 27,263,692 Investment under resale agreement 66,987 — — — — — — — — 224,319 — 291,306 Debt financial instruments 509,590 382,672 — 203,657 — — — — — — — 1,095,919 Interbank loans — — — 46,326 — — — — — 7,726 — 54,052 Loans and accounts receivable from customers – Commercial 4,597,164 4,692,982 — 3,850,633 33,737 — 2 — 2,532 3,015,047 — 16,192,097 Loans and accounts receivable from customers – Mortgage 854 5,957,639 — — — — — — — 775,652 — 6,734,145 Loans and accounts receivable from customers – Consumer 1,942,881 2,085 — 24,551 — — — — — 926,656 — 2,896,173 Non Financial assets 2,289,696 4,665 236 1,278,359 66,774 737 112 21,176 168 596,625 2,103 4,260,651 Cash and bank deposits 756,310 — — 524,222 35,959 737 112 21,176 168 315,387 1,775 1,655,846 Cash in process of collection 268,948 — — 383,597 17,163 — — — — 7,961 359 678,028 Investments in companies 15,063 — — 218 3 — — — — 5,905 — 21,189 Intangible assets 658,517 — — 136 — — — — — 38,100 — 696,753 Fixed assets 29,021 — — 345 — — — — — 19,582 — 48,948 Right of use asset under lease agreements 89,241 — — 7,053 — — — — — 19,271 — 115,565 Current taxes 7,783 — — 2,339 — — — — — 31,731 — 41,853 Deferred taxes 169,476 — — 23,635 — — — — — 85,021 — 278,132 Other assets 291,237 4,665 236 336,814 13,649 — — — — 65,128 (31) 711,698 Non-current assets and groups held for sale 4,100 — — — — — — — — 8,539 — 12,639 Total Activos 15,949,238 11,308,366 236 6,311,586 100,511 737 114 21,176 2,700 6,629,330 2,103 40,326,097 Financial liabilities 16,750,332 6,456,632 57 5,400,529 82,256 27 15 — 2,547 5,334,021 6,360 34,032,776 Financial liabilities to be traded at fair value through profit or loss 2,862,622 68,531 — 486,458 42,662 — — — — 69,871 — 3,530,144 Financial liabilities designated at fair value through profit or loss — — — — — — — — — — — — Derivative financial instruments held for hedge accounting 243,462 9,866 — 1,462 — — — — — 13,834 — 268,624 Financial liabilities at amortized cost 13,643,801 6,304,670 1 4,905,496 39,594 27 15 — 2,547 5,231,081 6,360 30,133,592 Deposits and other demand obligations 3,271,328 26,077 — 964,093 38,662 17 15 — 15 2,777,844 44 7,078,095 Term deposits and other term loans 6,694,733 954,923 1 1,757,295 1 — — — — 1,767,984 — 11,174,937 Obligations under repurchase agreements 190,882 — — — — — — — — 16,516 — 207,398 Interbank borrowings 3,007,200 32,796 — 2,184,108 931 10 — — 2,532 81,197 6,316 5,315,090 Debt instruments issued 432,637 5,290,874 — — — — — — — 587,540 — 6,311,051 Other financial obligations 47,021 — — — — — — — — — — 47,021 Lease contracts liabilities 447 73,565 56 7,113 — — — — — 19,235 — 100,416 Non Financial liabilities 935,091 1,137,193 — 716,977 40,857 127 16 — 48 213,009 831 3,044,149 Cash in process of being cleared 440,984 — — 225,522 37,776 137 16 — 48 2 831 705,316 Issued regulatory capital financial instrument — 1,014,805 — 159,717 — — — — — 56,567 — 1,231,089 Provisions for contingencies 61,883 — — 1,308 — — — — — 63,710 — 126,901 Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity 72,445 — — — — — — — — — — 72,445 Other provisions for credit risk 143,025 — — 24,968 — — — — — 37,379 — 205,372 Current taxes — — — — — — — — — — — — Deferred taxes — — — — — — — — — — — — Other liabilities 216,754 122,388 — 305,462 3,081 (10) — — — 55,351 — 703,026 Liabilities included in groups held for sale — — — — — — — — — — — — Total liabilities 17,685,423 7,593,825 57 6,117,506 123,113 154 31 — 2,595 5,547,030 7,191 37,076,925 Assets (liabilities), net (1,736,185) 3,714,541 179 194,080 (22,602) 583 83 21,176 105 1,082,300 (5,088) 3,249,172

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 245 Note 46- Financial and non financial assets and liabilities by currency, continued As of December 31, 2021 Local currency Foreign currency CLP CLF Exchange rate readjustment USD EUR GBP CHF JPY CNY COP Other Total Financial assets 11,247,892 10,583,331 9,133 4,403,783 32,071 — — — — 5,610,855 — 31,887,065 Financial assets held for trading at fair value through profit or loss 2,299,773 126,280 — 561,831 5,700 — — — — 235,822 — 3,229,406 Financial assets not held for trading mandatorily measured at fair value through profit or loss — — — — — — — — — — — — Financial assets designated at fair value through profit or loss — — — — — — — — — — — — Financial assets at fair value through other comprehensive income 2,001,423 301,794 — 202,974 — — — — — 366,492 — 2,872,683 Derivative financial instruments held for hedge accounting 39,574 — — 2,180 — — — — — 41,369 — 83,123 Financial assets at amortized cost 6,907,122 10,155,257 9,133 3,636,798 26,371 — — — — 4,967,172 — 25,701,853 Investment under resale agreement 173,181 — — — — — — — — 432,997 — 606,178 Debt financial instruments 561,595 321,291 — — — — — — — 179,901 — 1,062,787 Interbank loans — — — 52,505 — — — — — 28,049 — 80,554 Loans and accounts receivable from customers – Commercial 4,457,313 4,319,926 9,133 3,565,382 26,371 — — — — 2,724,494 — 15,102,619 Loans and accounts receivable from customers – Mortgage (19,866) 5,511,582 — — — — — — — 701,762 — 6,193,478 Loans and accounts receivable from customers – Consumer 1,734,899 2,458 — 18,911 — — — — — 899,969 — 2,656,237 Non Financial assets 1,848,004 4,421 268 3,524,209 41,950 693 234 8,498 35 540,845 493 5,969,650 Cash and bank deposits 391,955 — — 2,755,547 30,232 579 234 8,351 35 285,924 535 3,473,392 Cash in process of collection 211,685 — — 222,844 3,354 114 — 147 — 347 5 438,496 Investments in companies 15,707 — — — 3 — — — — 3,857 — 19,567 Intangible assets 663,395 — — 130 — — — — — 35,819 — 699,344 Fixed assets 28,083 — — 305 — — — — — 22,669 — 51,057 Right of use asset under lease agreements 102,977 — — 6,802 — — — — — 21,878 — 131,657 Current taxes 19,268 — — 1,713 — — — — — 37,203 — 58,184 Deferred taxes 177,629 — — 20,448 — — — — — 77,113 — 275,190 Other assets 232,757 4,421 268 516,420 8,361 — — — — 46,559 (47) 808,739 Non-current assets and groups held for sale 4,548 — — — — — — — — 9,476 — 14,024 Total Activos 13,095,896 10,587,752 9,401 7,927,992 74,021 693 234 8,498 35 6,151,700 493 37,856,715 Financial liabilities 15,375,237 4,874,741 97 6,206,992 32,121 31 195 295 1 5,261,457 161 31,751,328 Financial liabilities to be traded at fair value through profit or loss 2,049,834 104,265 — 539,425 — — — — — 63,818 — 2,757,342 Financial liabilities designated at fair value through profit or loss — — — — — — — — — — — — Derivative financial instruments held for hedge accounting 145,128 13,905 — 1,233 7,979 — — — — — — 168,245 Financial liabilities at amortized cost 13,179,263 4,670,451 (19) 5,659,556 24,142 31 195 295 1 5,176,121 161 28,710,197 Deposits and other demand obligations 2,795,188 21,624 — 1,820,671 23,297 31 195 295 1 2,914,777 16 7,576,095 Term deposits and other term loans 6,233,732 509,869 1 2,045,906 8 — — — — 1,307,927 — 10,097,443 Obligations under repurchase agreements 212,357 — — — — — — — — 253,649 — 466,006 Interbank borrowings 3,007,242 — (20) 1,792,979 837 — — — — 117,240 145 4,918,423 Debt instruments issued 888,309 4,138,958 — — — — — — — 582,528 — 5,609,795 Other financial obligations 42,435 — — — — — — — — — — 42,435 Lease contracts liabilities 1,012 86,120 116 6,778 — — — — — 21,518 — 115,544 Non Financial liabilities 634,375 244,572 5,062 378,821 13,618 89 15 13 — 157,784 8 1,434,357 Cash in process of being cleared 231,391 — — 182,202 10,640 89 15 13 — — 8 424,358 Issued regulatory capital financial instrument — — — — — — — — — — — — Provisions for contingencies 80,856 — — 1,775 — — — — — 66,644 — 149,275 Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity — — — — — — — — — — — — Other provisions for credit risk 135,613 — 5,062 — — — — — — 36,964 — 177,639 Current taxes 393 — — — — — — — — 939 — 1,332 Deferred taxes — — — — — — — — — — — — Other liabilities 186,122 244,572 — 194,844 2,978 — — — — 53,237 — 681,753 Liabilities included in groups held for sale — — — — — — — — — — — — Total liabilities 16,009,612 5,119,313 5,159 6,585,813 45,739 120 210 308 1 5,419,241 169 33,185,685 Assets (liabilities), net (2,913,716) 5,468,439 4,242 1,342,179 28,282 573 24 8,190 34 732,459 324 4,671,030

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 46- Financial and non financial assets and liabilities by currency, continued

	As of January 01, 2021											
	Local currency			Foreign currency								
	CLP	CLF	Exchange rate readjustment	USD	EUR	GBP	CHF	JPY	CNY	COP	Other	Total
Financial assets	**11,045,622**	**10,084,049**	**—**	**3,963,927**	**29,989**	**—**	**—**	**—**	**—**	**5,309,297**	**—**	**30,432,884**
Financial assets held for trading at fair value through profit or loss	2,382,543	387,390	—	896,226	—	—	—	—	—	590,541	—	4,256,700
Financial assets not held for trading mandatorily measured at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	2,480,054	696,306	—	168,204	—	—	—	—	—	615,541	—	3,960,105
Derivative financial instruments held for hedge accounting	285,087	—	—	15,100	6,285	—	—	—	—	—	—	306,472
Financial assets at amortized cost	5,897,938	9,000,353	—	2,884,397	23,704	—	—	—	—	4,103,215	—	21,909,607
Investment under resale agreement	85,650	—	—	—	—	—	—	—	—	19,930	—	105,580
Debt financial instruments	7,909	—	—	7,297	—	—	—	—	—	96,437	—	111,643
Interbank loans	—	—	—	7,115	—	—	—	—	—	—	—	7,115
Loans and accounts receivable from customers – Commercial	4,232,218	4,359,789	—	2,858,938	23,704	—	—	—	—	2,659,336	—	14,133,985
Loans and accounts receivable from customers – Mortgage	(16,704)	4,636,149	—	—	—	—	—	—	—	606,392	—	5,225,837
Loans and accounts receivable from customers – Consumer	1,588,865	4,415	—	11,047	—	—	—	—	—	721,120	—	2,325,447
Non Financial assets	**1,741,258**	**11,883**	**—**	**2,903,204**	**33,297**	**1,098**	**16**	**1,962**	**1,113**	**511,558**	**398**	**5,205,787**
Cash and bank deposits	330,494	—	—	2,426,908	33,319	1,092	13	1,961	372	294,519	394	3,089,072
Cash in process of collection	110,504	—	—	61,818	9	—	—	—	741	93	27	173,192
Investments in companies	15,507	—	—	—	2	—	—	—	—	3273	—	18,782
Intangible assets	682,549	—	—	160	—	—	—	—	—	35974	—	718,683
Fixed assets	31,841	—	—	328	—	—	—	—	—	23851	—	56,020
Right of use asset under lease agreements	136,224	—	—	6,484	—	—	—	—	—	27895	—	170,603
Current taxes	43,935	—	—	1,443	—	—	—	—	—	19321	—	64,699
Deferred taxes	243,443	—	—	18,663	—	—	—	—	—	49864	—	311,970
Other assets	139,375	11,883	—	387,400	(33)	6	3	1	—	49530	(23)	588,142
Non-current assets and groups held for sale	7,386	—	—	—	—	—	—	—	—	7238	—	14,624
Total Activos	**12,786,880**	**10,095,932**	**—**	**6,867,131**	**63,286**	**1,098**	**16**	**1,962**	**1,113**	**5,820,855**	**398**	**35,638,671**
Financial liabilities	**15,796,579**	**4,740,538**	**—**	**5,851,975**	**35,185**	**38**	**15**	**1**	**1**	**4,606,174**	**217**	**31,030,723**
Financial liabilities to be traded at fair value through profit or loss	2,009,366	421,072	—	924,354	—	—	—	—	—	156,349	—	3,511,141
Financial liabilities designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—	—	—
Derivative financial instruments held for hedge accounting	21,828	55,838	—	62,154	8,382	—	—	—	—	14,248	—	162,450
Financial liabilities at amortized cost	13,764,197	4,145,439	—	4,859,107	26,803	38	15	1	1	4,409,585	61	27,205,247
Deposits and other demand obligations	2,280,879	13,448	—	1,642,937	21,807	30	15	1	1	2,238,247	41	6,197,406
Term deposits and other term loans	7,977,416	402,118	—	1,599,847	4,628	—	—	—	—	1,449,054	1	11,433,064
Obligations under repurchase agreements	399,593	—	—	—	—	—	—	—	—	239,258	—	638,851
Interbank borrowings	2,257,226	—	—	1,493,590	368	8	—	—	—	47,767	19	3,798,978
Debt instruments issued	835,960	3,729,873	—	122,733	—	—	—	—	—	435,259	—	5,123,825
Other financial obligations	13,123	—	—	—	—	—	—	—	—	—	—	13,123
Lease contracts liabilities	1,188	118,189	—	6,360	—	—	—	—	—	25,992	156	151,885
Non Financial liabilities	**422,005**	**159,834**	**—**	**348,659**	**1,593**	**(560)**	**—**	**16,856**	**1,092**	**181,519**	**205**	**1,131,203**
Cash in process of being cleared	82,289	—	—	52,242	1,528	20	—	16,856	1,092	—	205	154,232
Issued regulatory capital financial instrument	—	—	—	—	—	—	—	—	—	—	—	—
Provisions for contingencies	58,329	—	—	810	—	—	—	—	—	62,874	—	122,013
Provisions for dividends, interest payments and revaluation of bonds with no fixed maturity	—	—	—	—	—	—	—	—	—	—	—	—
Other provisions for credit risk	131,672	—	—	5,777	—	—	—	—	—	42,408	—	179,857
Current taxes	602	—	—	—	—	—	—	—	—	1,164	—	1,766
Deferred taxes	—	—	—	—	—	—	—	—	—	—	—	—
Other liabilities	149,113	159,834	—	289,830	65	(580)	—	—	—	75,073	—	673,335
Liabilities included in groups held for sale	—	—	—	—	—	—	—	—	—	—	—	—
Total liabilities	**16,218,584**	**4,900,372**	**—**	**6,200,634**	**36,778**	**(522)**	**15**	**16,857**	**1,093**	**4,787,693**	**422**	**32,161,926**
Assets (liabilities), net	**(3,431,704)**	**5,195,560**	**—**	**666,497**	**26,508**	**1,620**	**1**	**(14,895)**	**20**	**1,033,162**	**(24)**	**3,476,745**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 | 246

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 247 Note 47 – Management and Risk Report The Bank and its subsidiaries, through their activity, are exposed to several types of risk mainly related to loans portfolio and financial instruments, Risk management policies are established in order to identify and analyze the risks faced by the Bank, establish adequate limits and controls, monitor risks and comply with limits, Risk management policies and risk management structures are periodically reviewed to reflect changes in the institution's activities, The Bank, through its rules and procedures, intends to develop an adequate control environment, in which all employees understand their functions and responsibilities. The main activities and policies of the Bank in terms of risk management are described below. (A) Risk Management Structure (i) Board of Directors In the Bank and its Subsidiaries, the Board of Directors plays a prominent role in corporate governance, It is responsible for establishing and monitoring the Bank's risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the CMF, One of its main functions is to ensure the existence of measures that allow senior management to be supervised, evaluated and guided so that their actions are in line with best practices and defined levels of risk appetite, To this end, a governance structure has been created made up of various committees and internal standards, These committees and standards establish behavioral guidelines for the Bank's employees and help them perform their functions related to risk control and management. (ii) Audit Committee The purpose of the Audit Committee is to supervise the Bank's internal control systems and compliance with regulations and other internal standards, It is also responsible for supervising the different aspects of the maintenance, application and operation of the Bank's internal controls, for monitoring compliance with the rules and procedures that regulate its practices and for understanding the risks that may arise from the activity developed by the Bank. The Committee is linked to the Board of Directors through the participation of at least two Directors appointed by the body itself, These members must inform the Board of the situations and events analyzed by the Committee, thus making the members of the Bank's Board of Directors responsible for compliance with both the self-control policies established and practiced by the entity and the laws and regulations to which it is subject. The Audit Committee must reinforce and support the Internal Audit function, including its independence from the Administration and, at the same time, establish the connection between the Internal Audit Area and the independent auditors, as well as between both auditors and the Board of Directors. (iii) Board of Directors Committee The purpose of the Directors' Committee is to strengthen the self-regulation of the Bank and other entities under its control, making the work of the Board of Directors more efficient through greater supervision of the Administration's activities.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 248 Note 47 – Risk Management, continued Likewise, it is in charge of taking the necessary agreements to protect shareholders, especially minority shareholders, examining the executive compensation systems and analyzing and issuing a report on the operations referred to in title XVI of Law 18,046, A copy of this report is sent to the Board of Directors, which must read the report and approve or reject each respective transaction. In its role as supervisor of corporate activity, the committee must inform the market of any infraction or important corporate event, as well as of the transactions that the company carries out with related parties of the controlling shareholder or of acquisitions of any kind. (iv) Corporate Governance Committee The Corporate Governance Committee is a consultative body of the Board of Directors whose mission is to ensure the existence and development in the Bank of the best corporate governance practices for financial entities, To this end, it evaluates current practices and policies, proposes and makes recommendations to the Board of Directors on the improvements, reforms and adjustments it deems appropriate and works to ensure the correct implementation and application of these corporate governance practices and policies defined by the Board of Directors. (v) Assets and Liabilities Committee (ALCO) After the Board of Directors and its specialized committees, the Assets and Liabilities Committee (hereinafter also "ALCO") is the highest body that participates in the management of the institution's financial policies. The main objective of the committee is to comply with the financial guidelines established by the Board of Directors, In this sense, it must approve and supervise the financial strategies that guide the Bank regarding the composition of its assets and liabilities, cash inflows and outflows, and operations with financial instruments. It will consider the different alternatives available to make decisions that ensure the highest and most sustainable profitability with levels of financial risk compatible with the business, current regulations and internal standards. (vi) Committee for the Prevention of Money Laundering and the Financing of Terrorism The main objective of this committee is to plan and coordinate the activities for compliance with the policies and procedures for the prevention of money laundering, financing of terrorism and bribery, to keep informed of the work carried out by the Compliance Officer, who has also been designated as chief in accordance with Law No, 20,393, as well as adopt agreements to improve the prevention and control measures proposed by the Compliance Officer. (vii) Operational Risk Committee The objective of this committee is to evaluate the status of the critical processes that are directly related to the Bank's Operational Risk and Internal Controls, in accordance with the current regulations of the Commission for the Financial Market, in order to improve control weaknesses that the Bank may present and ensure the correct implementation of the regulatory changes, It is also responsible for ensuring that critical processes are under an internal control environment that allows the Bank to operate in a stable and consistent manner, thus ensuring the desired levels of reliability, integrity and availability of information resources.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 249 Note 47 – Management and Risk Report, continued (viii) Compliance Committee The Compliance Committee's main objective is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest standards of personal and professional excellence, Employee conduct must be guided, at all times, by the principles and values that embody the spirit, philosophy and good business practices of our organization, It is also responsible for ensuring the correct application of the Regulatory Compliance Model in accordance with the definitions established by this committee, and for keeping informed of the work carried out by the Compliance Officer in said matters, as well as for adopting agreements to improve the measures of control proposed by the Compliance Officer. (ix) Risk and Capital Committee (“RCC”) The Risk and Capital Committee supports Senior Management in its evaluation and management of risks, results, and capital adequacy, in accordance with economic principles and the standards established by local regulations and those of Basel I, II and III, , These principles and standards are applied to provide oversight and management of economic capital risks, results, and principles, to review the effectiveness of those policies and related limits, and to ensure compliance with risk and capital policies and procedures throughout the Bank. , (x) Risk Methodologies Committee The objective of the Risk Methodologies Committee is to guarantee the quality of all the Bank's methodologies, as well as the follow-up and management of the Model Risk. This Committee - exercises its functions with respect to the Bank - deals with certain corporate aspects such as policies, manuals and procedures related to the Bank's methodologies. (xi) Portfolio Committee The objective of the Portfolio Committee is to monitor the evolution of the Bank's wholesale and retail portfolios in terms of their return-risk ratio, their adjustment to the defined risk appetite and progress in materializing short-term strategies or instructions, , as well as regarding the long-term definitions made by this body. Consequently, in its analysis it considers the competition, the movements of its most relevant actors and the main risks that affect portfolio management, as well as the projects that have an impact on the matter. (xii) Internal audit The main function of Internal Audit is to support the Board of Directors and Senior Management by independently evaluating the maintenance, application and proper functioning of the Bank's internal control system, which also implies supervising compliance with rules and procedures.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 250 Note 47 – Management and Risk Report, continued (xiii) Code of Conduct and Market Information Manual The trust of our clients is vital to our success, therefore all employees and directors must strive to preserve this trust, strictly complying with the General Code of Conduct. (B) Main Risks and Requirements Affecting the Bank and its Subsidiaries: (i) Credit Risk Credit risk is the risk that a client or a counterparty fails to meet its contractual obligations, resulting in a financial loss for the Bank, The Bank's main income-generating activity is lending to customers, so credit risk is one of the main risks to be managed, Credit risk arises primarily from loans and advances to customers and other banks (including related loan commitments such as loan or credit card facilities), investments in debt securities and derivatives that constitute an asset position, , The Bank takes into account all the elements of exposure to credit risk, such as counterparty default risk, geographic risk and sectoral risk, for the purposes of its management. Credit Risk Management The Bank's credit committee is responsible for managing the Bank's credit risk through: - Ensure that the Bank has appropriate credit risk practices, including an effective internal control system, to systematically determine adequate provisions in accordance with the policies and procedures established by the Bank, IFRS and supervisory guidance relevant. - Identify, assess and measure credit risk across the Bank, from an individual instrument to a portfolio level. - Create credit policies to protect the Bank against identified risks, including the requirement to obtain guarantees from borrowers, perform a solid ongoing credit assessment of borrowers and continuously monitor exposures against internal risk limits. - Limit concentrations of exposure by type of asset, counterparties, sector, credit rating, geographic location, etc. - Establish a solid control framework in relation to the authorization structure for the approval and renewal of lines of credit. - Develop and maintain the Bank's risk classification to categorize exposures according to the degree of default risk, The degrees of risk are subject to periodic review. - Develop and maintain the Bank's processes to measure the Expected Credit Loss “ECL”, including credit risk monitoring, the incorporation of prospective information and the method used to measure ECL. - Ensure that the Bank has policies and procedures to properly maintain and validate the models used to assess and measure PCE. - Provide advice, guidance and expertise to business units to promote best practices across the Bank in credit risk management.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 251 Note 47 – Management and Risk Report, continued Credit Quality The following table offers an analysis of the gross amount in arrears in books of loans and advances to customers by maturity: As of June 30, 2022 Less than 30 days overdue Between 30 and 89 days overdue More than 90 days overdue Total overdue MCh$ MCh$ MCh$ MCh$ Interbank loans — — — — Loans and accounts receivable from customers Commercial loans 518,699 138,340 335,536 992,575 Mortgage loans 158,836 61,733 71,877 292,446 Consumer loans 144,297 68,003 55,459 267,759 Total 821,832 268,076 462,872 1,552,780 As of December 31, 2021 Less than 30 days overdue Between 30 and 89 days overdue More than 90 days overdue Total overdue MCh$ MCh$ MCh$ MCh$ Bank loans — — — — Loans and accounts receivable from customers Ttade loans 203,652 99,392 349,110 652,154 Mortgage loans 119,878 42,861 66,603 229,342 Consumer loans 114,498 55,916 41,982 212,396 Total 438,028 198,169 457,695 1,093,892

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 47 – Management and Risk Report, continued

Maximum Exposure to Credit Risk

For financial assets recognized in the Interim Consolidated Statements of Financial Position, exposure to credit risk is equal to their book value. For the financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were called.

The following table shows the Bank's maximum exposure to credit risk per financial asset as of June 30, 2022, December 31, 2021 and January 1, 2021, for different balance sheet items, including derivatives, without deducting collateral or other credit enhancements received:

	As of June 30, 2022	As of December 31, 2021	As of January 1, 2021
	Exposure MCh$	Exposure MCh$	Exposure MCh$
Financial assets held for trading at fair value through profit or loss			
Financial derivative contracts	3,722,588	2,897,802	3,676,329
Debt financial instruments	583,105	291,145	544,057
Other financial instruments for trading	62,112	46,204	41,638
Financial assets not held for trading mandatorily measured at fair value through profit or loss	59,395	—	—
Financial assets designated at fair value through profit or loss	—	—	—
Financial assets at fair value through other comprehensive income	4,281,500	2,875,989	3,964,163
Derivative financial instruments held for hedge accounting	93,054	83,123	306,471
Financial assets measured at amortized cost			
Investment under resale agreement	291,306	604,807	104,102
Financial debt instruments	1,095,919	952,291	103,736
Interbank loans	54,052	80,554	7,115
Loans and accounts receivable from customers – Commercial	16,691,963	15,686,358	14,827,894
Loans and accounts receivable from customers – Mortgages	6,784,816	6,240,909	5,267,924
Loans and accounts receivable from customers – Consumer	3,092,180	2,826,869	2,493,253
Off-Balance Sheet Assets			
Contingent loans			
Collateral and guarantees	518,825	552,340	437,396
Confirmed foreign letters of credit	212,319	2,756	2,207
Transactions related to contingent payments	1,910,638	1,800,785	1,407,102
Available on demand credit lines	—	—	—
Other credit commitments	651,038	715,621	754,375
Available on demand credit lines with immediate cancellation	4,940,934	4,496,446	2,656,219
Commitments to purchase local currency debt abroad	31,767	291,975	136,561
Other contingent loans	—	—	—
Total	**45,077,511**	**40,445,974**	**36,730,542**

The following is a summary of the provisions for loan losses:

	As of June 30, 2022	As of December 31, 2021	As of January 1, 2021
	MCh$	MCh$	MCh$
Loans and accounts receivable at amortized cost	(746,544)	(793,695)	(903,802)
Net interbank loans	(83)	(353)	(16)
Provisions for contingent loan risks	(42,488)	(38,252)	(36,937)
Total provisions	**(789,115)**	**(832,300)**	**(940,755)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 252

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 47 – Management and Risk Report, continued

The following table shows the concentration of credit risk by sector for financial assets:

	As of June 30, 2022			As of December 31, 2021		
	Maximum gross exposure MCh$	Maximum net exposure MCh$	%	Maximum gross exposure MCh$	Maximum net exposure (1) MCh$	%
Agriculture and Livestock	488,583	474,298	1,84%	485,292	468,518	1,96%
Fruit growing	63,397	62,254	0,24%	61,774	60,416	0,25%
Forestry	42,045	41,136	0,16%	42,280	41,108	0,17%
Fishing	40,309	39,165	0,15%	19,273	18,374	0,08%
Mining	301,036	296,577	1,13%	362,367	356,073	1,46%
Oil and natural gas	39,777	37,216	0,15%	30,376	28,418	0,12%
Product manufacturing industry:	2,049,933	1,996,887	7,72%	1,651,680	1,598,125	6,67%
Food, beverages and tobacco	644,717	624,870	2,43%	514,701	497,114	2,08%
Textile, leather and footwear	102,340	96,812	0,39%	92,545	86,281	0,37%
Wood and furniture	120,212	118,124	0,45%	110,386	108,174	0,45%
Pulp, paper and printing	112,260	108,656	0,42%	107,784	104,525	0,44%
Chemicals and petroleum products	487,224	476,274	1,83%	440,088	429,121	1,78%
Metals, non-metals, machinery, and other	583,180	572,151	2,19%	386,176	372,910	1,56%
Electricity, gas and water	860,176	827,577	3,24%	964,525	895,892	3,90%
Residential construction	1,138,832	1,116,824	4,29%	1,042,617	1,021,927	4,21%
Non-housing construction (office, civil works)	1,182,859	1,164,312	4,45%	1,212,923	1,192,426	4,90%
Wholesale trade	1,467,835	1,424,682	5,52%	1,259,064	1,219,704	5,09%
Retail trade, restaurants and hotels	1,083,991	971,922	4,08%	1,022,999	907,970	4,13%
Transport and storage	1,186,450	1,166,188	4,47%	1,128,697	1,073,365	4,56%
Telecommunications	127,787	123,961	0,48%	107,200	102,959	0,43%
Financial services	1,531,722	1,503,287	5,77%	1,529,315	1,496,440	6,18%
Business services	116,106	114,274	0,44%	112,127	110,561	0,45%
Real estate services	2,483,916	2,410,655	9,35%	2,126,134	2,056,066	8,59%
Student loans	586,828	568,136	2,21%	563,461	545,299	2,28%
Public administration, defense and police	109,273	108,035	0,41%	116,963	115,384	0,47%
Social and other community services	1,759,766	1,715,598	6,62%	1,819,854	1,771,572	7,35%
Personal services	31,342	29,113	0,12%	27,437	24,917	0,11%
Subtotal commercial loans	**16,691,963**	**16,192,097**	**62,83%**	**15,686,358**	**15,105,514**	**63,37%**
Consumer loans	6,784,816	6,734,145	25,54%	6,240,910	6,194,060	25,21%
Mortgage loans	3,092,180	2,896,172	11,64%	2,826,869	2,656,404	11,42%
Total	**26,568,959**	**25,822,414**	**100,00%**	**24,754,137**	**23,955,978**	**100,00%**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 253

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 254 Note 47 – Management and Risk Report, continued Guarantees and Other Credit Enhancements In order to mitigate credit risk, guarantees have been established in favor of the Bank, credit enhancements and other actions that mitigate total exposure. The main types of guarantees provided by customers are as follows: For loans to companies, the main guarantees are: For loans to individuals, the main guarantees are: - Agricultural land - Machinery and/or equipment - Mortgage - Ships and maritime aircraft - Urban plots or land - Buildings for specific purposes under construction - Vehicles - Mining infrastructure - Inventory - Agricultural assets - Industrial assets - Biological assets - Other guarantees The guarantees taken by the Bank to ensure the collection of the rights reflected in its loan portfolios are mortgage-type guarantees (urban and rural properties, agricultural land, ships and aircraft, mining claims and other assets) and pledges (inventory, agricultural assets , industrial assets, plantations and other pledged assets), The procedures used for the valuation of the guarantees are carried out in accordance with the best market practices, which include the use of appraisals in real estate guarantees, market price in stock securities, value of shares in an investment fund, etc. All collateral received must be properly legalized and registered in the corresponding registry. On the other hand, financial derivative operations are guaranteed by guarantee agreements, which are deposited or transferred by a third party in favor of the other, these can be in cash or in financial instruments, and reduce the counter party's credit risk. Credit limits of debtors related to the property or bank management According to the provisions of article 84 No, 2 of the LGB and chapter 12-4 of the RAN, the Bank must bear in mind that: • The set of credits granted to a group of related persons may not exceed 5% of the effective equity of the bank, this limit increases to 25% if what exceeds 5% corresponds to credits secured by guarantees, In no case may the total of these credits granted by a bank exceed the amount of its effective equity. • These loans shall not be granted under more favorable terms in connection with term, interest rates or guarantees than those granted to third parties in similar transactions. • The relationship of a person with the Bank occurs when they have direct, indirect or through third party participation in the property of the Bank, participate in the management or it is presumed that there is

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 47 - Management and Risk Report, continued

relationship as long as sufficient background information is not presented to eliminate that presumption. It will be understood that the same group of people related to the Bank is made up of all those natural and legal persons that can exert significant and permanent influence on the decisions of the other, there is a presumption that the credits granted to one person will be used for the benefit of another or the founded presumption that people maintain a relationship and form a unit of economic interest.

- Subsidiaries, business support companies and associates constitute companies related to a bank.
- Guarantees on movable or immovable property, or any other property legitimately susceptible of being received as collateral, constitute valid guarantees.

As of June 30, 2022 and December 31, 2021 and January 1, 2021, the credit limit to debtors related to the ownership or management of the Bank according to article 84 No, 2 of the LGB and Chapter 12-4 of the RAN are the following:

	As of June 30, 2022		As of December 31, 2021		As of January 01, 2021	
	MCh$	%	MCh$	%	MCh$	%
Global limit to groups of related people(*)	3,947,420		3,992,124		3,104,306	
Use of the global limit for loans granted to groups of people related to the bank	170,202	4,31	169,651	4,25	309,317	9,96

(*) Corresponds to effective equity

ii) Financial Risk

- **Market Risk**

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

- **Currency Risk**

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

- Positions in foreign currency (MX) within the attributions of the Trading Book.
- Currency mismatches between the assets and liabilities of the Banking Book.
- Currency flow mismatches.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 255

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 256 Note 47 – Management and Risk Report, continued • Inflation and Other Indexes Adjustments Risk The risk of readjustment is the exposure due to changes in the units or indexes of readjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other operations registered in the balance with such characteristics. • Interest Rate Risk Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank's economic value. Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value. The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of re-pricing and by currency. This methodology facilitates the detection of interest risk concentrations in the different terms. All the balance sheet and off balance sheet items are unbundled in their flows and placed at the re-pricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 257 Note 47 – Management and Risk Report, continued The following are the Banking Book items (products valued at amortized cost and Fair Value through Other Comprehensive Income and derivatives valued at fair value) for the most relevant currencies in which the Bank trades at the end of the years ended December June 30, 202, December 31, 2021 and January 1st, 2021. Positions As of June 30, 2022 As of December 31, 2021 As of January 1, 2021 MCh$ MCh$ MCh$ ASSETS 32,534,179 35,306,450 32,936,131 CLP 11,356,622 12,867,570 12,190,871 CLF 11,212,705 11,892,680 11,301,485 USD 4,555,795 5,675,492 4,303,817 COP 5,409,057 4,870,708 5,139,958 LIABILITIES (30,085,048) (36,250,643) (32,122,654) CLP (13,643,801) (17,384,980) (16,896,494) CLF (6,304,670) (7,943,982) (6,908,602) USD (4,905,496) (5,211,275) (3,980,348) COP (5,231,081) (5,710,406) (4,337,210) Derivatives 704,753 1,301,056 156,606 CLP 222,094 1,901,039 3,074,115 CLF 12,599 (2,171,399) (2,165,038) USD (69,883) 1,617,166 130,563 COP 539,943 (45,750) (883,034) The expositions presented above correspond to the present values (capital plus accrued interest).

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 258 Note 47 – Management and Risk Report, continued • Volatility Risk In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset. • Liquidity Risk Liquidity Risk is the exposure of the Bank's and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation. Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly. Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables: • The liquidation of positions, when it so decides, to occur without significant losses. • The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates. • The Bank to avoid fines or regulatory penalties for not complying with regulations.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 47 – Management and Risk Report, continued

Regulatory measurement of contractual liquidity mismatch

The mismatch of consolidated terms at 7, 15, 30 and 90 days, for June 30, 2022, December 31, 2021 and January 1, 2021 is as follows:

	As of June 30, 2022 Net position (MCh-CLP)			
	7 days MCh$	15 days MCh$	30 days MCh$	90 days MCh$
Consolidated currency				
Income	4,414,481	6,820,976	7,584,036	9,348,660
Expenses	(5,645,011)	(6,963,586)	(8,650,358)	(11,631,346)
Income(expenses),net	**(1,230,530)**	**(142,610)**	**(1,066,322)**	**(2,282,686)**

	As of June 30, 2022 Net position (MCh-CLP)			
	7 days MCh$	15 days MCh$	30 days MCh$	90 days MCh$
Foreign currency				
Income	1,423,099	1,539,555	1,737,312	2,340,005
Expenses	(1,280,389)	(1,653,564)	(2,265,633)	(3,257,530)
Income(expenses),net	**142,710**	**(114,009)**	**(528,321)**	**(917,525)**

	As of December 31, 2021 Net position (MCh-CLP)			
	7 days MCh$	15 days MCh$	30 days MCh$	90 days MCh$
Consolidated currency				
Income	5,412,343	6,443,445	7,068,401	8,510,933
Expenses	(5,340,005)	(6,307,508)	(8,036,960)	(11,752,718)
Income(expenses),net	**72,338**	**135,937**	**(968,559)**	**(3,241,785)**

	As of December 31, 2021 Net position (MCh-CLP)			
	7 days MCh$	15 days MCh$	30 days MCh$	90 days MCh$
Foreign currency				
Income	2,277,446	2,372,835	2,626,841	3,108,831
Expenses	(1,170,354)	(1,493,094)	(2,096,656)	(3,373,244)
Income(expenses),net	**1,107,092**	**879,741**	**530,185**	**(264,413)**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 259

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 260 Note 47 – Management and Risk Report, continued As of January 1, 2021 Net position (MCh-CLP) 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Consolidated currency Income 4,745,867 5,623,220 6,544,895 8,705,176 Expenses (4,853,519) (6,159,798) (7,859,854) (11,088,752) Income(expenses),net (107,652) (536,578) (1,314,959) (2,383,576) As of January 1, 2021 Net position (MCh-CLP) 7 days 15 days 30 days 90 days MCh$ MCh$ MCh$ MCh$ Foreign currency Income 1,842,572 1,920,788 2,111,423 2,562,740 Expenses (1,074,818) (1,352,168) (1,814,211) (2,735,898) Income(expenses),net 767,754 568,620 297,212 (173,158)

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 47 – Management and Risk Report, continued

The contractual maturities (Capital plus interest) as of June 30, 2022, December 31, 2021 and January 1, 2021, are as follows:

	As of June 30, 2022							
	On demand	Up to 1 month	Between 1 and 3 months	More than 3 months Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial liabilities	**4,475,454**	**4,801,331**	**2,069,697**	**3,055,305**	**5,025,496**	**1,801,359**	**5,898,176**	**27,126,818**
Financial liabilities to be traded at fair value through profit or loss	—	281,512	158,070	564,771	771,720	439,703	1,127,057	**3,342,833**
Financial liabilities designated at fair value through profit or loss	—	—	—	—	—	—	—	**—**
Derivative financial instruments held for hedge accounting	—	9,107	14,873	173,005	21,880	3,731	32,082	**254,678**
Financial liabilities at amortized cost	4,475,454	4,497,567	1,886,069	2,279,010	4,155,023	1,296,846	3,642,865	**22,232,834**
Lease contracts liabilities	—	1,490	2,843	12,783	31,939	16,669	10,258	**75,982**
Issued regulatory capital financial instruments	—	11,655	7,842	25,736	44,934	44,410	1,085,914	**1,220,491**

	As of December 31, 2021							
	On demand	Up to 1 month	Between 1 and 3 months	More than 3 months Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial liabilities	**8,546,485**	**5,052,252**	**3,161,993**	**4,728,835**	**4,908,758**	**2,042,716**	**5,330,299**	**33,771,338**
Financial liabilities to be traded at fair value through profit or loss	—	66,217	146,880	326,687	621,017	591,071	1,013,034	**2,764,906**
Financial liabilities designated at fair value through profit or loss	—	—	—	—	—	—	—	**—**
Derivative financial instruments held for hedge accounting	—	11,403	41,481	47,696	42,726	4,313	32,773	**180,392**
Financial liabilities at amortized cost	8,546,485	4,960,862	2,963,431	4,330,390	4,202,816	1,417,035	3,349,766	**29,770,785**
Lease contracts liabilities	—	2,599	4,261	14,900	35,743	23,841	17,766	**99,110**
Issued regulatory capital financial instruments	—	11,171	5,940	9,162	6,456	6,456	916,960	**956,145**

	As of January 1, 2021							
	On demand	Up to 1 month	Between 1 and 3 months	More than 3 months Up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial liabilities	**7,164,971**	**5,222,814**	**3,094,202**	**4,981,920**	**3,197,585**	**4,301,865**	**6,264,144**	**34,227,503**
Financial liabilities to be traded at fair value through profit or loss	—	147,869	162,038	278,962	651,537	855,232	1,437,656	**3,533,294**
Financial liabilities designated at fair value through profit or loss	—	—	—	—	—	—	—	**—**
Derivative financial instruments held for hedge accounting	—	23,837	46,397	12,307	27,874	(641)	32,253	**142,027**
Financial liabilities at amortized cost	7,164,971	5,038,733	2,874,695	4,647,321	2,395,350	3,338,298	3,531,373	**28,990,741**
Lease contracts liabilities	—	2,135	4,182	17,939	43,391	35,253	29,420	**132,320**
Issued regulatory capital financial instruments	—	10,240	6,890	25,391	79,433	73,723	1,233,442	**1,429,119**

The volume of liquid assets as of June 30, 2022 and December 31, 2021 and January 1, 2021, is as follows:

	As of June 30,	As of December 31,	As of January 01,
Liquid assets (consolidated balance)	**2022**	**2021**	**2021**
	MCh$	**MCh$**	**MCh$**
Level 1	4,102,468	3,871,805	3,763,152
Level 2	—	—	30
Other	4,165,243	3,963,422	5,352,699
Total	**8,267,711**	**7,835,227**	**9,115,881**

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 261

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 262 Note 47 – Management and Risk Report, continued The composition of the main sources of financing of liquid assets as of June 30, 2022, December 31, 2021 and January 1, 2021, is as follows: As of June 30, As of December 31, As of January 01, Main sources of individual financing 2022 2021 2021 MCh$ MCh$ MCh$ Demand deposits and other demand obligations 14,00% 16,90% 14,18% Cash in process of being cleared 2,30% 1,50% 0,56% Obligations under repurchase agreements 0,62% 0,75% 1,44% Term deposits and other term loans 30,72% 30,98% 35,93% Term Savings Accounts 0,00% 0,00% 0,00% Borrowings from financial institutions 15,17% 15,03% 12,21% Debt instruments issued 22,01% 21,09% 19,70% Other financial liabilities 15,17% 13,75% 15,98% Total 100% 100% 100% As of June 30, As of December 31, As of January 01, Main sources of consolidated financing 2022 2021 2021 MCh$ MCh$ MCh$ Demand deposits and other demand obligations 13,39% 15,94% 13,61% Cash in process of being cleared 2,40% 1,55% 0,58% Obligations under repurchase agreements 0,02% 0,62% 1,13% Term deposits and other term loans 30,85% 31,14% 36,51% Term Savings Accounts 0,00% 0,00% 0,00% Borrowings from financial institutions 14,68% 14,74% 11,41% Debt instruments issued 22,95% 21,88% 20,35% Other financial liabilities 15,70% 14,13% 16,41% Total 100% 100% 100% The liquidity coverage ratio as of June 30, 2022 and December 31, 2021, is as follows: As of 30 As of 31 Liquidity Coverage Ratio June, December, 2022 2021% % NSFR 101.93 109.70 LCR 153.48 243.06

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 263 Note 47 – Management and Risk Report, continued Financial Risk Management Continuous and interconnected process that originates in the first instance with the identification of the risks to which the Institution is exposed, in order to then quantify the potential impact as a result of said exposure and to limit it to the level desired by the Bank. The above implies an active monitoring of the risks, studying their temporal evolution. The risk management process can be subdivided into the following stages: • Financial Risks Identification The Financial Risk Management has a high-level technical team that constantly monitors the activities of the bank transfer and its subsidiaries in search of potential unquantified and controlled risks. In addition, the Bank Treasury as the first line of defense also plays a fundamental role in the detection of risks, Itaú Corpbanca provides a structure that facilitates this risk identification role by maintaining independence in its tasks and ensuring the active participation of management in the creation/ modification of products. • Quantification and Control of Exposure to Financial Risk Once all the risks have been identified, the Financial Risk Management is responsible for the quantification of the financial risk factors and the establishment of limits at different levels, according to the risk defined by the Board of Directors and the applicable regulations. The Financial Risk Management proposes a framework of quantitative and qualitative limits and alerts that are reviewed and approved by the ALCO and the Board of Directors. Additionally, it periodically measures the risk incurred, develops valuation tools and models, performs periodic stress analyses, measures the degree of concentration with interbank counterparties, prepares the manual of policies and procedures, as well as monitoring authorized limits and alerts, which are reviewed at least annually. The metrics, by type of risk, used to quantify exposures are explained below: • Market Risk Metrics and Limits for the Trading and Banking Portfolio The Bank´s measures regulatory exposures in line with the standardized methodologies established by the Central Bank (Chapter III B-2 Standard of measurement and control of market risk for Banks", of the Compendium of Financial Regulations), supplemented by the CMF in Chapter 12-21 of the RAN, which correspond to the methodologies standardized by the Basel Committee to quantify the market risk exposures of the Trading and Banking Books. The regulatory measurements of the trading book allow estimating the potential loss that the Bank could face given the fluctuations according to the shocks defined by the regulator, The regulatory limit corresponds to the sum of these risks (also called Market Risk Exposure “MRE”) and 10% of the Assets Weighted by Credit Risk, a sum that cannot exceed the Bank's Effective Equity in any case.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 264 Note 47 – Management and Risk Report, continued The Bank must permanently observe these limits and report them to the CMF, also reporting monthly on the consolidated risk position, including subsidiaries and branches abroad. Below is the consumption of the regulatory market risk limit, specifically for the Trading Portfolio as of June 30, 2021 and December 31, 2021. Limit consumption As of June 30, As of December 31, 2022 2021 Market risk exposure (MRE) 68,93% 65,63% The regulatory risk measurement for the Banking Portfolio is used to estimate the Bank's potential losses due to standardized adverse movements in interest and exchange rates. The standardized regulatory report for the Banking Portfolio is used to estimate the Bank's potential economic losses due to standardized adverse movements in interest rates defined by the CMF, Currently, the short-term exposure limits (STE) to interest rate and indexation risk in the Banking Portfolio must not exceed 35% of the annual operating income (LTM rolling period) and the consumption of long-term limits (LTE) must be less than 20% of the Bank's regulatory capital. The following table details the consumption of the regulatory limit for market risk, considered as the % of limit to be calculated based on the standards indicated above, specifically for the Banking Portfolio as of June 30, 2022 and December 31, 2021. Limit consumption As of June 30, As of December 31, 2022 2021 Short-term exposure to interest rate risk 35% 47% Long-term exposure to interest rate risk 19% 23% As of June 30, 2022, December 31, 2021 and January 1, 2021, the Bank has complied with all regulatory requirements and limits, as well as with all financial covenants, such as the capital adequacy ratio weighted by risk, exposure to a single borrower, aggregate exposure, concentration risk, equity-to-asset ratio, provision coverage ratio, among others. Value at Risk (VaR) • Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon, Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters), The Bank's uses a 99% confidence level and a time horizon of 1 day.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 265 Note 47 – Management and Risk Report, continued • Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric), This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility. The Board of Directors and senior management define the limits on the Value at Risk, which is monitored on a daily basis, In turn, the measurement is subjected to retrospective tests that allow verifying that the losses actually incurred do not exceed the VaR, more than once every 100 days, The result is monitored daily to test the validity of the assumptions, hypotheses and the adequacy of the parameters and risk factors used in the calculation of the VaR. The Bank calculates the VaR for sub-portfolios and risk factors, which allows it to quickly detect sources of risk, Since the VaR does not take into account stress scenarios, it is complemented with stress tests taking into account prospective, historical and standardized scenarios. Although the VaR is one of the most frequently used models by the local financial industry, and considering that it is a model, as such it has limitations that must be considered: • It does not take into account the expected loss in the event that the return on the portfolio is above the confidence level defined in the VaR, That is, in the case of the Bank it does not reflect what happens in the 1% of the queue. This is mitigated with the stress measures detailed below. • It does not consider intraday results, but only reflects the potential loss given current positions, • It does not take into account the potential changes in the dynamics of the movements of the market variables (that is, the possible changes in the variance and covariance matrix). Sensitivity measures The Bank uses stress tests as a sensitivity analysis tool to control financial risk. This measurement is performed separately for the trading and banking portfolios. The sensitivity is estimated using the DV01 indicator, which corresponds to a measure of sensitivity of the portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0,01%) for different maturities and in annualized terms. In accordance with IFRS 7, the following table presents an estimate of the likely, but reasonable, impact of fluctuations in interest rates, exchange rates and implied volatilities (market factors) that would affect the trading and banking portfolios. The fluctuations in market factors correspond to highly probable scenarios chosen from a set of scenarios agreed on the basis of the opinion of specialists in economics and financial risk and traders. To estimate the sensitivity, the sensitivity (DV01) and the reasonably probable scenarios are multiplied by the market factor.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 47 – Management and Risk Report, continued

Interest rate scenarios - Chile (basis points - 0,01%)

The following table presents a sensitivity analysis for changes of 0,01% in interest rates by term and type of interest rate, and its corresponding impact on income interest margin) and equity (valuation accounts of financial instruments in FVTOCI).

As of June 30, 2022	Scenarios for impacts on P&L						Scenarios for impacts on FVTOCI					
Tenor	Chamber CLP	Government CLP	Chamber CLF	Government CLF	Curve USD	Curve MX	Chamber CLP	Government CLP	Chamber CLF	Government CLF	Curve USD	Curve MX
1 day	223	117	157	97	(119)	119	223	117	(157)	97	119	119
3 months	223	117	157	97	(119)	119	223	117	(157)	97	119	119
6 months	223	117	157	97	(119)	119	223	117	(157)	97	119	119
9 months	224	113	127	112	(95)	95	224	113	(127)	112	95	95
1 year	221	108	125	128	(72)	72	221	108	(125)	128	72	72
2 years	137	95	128	79	(127)	127	137	95	(128)	79	127	127
3 years	123	98	110	80	(127)	127	123	98	(110)	80	127	127
4 years	108	101	92	82	(125)	125	108	101	(92)	82	125	125
5 years	95	104	74	84	(124)	124	95	104	(74)	84	124	124
7 years	99	94	81	92	(125)	125	99	94	(81)	92	125	125
10 years	105	78	94	105	(127)	127	105	78	(94)	105	127	127
20 years	105	78	55	72	(103)	103	105	78	(55)	72	103	103

As of June 30, 2021	Scenarios for impacts on P&L						Scenarios for impacts on FVTOCI					
Tenor	Chamber CLP	Government CLP	Chamber CLF	Government CLF	Curve USD	Curve MX	Chamber CLP	Government CLP	Chamber CLF	Government CLF	Curve USD	Curve MX
1 day	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
3 months	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
6 months	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
9 months	(36)	42	87	159	(67)	67	36	42	(87)	159	67	(67)
1 year	(33)	46	93	155	(86)	86	33	46	(93)	155	86	(86)
2 years	(37)	39	70	93	(101)	101	37	39	(70)	93	101	(101)
3 years	(47)	52	68	88	(103)	103	47	52	(68)	88	103	(103)
4 years	(57)	65	68	83	(105)	105	57	65	(68)	83	105	(105)
5 years	(67)	77	67	79	(106)	106	67	77	(67)	79	106	(106)
7 years	(65)	66	74	81	(103)	103	65	66	(74)	81	103	(103)
10 years	(63)	50	83	85	(98)	98	63	50	(83)	85	98	(98)
20 years	(63)	50	80	81	(115)	115	63	50	(80)	81	115	(115)

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 266

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 47 – Management and Risk Report, continued

Exchange rate scenarios Colombia (basis points - 0,01%)

The following table presents a sensitivity analysis for changes of 0,01% in interest rates by term and type of interest rate, and its corresponding impact on results (net interest margin) and equity (valuation accounts of financial instruments at FVTOCI).

As of June 30, 2022	Scenarios for impacts on P&L			Scenarios for impacts on FVTOCI		
Tenor	Government COP	Swap IBR	Curve USD	Government COP	Swap IBR	Curve USD
1 day	183	212	31	183	212	31
3 months	184	181	48	184	181	48
6 months	184	174	58	184	174	58
9 months	185	186	68	185	186	68
1 year	185	198	79	185	198	79
2 years	187	178	99	187	178	99
3 years	189	160	101	189	160	101
4 years	191	156	99	191	156	99
5 years	187	153	97	187	153	97
7 years	173	159	92	173	159	92
10 years	157	168	85	157	168	85
20 years	119	197	60	119	197	60

As of December 31, 2021	Scenarios for impacts on P&L			Scenarios for impacts on FVTOCI		
Tenor	Government COP	Swap IBR	Curve USD	Government COP	Swap IBR	Curve USD
1 day	137	37	13	137	37	13
3 months	133	40	17	133	40	17
6 months	130	78	19	130	78	19
9 months	126	77	27	126	77	27
1 year	122	75	35	122	75	35
2 years	108	96	39	108	96	39
3 years	93	94	35	93	94	35
4 years	85	95	36	85	95	36
5 years	86	96	37	86	96	37
7 years	88	98	39	88	98	39
10 years	91	101	42	91	101	42
20 years	93	111	51	93	111	51

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 267

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 47 – Management and Risk Report, continued

Chile exchange rate scenarios

The following table presents a sensitivity analysis for variations in the relevant exchange rates, and their corresponding impact on the result (net result of financial operations and net exchange gain/loss) and on equity (valuation accounts of financial instruments to FVTOCI).

	As of June 30, 2022		
Exchange rate	Scenario P&L impact	Scenario FVTOCI impact	Impact scenario Accrual Book
	%	%	%
USD – CLP	9,29	9,29	9,29
USD – COP	8,97	8,97	8,97

	As of December 31, 2021		
Exchange rate	Scenario P&L impact	Scenario FVTOCI impact	Impact scenario Accrual Book
	%	%	%
USD – CLP	9,66	9,66	9,66
USD – COP	7,81	7,81	7,81

Colombia exchange rate scenarios

The following table presents a sensitivity analysis for variations in the relevant exchange rates, and their corresponding impact on the result (net result of financial operations and exchange differences) and on equity (valuation accounts of financial instruments at FVTOCI).

	As of June 30, 2022		
Exchange rate	Scenario P&L impact	Scenario FVTOCI impact	Impact scenario Accrual Book
	%	%	%
USD - COP	(4,07)	(4,07)	(4,07)

	As of December 31, 2021		
Exchange rate	Scenario P&L impact	Scenario FVTOCI impact	Impact scenario Accrual Book
	%	%	%
USD - COP	(6,78)	(6,78)	(6,78)

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 268

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 269 Note 47 – Management and Risk Report, continued Impact on P&L derived from the sensitivity analysis The following table presents the impact of the movements or reasonably probable scenarios explained above applied to the positions of the Trading Portfolio that affect the P&L (net income from financial operations, net foreign exchange gains/losses and interest margin, as applicable) as of June 30, 2022 and December 31, 2021. Potential impact on P&L As of June 30 2022 As of December 31 2021 MCh$ MCh$ CLP rate risk (4,490) (5,680) Derivatives (4,490) (5,680) Debt instruments — — CLF rate risk (3,048) (1,811) Derivatives (3,048) (1,811) Debt instruments — — COP rate risk 829 (3,104) Derivatives 5,469 (2,508) Debt instruments (4,640) (596) UVR rate risk (30,766) (133) Derivatives — 3 Debt instruments (30,766) (136) USD rate risk (63) (1,294) Risk rate other currencies — (7) Total rate risk (37,538) (12,029) Exchange rate risk (1,636) (103) Risk options 7 53 Total impact (39,167) (12,079) The impact on the margin of reasonably possible movements or scenarios on positions in the Accrual accounting banking book at the end of June 2022 and 2021 is presented below. Potential Impact on Accrual Accounting As of June 30, 2022 As of December 31, 2021 Sensitivity impact to interest rates (18,532) (16,349) The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 47 – Management and Risk Report, continued

Impact on net equity derived from the sensitivity analysis

As well as the effects on profit and loss of positions carried at fair value and at amortized cost, variations in market factors due to reasonably possible movements in interest rates and exchange rates also generate impacts on the equity accounts as a result of the possible variation in the market value of the investment portfolio at fair value/available-for-sale instruments and of the cash flow hedge and net foreign investment portfolios, which are presented in the following table:

Potential impact on FVTOCI	Potential impact on FVTOCI					
	As of June 30, 2022			As of December 31, 2021		
	DV01 (+1 bp)	Impact of interest change		DV01 (+1 bp)	Impact of interest change	
	USD	MUSD	MCh$	USD	MUSD	MCh$
CLP	(127,791)	(21,10)	(19,510)	(73,433)	(6,99)	(5,897)
CLF	88,467	(27,56)	(25,478)	43,232	(33,24)	(28,055)
COP	(65,627)	(5,36)	(4,525)	(65,627)	(5,36)	(4,525)
UVR	(83,203)	(6,96)	(5,875)	(83,203)	(6,96)	(5,875)
USD	(57,435)	(3,25)	(2,463)	(80,331)	(8,64)	(6,797)
Other	—	—	—	—	—	—
Total impact of interest rates	**(245,589)**	**(64,23)**	**(57,851)**	**(259,362)**	**(61,19)**	**(51,149)**

Exchange rate	Impact due to changes in prices			
	As of June 30, 2022		As of December 31, 2021	
	US$	MCh$	US$	MCh$
USD	91,90	73,198	145,47	122,874
COP	(47,69)	(44,088)	—	—
Total exchange rate risk	**44,21**	**29,110**	**145,47**	**122,874**
Total impact	**(20,02)**	**(28,741)**	**84,28**	**71,725**

Hedge

The Bank uses a variety of hedging strategies and instruments to manage the risks generated in the trading book and bank, In the case where the hedging instrument is subject to an accounting treatment different from the exposure of the underlying object of coverage, the Bank may use the accounting hedge treatment to eliminate the accounting asymmetries that could generate undue volatility in the results and/or Bank assets.

The use of accounting hedges is subject to the limits defined by the Board of Directors, to the definitions of the Assets and Liabilities Committee (ALCO) and to the Hedging Policy.

The Treasury is responsible for designing and implementing the strategies, the Financial Risk Management is responsible for measuring and monitoring the effectiveness of the hedges, generating effectiveness indicators that are constantly monitored, and the Financial Control Management is responsible for qualifying adequate regulatory compliance. In the case of accounting hedges (For more details on accounting hedge strategies, review Note 12 “Derivative contracts for accounting hedges”).

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 270

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 271 Note 47 – Management and Risk Report, continued Operational Risk The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputation, Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines. The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee. The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee. Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following: • Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries; • Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions; • Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol; • Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control. Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual "more security" program for all collaborators and induction programs for new employees

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 272 Note 47 – Management and Risk Report, continued Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant. Below are the net losses for the period due to operational risk events as of June 30, 2022 and December 31, 2021: As of June 30, 2022 Gross loss in the period due to operational risk events Recovery of Gross loss in the period due to operational risk events Exposure to net loss Internal fraud 16 - 16 External fraud 6,135 1,243 4,892 Labor practices and safety in the business 317 47 270 Customers, products and business practices 15 - 15 Damage to physical assets 69 - 69 Business interruption and system failures 59 1 58 Execution, delivery and process management 2,319 27 2,292 Total 8,930 1,318 7,612 As of December 31, 2021 Gross loss in the period due to operational risk events Recovery of Gross loss in the period due to operational risk events Exposure to net loss Internal fraud 35 69 (34) External fraud 6,278 1,682 4,596 Labor practices and safety in the business 322 46 276 Customers, products and business practices - - - Damage to physical assets 104 85 19 Business interruption and system failures 2,039 22 2,017 Execution, delivery and process management 3,150 90 3,060 Total 11,928 1,994 9,934

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 273 Note 48 - Information on regulatory capital and capital adequacy indicators The primary objectives of the Bank's capital management are to ensure compliance with regulatory requirements, maintain a strong credit rating and healthy capital ratios. During the years ended June 30, 2022 and December 31, 2021, the Bank has fully complied with the capital requirements. In accordance with the General Bank Law (LGB), the Bank must maintain a minimum ratio of Cash Equity to Consolidated Risk-Weighted Assets of 8% in accordance with article 66 of the LGB, in addition to the above, it must maintain an additional core capital equivalent to 0,625% of its risk-weighted assets in accordance with article 66 bis of the LGB, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, as of the Bank's merger, the regulator determined that the resulting Bank's Effective Equity must consider an additional 2,0%, which in accordance with the transitory provisions of RAN 12-14 “Application of article 35 BIS of the LGB” must be constituted in 75% as of December 1, 2021, therefore, the Bank must maintain a minimum ratio of Capital Stock to Risk-Weighted Consolidated Assets of 10,13%, For purposes of determining these indicators, the Bank has applied the provisions of Chapter 21-1 "Shareholders' Equity for legal and regulatory purposes" of the RAN. In January 2019, Law No, 21,130 was issued, which modernizes the banking legislation with the objective of implementing the practices promoted at international level by the Basel III agreement, introducing amendments to the General Banking Law (hereinafter "LGB"), In order to implement the standards, the Financial Market Commission initiated the regulatory process for their implementation by incorporating amendments and new chapters to the Updated Compilation of Standards (hereinafter "RAN"). The application of the regulatory adjustments and exclusions from the capital base will be gradual, in accordance with the transitional provisions of Chapter 21-1, starting with a 15% discount on December 1, 2022, rising to 30% as of December 1, 2023, to 65% as of December 1, 2024, and reaching 100% as of December 1, 2025. Assets are weighted according to risk categories as established in Chapter 21-6 "Determination of assets weighted by credit risk", Chapter 21-7 "Determination of assets weighted by market risk" and Chapter 21-8 "Standardized methodology for the computation of assets weighted by operational risk", All derivative instruments traded outside of stock exchanges are considered in the determination of risk assets with a conversion factor on the notional values, thus obtaining the amount of exposure to credit risk (or "credit equivalent"), Off-balance sheet contingent credits are also considered as "credit equivalent" for their weighting, in accordance with the provisions of Chapter 21-6 of the RAN, Regarding its implementation, the new regulation for solvency measurement purposes and regulatory minimum requirements will be effective as of December 1, 2021 and will be implemented gradually until it is fully established as of December 1, 2025, Finally, on March 30, 2022, the Financial Market Commission (CMF in Spanish) informed the Bank of the result obtained in its annual review, in order to qualify the quality of a systemic bank at the local level, The Board of the CMF, with the prior favorable agreement of the Central Bank of Chile, determined to maintain Itaú Corpbanca's rating as systemically important, determining in this regard a basic capital requirement on risk-weighted assets of 1%, in addition to the general minimum requirement of the

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 48 - Information on regulatory capital and capital adequacy indicators, continued

article 66 of the LGB. As indicated in Chapter 21-1 of the RAN and the fifth transitory article of Law No, 21,130, the assigned position must be constituted by 25% no later than December 1, 2022.

a) Total assets, risk-weighted assets and components of effective equity are detailed below:

Item No	Note Total assets, risk-weighted assets and components of effective equity according to Basel III - Item Description	Note	Global consolidated	Local consolidated	Global consolidated	Local consolidated
			As of June 30, 2022		As of December 31, 2021	
			MCh$	MCh$	MCh$	MCh$
1	Total assets according to the statement of financial position		36,510,455	30,287,815	34,842,124	28,800,249
2	Investment in subsidiaries that are not consolidated	a	—	604,215	—	498,490
3	Assets discounted from regulatory capital, other than item 2	b	974,885	851,630	1,003,882	890,842
4	Credit Equivalents	c	1,056,968	970,344	980,163	9,212,511
5	Contingent loans	d	2,338,859	1,709,609	2,315,141	1,758,192
6	Assets generated by brokering financial instruments	e	25,219	25,220	24,428	24,429
7	**= (1-2-3+4+5-6) Total assets for regulatory purposes**		**38,906,178**	**31,486,703**	**37,109,118**	**38,357,191**
8,a	Assets weighted by credit risk, estimated according to the standard methodology (APRC)	f	22,439,036	17,311,870	21,016,722	16,292,489
8,b	Assets weighted by credit risk, estimated according to the internal methodology (APRC	f	—	—	—	—
9	Market Risk-Weighted Assets (MRWA))	g	1,701,803	1,622,027	1,873,952	1,789,693
10	Operational risk weighted assets	h	2,333,986	1,683,973	1,990,014	1,348,856
11,a	**= (8,a/8,b+9+10) Risk-Weighted Assets (RWA)**		**26,474,825**	**20,617,870**	**24,880,688**	**19,431,038**
11,b	**= (8,a/8,b+9+10) Risk-weighted assets, after applying the output floor (RWA)**		**26,474,825**	**20,617,870**	**24,880,688**	**19,431,038**
12	Owners' equity		3,245,916	3,245,916	3,277,800	3,277,800
13	Non controlling interest	i	3,256	—	74,542	—
14	Goodwill	j	492,512	492,512	492,512	492,512
15	Excess minority investments	k	—	—	—	—
16	**= (12+13-14-15) Common Equity Tier 1 Capital (CET1)**		**2,756,660**	**2,753,404**	**2,859,830**	**2,785,288**
17	Additional deductions to ordinary capital level 1, other than item 2	l	—	—	—	—
18	**= (16-17-2) Common Equity Tier 1 (CET1)**		**2,756,660**	**2,149,189**	**2,859,830**	**2,286,798**
19	Voluntary provisions (additional) imputed as additional capital level 1 (AT1	m	—	—	—	—
20	Subordinated bonds imputed as additional capital level 1 (AT1)	m	264,749	206,179	248,807	194,310
21	Preferred shares allocated to additional tier 1 capital (AT1)		—	—	—	—
22	Bonds without a fixed term of maturity imputed to additional capital level 1 (AT1)		—	—	—	—
23	Discounts applied to AT1	l	—	—	—	—
24	**= (19+20+21+22-23) Additional tier 1 capital (AT1)**		**264,749**	**206,179**	**248,807**	**194,310**
25	**= (18+24) Capital level 1**		**3,021,409**	**2,355,368**	**3,108,637**	**2,481,108**
26	Voluntary provisions (additional) imputed as capital level 2 (T2	n	156,659	127,379	133,323	105,711
27	Subordinated bonds imputed as capital level 2 (T2)	n	811,824	805,264	794,520	755,824
28	**= (26+27) Capital level equivalent 2 (T2)**		**968,483**	**932,643**	**927,843**	**861,535**
29	Discounts applied to T2	l	—	—	—	—
30	**= (28-29) Capital level 2 (T2)**		**968,483**	**932,643**	**927,843**	**861,535**
31	**= (25+30) Effective equity**	p	**3,989,892**	**3,288,011**	**4,036,480**	**3,342,643**
32	**Additional basic capital required for the constitution of the conservation buffer**	q	**165,468**	**128,862**	**155,504**	**121,444**
33	**Additional basic capital required to set up the countercyclical buffer**	r	—	—	—	—
34	**Additional basic capital required for banks qualified as systemic**	s	—	—	—	—
35	**Additional capital required for the evaluation of the adequacy of effective equity (Pillar 2**		—	—	—	—

a) Corresponds to the value of the investment in subsidiaries that are not consolidated, Applies only in local consolidation when the bank has subsidiaries abroad, and their value is fully deducted from assets and CET1.

b) Corresponds to the value of the asset items that are deducted from regulatory capital, in accordance with the provisions of paragraph a) of Title No, 3 of Chapter 21-30 of the RAN, Item No Note Total assets, risk-weighted assets and components of effective equity according to Basel III-tem Description

c) Corresponds to the credit equivalents of derivative instruments in accordance with paragraph (b) of title No, 3 of Chapter 21-30 of the RAN.

d) Corresponds to the contingent exposures as established in paragraph c) of title No, 3 of Chapter 21-30 of the RAN.

e) Corresponds to the assets from the intermediation of financial instruments in its own name on behalf of third parties, which are within the bank's consolidation perimeter, as established in paragraph (c) of Title No, 3 of Chapter 21-30 of the RAN.

f) Corresponds to the assets weighted by credit risk, estimated according to RAN Chapter 21-6, If the bank is not authorized to apply internal methodologies, it must report field 8,b with zero and add 8,a in field 11,a, If it has the authorization, it must add 8,b in 11,a,

g) Corresponds to the assets weighted by market risk, estimated according to Chapter 21-7 of the RAN,

h) Corresponds to the assets weighted by operational risk, estimated according to Chapter 21-8 of the RAN.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 274

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 275 Note 48 - Information on regulatory capital and capital adequacy indicators, continued i) Corresponds to the non-controlling interest, according to the level of consolidation, up to 20% of the owners' equity, j) Assets corresponding to goodwill. k) Corresponds to the balances of the assets of investments in companies other than business support companies that do not participate in the consolidation, in excess of 5% of the owners' equity. l) (In the case of CET1 and T2, banks must estimate the equivalent value for each level of capital, as well as that obtained by fully applying Chapter 21-1 of the RAN, Then, the difference between the equivalent value and the fully applied value must be weighted by the discount factor in effect at the reporting date according to the transitional provisions of Chapter 21-1 of the RAN, and reported in this row, In the case of AT1, discounts are applied directly if any. m) Provisions and subordinated debentures imputed to additional tier 1 capital (AT1), as established in Chapter 21-2 of the RAN. n) Provisions and subordinated debentures imputed to the equivalent definition of Tier 2 capital (T2), as established in Chapter 21-1 of the RAN. o) In accordance with the transitory provisions, as of December 1, 2022, the solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column, Bank without subsidiaries abroad should not fill in these data. p) (Corresponds to the additional core capital (CET1) for the constitution of the conservation buffer, as established in Chapter 21-12 of the RAN. q) Corresponds to the additional core capital (CET1) for the constitution of countercyclical buffer, as established in Chapter 21-12 of the RAN. r) Corresponds to the additional basic capital (CET1) for banks qualified as systemic, as established in Chapter 21-11 of the RAN. s) Corresponds to the additional capital for the evaluation of the adequacy of the effective equity (Pillar 2) of the bank, as established in Chapter 21-13 of the RAN.

Itaú Corpbanca and subsidiaries
Notes to the Interim Consolidated Financial Statements
As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021

Note 48 - Information on regulatory capital and capital adequacy indicators, continued

b) Below are the solvency indicators and regulatory compliance indicators according to Basel III (in % with two decimals).

Item No	Item Description	Note	Global consolidated	Local consolidated (i)	Global consolidated	Local consolidated (i)
			As of June 30, 2022		As of December 31, 2021	
			%	%	%	%
1	**Leverage Indicator (T1_I18/T1_I7)**		**7,09**	**6,83**	**7,71**	**7,61**
1,a	Leverage indicator that the bank must meet, considering the minimum requirements	a	3,00	3,00	3,00	3,00
2	**Basic capital indicator (T1_I18/T1_I11,b)**		**10,41**	**10,42**	**11,49**	**11,77**
2,a	Indicator of basic capital that the bank must meet, considering the minimum requirements	a	4,50	4,50	4,50	4,50
2,b	Capital buffer shortfall	b	—	—	—	—
3	**Tier 1 capital indicator (T1_I25/T1_I11,b)**		**11,41**	**11,42**	**12,49**	**12,77**
3,a	Indicator of capital level 1 that the bank must meet, considering the minimum requirements	a	4,50	4,50	4,50	4,50
4	**Effective equity indicator (T1_I31/T1_I11,b)**		**15,07**	**15,95**	**16,22**	**17,20**
4,a	Effective equity indicator that the bank must meet, considering the minimum requirements	a	8,00	8,00	8,00	8,00
4,b	Indicator of effective equity that the bank must comply with, considering the charge for articles 35 bis, if applicable	c	9,50	9,50	9,50	9,50
4,c	Effective equity indicator that the bank must meet, considering the minimum requirements, conservation buffer and countercyclical buffer	b	10,13	10,13	10,13	10,13
5	**Solvency rating**	d	**A**	**A**	**A**	**A**
	Regulatory compliance indicators for solvency					
6	**Voluntary provisions (additional) imputed in tier 2 capital (T2) in relation to APRC (T1_I26/(T1_I8,a or 8,b))**	e	**0,70**	**0,74**	**0,63**	**0,65**
7	**Subordinated bonds imputed in capital level 2 (T2) in relation to basic capital**	f	**29,45**	**37,47**	**27,78**	**33,05**
8	**Tier 1 additional capital (AT1) in relation to basic capital (T1_I24/T1_I18)**	g	**9,60**	**9,59**	**8,70**	**8,50**
9	**Voluntary provisions (additional) and subordinated bonds that are charged to additional tier 1 capital (AT1) in relation to RWAs ((T1_I19+T1_I20)/(T1_I11,b)**	h	**1,00**	**1,00**	**1,00**	**1,00**

a) In the case of leverage, the minimum level is 3% without prejudice to the additional requirements for systemic banks that could be set according to the provisions of Chapter 21-30 of the RAN, In the case of basic capital, the bank must consider a limit of 4,5% of risk-weighted assets (RWA), In addition, and if applicable, the bank must add the current systemic charge according to the transitory provisions and the Pillar 2 requirement that was defined at this level of capital, In the case of new banks that have not paid 400,000 UF in paid capital, they must add 2% to their minimum requirement in accordance with article 51 of the LGB, This value decreases to 1% if the capital paid is above 600,000 UF but less than 800,000 UF, In the case of Tier 1 capital, the bank must consider a value of 6% as a minimum requirement and the Pillar 2 charge that has been defined at this level of capital, Finally, at the effective equity level, the bank must consider 8% of the RWA as a minimum requirement, Additional charges must be added to said value for Pillar 2, systemic bank and those indicated in article 51 of the LGB for new banks

b) The capital buffer deficit must be estimated in accordance with the provisions of Chapter 21-12 of the RAN, This value defines the restriction on the distribution of dividends if it were positive, according to the provisions of the Chapter mentioned above, In the case of effective equity, the value of the current conservation and countercyclical buffer must be added according to transitory provisions at the date of the report, the value defined in note a), even when there is a requirement by article 35 bis of the LGB,

c) If the bank had a current effective equity requirement by article 35 bis of the LGB, it must report its value in this cell in accordance with the transitory provisions,

d) (Corresponds to the solvency classification as established in Article 61 of the General Banking Law.

e) Limit of 1,25%, if the bank uses standard methodologies (field T1_8,a), or 0,625% if the bank uses internal methodologies (field T1_8 8,b), in the estimate of the APRC,

f) Subordinated bonds imputed to Tier 2 capital must not exceed 50% of Common Equity Tier 1 (CET1), taking into account the discounts applied to these instruments according to Chapter 21-1, instruments according to Chapter 21-1 of the RAN.

g) Additional tier 1 capital (AT1) cannot exceed 1/3 of ordinary tier 1 capital (CET1),

h) The additional provisions and subordinated bonds imputed to AT1 cannot exceed 1,0% of the RWAs as of December 1, 2021, This value will decrease by 0,5% annually in accordance with the transitory provisions of Chapter 21-2 of the RAN.

In accordance with the transitory provisions, as of December 1, 2022, the solvency requirements will also be made at the local consolidated level, reporting the figures at this level in this column, Bank without subsidiaries abroad should not fill in these data.

Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 276

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 277 Note 49 – Subsequent Events Termination of the Transaction Agreement and Shareholders Agreement On July 14, 2022, an Itaú Corpbanca Essential Event informed the following: 1) As is publicly known, Corp Group Banking S.A. (“CG Banking”), Compañía Inmobiliaria y de Inversiones SAGA SpA (“SAGA”) and certain subsidiaries of CG Banking (SAGA and such subsidiaries, together referred to as the “Debtors”), are in the process of exiting reorganization proceedings in the United States of America pursuant to the rules set forth in Chapter 11 of the U.S. Bankruptcy Code; the proceedings were initiated in June 2021 before the Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"); as a result of such proceedings, both CG Banking and SAGA would cease to own shares issued by Itaú Corpbanca. (2) The foregoing is being conducted in accordance with the Seventh Joint Plan of Liquidation of CG Banking and its Debtor Affiliates [Docket No. 815] (the "Plan") approved by the Bankruptcy Court on June 16, 2022 and effective as of July 14, 2022 (the "Plan Effective Date"). The Plan contemplates for the Debtors, among other things, the delivery of all of their shares issued by Itaú Corpbanca encumbered in favor of their secured creditors on, or promptly after, the Plan Effective Date; the sale of a portion of their unencumbered shares issued by Itaú Corpbanca to generate cash to pay for the bankruptcy expenses and the expenses of certain of their creditors on, or promptly after, the Plan Effective Date; and the transfer of the balance of their unencumbered shares issued by Itaú Corpbanca to their unsecured creditors on, or promptly after, the Plan Effective Date. 3) In this context, on June 3, 2022, Itaú Corpbanca, Itaú Unibanco Holding S.A., CorpGroup Interhold SpA, Inversiones Gasa Limitada and other entities related to CG Banking entered into a “Termination Letter”, in order to terminate, among others, the Transaction Agreement entered into between those same parties on January 29, 2014, as amended on June 2, 2015 and on January 20, 2017 (the "Transaction Agreement" or the "TA"), which Termination Letter is effective as of the Plan Effective Date. 4) In addition, the Bank has been informed that, on July 14, the entities CorpGroup Interhold SpA, Inversiones Gasa Limitada, CG Banking, CorpGroup Holding Inversiones Limitada, SAGA, ITB Holding Brasil Participações Ltda, and Itaú Unibanco Holding S.A. have entered into a "Mutual Termination Letter" whereby they have terminated the Shareholders Agreement on April 1, 2016 (as amended, restated, supplemented or modified from time to time, the “Shareholders Agreement”) as well as certain other share purchase agreements entered into on October 26, 2016, September 13, 2017, October 12, 2018 and September 10, 2020, effective as of the Plan Effective Date. 5) As part of the Plan implementation, CG Banking transferred to an Itaú Unibanco Holding S.A. subsidiary. - ITB Holding Brasil Participações Ltda. - the amount of 94,077,808,763 shares in the Bank. As a result, Itaú Unibanco Holding S.A. owns - directly and indirectly - shares issued by the Bank, representing approximately 65.62% of the Bank's subscribed and paid-in capital. 6) Therefore, pursuant to the Plan terms and after the Plan Effective Date, CG Banking and SAGA will cease to have any interest as beneficiaries of Itaú Corpbanca shares and, within 6 months from the Plan Effective Date, will cease to be shareholders of Itaú Corpbanca.

Itaú Corpbanca and subsidiaries Notes to the Interim Consolidated Financial Statements As of June 30, 2022, December 31, 2021 and January 1, 2021 and for the three and six-month periods ended June 30, 2022 and 2021 Itaú Corpbanca and subsidiaries– Interim Consolidated Financial Statements– June 30, 2022 278 Nota 49– Subsequent Events, continued Board of Directors Changes On July 27, 2022, the Board of Directors of Itaú Corpbanca took notice of the resignation of Mr. Jorge Andrés Saieh Guzmán as a director of the Bank, effective as of the same date. In connection with the foregoing, the Board of Directors of Itaú Corpbanca elected Mr. Ricardo Villela Marino as its Chairman and Mr. Milton Maluhy Filho as its Vice-Chairman. Finally, and in accordance with the provisions of article 9 of the bylaws, the Board of Directors of the Bank agreed that the alternate director Mr. Álvaro F. Rizzi Rodrigues will assume the position of standing director until the definitive appointment is made at the next Ordinary Shareholders' Meeting. Other In the period between July 1, 2022 and the date of issuance of these Interim Consolidated Financial Statements, no other subsequent events have occurred that significantly affect them. Roxana Zamorano Gabriel Moura Financial Control Manager Chief Executive Officer